082-04911

CONSOLIDATED ANNUAL REPORT FOR 2009

12-31-09
AR/S

AEM SPA



a2a

Contents

Consolidated financial statements

4 Balance sheet
6 Income statement
7 Consolidated statement of comprehensive income
8 Cash flow statement
10 Statement of changes in Group equity

Consolidated financial statements pursuant to Consob Resolution 15519 of July 27, 2006

14 Balance sheet pursuant to Consob Resolution 15519 of July 27, 2006
16 Income statement pursuant to Consob Resolution 15519 of July 27, 2006

Notes to the consolidated financial statements

19 General information on A2A S.p.A.
20 Consolidated annual report
21 Financial statements
22 Basis of preparation
23 Changes in international accounting standards
32 Consolidated Area
35 Consolidation policies and procedures
42 Accounting policies
57 A2A Group – Areas of activity
58 Results sector by sector
60 Notes to the balance sheet
84 Net debt
85 Notes to the statement of comprensive income
93 Earnings per share
94 Notes on related party transactions
97 Consob communication no. dem/6064293 of July 28, 2006
98 Guarantees and commitments with third parties
100 Other information

Attachments to the consolidated annual report

142 1. Statement of changes in property, plant and equipment

144 2. Statement of changes in intangible assets

146 3. List of companies included in the consolidated annual report

148 4. List of shareholdings carried according to equity method

150 5. List of shareholdings of the Ecodeco Group

152 6. List of shareholdings of the Coriance Group

154 7. List of financial assets available for sale

156 8/a Remuneration of the Management Board

157 8/b) Remuneration of the Supervisory Board

159 Certification of the consolidated financial statements pursuant to art. 154-bis para. 5 of Leg. Decree 58/98

162 Indipendent Auditors' report

This is a translation of the Italian original "Relazione annuale finanziaria consolidata 2009" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu


CONSOLIDATED
FINANCIAL
STATEMENTS

Balance sheet (1)

Assets



Millions of euro	Notes	12 31 2009	12 31 2008
NON-CURRENT ASSETS			
Tangible assets	1	4,968	4,005
Intangible assets	2	689	634
Shareholdings carried according to equity method	3	3,126	2,553
Other non-current financial assets	3	41	551
Deferred tax assets	4	458	316
Other non-current assets	5	45	57
Total non-current assets		9,327	**8,116**
CURRENT ASSETS			
Inventories	6	191	224
Trade receivables	7	1,770	1,699
Other current assets	8	368	293
Current financial assets	9	6	34
Current tax assets	10	94	2
Cash and cash equivalents	11	25	87
Total current assets		2,454	**2,339**
NON-CURRENT ASSETS HELD FOR SALE	12	419	**692**
TOTAL ASSETS		12,200	**11,147**

(1) Significant non-recurring events and transactions in the financial statements are analysed in Note 41, as required by Consob Communication DEM/6064293 of July 28, 2006.

Equity and liabilities

Millions of euro	Notes	12 31 2009	12 31 2008
EQUITY			
Share capital	13	1,629	1,629
(Treasury shares)	14	(61)	(107)
Reserves	15	2,042	2,036
Net income for the year	16	80	316
Equity pertaining to the Group		3,690	**3,874**
Minority interests	17	905	848
Total equity		4,595	**4,722**
LIABILITIES			
Non-current liabilities			
Non-current financial liabilities	18	4,152	3,196
Deferred tax liabilities	19	484	322
Employee benefits	20	278	264
Provisions for risks, charges and liabilities for landfills	21	419	392
Other non-current liabilities	22	187	68
Total non-current liabilities		5,520	**4,242**
Current liabilities			
Trade payables	23	1,074	1,186
Other current liabilities	23	445	507
Current financial liabilities	24	542	449
Tax liabilities	25	13	38
Total current liabilities		2,074	**2,180**
Total liabilities		7,594	**6,422**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**26**	11	**3**
TOTAL EQUITY AND LIABILITIES		12,200	**11,147**

 

Income statement (¹)

Millions of euro	Notes	01 01 2009 12 31 2009	**01 01 2008** **12 31 2008**
Revenues			
Revenues from the sale of goods and services		5,762	5,963
Other operating income		148	131
Total revenues	**28**	5,910	**6,094**
Operating expenses			
Expenses for raw materials and services		4,118	4,292
Other operating expenses		273	281
Total operating expenses	**29**	4,391	**4,573**
Labour costs	**30**	487	**453**
Gross operating income - EBITDA	**31**	1,032	**1,068**
Depreciation, amortization, provisions and write-downs	**32**	423	**369**
Net operating income - EBIT	**33**	609	**699**
Financial balance			
Financial income		19	23
Financial expenses		297	223
Affiliates		68	60
Total financial balance	**34**	(210)	**(140)**
Other non-operating income	**35**	–	**13**
Other non-operating expenses	**36**	(166)	**-**
Income before tax		233	**572**

(1) Significant non-recurring events and transactions in the financial statements are analysed in Note 41, as required by Consob Communication DEM/6064293 of July 28, 2006.



Millions of euro	Notes	01 01 2009 12 31 2009	01 01 2008 12 31 2008
Income taxes	**37**	145	**227**
Income from current operations, net of tax		88	**345**
Net result from non-current assets held for sale	**38**	19	**2**
NET INCOME		107	**347**
Minority interests		(27)	**(31)**
GROUP NET INCOME FOR THE YEAR	**39**	80	**316**
Earnings per share (in euro):			
- basic		0.0259	0.1023
- basic, from operating activities		0.0197	0.1027
- diluted		0.0259	0.1023
- diluted, from operating activities		0.0197	0.1027

Consolidated statement of comprehensive income

Millions of euro	12 31 2009	12 31 2008
Net income/(loss) for the year (A)	107	**347**
Effective part of gains/(losses) on cash flow hedges	63	(39)
Gains/(losses) on the remeasurement of financial assets available for sale	(99)	26
Tax effect of other gains/(losses)	10	20
Total other gains/(losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	(26)	**7**
Other gains/(losses) of companies valued at equity net of the tax effect (C)	49	**(83)**
Total gain/(loss) (A) + (B) + (C)	130	**271**
Total gain/(loss) attributable to:		
Shareholders of the parent company	79	**278**
Minority interests	51	**(7)**

 

Cash flow statement



Millions of euro	2009	**2008**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	87	**32**
CONTRIBUTIONS MERGER-RELATED	-	**155**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	87	**187**
Net income for the year	107	347
Depreciation	341	292
Amortization	22	16
Fixed asset write-downs	17	22
Results from affiliates	(68)	(60)
Write-downs of shareholdings	-	9
Change in working capital (*)	(181)	(100)
Cash flow from operating activities	238	**526**
Investment activities		
Investments in tangible assets	(379)	(437)
Investments in intangible assets and goodwill	(59)	(26)
Investments in shareholdings and securities (*)	(474)	(9)
Sales of investments	6	-
Dividends received	20	60
Purchase/sale of treasury shares	-	(43)
Cash flow used in investment activities	(886)	**(455)**

(*) Net of balances with contra-entry in equity and other balance sheet captions

Millions of euro	2009	**2008**
Free cash flow	(648)	**71**
Financing activities		
Change in financial assets *	30	(22)
Change in financial liabilities *	859	164
Dividends paid by the parent company	(301)	(299)
Dividends paid by subsidiaries to third parties	(2)	(14)
Cash flows used in financing activities	586	**(171)**
CHANGE IN CASH AND CASH EQUIVALENTS	(62)	**(100)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	25	**87**



Statement of changes in Group equity



Description *Millions of euro*	**Share capital** **Note 13**	**Treasury shares** **Note 14**	**Cash Flow Hedge** **Note 15**
Equity at 12.31.2007 Restated	**936**	**(64)**	**13**
Allocation of 2007 net income			
Distribution of dividends			
Effects of the merger on the balance sheet	693		(12)
IAS 32 and 39 reserves 39 (*)			(68)
Put option on Delmi Spa shares			
Put option on Abruzzo Energia Spa shares			
Other changes		(43)	
Net income for year pertaining to the Group and minority interests			
Equity at 12.31.2008	**1,629**	**(107)**	**(67)**
Allocation of 2008 net income			
Distribution of dividends			
IAS 32 and 39 reserves 39 (*)			64
Put option on Delmi Spa shares			
Put option on Abruzzo Energia Spa shares			
Put option Aspem Group			
Other changes		46	
Net income for year pertaining to the Group and minority interests			
Equity at 12.31.2009	**1,629**	**(61)**	**(3)**

(*) These form part of the statement of comprehensive income

	Result of financial assets available for sale	Other reserves and retained earnings	Net income for the year pertaining to the Group	Total equity pertaining to the Group	Minority interests	Total equity
	Note 15	Note 15	Note 16		Note 17	
	384	**699**	**292**	**2,260**	**794**	**3,054**
		292	(292)			
		(299)		(299)	(14)	(313)
		939		1,620	31	1,651
	31			(37)	(39)	(76)
		67		67	46	113
		(3)		(3)	(5)	(8)
		(7)		(50)	4	(46)
			316	316	31	347
	415	**1,688**	**316**	**3,874**	**848**	**4,722**
		316	(316)			
		(301)		(301)	(2)	(303)
	(65)			(1)	24	23
		10		10		10
					(1)	(1)
					(4)	(4)
		(18)		28	13	41
			80	80	27	107
	350	**1,695**	**80**	**3,690**	**905**	**4,595**




CONSOLIDATED
FINANCIAL
STATEMENTS
PURSUANT TO CONSOB RESOLUTION 15519 OF JULY 27, 2006

Balance sheet

pursuant to Consob Resolution 15519 of July 27, 2006

Assets

Millions of euro	12 31 2009	of which related parties (note 41)	**12 31 2008**	**of which related parties (note 41)**
NON-CURRENT ASSETS				
Tangible assets	4,968		4,005	
Intangible assets	689		634	
Shareholdings carried according to equity method	3,126	3,126	2,553	2,553
Other non-current financial assets	41	1	551	1
Deferred tax assets	458		316	
Other non-current assets	45		57	
Total non-current assets	9,327		8,116	
Current assets				
Inventories	191		224	
Trade receivables	1,770	164	1,699	157
Other current assets	368		293	
Current financial assets	6	5	34	33
Current tax assets	94		2	
Cash and cash equivalents	25		87	
Total current assets	2,454		2,339	
NON-CURRENT ASSETS HELD FOR SALE	419		692	689
TOTAL ASSETS	12,200		11,147	

Equity and liabilities

Millions of euro	12 31 2009	of which related parties (note 41)	12 31 2008	of which related parties (note 41)
EQUITY				
Share capital	1,629		1,629	
(Treasury shares)	(61)		(107)	
Reserves	2,042		2,036	
Net income for the year	80		316	
Equity pertaining to the Group	3,690		**3,874**	
Minority interests	905		848	
Total equity	4,595		**4,722**	
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	4,152		3,196	
Deferred tax liabilities	484		322	
Employee benefits	278		264	
Provisions for risks, charges and liabilities for landfills	419		392	
Other non-current liabilities	187		68	
Total non-current liabilities	5,520		**4,242**	
Current liabilities				
Trade payables	1,074	24	1,186	45
Other current liabilities	445		507	
Current financial liabilities	542	3	449	4
Tax liabilities	13		38	
Total current liabilities	2,074		**2,180**	
Total liabilities	7,594		**6,422**	
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	11		**3**	
TOTAL EQUITY AND LIABILITIES	12,200		**11,147**	



Income statement

pursuant to Consob Resolution 15519 of July 27, 2006

Millions of euro	01 01 2009 12 31 2009	of which related parties (note 41)	**01 01 2008 12 31 2008**	**of which related parties (note 41)**
Revenues				
Revenues from the sale of goods and services	5,762	279	5,963	275
Other operating income	148	1	131	1
Total revenues	5,910		6,094	
Operating expenses				
Expenses for raw materials and services	4,118	15	4,292	13
Other operating expenses	273	3	281	2
Total operating expenses	4,391		4,573	
Labour costs	487		453	
Gross operating income - EBITDA	1,032		1,068	
Depreciation, amortization, provisions and write-downs	423		369	
Net operating income - EBIT	609		699	
Financial balance				
Financial income	19		23	
Financial expenses	297		223	6
Affiliates	68	68	60	60
Total financial balance	(210)		(140)	
Other non-operating income	-		13	
Other non-operating expenses	(166)		-	
Income before tax	233		572	
Income taxes	145		227	
Income of current operations, net of tax	88		345	
Net result from non-current assets held for sale	19		2	
Net income	107		347	
Minority interests	(27)		(31)	
GROUP NET INCOME FOR THE YEAR	80		316	


NOTES TO THE
CONSOLIDATED
FINANCIAL
STATEMENTS

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("Group") operate both in Italy and abroad, especially following acquisitions in France and Montenegro.

The A2A S.p.A. Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- integrated water cycle management.



Consolidated annual report

The consolidated annual report (hereafter "**Annual Report**") at December 31, 2009 of the A2A Group are presented in millions of euro, which is also the currency of the economies in which the Group operates

The annual report of the A2A Group at December 31, 2009 has been prepared:

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations published by Consob;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.



This annual report has been prepared applying the same standards as were adopted for the previous year's consolidated financial statements.
In addition, from January 1, 2009 the Group adopted for the first time the standards and interpretations explained in detail in the paragraph entitled "Changes in accounting policies".

This annual report at December 31, 2009 was approved by the Management Board on March 24, 2010, which authorised its publication; it has been audited by PricewaterhouseCoopers S.p.A. in accordance with their appointment by the Shareholders' Meeting of April 26, 2007 for the nine years from 2007 to 2015.

Financial statements

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, as required by paras. 60 *et seq.* of "IAS 1 Revised".

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This format is also adopted by the Company's principal competitors and is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of shareholdings and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The cash flow statement is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with "IAS 1 Revised".

The accounting schedules included in the annual report are in the same format as those used in the previous year's financial statements, except for the new statement of comprehensive income pertaining to the Group and minority interests, following the application of "IAS 1 Revised", which supplements the information on the consolidated income statement.

Basis of preparation

The consolidated annual report at December 31, 2009 has been prepared on a historical cost basis, with the exception of those items which, in accordance with IFRS, can or have to be measured at fair value, as explained in the accounting policies.
The consolidation principles, accounting policies, measurement methods and estimates used in drawing up this annual report are the same as those use to prepare the financial statements at December 31, 2008.

Changes in international accounting standards

From January 1, 2009 the following amendments and interpretations to international accounting standards have been applied:

- IAS 23 Revised *"Borrowing costs"*: obligatory capitalisation of financial expenses incurred on assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009. The impact of applying this standard on the income statement and balance sheet at December 31, 2009 comes to around 3 million euro;
- IAS 1 Revised *"Presentation of Financial Statements"*, applicable from January 1, 2009, which no longer permits showing cost and revenue items in the statement of changes in equity, requiring them to be reported separately from the changes generated by transactions with shareholders. According to the revised version, all changes generated by transactions with shareholders must be reported in the statement of changes in equity, while transactions with third parties ("comprehensive income") must be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be reported in the statement of changes in equity;
- IFRS 8 *"Operating segments"* applicable from January 1, 2009, replaces IAS 14 "Reporting financial information by segment"; compared with the previous situation, the required disclosures now include an analyses of the products and services supplied, as well as of major customers;
- Amendment to IFRS 2 *"Vesting conditions and cancellations"*, at present not applicable to the A2A Group;
- IFRIC 13 *"Customer loyalty programmes"*, applicable from January 1, 2009; the adoption of this interpretation does not have a material accounting effect for the A2A Group.

Otherwise, the accounting standards adopted during 2009 are unchanged compared with those of the previous year.

On March 26, 2009 the pertinent bodies of the European Union completed the necessary approval process for the following interpretation to be applied:

- IFRIC 12 *"Service Concession Arrangements"* (applicable from January 1, 2010; application of this interpretation could have a significant impact on the presentation of some of the Group's concessions, particularly with reference to the reclassification of tangible assets and intangible assets. If all of the Group's assets under concession turned out to be subject to IFRIC 12 and therefore had to be reclassified, the total amount involved could be around 1,413 million euro. The Group is carrying out all of the analyses needed to identify the assets that are subjected to IFRIC 12.

On April 16, 2009 the IASB issued a series of amendments (or "improvements") to IFRS. The IASB has indicated that the following will involve a change in the presentation, recognition and measurement of financial statement items. Those that only entail terminology or editorial changes with minimal effects in accounting terms, or which affect standards or interpretations that are not applicable to the A2A Group, are not discussed in this report.



- IFRS 2 *"Vesting conditions and cancellations"*: this amendment, applicable from January 1, 2010 (though earlier adoption is permitted), establishes that, when measuring share-based payment instruments, only service and performance conditions can be considered as vesting conditions. Any other clauses must be considered non-vesting conditions and included in the calculation of the fair value of the plan at the grant date.
- IAS 16 *"Property, plant and machinery"*: this now requires companies with a rental business to classify as inventory any assets that are no longer rented and are held for sale; the proceeds from their sale must therefore be recognised as revenue.
- IFRS 5 *"Non-current assets held for sale and discontinued operations"*: this amendment, which is applicable from January 1, 2010 without retrospective effect, clarifies that IFRS 5 and the other IFRS that make specific reference to non-current assets (or groups of assets) classified as held for sale or as discontinued operations establish all the disclosures required for such assets or operations.
- IFRS 8 *"Operating segments"*: this amendment, which has to be applied from January 1, 2010, requires companies to provide the value of total assets for each segment, if this value is reported periodically to the highest operational decision-making level. Previously, this information had to be disclosed even without this condition. Earlier adoption of this amendment is permitted.
- IAS 7 *"Cash flow statement"*: this amendment, which must be applied from January 1, 2010, only allows cash flows that result in the recognition of an asset in the balance sheet to be classified in the cash flow statement as deriving from investment activities, whereas cash flows that do not result in the recognition of an asset (as in the case of promotional, advertising or staff training expenditure) must be classified as deriving from operating activities.

- IAS 17 *"Leases"*: when measuring a lease contract that includes both land and buildings, this amendment specifies that the part relating to land with an indefinite useful life should normally be treated as a finance lease since, for the duration of the contract, the significant risks and benefits associated with its use are effectively transferred to the lessee, even if there is no formal title to that effect. Although only applicable from January 1, 2010, on the date of adoption, all land included in outstanding and ongoing lease contracts will have to be measured separately, which could potentially involve the retrospective recognition of a new finance lease.
- IAS 28 *"Investments in associates"*: in the case of equity investments measured using the equity method, this amendment establishes that there is no need to allocate any impairment to the individual assets (especially goodwill) comprising the investment, but rather to its value taken as a whole. Accordingly, if the conditions exist for a subsequent writeback, such writeback must be recognised in full.
- IAS 36 *"Impairment of assets"*: this amendment, which is applicable from January 1, 2010 without retrospective effect, requires that each operating unit or group of operating units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment, as defined in paragraph 5 of IFRS 8, prior to the aggregation permitted by paragraph 12 of that IFRS on the basis of similar economic characteristics or other elements that make them similar.
- IAS 38 *"Intangible assets"*: the amendment to IFRS 3 made in 2008 laid down that there is sufficient information to measure the fair value of an intangible asset acquired during the course of a business combination if it is separable or originated by contractual or legal rights. As a result, IAS 38 has been amended to reflect this change in IFRS 3. This amendment also clarified the techniques that are commonly used to measure the fair value of intangible fixed assets for which there is no active market of reference; in particular, these techniques include as alternatives: estimating the present value of the net cash flows generated by the asset, estimating the costs that the enterprise has avoided by owning the asset rather than having to use it under licence from a third party, or the costs that would be needed to recreate or replace it (the so-called "cost method"). The amendment is applicable from January 1, 2010 without retrospective effect. However, if the revised version of IFRS 3 is applied early, this amendment must be applied early too.
- IAS 39 *"Financial instruments: recognition and measurement"*: this amendment restricts the non-applicability exception contained in paragraph 2g of IAS 39 to forward contracts between a buyer and a selling shareholder for the purposes of selling an enterprise transferred as part of a business combination at a future acquisition date, if completion of the business combination does not depend on further action by one of the two parties, but only on the passing of a suitable period of time. On the other hand, the amendment clarifies that IAS 39 does apply to option contracts (whether or not they are currently

exercisable) when one of the two parties can control whether or not future events take place and exercise of the option would lead to control over the enterprise. The amendment also clarifies that the implicit penalties for early extinction of loans, the price of which compensates the lender for the loss of future interest, have to be considered strictly correlated to the loan contract that envisages them, which means that they should not be accounted for separately. Lastly, the amendment clarifies that the gains or losses on a hedged financial instrument have to be reclassified from equity to the income statement during the period in which the expected cash flow that was hedged has an impact on the income statement. This amendment is applicable prospectively from January 1, 2010, though earlier application is permitted.

- IFRIC 9 *"Reassessment of embedded derivatives"*: this amendment, which is applicable without retrospective effect from January 1, 2010, excludes from the scope of application of IFRIC 9 the derivatives embedded in contracts acquired via business combinations at the time of setting up enterprises under joint control or joint ventures.

On June 3, 2009, the pertinent bodies of the European Union completed the necessary approval process for the following standards to be amended:

- IAS 27 *"Consolidated and separate financial statements"*, applicable from July 1, 2009, according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement.
- IFRS 3 revised *"Business combinations"*, applicable from July 1, 2009, contains the following principal modifications:
  - (i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;
  - (ii) if the company does not buy 100% of the investment, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;
  - (iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date;
  - (iv) change in the role that the probability of a future event plays in the choice of accounting treatment. In particular, the new standard requires always recognition of

the contingent consideration linked to a future event, even if the probability of occurrence influences its fair value.

On June 4, 2009 the pertinent bodies of the European Union completed the necessary approval process for the following interpretation to be applied:

- IFRIC 16 *"Hedges of a Net Investment in a Foreign Operation"* applicable from July 1, 2009;it clarifies the methods of application of IAS 21 and 39 in cases where an entity hedges the exchange risk deriving from its own net investments in foreign operations.

On August 26, 2009 the IASB issued a series of amendments (or "improvements" to IFRS"); the IASB has indicated that the following will involve a change in the presentation, recognition and measurement of financial statement items. Those that only entail terminology or editorial changes with minimal effects in accounting terms, or which affect standards or interpretations that are not applicable to the A2A Group, are not discussed in this report:

- IFRS 1 *"First-time adoption of International Financial Reporting Standards"*: this amendment, which must be applied from January 1, 2011 (although earlier adoption is allowed), requires companies adopting International Financial Reporting Standards for the first time, which change their accounting manuals or take advantage of the exemptions allowed by IFRS 1 following the publication of interim financial statements pursuant to IAS 34 *"Interim financial reporting"*, to disclose the changes made and update their reconciliations between the previously-adopted accounting policies and IFRS 1. The amendment also clarifies that parties adopting International Financial Reporting Standards for the first time can use fair value only for the revaluations made after the adoption of IFRS, on condition that these are made in the same financial year as the first-time presentation of financial statements under IFRS.
- The amendment to IFRS 3 *"Business combinations"*, applicable from July 1, 2010, covers three aspects:
  (i) measurement of minority interests;
  (ii) share-based payments as part of a business combination;
  (iii) business combinations that took place prior to the application of IFRS 3 in 2008.
  With regard to the first aspect, the amendment establishes that the buyer must measure any minority interests in the acquired entity at fair value, or using other criteria envisaged by other IFRS, except for those minority interests that, upon liquidation of the acquired entity, carry a right to participate in the related net assets based on the ownership percentage held. In this case, the buyer should measure such interests at fair value or in proportion to the minority's interest in the identifiable net assets of the acquired entity.
  The second aspect relates to the exchange of payments based on shares due to the buyer for those due to the employees of the acquired entity. The exchange of options over shares

and other share-based payments are recognised as changes in share-based payments under IFRS 2. If the buyer is obliged to make the exchange, all or part of the market value of the payments made using shares belonging to the buyer must be included in the calculation of the purchase consideration.

Lastly, the amendment clarifies that the requirements of IAS 32 *"Financial instruments: presentation"*, IAS 39 *"Financial instruments: recognition and measurement"* and IFRS 7 *"Financial instruments: disclosures"*, do not apply to business combinations if the acquisition date was prior to the application date set for IFRS 3 in 2008.

- IFRS 5 *"Non-current assets held for sale and discontinued operations"*: this amendment, applicable from July 1, 2009, clarifies that investments in associates and companies under common control (joint ventures) must be classified as held for sale when the company is committed to a programme of disposals that involve the loss of significant influence or common control.
- IFRS 7 *"Financial instruments: disclosures"*: in order to understand the company's exposure to risks deriving from financial instruments, this amendment, applicable from January 1, 2011, eliminates the concept of materiality since this might affect the disclosures provided in the financial statements.
- IAS 1 *"Presentation of financial statements"*: this amendment, applicable from January 1, 2011 (early adoption allowed), establishes that the changes in equity may be presented in a separate schedule or, alternatively, in the explanatory notes to the balance sheet.
- IAS 8 *"Accounting policies, changes in accounting estimates and errors"*: this amendment, applicable from January 1, 2011 (early adoption allowed), changes paragraph 10 of IAS 8 as follows: "In the absence of an IFRS that specifically applies to a transaction, other event or situation, management must use its judgement to develop and apply an accounting policy that provides disclosures which:
  (i) are relevant;
  (ii) present fairly the transaction, other event or situation. An economic fact is presented fairly when the information provided is complete, neutral and free from error".
- IAS 27 *"Consolidated and separate financial statements"*: this amendment, applicable from January 1, 2011 (early adoption allowed), establishes that the separate financial statements of the parent company must apply the requirements of IAS 39 *"Financial instruments: recognition and measurement"*, and not those of IAS 36 *"Impairment of assets"*, when carrying out impairment tests in relation to investments in subsidiaries, associates and companies under common control, regardless of whether they are measured at cost or in accordance with IAS 39.
- IAS 28 *"Investments in associates"*: this amendment, applicable from January 1, 2011, relates to the partial use of fair valuefor the measurement of investments in associates, clarifying that different methods may be used to measure portions of an investment in an associate

when, on initial measurement, part of the investment is recognised at fair value through the income statement, pursuant to the exception allowed in para. 1 of IAS 28.

- IAS 34 *"Interim financial reporting"*: this amendment, applicable from January 1, 2011, relates to the disclosures to be made in interim financial statements, with particular reference to the information specified in IFRS 7 "Financial Instruments: Disclosures".
  Paragraph 15 of this standard lists, by way of example, the types of event or transaction to be disclosed by the entity and introduces the following situations:
  (i) significant changes in the economic condition of the business which affect the fair value of its financial assets and liabilities, without distinction between the assets and liabilities carried at fair value and those carried at amortised cost;
  (ii) significant transfers of financial instruments between levels of the fair-value hierarchy;
  (iii) changes in the classification of assets due to a change in the purpose or use of such assets;
  (iv) changes in contingent assets and liabilities.
- IAS 40 *"Investment property"*: this amendment, applicable from January 1, 2011, although early adoption is allowed, eliminates the requirement to reclassify property as inventory when it is due to be sold, consistent with IFRS 5 *"Non-current assets held for sale and discontinued operations"*.
- IFRIC 13 *"Customer loyalty programmes"*: this amendment, applicable from January 1, 2011, clarifies the meaning of "fair value", explaining that when the value of awards is measured with reference to the fair value of the credits for which they can be redeemed, the value of such awards must be revised to reflect any expected losses.

On July 23, 2009 the pertinent bodies of the European Union completed the endorsement process required for application of the following interpretation:

- IFRIC 15 *"Agreements for the construction of real estate"*: this interpretation provides clarification and guidance on the recognition over time of revenues deriving from the construction of real estate, and with regard to the possibility that construction agreements might be covered by IAS 11 *"Construction contracts"* or IAS 18 *"Revenue"*. This interpretation applies, in particular, to the recognition of the revenues and costs of entities that construct property directly or via sub-contractors; the agreements covered by this interpretation relate to the construction of property, including the supply of other goods and services.

Lastly, on September 10, 2009, the pertinent bodies of the European Union completed the endorsement process required for amendment of the following standards:

- IAS 39 and IFRS 7 *"Reclassification of financial assets – effective date and transition"*: on October 13, 2008, the IASB issued amendments to IAS 39 "Financial instruments:

recognition and measurement" and IFRS 7 "*Financial instruments: disclosures*" which allowed, under certain circumstances, the reclassification of certain financial assets other than derivatives out of the "measured at fair value through profit and loss" category. The new amendment also allows the reclassification of loans and receivables from the "available for sale" category to the "held to maturity" category, if the company intends and is able to hold such instruments for a specified future period. Companies must apply these amendments from July 1, 2008.

On November 5, 2009 IASB published the consultation document "*Financial instruments: amortized cost and impairment*". Publication of this document forms part of a wider plan to replace IAS 39 – "*Financial instruments: Recognition and Measurement*", with a new standard (IFRS 9), which is not expected to be applied before 2013.

The field of application of the exposure draft under review includes financial instruments valued at amortized cost, the initial value of which is calculated on the basis of the current value of expected cash flows, also considering expected future losses (the so-called "expected losses" approach). In this way the initial valuation of expected future losses is spread over the duration of the financial instrument.

Amortized cost is calculated using the effective interest rate (ERI), whether the financial instrument is fixed or floating rate.

In the event of fixed rate instruments, ERI will be represented by a constant rate over the duration of the instrument, while, in the event of a floating rate, ERI will be calculated through a combination of the LIBOR spot curve and an initial spread.

The document says that comprehensive income should include:

1. The gross interest income (calculated using ERI, before allocating the share of expected loss);
2. The share of initial expected loss allocated to the period/year;
3. The net interest income (i.e. the subtotal of the above two figures);
4. Exchange gains and losses in the estimated cash flows;
5. The financial expense.

As regards the date of effective application of the new standard, the IASB indicated that it will become effective after a trial period of around 3 years (2013).

On November 26, 2009, the IFRIC Committee published its interpretation IFRIC 19 - *"Cancellation of financial liabilities with equity instruments"*; this interpretation is applicable from July 1, 2010, though earlier adoption is permitted; it provides clarification and guidelines on:

1. how the company has to evaluate equity instruments issued against the cancellation of a financial liability;
2. how any difference between the nominal value of a cancelled financial liability and the initial value of the equity instruments issued should be recognised and accounted for;
3. whether the issue of equity instruments comes within the definition of "consideration paid" according to IAS 39 para. 41.

As regards the first aspect, the interpretation provides for measurement at fair value of the equity instruments issued to cancel a financial debt, unless the value cannot be reliably measured. In this case the equity instrument has to be valued at the fair value of the financial liability that is to be cancelled.

In addition, it clarifies that any difference between the nominal value of the cancelled financial liability and the initial value of the equity instruments issued has to be booked to the income statement.

The interpretation also establishes that the issue of equity instruments has to meet the requirements of "consideration paid" laid down in IAS 39 para. 41, and that it can be seen as the combination of two transactions: an issue of equity instruments, and secondly, the acceptance of these instruments by the creditor to cancel the financial liability.

Consolidated Area

The annual report of the A2A Group includes the figures of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, according to the equity method, are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).



Changes in the scope of consolidation

- The shareholding in ACSM S.p.A. is also consolidated at equity. ACSM has absorbed AGAM Monza S.p.A, changing its name to ACSM-AGAM S.p.A.
- Due to the acquisition on July 31, 2008, of 98.08% of A2A Coriance S.a.s. which holds 100% of Coriance S.a.s., the Coriance Group, previously controlled by the Cofatech Group, has been included in the scope of consolidation. This annual report includes the line-by-line consolidation of the income statement figures and the balance sheet figures at December 31, 2009. The accounting for this combination became final at the end of 2008. In preparing these consolidated financial statements, the company has applied IFRS 3, allocating to the tangible assets the corresponding portion of fair value, setting aside the related deferred tax. The portion of fair value that cannot be allocated has been booked to goodwill for an amount of 10 million euro and will be submitted to impairment testing as required by IFRS.
- As allowed by IFRS, the interim reports for 2009 include the provisional full difference between the price paid and the share of equity of the Aspem Group at December 31, 2008 and the goodwill subject to amortization. The purchase of 90% of the shareholding in Aspem S.p.A. took place on January 15, 2009. This company operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A. At the end of the year the company allocated the purchase price in compliance with IFRS 3, booking the higher amount paid at the acquisition date to the

concessions of Aspem S.p.A. and Varese Risorse S.r.l., as well as to Aspem Energia S.r.l.'s customer portfolio (taking the related deferred tax liabilities in account for both of them). For further information, please read the paragraph "Other information".

- The sale to SEA S.p.A. of 49% of Malpensa Energia S.r.l. by A2A S.p.A., as explained in the paragraph on "Significant events during the year", has resulted in the deconsolidation of Malpensa Energia S.r.l.
- On July 1, 2009, the non-proportional partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.p.A. (a company wholly-owned by A2A S.p.A.) took effect in accordance with the deed stipulated on June 23. On April 16, 2009, in execution of the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), the project for the spin-off of E.ON Produzione S.p.A. was filed with the Rome and Brescia company registers. As already communicated to the market on June 17, 2008 and July 18, 2008, this spin-off involved transferring to the beneficiary company (a special purpose vehicle held entirely by A2A S.p.A.) the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria in exchange for the cancellation of A2A S.p.A.'s 20% stake in E.ON Produzione S.p.A. The present capacity of the thermoelectric plant at Monfalcone is of around 976 MW, while that of the hydroelectric nucleus of Calabria is of around 484 MW. As a result of this operation, the A2A Group's generation capacity has grown considerably, going from around 4,100 MW to around 5,500 MW, with 28% of the installed power coming from renewable sources. With the above spin-off, the A2A Group acquired control of the assets of the spun-off business, so this transaction has been identified as a business combination to be treated from an accounting point of view in accordance with IFRS 3. The company therefore booked the transaction according to the purchase accounting method, booking the acquired assets, liabilities and contingent liabilities at fair value (taking into account the effect of deferred tax liabilities) and recording the difference between the new value of the company and the previous carrying amount of the 20% shareholding in the income statement. For further information, please read the paragraph "Other information".
- During the year 2009 A2A S.p.A. acquired 43.7% of the share capital of EPCG, a Montenegro company operating in the production and sale of electricity. As a result of this transaction, the company became part of the A2A Group and therefore included in the scope of consolidation. At December 31, 2009 the parent company A2A S.p.A. did not yet hold control of the company, neither formally not substantially, as it was not in a position to decide on its financial and operational policies, even though it could have a significant influence over them. So at that date the company was not considered a subsidiary, but an associate, and was therefore consolidated according to the equity method.

- Following the incorporation of Montenegro DOO, which took place in December 2009, it has been included in the scope of consolidation. A2A S.p.A. holds 100 % of this Montenegrin subsidiary.
- On December 28, 2009 the parent company purchased 39.49% of Rudnik Uglja AD Pljevlja, the Montenegrin company which owns the coal mine that supplies EPCG. As the time taken for this company to close its accounts was not in line with the information requirements of the A2A Group, but also considering that it was acquired towards the end of the year, it is reasonable to argue that the valuation of the company according to the equity method, as required for associates under international accounting standards, substantially coincides with the cost incurred for the acquisition, given that there have not been any signs of impairment in the meantime to indicate that the cost was not in line with the fair value of the shareholding.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the A2A Group comprises the parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. Subsidiaries are consolidated from the date on which the Group effectively acquires control and are deconsolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Shareholdings in associates, in other words those in which the A2A Group has a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued according to the equity method. Gains and losses pertaining to the Group are recognised in the annual report from the date on which the significant influence or joint control commenced.

In the event that the loss pertaining to the Group exceeds the book value of the shareholding, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group are prepared at each period-end using the same accounting policies as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting policies. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses deriving from transactions with associates and joint ventures are eliminated in proportion to the Group's equity interest. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.

In preparing the annual report, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net income for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the shareholding in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any differences arising are treated in accordance with IFRS 3.
Transactions with minority shareholders which do not entail the loss of control in consolidated companies are treated according to the so-called "economic entity view".

Consolidation procedure of assets and liabilities available for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities available for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Option contracts between A2A S.p.A. and Società Elettrica Altoatesina SEL S.p.A. for part of their shareholding in Delmi S.p.A.

A2A S.p.A. has signed option contracts with Società Elettrica Altoatesina SEL S.p.A. (SEL) in relation to part of the shares in Delmi S.p.A. that it holds.

Under these option contracts, SEL has the right to sell to A2A and A2A has the right to purchase from SEL two lots of Delmi shares, representing 50% and 35% respectively of SEL's shareholding in Delmi (currently 10% of Delmi's share capital).

The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.

SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the fourth anniversary and the six months following the seventh anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005). In December 2008, A2A and SEL renegotiated the expiry date of these options, postponing it by one year compared with the initial deadline. In part, this deferral was due to the fact that the parties could not agree on whether the conditions for the exercise of one of SEL's put options had been satisfied or not. As a result, the options are still outstanding and the new expiry date is 2013.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial expenses and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. Accordingly, any changes in the liability that do not depend on time result in adjustments to Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The consolidated financial statements at December 31, 2009 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 113 million euro (118 million euro at December 31, 2008), a reduction in minority interests of 157 million euro (unchanged with respect to December 31, 2008), a positive change in equity pertaining to the Group of 67 million euro (57 million euro at December 31, 2008) and a financial charge of 4.9 million euro (5.3 million euro at December 31, 2008).

The share of Delmi's result remains 51% as the above options do not currently give A2A access to the economic benefits associated with the shares under option.

b) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option over a total of about 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro fully paid).
Only the call options can be exercised at present, at a price - already determined - of around 8 million euro, while the put options can only be exercised, at a price that is marginally lower than that of the call options, from the time when both units at the Gissi power plant start operating in parallel.

Therefore, the financial statements at December 31, 2009 reflect the following:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- different strike prices for the options,
- call options that can be exercised now and put options that can only be exercised once certain technical production conditions have been fulfilled, i.e. before the end of 2009.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In this case, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. since it holds almost 90% of the share capital. This means that exercising the call options would not result in a change of control or consolidation on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph a), which analysed the option contract with Società Elettrica Altoatesina SEL S.p.A., are applicable.
The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same. Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

c) Call option on the purchase of 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares of ASM Novara S.p.A., a company with share capital of one million euro set up with other shareholders in order to build and manage a district heating network in Novara.
As a result of the shareholder agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has a call option to buy 1% of the share capital of ASM Novara S.p.A. Similarly the other shareholders, who hold the remaining 50%, have a put option to sell 1% of the share capital to A2A. Exercising one of these options would give A2A S.p.A. control over ASM Novara S.p.A.

Any of the parties can exercise their options within three years of satisfaction of certain conditions relating to the construction of the district heating network in Novara: at December 31, 2009, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether an entity has the power to govern the financial and operating policies of another entity, it has to take account of the "potential voting rights" that would derive from exercising the options, providing they are currently exercisable. Such potential voting rights should then be added to the existing voting rights in order to calculate the total interest held in the share capital, which in turn establishes the method of consolidation to be applied to the affiliate concerned.

Potential voting rights that are not currently exercisable are understood as being, for example, those that cannot be exercised until a future date or until some future event takes place.

Hence, the potential voting right that A2A S.p.A. holds in ASM Novara S.p.A., as explained above, is not currently exercisable, so the shareholding in ASM Novara S.p.A. is consolidated according to the equity method.

When the option rights are exercised, an assessment will have to be made as to whether ASM Novara S.p.A. is controlled by A2A S.p.A. in order to decide on the consolidation method to be used.

d) Option granted to the Municipality of Varese for the sale of 10% of Aspem S.p.A. and 9.8% of Varese Risorse S.p.A.



A2A S.p.A. holds 90% of the shares of Aspem S.p.A., a company that provides local public services in the city of Varese and in other towns in the province of Varese.
Under the shareholder agreement between A2A S.p.A. and the Municipality of Varese, the latter has the right, but not the obligation, to sell (put option) to A2A S.p.A. 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A. (held 90% by Aspem S.p.A.). The two shareholdings have to be bought together within the same context.
The Municipality of Varese can exercise its option after the expiry date of the period of non-transferability of the shares in Aspem S.p.A. and Varese Risorse S.p.A., which lasts for three years from the date of signing the shareholder agreement: at December 31, 2009, this period has still not expired. These transactions have been valued according to the purchase value for Aspem S.p.A. and according to the enterprise value for Varese Risorse S.p.A.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises this option.

The financial statements at December 31, 2009 shows a liability to the Municipality of Varese, for the possible exercise of the put option on the shares of Aspem S.p.A. and Varese Risorse S.p.A., of 4 million euro, with a corresponding reduction in the equity pertaining to minority interests.

Key figures at December 31, 2009 and 2008 of the joint ventures (consolidated at equity)

Summary figures at December 31, 2009 *Millions of euro*	Edipower 20%	Transal-pina di Energia 50%	Ecodeco Group companies 50% (*)	Metamer 50%
INCOME STATEMENT				
Revenues from sales	227	4,434	13	14
Gross operating income	**91**	**734**	**2**	**0.5**
% of net sales	*40.1%*	*16.6%*	*15.4%*	*3.2%*
Depreciation, amortization and write-downs	55	417	1	-
Net operating income	**36**	**318**	**1**	**0.5**
Result for the year	**11**	**41**	**1**	**0.3**
Balance sheet				
Total assets	**835**	**8,668**	**13**	**8.5**
Equity	**414**	**3,828**	**1**	**1.5**
Net debt	**254**	**2,566**	**(5)**	**(4)**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

 

Summary figures at December 31, 2008 *Millions of euro*	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Ge.Si. 47.5%
INCOME STATEMENT						
Revenues from sales	265	5,533	13	461	12	3
Gross operating income	80	819	3	5	0.2	0.8
% of net sales	*30.2%*	*14.8%*	*23.1%*	*1.1%*	*1.7%*	*26.7%*
Depreciation, amortization and write-downs	56	422	1	2	-	0.2
Net operating income	**24**	**397**	**1**	**3**	**0.2**	**0.7**
Result for the year	**(1)**	**60**	**1**	**1**	**0.2**	**0.4**
Balance sheet						
Total assets	**891**	**8,038**	**12**	**109**	**6**	**3**
Equity	**404**	**3,715**	**2**	**2**	**1**	**1**
Net debt	**314**	**2,145**	**(3)**	**30**	**(2)**	**(0.3)**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

Accounting policies

Translation of foreign currency items

The consolidated financial statements of the A2A Group are expressed in euro, which is also the currency of the economies in which the Group operates. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.

Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

Tangible assets

Industrial buildings are booked under tangible assets, whereas non-industrial buildings are classified as investment property.

Tangible assets purchased separately are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. Financial expenses, directly attributable to the purchase or construction of the asset, are capitalised as part of the asset cost. If important components of tangible assets have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation). All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries). Ordinary maintenance costs are wholly expensed to the income statement in the year they are incurred. Costs incurred for regular

maintenance are attributed to the assets to which they refer and are depreciated over their specific residual useful life.
Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to A2A, are recognised as A2A assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.
Tangible assets are shown net of accumulated depreciation and any write-downs. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The estimated realisable value which is deemed to be recoverable at the end of their useful life is not depreciated. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.
The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

Landfills are depreciated on the basis of the percentage filled, which is calculated as the ratio between the volume occupied at the end of the period and the total volume authorised.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

• buildings	1.0%- 17.3%
• production plant	1.0% - 33.3%
• transport lines	1.4% - 100.0%
• transformation stations	1.8% - 33.3 %
• distribution networks	1.4% - 33.3 %
• miscellaneous equipment	3.3% - 100.0%
• mobile phones	100.0%
• furniture and fittings	10.0% - 25.0%
• electric and electronic office machines	10.0% - 33.3%
• vehicles	10.0% - 25.0%
• leasehold improvements	12.5% - 33.3%

Tangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. This test will be carried out in accordance with the method explained in the paragraph below on "Impairment of assets"; write-downs can be reversed in subsequent periods if the reasons for them no longer apply.

When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.
The method of accounting for grants is explained in the paragraph below on "Grants".

Intangible assets

Intangible assets are identifiable non-monetary assets that cannot be seen, touched or physically measured, which are controlled by the enterprise and able to produce future economic benefits; this category also includes goodwill that have been purchased at a price. The fact of being identifiable is to distinguish an intangible asset that has been acquired from goodwill; usually, this requirement is met when: (*i*) the intangible asset is attributable to a legal or contractual right, or (*ii*) the asset is separable, in other words it can be sold, transferred, rented out or exchanged autonomously or as an integral part of other assets. Control by the enterprise consists of the right to enjoy the future economic benefits deriving from the asset and the possibility of limiting access to it by others. Intangible assets are reported in the financial statements at purchase or production cost, including ancillary charges, determined in the same way as for tangible assets. Intangible fixed assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are reported in the financial statements net of the related accelerated amortization and permanent loss in value in the same way as for tangible assets. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortization, treating them as changes in accounting estimates. The amortization applied to intangible fixed assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value using the methods explained below in the paragraph entitled "Impairment of assets"; write-downs can be reversed in subsequent periods if the reasons for them no longer apply.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled "Impairment of assets". Write-downs of goodwill cannot subsequently be written back.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

The following amortization rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ______ 12.5%- 33.3%
- concessions, licences, trademarks and similar rights ______ 6.7 % - 33.3%
- leasehold improvements ______ 12.5 % - 33.3%

Impairment of tangible assets and intangible assets

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value.
Goodwill, other intangible assets with an indefinite useful life or assets not available for use are tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.
impairment testing consists of comparing the recoverable amount of the asset with its net book value.
The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.
When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) or group of CGUs to which the asset belongs or to which it can reasonably be allocated. The CGUs have been identified according to the organisational and business structure, as homogeneous aggregations that generate independent cash flows deriving from the continuous use of the assets attributed to them.

Emission quotas and green certificates

Different accounting policies are applied to quotas or certificates held for own use in the "Industrial Portfolio", and those held for trading purposes in the "Trading Portfolio".

Surplus quotas or certificates held for own use which are in excess of the company's requirement in relation to the obligations accruing at the end of the year are booked to other intangible assets at cost. Quotas or certificates assigned free of charge are booked at a zero value. Given that they are assets for instant use, they are not amortised but subjected to an impairment test. The recoverable amount is the higher of its value in use and its market value. If, on the other hand, there is a deficit because the requirement exceeds the quotas or certificates in portfolio at the balance sheet date, provision is made in the financial statements for the charge needed to meet the residual obligation; this is estimated on the basis of any purchase contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.
Quotas or certificates held for trading in the "Trading Portfolio" are booked to inventories and measured at the lower of purchase cost and estimated realisable value based on market trends. Quotas or certificates assigned free of charge are booked at a zero value. Market value is established on the basis of any sales contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

Financial instruments include trading investments and investments that are available for sale and non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents. They do not include investments in subsidiaries, joint ventures and associates. Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months. They also include financial payables (bank loans and bonds), trade payables, other payables and other financial liabilities and derivatives.

Financial assets and liabilities are recognised at the time that the contractual rights and obligations foreseen by the instrument arise.

Initially, all financial assets are recognised at fair value, including ancillary charges (purchase/issue costs).in the case of assets and liabilities not measured at fair value through profit and loss.

Measurement subsequent to initial recognition depends on the classification of the instrument to one of the following categories:

- non-derivative financial assets and liabilities at fair value through profit and loss include:
  - financial assets and liabilities held for trading (HFT), i.e. with the intention of repurchasing or reselling them in the short term;
  - financial liabilities which on initial recognition have been designated as being at fair value through profit and loss;
- other non-derivative financial assets and liabilities, including:
  - loans and receivables (L&R);
  - investments held to maturity (HTM);
  - financial liabilities valued at amortized cost;
- available-for-sale financial assets (AFS);
- derivatives.

The following is a detailed explanation of the accounting policies applied in measuring each of the above categories after initial recognition:

non-derivative financial assets and liabilities at fair value through profit and loss are measured at fair value with any changes being booked to the income statement. **Other non-**

derivative financial assets and liabilities with fixed or determinable payments other than investments, are valued at amortised cost. Any transaction costs incurred during the acquisition or sale are adjusted directly on the nominal value of the asset or liability (e.g. issue premium or discount, loan acquisition costs, etc.). Then financial income and charges are remeasured on the basis of the effective interest rate method. Financial assets are assessed regularly to see if there are any signs that they have suffered impairment. In the assessment of receivables in particular, account is taken of the solvency of the creditors, as well as the characteristics of credit risk, which is indicative of the individual payment capacity of the individual debtors. Any impairment losses are booked as a cost to the income statement. This category includes the investments held with the intent and the capacity for them to be held to maturity, non-current loans and receivables, trade receivables and other receivables originated by the business, financial payables, trade payables, other payables and other financial liabilities;
available-for-sale financial assets, represented by non-derivative financial assets that are not classified as financial assets at fair value through profit and loss or other financial assets, are measured at fair value and any gains or losses on them are booked directly to equity until they are sold, at which stage they get transferred to the income statement; the losses booked directly to equity are in any case reversed and booked to the income statement, even if the financial asset has not been eliminated, if there is objective evidence that the asset has suffered impairment; unlisted investments with a fair value that cannot be reliability measured, on the other hand, are valued at cost less any impairment losses; their value is restated in future years if the reasons for the write-down no longer apply, except for write-downs of equity instruments. This category essentially includes the other investments (i.e. not subsidiaries, joint ventures or associates), except for those held for trading (trading investments);
derivatives are measured at fair value with any changes being booked to the income statement if they do not satisfy the conditions to qualify as hedges. Derivatives are classified as hedges when the relationship between the derivative and the item being hedged is formally documented and the effectiveness of the hedge is high, this being checked periodically. Hedging derivatives that limit the risk of fluctuations in the fair value of the items being hedged (fair value hedges) are booked at fair value through profit and loss; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges), the effective portion of changes in the fair value are booked to equity, while the ineffective portion is charged to the income statement. The amounts booked directly to equity are reflected in the income statement in line with the economic effects produced by the item being hedged.

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Company has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Company continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay. Trade receivables considered definitively unrecoverable after all the necessary recovery procedures have been completed are also eliminated from the balance sheet.

A financial liability is removed from the balance sheet, when the obligation specified in the contract is either discharged, cancelled, or expired.
Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

The fair value of financial instruments that are listed in an active market is based on market prices at the balance sheet date. The fair value of instruments that are not listed on an active market is determined by using recognised valuation methods. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Non-current assets held for sale, disposal groups and discontinued operations - IFRS 5

Non-current assets held for sale, disposal groups and discontinued operations, whose book value will be recovered principally by being sold off rather than being continuously used, are valued at the lower of net book value and fair value, net of selling costs. A disposal group is understood as being a series of assets and liabilities that are directly correlated and likely to be sold off as part of a single transaction. Discontinued operations, on the other hand, consist of a significant portion of the Group, such as an important independent business division representing an activity or geographical area of activity, or a subsidiary bought exclusively with a view to reselling it.

In accordance with IFRS, the figures for non-current assets held for sale, disposal groups and discontinued operations are shown on two specific lines in the balance sheet: assets held for sale and liabilities directly associated with assets held for sale.

With exclusive reference to discontinued operations, the net economic results made by them during the disposal process, any gains or losses on disposal and the corresponding comparative figures for the previous year or period are shown on a specific line in the income statement: net income (loss) on discontinued operations and assets held for sale.

Employee benefits

Severance indemnities and pension provisions are determined using an actuarial method; the rights accrued by employees during the year are booked to the income statement under "labour cost", whereas the figurative financial cost that the company would have to bear were it to ask the market for an equivalent loan is booked to net financial income (charges). The actuarial gains and losses, which reflect the effects of changes in the actuarial assumptions are booked to the income statement, taking into account the residual average useful life of the employees.

In particular, as a result of the Budget Law no. 296 of December 27, 2006, only the portion of accrued severance indemnities that remained in the company has been valued according to IAS 19, as indemnities are now paid over to a separate entity as they accrue (either to a supplementary pension scheme or to funds held by INPS). As a result of these payments, the company no longer have any obligations in connection with the services that employees will render in the future.

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.

The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.

Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Company does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability refers to tangible assets (such as dismantling and reclamation of industrial sites), the initial provision is recognised as a contra-entry to the assets to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.

Contributions received to help cover the cost of specific items of tangible assets are booked as a direct reduction of the assets concerned and credited to the income statement over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;
- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the revenues billed to users for an extension of the gas network are accounted for as a reduction in the value of tangible assets, being recognised to the income statement as a reduction in depreciation over the useful life of the cost capitalised to extend the network;
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.



The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

Financial income and expenses

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument). Financial expenses are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment. Dividends are classified as financial income in the income statement.

Income taxes

Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on the temporary differences between the values given to assets and liabilities in the balance sheet and the corresponding values recognised for tax purposes, based on the tax rates in force at the time that the temporary differences are likely to reverse. Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income in the future to absorb them. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised. The valuation of deferred tax assets takes account of the planning period for which approved corporate plans are available. When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity. The deferred tax liabilities on profits not distributed by Group companies are only provided for if there is a genuine intention to distribute such profits and, in any case, if the taxation is not offset against a consolidated tax loss.

Use of estimates

Preparing the financial statements and notes required the use of estimates and assumptions both in the recognition of certain assets and liabilities and in the measurement of contingent assets and liabilities. The actual results after the event could differ from such estimates. Estimates have been used in impairment testing, to determine certain sales revenues, in provisions for risks and charges, in provisions for receivables and other write-downs, amortization and depreciation, the valuation of derivatives, employee benefits and taxes.

Estimates and assumptions are revised periodically and the impact of any change is booked immediately to the income statement.
The following are the key assumptions made by management as part of the process of making these accounting estimates. The inherently critical element of such estimates comes from using assumptions or professional opinions on matters that are by their very nature uncertain. Changes in the conditions underlying the assumptions and opinions used could subsequently have a material impact on the results.

Impairment testing

The book value of non-current assets (including goodwill and the other intangible assets) and of the assets available for sale is checked periodically and any time the circumstances or events require them to be checked more often. If it is felt that the book value of a group of non-current assets has suffered an impairment, it is written down to its recoverable value, which is estimated according to its use and future sale, depending on what was established in the company's latest plans. Management is of the opinion that the estimates of these recoverable values are reasonable; however, possible changes in the factors underlying the estimates on which these recoverable values have been calculated could lead to different assessments. For further details on the methods of carrying out impairment testing and its results, reference should be made to the specific paragraph below.

Revenue recognition

Revenues from sales to retail and wholesaler customers are recognised on an accruals basis. Revenues from sales of electricity and gas to customers are recognised when the supply takes place, based on periodic meter readings; they also include an estimate of the value of electricity and gas consumption from the date of the last reading to the end of the period of reference. Revenues from the date of the last reading and the end of the period are based on estimates of customers' daily consumption, according to their historical profile and adjusted to reflect weather conditions or other factors that may affect the consumption being estimated.

Provisions for risks and charges

In certain circumstances, it is not at all easy to identify whether a current (legal or implicit) obligation exists. The directors evaluate these situations case by case, together with an estimate of the resources required to fulfil the obligation. Estimating such provisions is the result of a complex process that involves subjective judgements on the part of management. When the directors are of the opinion that it is only possible that a liability could arise, the risks are indicated in the section on commitments and contingent liabilities, without making any provision.

Provision for receivables write-downs

The provision for receivables write-downs reflects estimated losses in the Group's receivables portfolio. Provisions have been made to cover expected bad debts, estimated on the basis of past experience of receivables with a similar risk profile, current and past uncollected accounts, reversals and collections, as well as careful monitoring of the quality of the receivables portfolio and the current and foreseeable conditions of the economy and markets of reference.
Even though the provision is considered adequate, the use of different hypotheses or changes in prevailing economic conditions, even more so in this period of recession, could give rise to changes in the provision receivables write-downs.

Depreciation and amortization

Depreciation and amortization are a significant cost for the Group. Non-current assets are depreciated or amortised each year on a straight-line basis over the useful life of the assets. The useful life of Group's non-current assets is established by the directors at the time they are purchased. The Group periodically evaluates technological and sector developments, dismantling/closure charges and the recovery value as assets to update their residual useful life. This periodic update could entail a change in the period of depreciation or amortization and hence also the depreciation/amortization charge in future years.

Valuation of derivatives

The derivatives used valuated at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that offer official, liquid forward prices. If the market does not offer forward prices, forecast price curves are used based on simulation models developed by the Group internally. However, the effective results of derivatives could differ from the initial estimates made.
Note that, compared with previous years, the serious turbulence that took place on the markets for the energy commodities traded by the Group, as well the fluctuations in exchange and interest rates towards the end of 2008 and the beginning of 2009, could lead to greater volatility in cash flows and in expected results.

Employee benefits

The calculations of these expenses and the related liabilities are based on actuarial assumptions. The effects of any changes in these assumptions are all charged to the income statement.

Current taxes and the future recovery of deferred tax assets

The uncertainties that exist regarding the correct way of applying certain tax regulations introduced recently have involved the Group taking an interpretative stance when providing for current taxes in these financial statements; such interpretations could be overturned by official clarifications on the part of the tax authorities.

Deferred tax assets are accounted for on the basis of the taxable income expected to be generated in future years. The measurement of expected income for the purpose of accounting for deferred taxation depends on factors that can vary over time and lead to significant effects on the measurement of deferred tax assets.

A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate Sector.

Sectors of the A2A Group

Energy	Heat & Services	Environment	Networks	Other Services and Corporate Sector
Thermoelectric and hydroelectric plants	Cogeneration plants	Collection and street sweeping	Electricity Networks	Other services
Energy Management	Reti TLR	Treatment	Gas Networks	Corporate sector
Sale of electricity and gas	Heat and other services	Disposal of waste with energy recovery	Integrated water cycle	

Sectors of the A2A Group



Energy

Heat & Services

Environment

Networks

Other Services and Corporate Sector

Results sector by sector

Millions of euro	Energy		Heat & Services		
	01 01 09 12 31 09	**01 01 08 12 31 08**	**01 01 09 12 31 09**	**01 01 08 12 31 08**	
Revenues	**4,707**	**4,865**	**360**	**299**	
- of which intercompany	*118*	*85*	*33*	*64*	
Gross operating income - EBITDA	**532**	**433**	**76**	**67**	
% of revenues	*11.3%*	*8.9%*	*21.1%*	*22.4%*	
Depreciation, amortization, provisions and write-downs	**(152)**	**(102)**	**(42)**	**(33)**	
Net operating income - EBIT	**380**	**331**	**34**	**34**	
% of revenues	*8.1%*	*6.8%*	*9.4%*	*11.4%*	
Financial balance					
Non-operating income/charges					
Income before taxes					
Income taxes					
Net result					
Net result from non-current assets held for sale					
Minority interests					
Group net income (loss) for the year					
Gross investments (1)	**1,031 (*)**	**70**	**99 (**)**	**157 (****)**	

(*) Includes the effect of first-time consolidation following the spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l. for 936 million euro and the effect of the first-time consolidation of the Aspem Group for 28 million euro.

(**) Includes the effect of the first-time consolidation of the Aspem Group for 24 million euro and non industrial capital expenditure of the Coriance Group for 1 million Euro.

(***) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 4 million euro.

(****) Includes the effect of first-time consolidation following the acquisition of the Coriance Group for 94 million euro.

(1) See "capital expenditure" in the schedules in notes 1 and 2 on tangible assets and Intangible assets.



Millions of euro	Energy		Heat & Services		
	12 31 09	**12 31 08**	**12 31 09**	**12 31 08**	
Tangible assets	2,029	1,162	529	450	
Intangible assets	52	55	31	18	
Trade receivables and current financial assets	2,040	1,849	170	240	
Trade payables and current financial liabilities	1,753	1,695	176	184	

	Networks		Environment		Other Services and Corporate		Eliminations		Total Group	
	01 01 09 12 31 09	01 01 08 12 31 08	01 01 09 12 31 09	01 01 08 12 31 08	01 01 09 12 31 09	01 01 08 12 31 08	01 01 09 12 31 09	01 01 08 12 31 08	01 01 09 12 31 09	01 01 08 12 31 08
	558	**583**	**734**	**796**	**271**	**262**	**(720)**	**(711)**	**5,910**	**6,094**
	317	*311*	*30*	*44*	*222*	*207*	*(720)*	*(711)*	-	-
	227	**275**	**221**	**320**	**(24)**	**(27)**	-	-	**1,032**	**1,068**
	40.7%	*47.2%*	*30.1%*	*40.2%*	*(8.9%)*	*(10.3%)*	-	-	*17.5%*	*17.5%*
	(123)	**(136)**	**(94)**	**(75)**	**(23)**	**(37)**	**11**	**14**	**(423)**	**(369)**
	104	**139**	**127**	**245**	**(47)**	**(64)**	**11**	**14**	**609**	**699**
	18.6%	*23.8%*	*17.3%*	*30.8%*	*(17.3%)*	*(24.4%)*	-	-	*10.3%*	*11.5%*
									(210)	**(140)**
									(166)	**13**
									233	**572**
									(145)	**(227)**
									88	**345**
									19	**2**
									(27)	**(31)**
									80	**316**
	146 (***)	**139**	**80**	**61**	**24**	**59**	-	-	**1,380**	**486**



	Networks		Environment		Other Services and Corporate		Eliminations		Total Group	
	12 31 09	12 31 08	12 31 09	12 31 08	12 31 09	12 31 08	12 31 09	12 31 08	12 31 09	12 31 08
	1,871	1,851	548	556	232	237	(241)	(251)	**4,968**	**4,005**
	546	539	40	41	88	88	(68)	(107)	**689**	**634**
	292	278	327	305	162	150	(1,215)	(1,089)	**1,776**	**1,733**
	291	320	214	166	380	366	(1,198)	(1,096)	**1,616**	**1,635**

Notes to the balance sheet



Changes in the scope of consolidation since December 31, 2008

- Following the purchase on January 15, 2009, of 90% of Aspem S.p.A., a provider of public services in Varese and other municipalities in the province of Varese which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period from January 1, 2009 to December 31, 2009 and the balance sheet at December 31, 2009 have been fully consolidated.
  The accounting for the combination of the Aspem Group has been definitively determined.
- Following the acquisition on July 31, 2008, the balance sheet and income statement items of the Coriance Group have been booked for the whole year, while the previous annual report only included the income statement figures for the period August 1, 2008 - December 31, 2008.
- A2A S.p.A. has acquired 43.70% of EPCG, a Montenegrin energy company, which is now included within the scope of consolidation. using the equity method.
- As a result of the partial spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l., this annual report includes the balance sheet and income statement figures of the spun-off business from July 1, 2009.
- The sale of 49% of Malpensa di Energia by A2A S.p.A. to SEA S.p.A., as mentioned in the section entitled "Significant events during the year", has meant excluding this company from the scope of consolidation.
- A2A Montenegro DOO has been consolidated from 2009.

ASSETS

Non-current assets

1) Tangible assets

Millions of euro	Balance at 12 31 2008	Changes during the year					Balance at 12 31 2009
		Capital expenditure Acquisitions	Other changes	Disposals and write-downs	Deprecia-tion	Total changes	
Land	74	8	5		0	13	87
Buildings	331	134	111		(18)	227	558
Plant and machinery	2,615	710	440	(11)	(214)	925	3,540
Industrial and commercial equipment	18	5			(5)	0	18
Other tangible assets	72	12	4		(19)	(3)	69
Landfills	13	1	2		(5)	(2)	11
Assets held under concession (freely transferable)	318	258	(4)		(68)	186	504
Construction in progress and advances	461	187	(516)			(329)	132
Leasehold improvements	4	5	0		(1)	4	8
Leased assets	99	0	(47)		(11)	(58)	41
Total	**4,005**	**1,320**	**(5)**	**(11)**	**(341)**	**963**	4,968
of which:							
Historical cost	5,557	2,195	(4)	(47)		2,144	7,701
Accumulated depreciation	(1,534)	(875)	(1)	36	(341)	(1,181)	(2,715)
Write-downs / Revaluations	(18)					0	(18)

"Tangible assets" amount to 4,968 million euro (4,005 million euro at December 31, 2008) and show a net rise of 963 million euro due to capital expenditure and/or acquisition of the year, amounting to 1,320 million euro, to disposals net of the related provision of 11 million euro, to the decrease from other changes of 5 million euro and to depreciation of 341 million euro.

Capital expenditure is analysed by sector below:

- investment in the *energy sector* amounted to 1,003 million euro, comprising: 941 million euro in assets contributed to the A2A Group in July 2009 on the spin-off of a line of business from E.ON Produzione S.p.A. to A2A Produzione S.r.l.; 41 million euro for the completion of the thermoelectric plant at Gissi (in the Province of Chieti), which became operative during the year; 4 million euro for the construction of the new 220 KW station at the Mincio thermoelectric plant; lastly the revamping of the hydroelectric plant at Prevalle sul Chiese for 4 million euro, works on the thermoelectric plant in Cassano D'Adda, for 7 million euro, and works on the Braulio, Stazzona, Lovero, Grosio and Premadio plants, totalling 6 million euro;

 

- investment in the *heat sector*, amounting to 71 million euro, mainly involved the development of the district heating networks in the Milan, Brescia and Bergamo areas for 40 million euro, extraordinary maintenance and development on the plants in Milan and Brescia areas for 11 million euro, as well as capital expenditure realised by the Coriance Group (totalling 18 million euro);
- investment in the *environmental sector*, 78 million euro, involved work on the waste-to-energy plants (51 million euro), as well as development and maintenance work on other plants for the processing and disposal of waste (27 million euro);
- investment in the *networks sector*, 142 million euro, included development and maintenance work on the electricity distribution networks, mainly for the connection of new users, expansion and refurbishment of the medium and low voltage network, the installation of new electronic meters and upgrade work on the primary plants (77 million euro); development and maintenance work on plant in the gas distribution area, mainly for the connection of new users and the replacement of medium and low pressure underground pipes (35 million euro), and work on the water transportation and distribution network, and on the sewer networks (30 million euro).
- investments in the *services sector* amounted to 7 million euro.



The consolidation of the Aspem Group in January 2009 increased tangible assets by 19 million euro. In addition, following completion of the leaseback agreement for the building in Corso di Porta Vittoria (Milan), this property has been reclassified from the leased assets caption to buildings.

Tangible assets include leased assets totalling 41 million euro, recognised in accordance with IAS 17 (revised). The residual principal due to leasing companies amounts to 39 million euro at December 31, 2009.

With regard to the "Assets held under concession" relating to hydroelectric powerstations, the depreciation period was revised during the second half of 2007 following the ruling handed down by the Constitutional Court on January 18, 2008, which effectively reduced their useful lives by 10 years. The Company reserves the right to take all necessary action to protect its investments and its interests.

2) Intangible assets

Millions of euro	Balance at 12 31 2008	Changes during the year					Balance at 12 31 2009
		Capital expenditure Acquisitions	Other changes	Disposals write-downs	Amortization	Total changes	
Industrial patents and intellectual property rights	21	6	6		(10)	2	23
Concessions, licences, trademarks and similar rights	20	16			(5)	11	31
Assets in progress	6	7	(7)				6
Other intangible assets	15	30			(7)	23	38
Goodwill	572	1	24	(6)		19	591
Total	**634**	**60**	**23**	**(6)**	**(22)**	**55**	**689**

"Intangible assets" at December 31, 2009 amount to 689 million euro. The increase by 55 million euro since the end of the previous year was due to the following combined effects:

- the increase of 60 million euro is due to capital expenditure of the year mainly concerning the Purchase Price Allocation process in relation with the acquisition of the Aspem Group, as better described in paragraph "Other information";
- the increase, 23 million euro, is essentially due to the change in goodwill of A2A Reti Elettriche S.p.A., for an additional higher value compared with the price originally attributed to the business (distribution of electricity in the Municipalities of Milan and Rozzano) sold by Enel Distribution on October 29, 2002;
- the decrease, of 6 million euro, due to the write-down of goodwill;
- the reduction of 22 million euro, attributable to the amortization for the year.



Other intangible assets include the value of the customer list. This relates to the customer portfolios acquired by Group companies, following verification that the companies acquired are able to control the future benefits deriving from their customer portfolios. These amounts are amortized over their estimated useful lives.
In particular, the amount shown in the financial statements is substantiallyattributable to the price paid by ASMEA S.p.A., 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia, to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi for 3 million euro and the amount paid for Aspem S.p.A. deriving from the subsidiary Aspem Energia S.r.l. for 25 million euro, as better described in the paragraph "Other information".

Goodwill

Millions of euro	Balance at 12 31 2008	Changes during the year				Balance at 12 31 2009
		Additions	Other changes	Write-downs	Total change	
Goodwill	572	1	24	(6)	19	591
Total	**572**	**1**	**24**	**(6)**	**19**	**591**

Compared with the previous year goodwill passed from 572 million euro to 591 million euro of the year under review.

This change is mainly attributable to higher value booked in the Cash Generating Unit "Electricity Networks", for 24 million euro, and to a write-down related to the Cash Generating Unit "Integrated Water Cycle" for 6 million euro. The above movements are illustrated in each Cash Generating Unit.

In identifying the Cash Generating Units we took into consideration the work organisation and strategic reporting analysed by the company's management in order to understand the operational performance of the A2A Group.



In preparing the impairment tests for each Cash Generating Unit, we took into consideration the balance sheet figures of each Cash Generating Unit at December 31, 2009 as well as the figures included in the Group's 2010-2014 strategic plan as approved by the Management Board.

Two different methods have been used to prepare the impairment tests :

- the "value in use", which has been determined by discounting the future cash flows of the Cash Generating Unit relating to:
  a) the ongoing use of the Cash Generating Unit up to the end of its useful life;
  b) the disposal of the Cash Generating Unit at the end of its useful life.

  These cash flows were discounted at the date of the financial statements using an appropriate discount rate, which is shown below for each Cash Generating Unit.

- the fair value of the Cash Generating Unit, which was determined using the following methods:
  a) discounted cash flow (DCF) as a basis, as this is the method used for any valuation of a company or transaction; this approach has the advantage of being neutral with respect to contingent situations that may be found in the ambit of specific transactions;
  b) as a control method, we used the estimates provided by the analysts of international investment bankers and brokers as part of their equity research on A2A.

During 2009, the A2A Group carried out an organisational rationalisation by means of a number of extraordinary operations designed to reduce the number of corporate entities, so as to bring several activities together within the same operating unit. The Cash Generating Units were then reassessed to reflect the Group's new structure.

In particular, "AEM Electricity" and "ASM Electricity" were combined into a single CGU called "Electricity networks". Certain other CGUs were given new names. For example:

- the "Heat Sector" changed its name to "Heat Sector Italy",
- the "Coriance Group" has now become "Heat Sector France",
- "Bas power" is now "Aprica",
- "ASM Reti S.p.A." changed its name to "Gas Networks".

Goodwill at December 31, 2009 consists of:

Millions of euro	
Electricity Networks Sector	247
Ecodeco Sector	228
Integrated water cycle sector	16
Aprica Sector	5
Gas Networks Sector	38
Gas Sector	7
Heat Sector Italy	21
Heat Sector France	10
Total goodwill at 12/31/08	572
Changes during the year:	
Integration of the Electricity Networks Sector	24
Acquisitions by the Heat Sector France	1
Write-down of the integrated water cycle sector	(6)
Total changes for the year	19
Total goodwill at 12/31/09	591



IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that goodwill does not generate independent cash flows nor can it be sold independently, IAS 36 states that the recoverable value of goodwill shown in the balance sheet can be estimated on a residual basis, using - depending on the situation - either the fair value, net of selling costs, or the value in use of a series of assets that make up the Cash Generating Unit(s) to which they belong: the Cash Generating Unit (or groups of Cash Generating Units).

The fair value, net of selling costs, of a cash generating unit (or groups of CGUs) is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The value in use of a cash generating unit (or groups of CGUs) is the discounted present value of estimated future cash flows expected to arise from the continuing use of the unit, and from its disposal at the end of its useful life. Value in use is calculated by using the discounted Cash Flow method, which provides for an estimate of the future cash flows, discounting them at an appropriate discount rate.

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit (or groups of CGUs) in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life.

The following elements were taken into consideration in determining the value in use:

- future cash flows for a period not exceeding five years estimated by management, based on the most recent forecasts, that represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life;
- the cash flows after this time horizon, estimated by assuming a zero rate of growth, unless a higher rate is justified (though it should in any case be lower than the average long-term rate of growth of the products, industrial sectors, countries and markets in which the company operates;
- the terminal value, in other words the cash flow deriving from disposal at the end of the useful life of the asset, estimated for prudence sake as zero or the sum of the net book value of tangible assets, net working capital and provisions;
- the discount rate is set to reflect current market valuations for the present value of money and specific risks related to the business. It has been estimated on a consistent basis with the cash flows being considered by determining the weighted average cost of capital (WACC).



The following is a summary of the goodwill attributable to the individual Cash Generating Units, specifying for each the type of recoverable value considered, the discount rates.

C.G.U.	Amounts in millions of euro at 12 31 2008	W.A.C.C. 2008 (A)	Recoverable amount	Amounts in millions of euro at 12 31 2009	W.A.C.C. 2009 (A)
Electricity Networks Sector	247	8.20%	Value in use	271	7.87%
Ecodeco Sector	228	9.84%	Value in use	228	8.92%
Integrated water cycle sector	16	5.91%	Value in use	10	4.95%
Aprica Sector	5	8.78%	Value in use	5	8.54%
Gas Networks Sector	38	6.12%	Value in use	38	5.01%
Gas Sector	7	10.39%	Value in use	7	9.30%
Heat Sector Italy	21	8.80%	Value in use	21	8.33%
Heat Sector France (B)	10	6.2% (C)	*Fair value*	11	8.04%
	572			**591**	

(A) Pre-tax discount rate applied to future cash flows
(B) No impairment test was performed in 2008 as the Purchase Price Allocation was carried out.
(C) Rate used for the Purchase Price Allocation



A2A Cash Generating Unit "Electricity Networks".

The goodwill arising on the acquisition of ENEL Distribuzione S.p.A.'s business units by A2A Reti Elettriche S.p.A., amounting 271 million euro, has been impairment tested, calculating the recoverable amount on the basis of the value in use. In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to the expiry date foreseen in the concession for the distribution of electricity in the Municipalities of Milano, Rozzano and municipalities in the province of Brescia. This CGU has also been allocated the goodwill relating to the public illumination contracts with the Municipality of Bergamo for a value of 4 million euro, which is part of the goodwill that arose on the merger between Bas S.p.A. and A2A S.p.A.

The goodwill attributed to this CGU shows an increase for the year of 24 million euro as additional charges to the value set by the sentence issued by the Milan Court on June 9, 2008. With this judgement, the Milan Court set at 88 million euro the higher value of the business for the distribution of electricity in the Municipalities of Milan and Rozzano sold by Enel Distribuzione S.p.A to A2A Reti Elettriche S.p.A. on October 29, 2002 compared with the original price attributed to it. Without prejudice to the fact that this sentence does not cancel the right of A2A Reti Elettriche S.p.A., which remains convinced that its arguments are correct and is determined to assert them in the most suitable venues, when preparing these consolidated financial statements it was decided for prudence sake to increase by 24 million euro the value of the goodwill already shown in the balance sheet for the business being transferred, crediting the

same amount to a provision for risks and charges on the liabilities side of the balance sheet. The choice to increase goodwill, in line with the previous financial statements, is justified by the fact that the higher value assessed by the Court constitutes an integration to the original price, while the contra entry in the risk provision is justified by the uncertainty about both the amount to be paid and its timing.
No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.

"Ecodeco" Cash Generating Unit
The 228 million euro of goodwill arising on line-by-line consolidation of the shareholding in Ecodeco S.r.l. was tested for impairment, allocating it to the Ecodeco CGU.
The recoverable amount of the CGU Ecodeco S.r.l. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts.
No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.



"Retigas" Cash Generating Unit
Goodwill, amounting to 38 million euro, arose on the various acquisitions made by A2A Reti Gas S.p.A. in recent years, of companies acting as gas distributors in around 200 Italian municipalities. Its activity is mainly concentrated in Lombardy and Piedmont. The above mentioned goodwill has been attributed to the Gas Networks Cash Generating Unit, the recoverable amount was determined on the basis of its value in use.
In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to the early expiry date foreseen in the current regulations governing the concessions outstanding. No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.

"Integrated Water Cycle" Cash Generating Unit
Goodwill, amounting to 10 million euro, has been attributed to BAS S.I.I. S.p.A. as a portion of goodwill generated after the merger between Bas S.p.A. and A2A S.p.A. The activity is mainly concentrated in the Province of Bergamo and refers to concessions for captation and distribution of water. The value of this goodwill has been attributed to the CGU Integrated Water Cycle, the recoverable amount of which was determined on the basis of its value in use.
In the interests of full disclosure, we would point out that the following were taken into consideration when determining the value in use: for prudence sake, the time horizon which takes into account the early expiry date of outstanding concessions.

On impairment testing the company recognised a loss in value of 6 million euro which reduced the goodwill from 16 million euro to 10 million euro.

"APRICA S.p.A" Cash Generating Unit

The goodwill attributed to the Aprica CGU derives from the portion of goodwill recognised following the merger between Bas S.p.A. and A2A S.p.A. for an amount of 5 million euro. The Cash Generating Unit includes Aprica S.p.A., a company belonging to the A2A Group which operates in the Environment Sector. The company owns an incinerator in Bergamo which also produces electricity. The goodwill has been attributed to the same Cash Generating Unit and its recoverable amount was determined with reference to the value in use of that company, based on a time horizon of 7 years.
No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.

"Heat Italy" Cash Generating Unit

The goodwill arising on line-by-line consolidation of the Heat Italy sector, of 21 million euro, which is split between various A2A Group companies, which operate in the production, distribution and sale of district heating, has been tested for impairment. The value of this goodwill was attributed to the Heat Italy cash generating unit, the recoverable amount of which was determined on the basis of its value in use over a 30-year time horizon. In particular, this CGU includes, for 18 million euro, a portion of goodwill arising on the merger between Bas S.p.A. and A2A S.p.A. No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.

"Gas" Cash Generating Unit

The goodwill resulting from line-by-line consolidation of the Gas sector, 7 million euro, which relates to the sector that sells gas to end-customers (both civil and industrial) and to wholesalers, has been tested for impairment. The recoverable amount was determined on the basis of its value in use over an indefinite time horizon. Please note that this CGU includes 7 million euro of the portion of goodwill arisen on the merger between Bas S.p.A. and A2A S.p.A. No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.

"Heat France" Cash Generating Unit

The goodwill that arose on the line-by-line consolidation of the Heat Sector France, of 11 million euro, is divided among the various companies of the A2A Coriance Group, which operate in the production, distribution and sale of district heating in France.

This goodwill has been tested for impairment, considering that, in the case of the Heat Sector France CGU, A2A S.p.A. preferred to use the fair value method instead of value in use. According to IAS 36, the latter should not take into consideration the improvements or optimisation carried out, which makes the concept of value in use difficult to apply appropriately to this CGU. In fact, as shown by the recent history of the French Group and by its characteristics, it is impossible not to consider the various development projects currently in progress, which would only be partially reflected in the cash flow projections. The investments made by the Coriance Group (also in terms of operational structures) are, and will continue to be, geared to developing the business by acquiring new concessions (or renewing existing concessions). The effects of this will be seen in the future and would not be reflected in an estimate of value in use. The activity of the Coriance Group, both historical and future, is not linked to an individual plant or to a geographical area, but is carried on throughout France using various technologies and energy sources, paying particular attention to renewable sources, which should see significant growth in the coming years. This type of trend therefore seems more compatible with the concept of fair value rather than that of value in use.

Which is why A2A S.p.A. felt that the fair value method gave a more meaningful value for the purposes of the impairment test required by IAS 36.



Lastly, the goodwill attributed to this sector increased by 1 million euro as a result of certain acquisitions made in France. No impairment loss was identified as a result of this test as the maximum recoverable amount is higher than the book value of the CGU.

Note that the macroeconomic analyses (e.g. regulatory changes or new technologies) did not indicate any external factors which could result in an impairment of the value of goodwill at December 31, 2009.

In order to provide a sensitivity analysis, the following are the basic assumptions which show that the recoverable amount of the CGUs is in line with their book value:

C.G.U.	**W.A.C.C.**	**Growth rate**
Electricity Networks Sector	8.68%	(1.22%)
Ecodeco Sector	15.09%	(8.50%)
Integrated water cycle sector	n.s.	n.a.
Aprica Sector	45.33%	n.s.
Gas Networks Sector	n.s.	n.a.
Gas Sector	25.56%	n.s.
Heat Sector Italy	10.51%	(0.95%)
Heat Sector France	7.73%	2.11%

3) Shareholdings and other non-current financial assets

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	12 31 2009
Shareholdings carried according to equity method	2,553	573	3,126	-	-
Other non-current financial assets	551	(510)	41	1	2
Total	**3,104**	**63**	3,167	1	2

Shareholdings and other non-current financial assets have increased by 573 million euro since December 31, 2008. Details of movements are shown in the table below:

Shareholdings carried according to equity method - *Millions of euro*	Total
Amount at December 31, 2008	2,553
Changes during the year:	
- acquisitions and increases in capital	474
- valuation at equity	117
- dividends received from shareholdings carried at equity	(13)
- sales	(5)
Total changes for the year	573
Balance at December 31, 2009	3,126

The changes during the year, as detailed in the section "Significant events during the year", concerned: for 442 million euro the purchase of 43.70% of Elektroprivreda Crne Gore AD Nikši (EPCG), for 19 million euro the purchase of 39.49% of Rudnik Uglja AD Pljevlja (a coal mine in Pljevlja), the owner of the mine which supplies EPCG, for 11 million euro subscription of the increase in capital of Ergosud S.p.A., and for 2 million euro other acquisitions and increases in capital, sale of the shareholding in Malpensa Energia S.r.l., for 117 million euro the increase resulting from the valuation at equity of other shareholdings, mainly related to Transalpina di Energia S.r.l., and the decrease of 13 million euro from the collection of dividends.

The absorption of AGAM S.p.A. by ACSM S.p.A. took effect on January 1, 2009, when the latter changed its name to ACSM-AGAM S.p.A.; A2A S.p.A. holds 16,808,270 shares in this company, equal to 21.937% of the share capital.

As regards the valuation of the shareholding in this company, it should be noted that although the stock exchange value is significantly lower than its book value reported in these consolidated financial statements, the Group did not think it necessary to write down its value, as management is of the opinion that the value expressed by the Stock Exchange does not reflect the investment's real economic value

"Other non-current financial assets show a balance of 41 million euro at December 31, 2009 (551 million euro at December 31, 2008) of which

- 26 million euro (unchanged compared with the previous period) relates to a convertible bond issued by Metroweb S.p.A. that was taken up in full by A2A S.p.A. in compliance with the agreement for the sale of the investment concerned;
- 13 million euro (524 million euro at December 31, 2008) relates to financial assets available for sale. The negative change of 511 million euro, is due for 506 million euro to the reclassification to "Non-current assets held for sale" of the 5.16% interest in Alpiq Holding AG and for 5 million euro to the reclassification to "Other current assets" of the advance payment of future quotas in Ostros Energia S.r.l. being purchased by Wind Baltic;
- 2 million euro (1 million Euro at December 31, 2008) related to other financial receivables of which 1 million Euro to associates.

4) Deferred tax assets



Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Deferred tax assets	**316**	**142**	458

Deferred tax assets amount to 458 million euro following an increase of 142 million euro since December 31, 2008.

The recognition of these assets derives from the provisions, writedowns and depreciation recorded by the Group that will become tax deductible in future years. Forecasts confirm that these assets will be recoverable against the profits earned in future years.

For more information, please read the comment on the caption "Income taxes" in the Notes to the income statement.

5) Other non-current assets

(in millions of euro)	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Non-current derivatives	40	(6)	34	40	34
Other non-current assets	17	(6)	11	-	-
Total other non-current assets	**57**	**(12)**	45	**40**	**34**

Other non-current assets amount to 45 million euro (57 million euro at December 31, 2008) and comprise:

- 34 million euro for non-current hedging derivatives, principally Interest Rate Swap (IRS) and collar contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption decreases by 6 million euro compared with the previous year mainly due to the measurement of financial instruments at fair value;
- 11 million euro relating to other non-current assets, principally consisting of guarantee deposits and costs already incurred but pertaining to future years.

Current assets

6) Inventories

Millions of euro	**Balance at 12 31 2008**	**Changes during the year**	Balance at 12 31 2009
Inventories	**224**	**(33)**	191

"Inventories" amount to 191 million euro (224 million euro at December 31, 2008) and show a decrease of 33 million euro due to:

- 8 million euro for materials required mainly for plant maintenance and operations. This element of inventories shows a balance at December 31, 2009 of 46 million euro versus 38 million euro at the end of the previous year;
- 48 million euro relate to the decline in fuel stock which, at the reference date, totalled 136 million euro (184 million euro at December 31, 2008);
- 2 million euro for other inventories, which total 4 million euro at September 31, 2009 compared with 2 million euro at the end of the previous year;
- 5 million euro relate to the increase in advance payments, having been zero at December 31, 2008. This item refers to stocks of coal kept by A2A Trading S.r.l. at the Capodistria warehouse and not yet imported in Italy.

7) Trade receivables

Millions of euro	**Balance at 12 31 2008**	**Changes during the year**	Balance at 12 31 2009
Trade receivables	1,754	119	1,873
Provision for receivables write-downs	(55)	(48)	(103)
Total trade receivables	**1,699**	**71**	1,770

At December 31, 2009, trade receivables amounted to 1,770 million euro (1,699 million euro at December 31, 2008), a growth of 71 million euro, due to the combined effect of a:

- 55 million euro due to an increase in trade receivables from customers: this caption amounts to 1,591 million euro (1,536 million euro at December 31, 2008);
- 7 million euro due to an increase in receivables from related parties; in particular, the increase of 14 million euro concerns receivables from the Municipality of Milan and Brescia, while those due from associates fell by 7 million euro. This caption shows a balance at December 31, 2009 of 164 million euro (157 million euro the previous year);
- 9 million euro relate to the increase in contract work in progress to 15 million euro (6 million euro at December 31, 2008).

The change for the year is attributable to the change in the scope of consolidation. In particular, the change in the "Provision for reicevables write-downs" includes not only the provisions and utilisations of the year, but also the changes caused by first-time consolidation of the Aspem Group and the balances deriving from the spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l.

8) Other current assets

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	12 31 2009
Current derivatives	34	(17)	17	-	-
Other current assets	259	92	351	-	-
Total other current assets	**293**	**75**	368	-	-

Other current assets amount to 368 million euro compared with 293 million euro at the end of the prior year. The increase of 75 million euro was due to opposing effects of:

- the decrease of 17 million euro in current derivatives, mainly related to commodity derivatives of A2A Trading S.r.l., following the valuation at fair value of the year;
- the increase of 92 million euro in other current assets, related to the increase in receivables from the Electricity Sector Equalisation Fund, in advances to suppliers and miscellaneous receivables.

9) Current financial assets

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Other financial assets	1	-	1	*1*	*1*
Financial assets due from related parties	33	(28)	5	*33*	*5*
Total	**34**	**(28)**	6	**34**	**6**

This caption shows a balance of 6 million euro at December 31, 2009 (34 million euro at December 31, 2008) and relates principally to financial receivables due from associates.

10) Current tax assets

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Current tax assets	**2**	**92**	94

At December 31, 2009 "Current tax assets" amount to 94 million euro (2 million euro at December 31, 2008) with an increase of 92 million Euro compared with the previous year.

11) Cash and cash equivalents

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Cash and cash equivalents	87	(62)	25	*87*	*25*

At December 31, 2009, "Cash and cash equivalents" amount to 25 million euro compared with 87 million euro at the start of the year, a decrease of 62 million euro.

Cash at bank includes interest accrued but not yet credited at the end of the period.

12) Non-current assets held for sale

(in millions of euro)	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Non-current assets held for sale	**692**	**(273)**	419	**3**	**2**

At the reference date, "Non-current assets held for sale" show a balance of 419 million euro, made up of:

- 406 million euro representing the fair value of the 5.16% investment held in Alpiq Holding AG, which has been reclassified from "Other non-current financial assets";
- 8 million euro for the assets of Retrasm S.r.l.;
- 2 million euro for the assets of Itradeplace S.p.A.;
- 2 million euro for the assets of certain lines of business belonging to the Ecodeco Group that are held for sale;
- 1 million euro for other non-current assets held for sale.

The decrease of 273 million euro is attributable:

- for 689 million euro to the negative effect of the sale of A2A S.p.A.'s 20% interest in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) following the spin-off of the power generation business in favour of A2A Produzione S.r.l.;
- for 406 million euro to the positive effect of the reclassification from "Other non-current financial assets" of the 5.16% interest in Alpiq Holding AG measured at fair value;
- for 8 million euro to the assets of Retrasm S.r.l.;
- for 2 million euro to the assets of Itradeplace S.p.A.

EQUITY AND LIABILITIES

Equity

Equity, which at December 31, 2009 amounts to 4,595 million euro (4,722 million euro at December 31, 2008), is detailed in the table below:

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Equity pertaining to the Group:			
Share capital	1,629	-	1,629
(Treasury shares)	(107)	46	(61)
Reserves	2,036	6	2,042
Group net income for the year	316	(236)	80
Total equity pertaining to the Group	**3,874**	**(184)**	3,690
Minority interests	848	57	905
Total equity	**4,722**	**(127)**	4,595

The overall reduction in Group equity of 127 million euro was principally due to the payment of dividends by A2A S.p.A. of 301 million euro (0.097 euro per share), offset by the net income for the year of 80 million euro, the measurement in accordance with IAS 32 and 39 of cash flow hedge derivatives, the valuation of put options on the shares in Delmi S.p.A., Aspem S.p.A., Varese Risorse S.p.A. and Abruzzo Energia S.p.A., and the change in minority interests.

13) Share capital

At December 31, 2009 the share capital amounts to 1,629 million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each.

14) Treasury shares

At December 31, 2009, treasury shares amount to 61 million euro (107 million euro at December 31, 2008) and comprise the 26,917,609 treasury shares held by the Company (47,434,850 shares at the end of the previous year). The decrease of 46 million euro reflects the 20,517,241 A2A shares given to the Municipality of Varese as consideration for the acquisition of the Aspem Group, which was concluded on January 15, 2009. Following this transaction, the Municipality of Varese holds about 0.6% of A2A's share capital, as already discussed in the section on "Significant events during the year".

15) Reserves

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Other reserves	**2,036**	**6**	2,042

"Reserves", which at December 31, 2009 amount to 2,042 million euro (2,036 million euro at December 31, 2008), mainly comprise the legal reserve, extraordinary reserves arising on consolidation, and the retained earnings of subsidiaries. The caption also includes the cash flow hedge reserve for the valuation of derivatives that comply with hedge accounting requirements at the end of the year and the reserve relating to available-for-sale items.

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by A2A S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. As explained in detail in the section on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).

At December 31, 2009 the effects of the put options on the Delmi shares led to an increase in Group equity of 10 million euro.

Reconciliation between A2A S.p.A.'s net income and the net income of the Group

Millions of euro	12 31 2009	12 31 2008
Net income for the year of A2A S.p.A.	206	**171**
Intercompany dividends eliminated from the consolidated financial statements	(224)	(184)
Results of subsidiaries, associates and joint ventures not included in the financial statements of A2A S.p.A.	203	343
Other consolidation adjustments	(105)	(14)
Group net income for the year	80	**316**

Reconciliation between the equity pertaining to A2A S.p.A. and the equity pertaining to the Group

Millions of euro	12 31 2009	12 31 2008
Equity pertaining to A2A S.p.A.	**3,434**	**3,574**
Elimination of the residual portion of the equity reserve resulting from the intercompany profit on the transfer of businesses	(458)	(516)
Retained earnings/(Accumulated losses)	774	428
Intercompany dividends eliminated from the consolidated financial statements	(224)	(184)
Results of subsidiaries, associates and joint ventures not included in the financial statements of A2A S.p.A.	203	343
Other consolidation adjustments	(39)	229
Equity pertaining to the Group	**3,690**	**3,874**

16) Net income for the year

It amounts to 80 million euro and includes net income for the year.



17) Minority interests

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Minority interests	**848**	**57**	905

The caption "Minority interests" amounts to 905 million euro (848 million euro at December 31, 2008) and represents the portion of capital, reserves and net results attributable to minority shareholders. The increase of 57 million euro comes from:

- allocation of the portion of net income for the year pertaining to minority interests of 27 million euro, including 19 million euro from Delmi S.p.A., 6 million euro from Plurigas S.p.A. and 2 million euro from other companies;
- positive adjustments of 30 million euro attributable to the changes in equity items during the period pertaining to the minority shareholders of Delmi S.p.A., Plurigas S.p.A. and Abruzzo Energia S.p.A.

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Non-convertible bonds	1,104	1,021	2,125	1,104	2,125
Due to banks	1,900	(7)	1,893	1,900	1,893
Due to other providers of finance	148	(42)	106	148	106
Finance lease payables	44	(16)	28	44	28
Total	**3,196**	**956**	4,152	**3,196**	**4,152**

Non-current financial liabilities amount to 4,152 million euro (3,196 million euro at December 31, 2008) following an increase of 956 million euro.

"Non-convertible bonds" are four bonds issued by the Group which relate to:

- a ten-year bond with a nominal value of 500 million euro issued on May 28, 2004, at a nominal fixed rate of 4.875%; its valuation at amortized cost amounts to 498 million euro;
- a thirty-year bond issued in yen on August 10, 2006, with a nominal value of 98 million euro and a fixed rate of 5.405%; its valuation at amortized cost amounts to 98 million euro;
- a bond with a nominal value of 500 million euro issued on October 30, 2003 with a ten-year duration and a nominal fixed rate of 4.875%, the fair value of which at December 31, 2009, following the exercise of the fair value option on transition to IFRS amounts to 530 million euro.
- a bond with a nominal value of 1,000 million euro issued on October 27, 2009, with a seven-year duration and a nominal fixed rate of 4.627%; its valuation after the stipulation of IRS to hedge interest risk, is shown under the fair value hedge. This financial instrument (bond) has therefore been valued at amortised cost adjusted by the fair value of the underlying risk. At December 31, 2009 its value comes to 999 million euro.

The remeasurements of non-convertible bonds at the year-end at fair value and amortised cost led to an increase in "Non-current financial liabilities" of 22 million euro.

The different accounting treatment of the four bonds derives from the different choices made by companies involved in the merger at the time of their transition to IFRS.

Amounts "due to banks" decreased during the year by 7 million euro, mainly because of lower use of revolving credit lines expiring beyond 12 months.

Amounts "due to other providers of finance", 106 million euro, have decreased by 42 million euro due to reclassification of the current portion.

Finance lease payables, 28 million euro, have decreased by 16 million euro due to reclassification of the current portion.

19) Deferred tax liabilities

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Deferred tax liabilities	322	162	484

In summary, deferred tax liabilities derive from the deferral of capital gains for fiscal purposes, differences between the carrying amounts of tangible and intangible fixed assets and their values for fiscal purposes, partly as a result of the consolidation process, and the application of international accounting standards in relation to finance leases and the recognition of financial instruments.

For further information, please read the comment on "Income taxes" in the notes to the statement of comprehensive income.

20) Employee benefits

At December 31, 2009 this caption amounts to 278 million euro (264 million euro at December 31, 2008) with the following changes during the year:

Millions of euro	Balance at 12 31 2008	Provision	Utilisa-tions	Other changes	Balance at 12 31 2009
Severance indemnities	147	21	(11)	1	158
Employee benefits	117	-	(8)	11	120
Total	264	21	(19)	12	278

21) Provisions for risks, charges and liabilities for landfills

Millions of euro	Balance at 12 31 2008	Provision	Utilisa-tions	Other changes	Balance at 12 31 2009
Provisions for risks, charges and liabilities for landfills	392	11	(58)	74	419

The balance on these provisions at December 31, 2009 amounts to 419 million euro (392 million euro at December 31, 2008). New provisions amounted to 11 million euro and mainly related to disputes with certain entities in connection with local taxes, as well as the lawsuits outstanding with employees and third parties. During the period, 19 million euro provided in prior years were released in connection the dispute with INPS over health contributions, following a ruling from the Court of Cassation in favour of the A2A Group. Other changes during the year include the amount of provisions for risks resulting from the spin-off of E.ON Produzione S.p.A. on July 1, 2009 and its transfer to A2A Produzione S.r.l. and the integration of the provision for risks caused by the dispute with Enel concerning the value of the distribution network of Milan and Rozzano. Utilisations mainly relate to the portion used for payments during the year following disputes with social security entities.

22) Other non-current liabilities

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Other non-current liabilities	64	98	162	-	-
Non-current derivatives	4	21	25	4	25
Total other non-current liabilities	**68**	**119**	187	**4**	**25**

The increase of 119 million euro in "Other non-current liabilities" is partly due to payables to third parties in connection with the valuation of the put options on the shares in Delmi, Aspem and Varese Risorse, and partly to the increase in non-current derivatives following an adjustment to their fair value during the year.

Current liabilities

23) Trade payables and other current liabilities

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Advances	11	3	14
Trade payables	1,130	(94)	1,036
Trade payables to related parties	45	(21)	24
- Parent companies	*10*	6	16
- Associates	*35*	(27)	8
Total trade payables	**1,186**	**(112)**	1,074
Payables to social security institutions	34	2	36
Other current liabilities	393	15	408
Current derivatives	80	(79)	1
Total other current liabilities	**507**	**(62)**	445
Total	**1,693**	**(174)**	1,519

"Trade payables and other current liabilities" amount to 1,519 million euro (1,693 million euro at December 31, 2008). The overall reduction of 174 million euro mainly reflects the decreases in trade payables, amounts payable to related parties and current derivatives, partially offset by an increase in other current liabilities.

24) Current financial liabilities

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
				12 31 2008	*12 31 2009*
Due to banks	373	112	485	*373*	*485*
Due to other providers of finance	43	–	43	*43*	*43*
Finance lease payables	29	(18)	11	*29*	*11*
Financial payables to related parties	1	–	1	*1*	*1*
Financial payables to disposal subsidiaries	3	(1)	2	*3*	*2*
Total	**449**	**93**	542	***449***	***542***

"Current financial liabilities" amount to 542 million euro, compared with 449 million euro at the end of the prior year. The increase, 93 million euro, mainly relates to an increase in the amounts due to banks, as partly offset by the reduction in finance lease payables following the end of the lease on the building in Corso di Porta Vittoria, Milan.

25) Tax liabilities

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Tax liabilities	**38**	**(25)**	13

Tax liabilities amount to 13 million euro (38 million euro at December 31, 2008), down 25 million euro.

26) Liabilities directly associated with non-current assets held for sale

Millions of euro	Balance at 12 31 2008	Changes during the year	Balance at 12 31 2009
Liabilities directly associated with non-current assets held for sale	**3**	**8**	11

At December 31, 2009 this item amounts to 11 million euro and relates for 9 million euro to the liabilities of Retrasm S.r.l. and Itradeplace S.p.A. and 2 million euro to the Ecodeco Group in connection with the liabilities of businesses due to be sold.

Net debt



27) Net debt

(pursuant to Consob Communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net debt:

Millions of euro	Notes	12 31 2009	12 31 2008
Bonds - non-current portion	18	2,125	1,104
Bank loans - non-current portion	18	1,893	1,900
Amounts due to other providers of finance - non-current portion	18	106	148
Finance leases - non-current portion	18	28	44
Other non-current liabilities	22	25	4
Total medium/long-term debt		4,177	**3,200**
Non-current financial assets with related parties	3	(1)	(1)
Financial assets - non-current portion	3	(1)	-
Other non-current assets	5	(34)	(40)
Medium/long-term loans		(36)	**(41)**
Total net non-current debt		4,141	**3,159**
Bank loans - current portion	24	485	373
Amounts due to other providers of finance - current portion	24	43	43
Finance leases - current portion	24	11	29
Current financial liabilities with related parties	24	1	1
Financial payables to companies held for sale	24	2	3
Total short-term debt		542	**449**
Other current financial assets	9	(1)	(1)
Current financial assets with related parties	9	(5)	(33)
Financial receivables in assets held for sale	12	(2)	(3)
Total short-term financial receivables		(8)	**(37)**
Cash and cash equivalents	11	(25)	(87)
Total current net debt		509	**325**
Net debt		4,650	**3,484**

Notes to the statement of comprehensive income

Changes in the scope of consolidation since December 31, 2008

- Following the purchase on January 15, 2009, of 90% of Aspem S.p.A., a provider of public services in Varese and other municipalities in the province of Varese which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period from January 1, 2009 to December 31, 2009 and the balance sheet at December 31, 2009 have been fully consolidated, with the allocation of 10% of their results to minority interests. The accounting for the combination of the Aspem Group is now definitive.
- The economic results of the Coriance Group are reported in this consolidated annual report, while those of the previous year only included figures for the period August 1-December 31, 2008, given that it was purchased on July 31, 2008.
- A2A S.p.A. has acquired 43.70% of EPCG, a Montenegrin energy company, which is now included in the scope of consolidation. The effects of its consolidation according to the equity method are included in this consolidated annual report.
- As a result of the partial spin-off from E.ON Produzione S.p.A. to A2A Produzione S.r.l., this annual report includes the results of the spun-off business from July 1, 2009.
- Following the sale by A2A S.p.A. to SEA S.p.A. of 49% of Malpensa Energia, discussed in the section on "Significant events during the year", this shareholding has been deconsolidated.
- A2A Montenegro DOO has been consolidated from 2009 .



28) Revenues

Revenues for the year 2009 amount to 5,910 million euro (6,094 million euro in 2008), with a decrease of 184 million euro.

Details of the more important items are given below:

Revenues - *Millions of euro*	12 31 2009	12 31 2008
Revenues from the sale of goods	5,047	5,333
Revenues from services	695	631
Revenues from long-term contracts	20	(1)
Total revenues from the sale of goods and services	5,762	**5,963**
Other operating income	148	131
Total revenues	5,910	**6,094**

Revenues from the sale of goods and services totalled 5,762 million euro (5,963 million euro in the previous year), a decline of 201 million euro. This reduction reflects lower revenues from the sale of goods of 286 million euro, an increase in revenues from services of 64 million euro and a rise in revenues from long-term contracts by 21 million euro.



"Other operating income" amounts to 148 million euro (131 million euro at December 31, 2008), with a rise of 17 million euro, essentially out-of-period income for overprovisions in prior years, reimbursements for damages and penalties recognised by users, insurance companies and individuals partly offset by a decline in revenues from specific company equalisation.

The principal captions are analysed in detail below:

Millions of euro	12 31 2009	12 31 2008
Sale and distribution of electricity	3,270	3,795
Sale and distribution of gas	1,371	1,324
Sale of heat	191	145
Sale of materials	1	-
Water and utilities sold to civil customers	56	50
Hedging income on operating derivatives	15	-
Hedging charges on operating derivatives	(15)	(29)
Sales of emission certificates and allowances	131	18
Connection contributions	27	30
Total revenues from the sale of goods	5,047	**5,333**
Services to customers	695	631
Total revenues from services	695	**631**
Total revenues from long-term contracts	20	**(1)**
Total revenues from the sale of goods and services	5,762	**5,963**
Other operating income	148	**131**
Total revenues	5,910	**6,094**

29) Operating expenses

"Operating expenses" in 2009 amount to 4,391 million euro (4,573 million euro in the previous year), with a decline of 182 million euro.

Details of this caption are given below:

Operating expenses - *Millions of euro*	12 31 2009	**12 31 2008**
Raw materials and consumables used	3,372	3,718
Services	746	574
Total expenses for raw materials and services	4,118	**4,292**
Other operating expenses	273	**281**
Total operating expenses	4,391	**4,573**

"Expenses for raw materials and services" amount to 4,118 million euro (4,292 million euro in 2008), a reduction of 174 million euro.

This decrease was due to various factors, including:

- a significant reduction in purchases of raw materials and consumables of 479 million euro attributable to lower costs for purchases of power and fuel of 649 million euro, the rise in purchases of materials of 14 million euro, growth in hedge charges on operating derivatives of 45 million euro and the decrease in hedge income on operating derivatives of 36 million euro and the increase in expenses for the purchase of emission certificates and allowances of 72 million euro;
- the rise in electricity delivery charges, subcontracted work and services of 172 million euro;
- the increased change in inventories of fuel and materials of 133 million euro.



The principal captions are analysed in detail below:

Millions of euro	12 31 2009	**12 31 2008**
Purchases of power and fuel	3,074	3,723
Purchases of materials	83	69
Purchases of water	3	-
Hedging charges on operating derivatives	69	24
Hedging income on operating derivatives	(26)	(62)
Purchases of emission certificates and allowances	82	10
Total raw materials and consumables used	3,285	**3,764**
Electricity delivery charges, subcontracted work and services	746	574
Total services used	746	**574**
Change in inventories of fuel and materials	87	(46)
Total expenses for raw materials and services	4,118	**4,292**
Other operating expenses	273	**281**
Total operating expenses	4,391	**4,573**

30) Labour costs

At December 31, 2009 labour cost, net of capitalised expenses, come to 487 million euro (453 million euro in 2008), an increase of 34 million euro.

Labour costs are detailed below:

Labour costs - *Millions of euro*	12 31 2009	**12 31 2008**
Wages and salaries	317	**281**
Social security charges	119	**105**
Severance indemnities	21	**22**
Retirement benefits and similar provisions	1	**-**
Other costs	29	**45**
Total labour costs	487	**453**

The average number of people working for the A2A Group at December 31, 2009 was 8,930 (8,645 at December 31, 2008). The reasons for the increase in labour costs are summarised below:

- increase in the average workforce following changes in the scope of consolidation due to the acquisition of the Aspem Group with effect from January 1, 2009, the consolidation of the Coriance Group for twelve months, compared with the period from August 1 in the prior year, and the spin-off of a line of business from E.ON Produzione S.p.A. to A2A Produzione S.r.l. with effect from July 1, 2009;
- contractual pay increases and higher social security contributions from January 1, 2009.

31) Gross operating income

As a result of the above movements, consolidated gross operating income at December 31, 2009 amounts to 1,032 million euro (1,068 million euro at December 2008, 2006).

32) Depreciation, amortization, provisions and write-downs

Depreciation, amortization, provisions and write-downs for the period to December 31, 2009 amounted to 423 million euro (369 million euro for the period to December 31, 2008), up by 54 million euro.

These charges are analysed in the following table:

Depreciation, amortization, provisions and write-downs - *Millions of euro*	12 31 2009	12 31 2008
Amortization of intangible assets	22	16
Depreciation of tangible assets, of which:	341	292
- 1. *ordinary depreciation*	273	238
- 2. *depreciation of freely transferable assets*	68	54
Total depreciation and amortization	363	**308**
Provisions for risks and charges	11	17
Write-down of receivables included in current assets	43	22
Other write-downs of non-current assets	6	22
Total depreciation, amortization, provisions and write-downs	423	**369**

"Depreciation and amortization" amount to 363 million euro (308 million euro in 2008), an increase of 55 million euro. The increase is mainly attributable to the start-up of the Gissi thermoelectric plant which took place in the first half of the year, acquisition of the Monfalcone thermoelectric plant and the plants of the Calabria hydroelectric nucleus, which have been consolidated since July 1, 2009, following the spin-off of the business from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and consolidation of the Aspem and Coriance groups.

The "write-down of receivables included in current assets", 43 million euro (22 million euro at December 31, 2008). The increase during the year reflects the problems companies and private individuals have had to honour their obligations on a timely basis due to the general economic conditions. The Group has therefore adjusted the estimated realisable value of receivables, for prudence sake, especially for companies that sell to end-customers, which are more exposed to insolvency risk.

"Provisions for risks and charges" amount to 11 million euro (versus 17 million euro the previous year) and for 36 million euro relate to provisions for outstanding disputes with social security entities, local taxes and to provisions for disputes with employees and third parties. This balance has been adjusted by 25 million euro for amounts released during the year, including 19 million euro for the use of the provision set aside in previous years after the Court of Cassation decided in favour of the A2A Group in the dispute against social security entities for health contributions and 6 million euro for the release of the provision following the conclusion of the dispute about gas tariffs.

"Other write-downs of non-current assets amount to 6 million euro (22 million euro at December 31, 2008) and relate to the write-down of goodwill as a result of impairment testing. In the previous year this caption included the write-down of the networks of A2A Reti Elettriche S.p.A. and of the gas network in Cinisello Balsamo.

33) Net operating income

Net operating income amounts to 609 million euro (699 million euro in 2008).

34) Financial balance

The "Financial balance" is negative for 210 million euro (140 million euro in the previous year) following an increase of 70 million euro.

Details of the more important items are given below:

Financial balance -*Millions of euro*	12 31 2009	**12 31 2008**
Financial income	19	23
Financial expenses	(297)	(223)
Affiliates	68	60
Total financial balance	(210)	**(140)**



"Financial income" amounts to 19 million euro (23 million euro in 2008). The decrease of 4 million euro is due for 9 million euro to the negative fair value measurements of financial derivatives on revolving credit lines and on the derivative related to the loan granted by Cassa Depositi and Prestiti, which at December 31, 2008 was positive, and for 4 million euro to lower interest on bank current accounts and other receivables. After completion of the purchase price allocation following the acquisition of the Aspem Group of Varese in January 2009, as required by IFRS 3, the value of the company acquired was lower than the portion of equity pertaining to the Group. This amount has been booked as financial income for 9 million euro, as prescribed by international accounting standards.

Financial expenses, which amount to 297 million euro, have increased by 74 million euro compared with December 31, 2008 and consist of:

- 118 million euro in interest on the assessments received for the recovery of alleged State aid to the former AEM S.p.A. and ASM S.p.A. Further information is provided in the section entitled "Other information - EC infringement procedure";
- 35 million euro (28 million euro in the previous year) relating to the negative fair value of derivatives on the bond of 500 million euro, on the revolving credit lines, on the loan granted by Cassa Depositi e Prestiti and on the bond loan of 1,000 million euro issued on October 27, 2009;
- 144 million euro in charges from financial liabilities (186 million euro in the prior period), which have declined significantly due to the fall in interest rates.

Further information is provided in the following table:

Millions of euro	12 31 2009	12 31 2008
Interest on bond loans	62	54
Interest charged by banks	47	87
Interest on loans by Cassa Depositi e Prestiti	5	-
Interest on finance leases	2	3
Other financial expenses	28	42
Total charges from financial liabilities	144	**186**

It is worth noting that, without the interest expense on the above assessments, the "Financial balance" would have come to 92 million euro, a reduction of 48 million euro compared with the previous year.

Lastly, "Affiliates" amount to 68 million euro (60 million euro in 2008).

This caption includes the results of the Group's associates including, in particular, Transalpina di Energia S.r.l., Edipower S.p.A., Dolomiti Energia S.p.A., ACSM-AGAM and Metroweb S.p.A.

35) Other non-operating income

This caption has a zero balance at September 31, 2009 compared with 13 million euro for the previous year. That amount related to penalty payments recognised to AMSA S.p.A. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A.

This income related to non-recurring costs that were not directly relating to the Group's industrial or financial operations.

36) Other non-operating expenses

"Other non-operating expenses" amount to 166 million euro (zero balance in 2008) and all relate to the recovery of the capital portion of the alleged State aid to the former AEM S.p.A. and ASM S.p.A.; Further information is provided in the section entitled "Other information - EC infringement procedure".

These non-recurring costs are not directly relating to the Group's industrial or financial operations.

37) Income taxes

Income taxes - *Millions of euro*	12 31 2009	**12 31 2008**
Current taxes	169	**261**
Deferred tax assets	(2)	**(21)**
Deferred tax liabilities	(22)	**(13)**
Total income taxes	145	**227**

Taxes for the year are calculated as follows, based on current accounting principles and consolidation policies:

- current taxes (IRES and IRAP), 169 million euro;
- deferred tax assets negative for 2 million euro;
- decrease in deferred tax liabilities of 22 million euro.

The income tax charge at December 31, 2009 includes about 13 million euro as a consequence of the rules introduced by Law 112 of September 25, 2008 which, from the first half of 2008, levied a 5.5% IRES surtax on companies operating in the production and/or sale of gas and electricity. From July 1, 2009, this surtax has been increased to 6.5% by art. 56.3, of Law 99 of July 23, 2009.



The following table shows the breakdown of deferred tax assets and liabilities:

Millions of euro	**12 31 2008**	**Provisions (A)**	**Utilisations (B)**	**Rate adjustment (C)**	**Total (A+B+C)**	**IAS 39 to equity**	**Other changes Reclass./ mergers**	12 31 2009
Analysis of deferred tax assets and liabilities								
Deferred tax liabilities								
Value differences in tangible assets	220	5	(18)	3	(10)	-	13	223
Adoption of the finance lease standard (IAS 17)	9	-	-	1	1	-	-	10
Adoption of the financial instruments standard (IAS 39):								
- of which with effects on the income statement.	13	-	(6)	-	(6)	-	-	7
- of which with effects on equity	4	-	(3)	-	(3)	(1)	1	1
Other deferred tax liabilities	76	14	(21)	3	(4)	-	171	243
Deferred tax assets used in compensation	-	-	-	-		-	-	-
Total deferred tax liabilities	**322**	**19**	**(48)**	**7**	**(22)**	**(1)**	**185**	484
Deferred tax assets								
Taxed risk provisions	85	10	(34)	1	(23)	-	8	70
Depreciation, amortization and write-downs of non-current assets	69	8	-	-	8	-	18	95
Adoption of the standard on financial instruments (IAS 39):	-	-	-	-		-	-	-
- of which with effects on the income statement.		-	-	-		-	-	-
- of which with effects on equity	37	-	-	-	-	(27)	-	10
Other deferred tax assets	125	41	(30)	2	13	33	112	283
Total deferred tax assets	**316**	**59**	**(64)**	**3**	**(2)**	**6**	**138**	458

38) Net result from non-current assets available for sale

At December 31, 2009 this caption is positive for 19 million euro and includes the gain deriving from the spin-off of E.ON Produzione S.p.A., previously 20% held, to A2A Produzione S.r.l., 100% controlled by A2A S.p.A., and dividends distributed during the year, net of the related taxes, of Alpiq Holding AG..

39) Group net income for the year

The consolidated net income of the Group, net of minority interests of 27 million euro (31 million euro in 2008), amounts to 80 million euro (in the previous year it amounted to 316 million euro).

40) Earnings per share

	01 01 2009 12 31 2009	**01 01 2008 12 31 2008**
Earnings per share (in euro)		
-basic	0.0259	**0.1023**
-basic, from operating activities	0.0197	**0.1027**
-diluted	0.0259	**0.1023**
-diluted, from operating activities	0.0197	**0.1027**
Weighted average number of shares in circulation for the calculation of earnings (loss) per share		
-basic	3,105,200,665	**3,087,519,607**
-diluted	3,105,200,665	**3,087,519,607**

Notes on related party transactions

41) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002.



Relations with the Parent Entities and their subsidiaries

On October 5, 2007, the Municipalities of Milan and Brescia stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control.
More specifically, therefore, the merger occurred since January 1, 2008, whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan, which hold 27.5% each.
Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supply of electricity, gas, heat and water and management of the public illumination and traffic light systems, management of water purification and sewage plants, as well as video surveillance systems.
Similarly, the companies of the A2A Group have commercial dealings with the companies controlled by the Municipalities of Milan and Brescia, such as SEA S.p.A., Metropolitana Milanese S.p.A. SOGEMI S.p.A., ATM S.p.A., Brescia Mobilità S.p.A., Brescia Trasporti S.p.A. Centrale del Latte di Brescia S.p.A. and Sintesi S.p.A., providing them with electricity, gas, heat, sewer management and water purification services at market rates for the supply conditions in question. They also provide them with other services on request. We would emphasise that these companies are not considered related parties in the summary schedules prepared according to Consob Resolution 15519 of July 27, 2006.

Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, as well as sewer management and water purification, which are governed by special agreements and specific contracts.

All transactions with entities controlled by the Municipalities of Milan and Brescia, which involve supplying electricity, are handled at normal market conditions.

Dealings with subsidiaries and associates

A2A S.p.A. provides centralised treasury services for all of its subsidiaries. Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
In 2009, A2A S.p.A. and its subsidiaries again filed their VAT return on a group basis.
Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with arts. 117-129 of DPR 917/86. To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company A2A S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These are provided at market conditions.
A2A S.p.A. provides a power generation service to A2A Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
A2A S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement. IT services are provided by the subsidiaries Selene S.p.A. and by the associate e-Utile S.p.A..

As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob resolution 15519 of July 27, 2006:

Balance sheet *Millions of euro*	Total 12 31 2009	of which with related parties					
		Subsid-iaries	Related parties	Associates	Parent company (1)	Total related parties	% of caption
TOTAL ASSETS OF WHICH:	**12,200**	**-**	**-**	**3,143**	**153**	**3,296**	**26.9%**
Non-current assets	*9,327*	-	-	*3,127*	-	*3,127*	*33.5%*
Shareholdings	3,126		-	3,126	-	3,126	100.0%
Other non-current financial assets	41	-	-	1	-	1	-
Current assets	2,454	-	-	16	153	169	6.7%
Trade receivables	1,770	-	-	11	153	164	9.3%
Current financial assets	6	-	-	5		5	83.3%
Total liabilities of which:	**7,594**	**2**	**-**	**9**	**16**	**27**	**0.4%**
Current liabilities	2,074	2	-	9	16	27	1.3%
Trade payables	1,074	-	-	8	16	24	2.1%
Current financial liabilities	542	2	-	1	-	3	0.6%



(1) Dealings with the Municipalities of Milan and Brescia.

Statement of comprehensive income - *Millions of euro*	Total 12 31 2009	of which with related parties				
		Associates	Related parties	Parent companies (1)	Total related parties	% of caption
REVENUES	**5,910**	**5**	**-**	**275**	**280**	**4.7%**
Revenues from the sale of goods and services	5,762	4		275	279	4.8%
Other operating income	148	1	-	-	1	0.7%
OPERATING EXPENSES	**4,391**	**15**	**-**	**3**	**18**	**0.4%**
Expenses for raw materials and services	4,118	15	-	-	15	0.4%
Other operating expenses	273	-	-	3	3	1.1%
Affiliates	**68**	**68**	**-**	**-**	**68**	**100.0%**

(1) Dealings with the Municipalities of Milan and Brescia.

The financial statements are shown in section 0.2 of this report pursuant to Consob Resolution 15519 of July 27, 2006.

Consob Communication no. DEM/6064293 of July 28, 2006

42) Consob Communication no. DEM/6064293 Of July 28, 2006

The significant non-recurring transactions are reported below:

- The non-recurring transaction mentioned in notes 34 and 36 to the income statement relates to recovery of the principal portion of alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. (taxes relating to the years from 1996 to 1999), which generated a non-recurring expense, before taxes, of 284 million euro. This charge consists of the principal portion totalling 166 million euro, discussed in note 36 above, and interest expense of 118 million euro discussed in note 34 above;
- significant non-recurring transactions include 10 million euro in relation to equalisation income that is classified among the "other revenues". In the prior period, this income amounted to 45 million euro and related to the years from 2004 to 2007.



Guarantees and commitments with third parties

Millions of euro	2009	**2008**
Guarantee deposits received	393	376
Guarantees given	1,073	1,387

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 393 million euro (376 million euro at December 31, 2008).

Guarantees and commitments with third parties

These amount to 1,073 million euro (1,387 million euro at December 31, 2008) and refer to guarantee deposits lodged as security for commitments to third parties.

Secured guarantees given

Note that the shareholding in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by A2A S.p.A. have been pledged to the banks that finance Metroweb S.p.A.

Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.

At December 31, 2009 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (Srl).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given by A2A S.p.A. in the interest of Ecodeco Group companies

At December 31, 2009, these guarantees amount to 6.2 million euro and were principally given in favour of the Tax Authorities for the repayment of VAT credits pertaining to 2006, 2007 and 2008.

Group companies hold third party assets worth 147 million euro under concession.

Other information

1) Significant events after December 31, 2009

See the directors' report on operations for an explanation of subsequent events.

2) Information on treasury shares


100

At December 31, 2009 A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. At December 31, 2009 no treasury shares were held through subsidiaries, finance companies or nominees. During the period under review 20,517,241 shares have been sold for the acquisition of 90% of ASPEM S.p.A. on January 15, 2009.

3) IFRS 3 operations

During 2009 the Group carried out two operations that could be defined as business combinations according to IFRS 3.

IFRS 3 says that all business combinations have to be accounted for according to the acquisition method. This means that the buyer has to book all assets, liabilities and contingent liabilities identifiable at the time of the purchase at fair value at the date of acquisition, at the same time identifying any goodwill which, instead of being amortized, is submitted to impairment testing.

The operations carried out by the Group concern the acquisition of the Aspem Group and the partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l. (wholly controlled by A2A S.p.A.), as explained below.

IFRS 3 defines:

- a "business combination" as the operation by which only one entity (the buyer) gains control of one or more entities or businesses (the acquired);

- "control" as the power to establish financial and management policies of an entity or business in order to obtain economic benefits;
- the "buyer" as the entity that gains control over the other entities or businesses;
- the "cost of combination" as the sum of the (i) fair value on the transaction date of the assets, liabilities (incurred or assumed) and the equity instruments issued by the buyer in exchange for control of the acquired entity and (ii) any cost directly attributable to the business combination;
- the "fair value" as the consideration for which an asset could be exchanged, or a liability extinguished, in a bargained transaction between knowledgeable, willing parties;
- the "acquisition date" as the date on which the buyer effectively gains control of the acquired entity;
- The "date of exchange" as the date of each exchange transaction.

The stock market price at the trading date of a listed equity instrument is the best evidence of its fair value.

For allocation of the purchase price, IFRS 3 provides that:
(a) the identifiable assets, liabilities and contingent liabilities of the acquired entity are to be recognised at fair value;
(b) the non-current assets classified as held for sale under IFRS 5 are to be recognised at fair value, net of selling costs;
(c) any difference between the cost of the business combination and the buyer's interest in the fair value of the identifiable assets, liabilities and contingent liabilities are to be accounted for as goodwill.

If the cost of the operation is less than the fair value of the identifiable assets, liabilities and contingent liabilities, the difference is to be accounted for as "badwill" and booked to the income statement as financial income.

It follows that the possible goodwill acquired as part of a business combination represents a payment made by the buyer with a view to future economic benefits deriving from assets that cannot be identified individually and recognised separately.

The Company has accounted for the effects of both operations according to the acquisition method. As required by the standard, this involved identifying the buyer, determining the cost of the business combination and then allocating this cost to the assets acquired and to the liabilities and contingent liabilities taken on (the so-called "purchase price allocation").

Purchase Price Allocation - Aspem Group

On January 15, 2009, A2A S.p.A. acquired 90% of Aspem S.p.A., which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Services S.p.A. The Municipality of Varese will continue to hold around 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A., while the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese. Aspem S.p.A. operates in the municipality of Varese and in other towns of the same province in the division of natural gas, Aspem Energia S.r.l. sells gas and electricity, while Varese Risorse S.p.A. runs the district heating plant in Varese with an installed power of 52.5 MWt and 5 MWe. Prealpi Servizi S.p.A., in which the local utility companies of Gallarate and Busto Arsizio also have an interest, manages the water service in the Province of Varese. It recently absorbed Sogeiva Varese Ambiente S.p.A., which operates in the field of water purification.
The price agreed for the acquisition is 20.5 million euro, which will be paid by transferring A2A shares to the Municipality of Varese equal to around 0.6% of A2A share capital. The Municipality of Varese took a "lock-up" obligation on the A2A shares for 18 months and has an option to sell its investments in Aspem S.p.A. and Varese Risorse S.p.A. which it can exercise 3 years after the closing (this being the lock-up period for these investments) at a price, for Aspem S.p.A. not higher than the one agreed in the contract, whereas for Varese Risorse S.p.A., the price still has to be agreed.
As mentioned earlier, for the purposes of IFRS and preparation of the consolidated annual report, the A2A Group's acquisition of control of the Aspem Group is to be considered a business combination.



This entailed valuing the concessions held by Aspem S.p.A. and Varese Risorse S.p.A. Both are companies that operate under public delegations, which means that their activities and related cash flows are totally bound up with the terms of the concessions. Moreover, in consideration of the strictly commercial nature of the activity carried on, it was felt that the cash flows of Aspem Energia S.r.l. were essentially linked to the company's ability to maintain and expand the existing customer list. Considering the requisites needed to recognise an intangible asset under IFRS 3, it is permissible for the buyer to assess the value of the customer list at the time of the acquisition.
The fair value of this assets was determined by an independent expert based on the information contained in the purchase and sale contract.
The discounted cash flow (DCF) method was used to value the Aspem Group as this is one of the principal valuation methods used for any kind of company or transaction.
The value of the capital employed by the individual companies was calculated by discounting the future cash flows relating to:

- continuous use of the assets up to the end of their useful life;
- disposal of the assets at the end of their useful life.

These cash flows were discounted as of December 31, 2008 using as the discount rate the one applied by A2A S.p.A. for determining the final bid price.

The resulting values were allocated to intangible assets, taking into account the related tax effects by booking appropriate deferred tax liabilities. The concessions were then allocated a value prior to the tax effect. The useful life of these higher values, and therefore the duration of the related amortization, was determined on the basis of the residual duration of the individual concessions to which they are attributed, whereas a duration of 10 years was used for the customer list.

Millions of euro	
Book value of acquired assets and liabilities	**14**
Plus:	
Adjustment to the fair value of assets and liabilities acquired	40
Tax effect	(14)
Higher value of assets and liabilities at current value of the Aspem Group	**40**

Taking account of what was said above, the acquisition of the Aspem Group led to the booking of negative goodwill of 9 million euro, which was written off immediately in accordance with IFRS.



Purchase Price Allocation - A2A Produzione S.r.l.

The spin-off of E.ON Produzione S.p.A., on July 1, 2009, in favour of A2A Produzione S.r.l. (a wholly-owned subsidiary of A2A S.p.A.) has also been treated as a business combination. On April 16, 2009, in execution of the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), the project for the spin-off of E.ON Produzione S.p.A. was filed with the Rome and Brescia company registers. As already communicated to the market on June 17, 2008 and July 18, 2008, this spin-off involved transferring to the beneficiary company the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria in exchange for the cancellation of A2A S.p.A.'s 20% stake in E.ON Produzione S.p.A. With this spin-off the A2A Group gained control, from July 1, 2009, of the assets of the spun-off business, an operation identifiable as a business combination and therefore to be accounted for in accordance with IFRS 3. The Company therefore treated this operation according to the "acquisition method" of accounting (what used to be called the "purchase method"), booking the assets acquired and the liabilities and contingent liabilities taken on at fair value, taking account of the related deferred tax effects and writing off the difference between the new value of the company and the previous book value of the 20% shareholding.

Note that the fair value of the tangible assets meant booking to them a higher net value of 103 million euro, while the related tax effect involved recognising a deferred tax liability of 39 million euro.

4) Information on non-current assets held for sale and discontinued operations (IFRS 5)

Note that at December 31, 2009 "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale" include the values deriving from consolidation of the Ecodeco Group and AMSA S.p.A., and, in particular, the assets of certain businesses due to be sold, the shareholding in Alpiq Holding AG, and the assets and liabilities of Retrasm S.r.l. and Itradeplace S.p.A. classified as held for sale. For further information, see note 12 to the balance sheet.

The following is information on the key balance sheet and income statement figures for the businesses concerned.





Figures at December 31, 2009

Assets and liabilities of companies due to be sold - *Millions of euro*	**Alpiq Holding (figures relate to 5.16%)**	**Retrasm**	**Itradeplace**	**Amsa**	**Ecodeco Group**	**Total**
Non-current assets	406	7	1	1	-	415
Current assets	-	1	1	-	2	4
Total assets	**406**	**8**	**2**	**1**	**2**	**419**
Non-current liabilities	-	5	-	1	-	6
Current liabilities	-	2	1	-	2	5
Total liabilities	**-**	**7**	**1**	**1**	**2**	**11**

5) Risk management

The A2A Group operates in the electricity, natural gas and district heating market, and, within its activity, it is exposed to various financial risks:

a) commodity risk;
b) market risk and interest rate risk;
c) exchange rate risk not related to commodities;
d) liquidity risk;
e) credit risk;
f) equity risk ;
g) default and covenant risk.

The price risk of commodities is the risk connected to the volatility of prices for energy commodities (gas, electricity, fuel oil, coal, etc.) and of environmental securities (EU ETS emission allowances, green certificates, white certificates, etc). This consists of the potentially negative effects that a change in the market price of one or more commodities could have on the company's cash flow and earnings prospects.

Interest rate risk is the risk of incurring additional financial costs as the result of an unfavourable change in interest rates.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates between currencies.

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.

The risk of default and covenants concerns the possibility that financing contracts or bond loan regulations to which Group companies are party might contain provisions that allow the counterparties, whether they are banks or bondholders, to ask the debtor for immediate reimbursement of the amounts lent if certain events take place, generating liquidity risk as a consequence.

a. Commodity risk

a.1) Commodity price risk and exchange rate risk involved in commodity activities

The Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products and Environmental Certificates as production, storage, purchases and sales are all affected by fluctuations in the prices of such energy commodities. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.
In order to stabilise cash flows and to guarantee the Group's economic and financial equilibrium, A2A has introduced an Energy Risk Policy which lays down clear guidelines for the management and control of the above risks. It also includes the recommendations of the Committee of Chief Risk Officers Organizational Independence and Governance Working Group ("CCRO") and of Euroelectric's Group on Risk Management. Reference was also made to the Accords of the Basel Committee for Interbank Supervision approved in June 2004 (Basel 2) and the rules laid down by international accounting standards, which require any volatility in commodity prices and financial derivatives to have a direct impact on the related income statement and balance sheet items.
In the A2A Group, risk assessment is centralised at the parent company under the responsibility of the General Manager's Office (Corporate and Market Area), which has set up a Risk Management Unit as part of the Planning, Finance and Control Department. Its task is to handle and monitor market and commodity risk, to elaborate and evaluate structured energy products, to propose financial energy risk hedging strategies and to support top management and the Risk Management Committee in defining the Group's Energy Risk Management policies.
Each year, A2A's Management Board lays down the A2A Group's commodity risk limits, while the Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.
The activities that are subject to risk management include all of the positions on the physical market for energy products, both purchasing/production and sales, and all of the positions in the energy derivatives market taken by Group companies. For the purpose of monitoring risks, from 2009 the industrial and trading portfolios have been segregated and managed in different ways. The industrial portfolio consists of the physical and financial contracts directly related to the Group's industrial operations, i.e. those whose objective is to enhance A2A's productive capacity, also through the wholesaling and retailing of gas, electricity and heat.
The trading portfolio, on the other hand, consists of all those physical and financial contracts stipulated with a view to obtaining an additional profit compared with that obtainable from the industrial operations of the A2A Group, i.e. all those contracts that are ancillary to the Group's industrial operations, but not strictly necessary for them.

In order to identify the trading activity, the A2A Group follows the Capital Adequacy Directive and the definition given in IAS 39 of "assets held for trading": i.e. assets held for the purpose of selling in the short term or for which there is a recent pattern of short-term profit taking (without being for hedging purposes).
Given that they exist for different purposes, the two portfolios have been segregated and are monitored separately with specific tools and limits. The trading portfolio is subject to particular risk control and management procedures, as laid down in the Deal Life Cycle. Starting in 2008, additional operating procedures were introduced to permit more effective and timely management of risk at the time of the commercial campaigns for the sale of electricity and gas. These procedures, which foresee the Risk Management Unit sending daily prices to the trading companies of the A2A Group, make it possible, on the one hand, to evaluate better the economic impact of the risks with a view to a correct definition of energy product prices; and, on the other, to identify pricing formulas that allow the Group to partially sterilise its risks. All contracts stipulated with customers are communicated on a timely basis to the Risk Management Unit, which updates its evaluations of the A2A Group's risk profile and, in certain circumstances, to propose operating hedges to reduce it.
The Corporate and Market Area Department gets systematically updated on changes in the Group's commodity risk by the Risk Management Unit, which controls the Group's net exposure. This is calculated centrally on the entire portfolio of the Group's assets and contracts and monitors the overall level of economic risk taken on by the industrial and trading portfolios (Profit at Risk - PaR, Value at Risk - VaR, Stop Loss).

a.2) *Commodity derivatives, fair value measurement*

Derivatives of the industrial portfolio that are considered hedges

The hedging of price risk by means of derivatives focuses on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (Sales/Purchases) deriving from various indexing mechanisms for the price of gas and electricity . For this purpose, during the year hedging contracts for commodity purchases were taken out with the main international operators in the sector, so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies), while at the same time maintaining the risk profile within the limits established by the Group's Energy Risk Policy.
As part of its optimisation of the portfolio of greenhouse gas emission allowances (see Directive 2003/87/CE), the A2A Group operates on OTC markets using forward contracts that provide for the physical delivery of emission allowances against payment of the contractual

consideration. These are considered hedging transactions from an accounting point of view in the event of demonstrable surplus quotas.

Derivatives of the industrial portfolio not considered hedges

Again as part of its optimisation of the portfolio of greenhouse gas emission allowances (see Directive 2003/87/CE), the A2A Group operates both on OTC markets for environmental certificates with swaps and forward contracts and on the ICE ECX (European Climate Exchange) with futures. These are not considered hedging transactions from an accounting point of view as they do not refer to demonstrable surplus quotas.

Derivatives of the trading portfolio

As part of its trading activity, the A2A Group has taken out swap contracts in the form of two-way differentials on the price of electricity with delivery in Italy and neighbouring countries, such as France and Germany. The Group has also signed interconnection contracts with the operators in neighbouring countries, which are considered purchases of options. Still talking about the trading activity, futures have been stipulated on the ICE ECX market price of EUA (EU Allowance Unit, representing one tonne of CO_2) and CER (Certified Emission Reductions) environmental certificates, which permit delivery of the allowances at the contract price as well as cash settlement of the differential between the market price and the contract price. The Group has also taken out forward contracts on OTC markets on the price of environmental certificates that provide for the delivery of allowances at the contract price.

a.3) *Energy derivatives, assessment of risks*

PaR (Profit at Risk) is used to assess the impact that fluctuations in the market price of the underlying have on the financial derivatives taken out by the A2A Group that are attributable to the industrial portfolio. This is a tool that gives the positive or negative change in the value of the derivatives portfolio within set probability assumptions as the result of a favourable or unfavourable shift in the market indices.

The PaR is calculated using the Montecarlo Method (at least 10,000 trials) and a 99% confidence level. It simulates scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available. By means of this method, after having obtained a distribution of probability associated with changes in the result of outstanding financial contracts, it is possible

(1) Profit at Risk: a statistical measurement of the maximum potential negative variation in the margin of a portfolio of assets in the event of unfavourable movements in the market, with a certain time horizon and confidence interval.

to extrapolate the maximum loss expected over a given time horizon with a set level of probability. Based on this methodology, the period of time of the current accounting period and in the event of extreme market movements, corresponding to a confidence interval of 99% of probability, the expected maximum loss on financial derivatives outstanding at December 31, 2009 comes to 28.96 million euro (43,77 million euro at December 31, 2008).
The following are the results of the simulation with the related maximum variances:

Millions of euro	12 31 2009		**12 31 2008**	
	Worst case	Best case	**Worst case**	**Best case**
Profit at Risk (PaR) Confidence level 99%	(28.96)	52.91	**(43.77)**	**35.93**

This means that the A2A Group expects, with 99% probability, not to lose more than 28.96 million euro on the fair value of its financial instruments at December 31, 2009 due to commodity price fluctuations.
VaR (2) (Value at Risk) is used to assess the impact that fluctuations in the market price of the underlying have on the financial derivatives taken out by the A2A Group that are attributable to the trading portfolio. This is a tool that gives the negative change in the value of the derivatives portfolio within set probability assumptions as the result of an unfavourable shift in the market indices. The VaR is calculated using the RiskMetrics method with a holding period of 1 day and a confidence level of 99%. Alternative methods, such as stress test analysis, are used for contracts where it is not possible to perform a daily estimate of the VaR.
Under this method, in the case of extreme market movements, corresponding to a confidence interval of 99% probability and a holding period of 1 day, the maximum estimated loss on the derivatives in question at 31 December 2009 was 6.45 million euro (trading was segregated in 2009, so it is impossible to give a comparative figure).



a.4) *Fair value hierarchy*

IFRS 7 requires financial instruments measured at fair value to be classified in the same way that the fair value was calculated.
In particular, IFRS 7 lays down three levels of fair value:

- level 1: the fair value of the financial instrument is based on a price quoted on an active market. Instruments quoted on active markets, both official and OTC, fall into this category.

(2) Value at Risk: a statistical measurement of the maximum potential negative variation in the margin of a portfolio of assets in the event of unfavourable movements in the market, with a certain time horizon and confidence interval.

- level 2: the fair value of the financial instrument is based on valuation techniques that make reference to observable market parameters. This category includes those instruments that are valued on the basis of forward curves provided by the principal international financial brokers operating on the energy commodity market, as well as those instruments that are valued on the basis of the statistical relationship between the instrument and the one quoted on active markets which shows a high level of correlation, i.e. over 95% (use of a proxy and of hedge ratios). The values obtained in this way are compared with the main market operators.
- level 3: the far value of the financial instrument is based on valuation techniques that make reference to parameters that are not observable on the market. The instruments that are valued on the basis of internal estimates form part of this category. At present, the financial statements include two instruments that are valued with proprietary methods, based on sector best practice. Their value is not significant. They are financial derivatives relating to the Italian power exchange and to interconnection contracts. Given that the Italian power futures exchange (IDEX) was opened recently and is therefore still not particularly liquid, while the interconnection market is inactive for most of the year, the fair value of these instruments was measured on the basis of internal estimates using models able to simulate their respective forward curves. The values obtained in this way are compared with the main market operators.

b. Market risk and interest rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk is on the cash flow; whereas if it is fixed rate, the interest risk is on the fair value.

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

At December 31, 2009 the A2A Group's structure of loans from Banks and other providers of finance is the following:

Millions of euro	December 31, 2009			**December 31, 2008**		
	Without derivatives	With derivatives	% with derivatives	**Without derivatives**	**With derivatives**	**% with derivatives**
At fixed rate	2,301	2,815	60%	1,310	2,209	61%
At floating rate	2,393	1,878	40%	2,335	1,436	39%
	4,694	**4,694**		**3,645**	**3,645**	

Derivatives refer to the following loans:

Loan	Derivatives	Accounting
A2A loan with BEI, expiry 2023, residual balance at December 31, 2009, amounting to 200 million euro, at floating rate.	Collar expiring in November 2023; at December 31, 2009 the fair value is negative for 3.9 million euro	The loan is valued at amortised cost. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Bond loan A2A with a nominal value of 1000 million euro, expiry 2016 with a fixed coupon of 4.5%.	IRS on the entire notional amount with a duration equal to that of the loan; at December 31, 2009 the fair value is positive for 3.9 million euro.	*Fair value hedge* The valuation based on the fair value hedge of the bond loan will be equal to the book value of the financial liability (as foreseen by IAS and the doctrine mentioned previously), which includes the financial expenses and a portion of the accrual relating to the premium and issue costs. To this value will be added the accumulated changes in the fair value of the risk being hedged, i.e. the interest flow differentials, which will be booked to the income statement. For consistency of accounting treatment, the derivative contract hedging the interest flows will be booked to the financial statements at fair value, with the contra-entry to profit and loss.
	Collar on half of the notional with the same duration as the loan; at December 31, 2009 the fair value is negative for 2.9 million euro.	The collar is valued at fair value with changes booked to the statement of comprehensive income.
A2A bond loan with a nominal value of 500 million euro, maturity 2013 with a fixed coupon of 4.875%.	Collar with double cap and the same duration as the loan; at December 31, 2009 the fair value is positive for 19.7 million euro.	The fair value option has been applied to the loan. The collar is valued at fair value with changes booked to the income statement.
A2A loan from BEI, maturity 2014-2016, residual balance at December 31, 2009 of 76.8 million euro, floating rate.	Collar with duration to June 2012; at December 31, 2009 the fair value is negative for 3.8 million euro.	The loan is valued at amortised cost. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
A2A revolving lines, 600 million euro, at floating rate.	Collar with duration to July 2012; at December 31, 2009 the fair value of the hedge is negative for 15.1 million euro.	The loan is valued at amortised cost. The collar is valued at fair value with changes booked to the income statement.
A2A Reti Elettriche loan from Cassa Depositi e Prestiti, maturity 2013, residual balance at December 31, 2009 148.2 million euro, floating rate.	Collar with double cap with the same duration as the loan and a residual balance of 111.2 million euro; at December 31, 2009 the fair value is negative for 1.3 million euro.	The loan is valued at amortised cost. The collar is valued at fair value with changes booked to the income statement.
AMSA loan from Mediocredito, maturity 2012, residual balance at December 31, 2009 of 16.6 million euro, at floating rate.	Swap at fixed rate with the same duration as the loan; at December 31, 2009 the fair value of the hedge is negative for 0.6 million euro.	The loan is valued at amortised cost. The swap is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Ecolombardia-4 leasing with Locat, maturity 2013, residual balance at December 31, 2009 of 9.3 million euro, at floating rate.	Swap at fixed rate with the same duration as the lease contract; at December 31, 2009 the fair value of the hedge is negative for 0.2 million euro.	The lease is accounted for as a finance lease. The swap is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Ecoenergia loan from MPS, repaid in advance in the second half of 2007, original amount of 21 million euro	Swap at fixed rate with the same duration as the loan contract, March 31, 2011; at December 31, 2009 the fair value of the hedge is negative for 0.1 million euro.	The swap is measured at fair value with changes booked to the income statement.

A structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%

The following are the results of the simulation with the related maximum variances: (worst case and best case scenarios) for the year 2010 and the comparison with 2009:

Millions of euro	**Anno 2010 (base case: - 135.0)**		**Anno 2009 (base case: - 117.4)**	
	Worst case	**Best case**	**Worst case**	**Best case**
Change in expected cash flows (including hedge flows) Confidence level of 97.5%	**(2.8)**	**2.5**	**(11.8)**	**8.6**

A sensitivity analysis is also shown for potential changes in the fair value of the derivatives (excluding the cross currency swap) on shifting the forward rate curve by +/-50 bps:

(in millions of euro)	**12 31 2009 (base case:-4.5)**		**12 31 2008 (base case: +19.6)**	
	-50 bps	**+50 bps**	**-50 bps**	**+50 bps**
Change in fair value of derivatives	**12.2**	**(13.9)**	**(4.5)**	**1.3**
(of which cash flow hedges)	**(5.8)**	**5.6**	**(1.4)**	**1.3**
(of which cash flow hedges)	**21.1**	**(21.3)**	**-**	**-**

c. Exchange rate risk not related to commodities

As regards the exchange rate risk on purchases and sales other than those of commodities, A2A does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

The only case of hedging exchange rate risk that was not related to commodities is the fixed-rate bullet bond of 14 billion yen with maturity 2036 issued by ASM S.p.A. in 2006.

A cross currency swap contract was stipulated for the entire duration of this loan, which transform the principal and interest payments from yen into euro. This derivative is accounted for as a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.

At December 31, 2009 the fair value of the hedge is positive for 13.0 million euro. This fair value would improve by 15.2 million euro in the event of a 10% decline in the euro/yen exchange rate (appreciation of the yen) and would get worse by 12 million euro in the event of a 10% rise in the euro/yen exchange rate (devaluation of the yen 10%.

d. Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at the balance sheet date almost 1.800 billion euro of committed lines of credit that expire between 2011 and 2012. These lines are mainly to cover temporary liquidity requirements.

The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates.

Loans are generally included on the basis of their contractual maturity when they will be repaid, whereas revocable loans have been considered redeemable at sight.

2009 - *Millions of euro*	**1-3 Months**	**4-12 Months**	**Beyond 12 months**
Bonds	3	74	2,676
Payables and other financial liabilities	298	295	2,240
Total financial flows	**301**	**369**	**4,916**
Trade payables	332	40	3
Total trade payables	**332**	**40**	**3**

2008 - *Millions of euro*	**1-3 Months**	**4-12 Months**	**Beyond 12 months**
Bonds	3	44	1,433
Payables and other financial liabilities	175	334	2,393
Total financial flows	**178**	**378**	**3,826**
Trade payables	263	21	6
Total trade payables	**263**	**21**	**6**

e. Credit risk

The Group's exposure to credit risk is principally linked to its commercial activity. In order to control this risk, which is handled by the Credit Management function located centrally as part of the Administration Department, a credit policy has been implemented by head office to regulate the assessment of customers' credit standing, monitor expected collection flows, issue suitable reminders, grant extended credit terms if necessary, possibly backed by adequate guarantees, and take suitable recovery measures.

Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.

The credit terms granted to most customers vary according to local regulations and market practice. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D. Lgs. 231/2002).

Trade receivables are shown in the balance sheet net of any write-downs; it is therefore felt that the amount shown is a reasonable reflection of the fair value of the receivables portfolio. The situation can be understood better with the help of the following analysis of gross trade receivables and the related provision for receivables write-downs.



Millions of euro	12 31 2009	**12 31 2008**
Trade receivables from third parties (gross)	1,873	1,754
Provision for receivables write-downs (-)	(103)	(55)
Trade receivables	1,770	**1,699**
Of which:		
Receivables past due for 9-12 months	51	**36**
Receivables past due for more than 12 months	132	**97**

f. Equity risk

At December 31, 2009 A2A S.p.A. is not exposed to equity risk.
Note that, at December 31, 2009, A2A S.p.A. holds 26,917,609 treasury shares, which is 0.859% of the share capital made up of 3,132,905,277 shares. As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

g. Default and covenant risk

The following are all of the figures for the A2A Group relating to bank borrowings and amounts due to other providers of finance, excluding financial payables relating to derivatives:

Millions of euro	Book balance 12 31 2009	Portions maturing within 12 months	Portions maturing beyond 12 months	Portion maturing in				
				12 31 2011	12 31 2012	12 31 2013	12 31 2014	Beyond
Bonds	2,125	-	2,125	-	-	531	498	1,096
Due to other providers of finance	149	43	106	42	43	21	-	-
Finance lease payables	39	11	28	12	8	4	2	2
Financial payables to related parties	1	1	-	-	-	-	-	-
Financial payables to subsidiaries held for sale	2	2	-	-	-	-	-	-
Bank loans	2,378	485	1,893	255	536	722	63	317
TOTAL	4,694	542	4,152	309	587	1,278	563	1,415

In October 2003 and May 2004, A2A S.p.A. issued two bond loans of nominal value 500 million euro each with a 10-year maturity. During 2009, it also issued a bond loan of 1 billion euro with maturity November 2016.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. The Company discloses these covenants each year in the annual report.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), in the EIB loan originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and related cross currency swap with CSA ("put right" with a rating of less than BBB-).

The A2A Group has stipulated with various financial institutions a number of committed lines of credit for a total of 3,185 million euro (of which 2,970 million euro stipulated by A2A S.p.A.), which are not subject to any covenant nor do they have to maintain a certain level of rating. As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (pari passu).

In addition, the loan to the subsidiary Abruzzoenergia S.p.A. is backed by a secured guarantee (mortgage) for a maximum of 264 million euro.
As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39 can be split into transactions to hedge future cash flows (cash flow hedges) and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross operating income when realised, whereas the prospective value is shown in equity.
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
   a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policies, the accrued result and prospective value are included in gross operating income;
   b. Trading transactions: for all trading transactions, the accrued result and prospective value are included in gross operating income.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts in accordance with IAS 39. The heading Electricity in the tables that follow includes the contracts that hedge the cost of generation and sale of electricity stipulated with banking counterparties, which have a notional expressed in MWh, and two-way differential contracts to hedge the purchase and sale price on the IPEX stipulated with qualified market operators.
The use of financial derivatives is governed by a coordinated set of procedures (Energy Risk Policy, Deal Life Cycle) which are based on sector best practice and designed to limit the risk of the Group being exposed to commodity price fluctuations, based on a cash flow hedging strategy.
The derivatives used at December 31, 2009 are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that have a forward pricing structure. Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Instruments outstanding at December 31, 2009

A) On interest and exchange rates



Millions of euro	Notional value maturity within 1 year (*)		Notional value maturity in 2 to 5 years (*)		Notion al value with maturity beyond 5 years	Balance sheet amount (**)	Effect over time on the statement of compre-hensive income at 12 31 2009 (***)
	To be received	To be paid	To be received	To be paid			
Interest rate risk management							
– cash flow hedges as per IAS 39	–	24	–	67	172	(9)	–
– not considered hedges as per IAS 39	–	34	–	1,181	1,000	5	5
Total derivatives on interest rates	**–**	**58**	**–**	**1,248**	**1,172**	**(4)**	**5**
Exchange rate risk management							
– considered hedges as per IAS 39							
On commercial transactions	–	–	–	–	–	–	–
On financial transactions	–	–	–	–	98	13	–
– not considered hedges as per IAS 39							
On commercial transactions	–	–	–	–	–	–	–
On financial transactions	–	–	–	–	–	–	–
Total exchange rate derivatives	**–**	**–**	**–**	**–**	**98**	**13**	**–**

(*) This represents the sum of the notional value of the elementary contracts that derive from any dismantling of complex contracts.
(**) This represents the net receivable (+) or payable (-) shown in the balance sheet after measuring the derivatives at fair value.
(***) This represents the adjustment of derivatives to fair value booked over time to the income statement from stipulation of the contract to the present day.

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

Energy product price risk management	Unit of measurement of the notional value	Notional value maturity within 1 year	Notional value maturity within two years	Notional value maturity within five years	Balance sheet value (*) millions of euro	Effect over time on the statement of comprehensive income at 12 31 2009 (**) millions of euro
A. Cash flow hedges as per IAS 39, including:					**4.6**	
- Electricity	TWh	0.2	-	-	0.5	-
- Oil	bbl	-	-	-	-	-
- Fuel oil	Tons	30,000	-	-	(0.1)	-
- Natural gas	Millions of cubic metres	367	-	-	3.0	-
- Exchange rate	Millions of dollars	-	-	-	-	-
- CO2 emission allowances	Tons	975,000	-	-	1.2	-
B. Considered fair value hedges as per IAS 39		**-**	**-**	**-**	**-**	**-**
C. Not considered hedges as per IAS 39, including:					**11.4**	**(10.8)**
C.1 Margin hedges					**4.0**	**(0.8)**
- Electricity	TWh	-	-	-	-	-
- Oil	bbl	-	-	-	-	-
- Fuel oil	Tons	-	-	-	-	-
- Natural gas	Millions of cubic metres	-	-	-	-	-
- CO2 emission allowances	Tons	1,884,000	1,395,000	1,145,000	4.0	(0.8)
- Exchange rate	Millions of dollars	-	-	-	-	-
C.2 Trading transactions					**7.4**	**(10.0)**
- Electricity Italy	TWh	2.6	-	-	0.2	(8.9)
- Electricity Abroad	TWh	11.3	0.5	0.2	8.1	(0.3)
- CO2 emission allowances	Tons	312,000	190,000	190,000	(0.9)	(0.8)

(*) This represents the net receivable (+) or payable (-) shown in the balance sheet after measuring the derivatives at fair value.

(**) This represents the adjustment of derivatives to fair value booked over time to the income statement from stipulation of the contract to the present day.



Balance sheet and income statement effects of activity in derivatives at December 31, 2009

The following table shows the balance sheet figures for the management of derivatives at December 31, 2009.

Effects on the balance sheet

Millions of euro	Note	
ASSETS		
Non-current assets		**34**
Other non-current assets - Derivatives	5	34
Current assets		**17**
Other current assets - Derivatives	8	17
TOTAL ASSETS		**51**
LIABILITIES		
Non-current liabilities		**25**
Other non-current liabilities - Derivatives	22	25
Current liabilities		**1**
Trade payables and other current liabilities - Derivatives	23	1
TOTAL LIABILITIES		**26**

Effects on the income statement

The following table includes an analysis of the economic results at December 31, 2009 relating to the management of derivatives.

Millions of euro	Notes	Realised during the year	Change in fair value during year	Amounts booked to the statement of comprehensive income
REVENUES				
Revenues from the sale of goods	28			
Energy product price risk management and commodity exchange risk management				
- considered hedges as per IAS 39		(15)	-	(15)
- not considered hedges as per IAS 39		45	-	45
Total revenues from the sale of goods		**30**	**-**	**30**
OPERATING EXPENSES	29			
Costs for raw materials, finished products and services				
Energy product price risk management and commodity exchange risk management				
- considered hedges as per IAS 39		(43)	-	(43)
- not considered hedges as per IAS 39		(4)	(11)	(15)
Total expenses for raw materials and services		**(47)**	**(11)**	**(58)**
Total booked to gross operating income		**(17)**	**(11)**	**(28)**
FINANCIAL BALANCE	34			
Financial income				
Interest rate risk management and equity risk management				
Gains on derivatives				
- considered hedges as per IAS 39		-	-	-
- not considered hedges as per IAS 39		-	-	-
Total		**-**	**-**	**-**
Total financial income		**-**	**-**	**-**
Financial expenses				
Interest rate risk management and equity risk management				
Charges on derivatives				
- considered hedges as per IAS 39		(2)	-	(2)
- not considered hedges as per IAS 39 (*)		11	(44)	(33)
Total		**9**	**(44)**	**(35)**
Total financial expenses		**9**	**(44)**	**(35)**
TOTAL BOOKED TO FINANCIAL BALANCE		**9**	**(44)**	**(35)**

(*) This includes the fair value of the bond loan of A2A S.p.A.



Classes of financial instruments

To complete the analyses required by IFRS 7, the following table shows the various types of financial instruments that are present in the various balance sheet items, with an indication of the accounting policies used and, in the case of financial instruments measured at fair value, an indication of where changes are posted (through profit & loss or in equity).
The last column of the table shows the fair value of the instrument at December 31, 2009, where applicable.

Millions of euro

Accounting policies used to measure financial instruments in the financial statements

	Notes	Financial instruments measured at fair value with changes booked to:			Financial instruments valued at amortised cost	Share-holdings/ securities convertible into unlisted shares valued at cost	Balance sheet value 12 31 2009	*Fair value at* 12 31 2009 (*)
		Income statement	Equity					
		(1)	(2)	(3)	(4)	(5)		
ASSETS								
Other non-current financial assets								
Shareholdings/Securities convertible into shares available for sale, including:								
- unlisted		-	-	13	-	26	39	n.a.
- listed		-	-	-	-	-	-	-
Financial assets held to maturity		-	-	-	-	-	-	-
Other non-current financial assets		-	-	-	2	-	2	2
Total other non-current financial assets	3	-	-	-	-	-	41	-
Other non-current assets	5	21	13	-	11	-	45	45
Trade receivables	7	-	-	-	1,770	-	1,770	1,770
Other current assets	8	12	5	-	351	-	368	368
Current financial assets	9	-	-	-	6	-	6	6
Cash and cash equivalents	11	-	-	-	25	-	25	25
Assets available for sale	12	-	-	406	-	-	406	406
LIABILITIES								
Financial liabilities								
Non-current bonds	18	1,529	-	-	596	-	2,125	2,125
Other non-current and current financial liabilities	18 & 24	-	-	-	2,569	-	2,569	2,569
Other non-current liabilities	22	16	9	-	162	-	187	187
Trade payables	23	-	-	-	1,074	-	1,074	1,074
Other current liabilities	23	1	-	-	444	-	445	445

(*) The fair value has not been calculated for receivables and payables not related to derivative contracts and loans as the corresponding book value comes close to it.
(1) Financial assets and liabilities at fair value through profit and loss are measured at fair value with any changes being booked to the income statement.
(2) Hedging derivatives (Cash Flow Hedge).
(3) Financial assets available for sale measured at fair value with gains/losses booked to equity.
(4) Loans & receivables and financial liabilities valued at amortised cost.
(5) Financial assets available for sale made up of unlisted shareholdings the fair value of which is not reliably measurable are carried at cost, written down for losses, if necessary.

Fair value hierarchy

Millions of euro	Notes	Level 1	Level 2	Level 3	Total
Assets available for sale measured at fair value	3	-	13	-	13
Other non-current assets	5	-	-	34	34
Other current assets	8	8	8	1	17
Shareholdings measured at fair value with contra-entry to equity	12	406	-	-	406
TOTAL ASSETS		**414**	**21**	**35**	470
Non-current financial liabilities	18	531	999	-	1,530
Other non-current liabilities	22	-	-	25	25
Other current liabilities	23	-	-	1	1
TOTAL LIABILITIES		**531**	**999**	**26**	1,556

6) Concessions

The following table shows the main concessions obtained by the A2A Group:

	Number
Hydroelectric concessions	21
District heating concessions	22
Electricity distribution concessions	48
Gas distribution concessions	212
Solid urban waste concessions ("SUW") (*)	81
Water service management concessions (**)	148
Urban illumination and traffic lights management agreements	13

(*) Agreements can relate to the disposal and treatment of SUW, the construction and running of landfills, landfill management and safety or waste valorisation.
(**) Concessions may concern the sale and distribution of drinking water or water purification and sewage services.

7) Update of the main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published decision 2003/193/EC declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of Decree 331/1993, converted into Law 427/93) and the advantages deriving from loans (pursuant to art. 9-bis of Decree 318/1986, converted into Law 488/96) granted to publicly-owned companies formed under Law 142/90 were incompatible with EC law, since they were deemed to represent State aid which is banned by art. 87.1 of the EC Treaty.

The Commission did not consider the tax exemption on business contributions under art. 3.69 of Law 549/95 to be State aid.

This decision was notified on June 7, 2002 to the Italian State, which appealed against it to the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the expansion of that court's functions by the Treaty of Nice.

In July 2002, the Commission communicated the decision to the companies concerned, which appealed against it to the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Further appeals against this decision have also been filed by other public-sector commercial companies and by Confservizi.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission and while continuing to pursue action to overturn the decision, the Italian State has therefore activated a recovery procedure. This process has involved preparation of a survey questionnaire to identify the public-sector commercial companies that have benefited from the above tax exemption, and from loans granted by Cassa Depositi e Prestiti in the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).

Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, case C – 207/05), Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007) made further amendments to the existing recovery procedures.

In this connection, new instructions were issued for the implementation of European Commission Decision 2003/193/EC, with a view to the recovery of aid equivalent to the unpaid taxes and related interest resulting from application of the tax exemption regime envisaged in art. 3.70 of Law 549 dated December 28, 1995, and art. 66.14 of Decree no. 331 of August 30, 1993, a converted with amendments into Law no. 427 of October 29, 1993.

In the first half of 2007, the Tax Authorities sent notices to AEM S.p.A. and ASM S.p.A. - pursuant to Decree no. 10/2007 - in the form of a "communication-injunction" concerning the alleged State aid enjoyed during the moratorium period.

On April 30, 2009, as explained in greater detail below, the Tax Office notified five further assessments in connection with the position of the former AEM S.p.A. and the former ASM S.p.A. pursuant to art. 27, Decree no. 185 of November 29, 2008, as converted with amendments into Law no. 2 of January 28, 2009, for around 64 million euro, including interest.

Decree no. 135 of September 25, 2009 (art. 19) introduced new instructions regarding recovery of the aid mentioned, essentially involving (i) the possible notification of further repayment assessments, (ii) the non-recoverability of any realised capital gains. As a result, on October 2, 2009, the company received six further assessments from the competent offices for the recovery of amounts additional to those already claimed totalling about 220 million euro.
On this basis, the Italian Tax Authorities activated the recovery procedure by means of a fiscal-type assessment without offering any chance to defer or suspend payment.

The guidelines for recovery can be found in the Agenda of the Chamber of Deputies no. 9/01972/071, which was approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".

In exercising the powers granted, the Tax Authorities should have identified, in the specific circumstances, the actual enjoyment of illegitimate state aid that has not already been reimbursed.

Given that the lawsuits involving the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are the subject of separate proceedings at the Court of First Instance of the European Community and have different positioning in relation to the "communication-injunction" and other assessments, the two situations are explained separately for the sake of clarity.

Former AEM S.p.A. (now A2A S.p.A.)

In the action promoted by AEM S.p.A., on January 6, 2003, the Commission filed an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005. On March 15, 2006, AEM filed a brief in relation to the judgement pending before the Court of First Instance. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned.
On March 6, 2008, AEM communicated to the Court that it would welcome a move to combine the various lawsuits and, apparently, the other appellants also responded in the same way. The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by AEM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. AEM impugned this sentence on a timely basis before the European Court of Justice.

With reference to art. 27 of Law 62 of April 18, 2005, AEM S.p.A. has carefully complied with the obligations placed on the former municipal utilities that are contained in the recovery regulations and related enabling instructions.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62. The visit was merely to ascertain and finalise the amount of any taxes that were to be reimbursed. AEM S.p.A. gave the inspectors an ample statement on how the tax returns were compiled. Even if all possible forms of legal protection failed, it was deemed reasonable to assume that the Italian government's recovery actions would have involved revoking the benefits granted in different ways, depending on the public service sectors concerned. In particular, it was assumed that such action would have taken account of the actual degree of competition during the period of the measures being contested and, therefore, of the extent to which it may have been distorted.

In this regard, AEM's appeal explained that, during the 1996-1999 period examined by the Commission, the Company operated in sectors such as electricity and gas that were not opened up to competition, and in which AEM S.p.A. did not take part in any tenders for provision of the related services (an observation that has subsequently been repeated to the Court of Justice).

In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thought it possible, but not probable, that it risked having to hand back all of the aid received if the result of the entire appeal procedure turned out to be negative: consequently, no provisions were made for this matter in any of the financial statements approved up to December 31, 2006. This decision took account of objective uncertainties that make it impossible to obtain a sufficiently reasonable estimate of the charges that would be borne by AEM S.p.A. as a consequence of the above Decision.
Lastly, the majority of the profits distributed by AEM S.p.A. during the tax moratorium period were paid to the Municipality of Milan, which is part of the Public Administration. AEM S.p.A. did not receive any assisted loans from Cassa Depositi e Prestiti under the laws mentioned during the period considered by the Commission.

On March 30, 2007, the Milan I Tax Office notified four assessments, or "communication-injunctions" under Decree no. 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.

The amounts requested in these assessments, totalling 4.8 million euro inclusive of interest, were based on the Company's declaration made July 2005, except for the disallowance of the effect of applying the so-called "tombstone" tax amnesty under Law no. 289/2002.

Pursuant to Decree 10/2007, the amounts established but not paid over are subject to forcible collection via inclusion on the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the event of appeal.
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.
As a result of the above, the amounts paid were included in the 2007 accounts under "Financial expenses" and "Other non-operating expenses".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments have been reproposed before the Court of Justice. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company should be reimbursed since the concept of aid recovery would not be valid. To protect its interests, the Company decided to appeal against these communication-injunctions to the competent tax jurisdiction. The Provincial Tax Commission of Milan - Section 21 rejected these appeals in ruling no. 8 of

January 25, 2008 and the sentence that establishes the amount of the recoverable aid is now definitive.

On April 30, 2009, the Tax Authorities notified three assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid that conflicts with EC regulations and the earlier decision of the European Commission. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners, where the case is still pending.
Based on current law, the amount requested, namely a total of 23 million euro, had to be paid within thirty days of notification of the provision, so A2A S.p.A. made the payment on May 8, 2009.

On June 11, 2009, the European Court of First Instance issued its sentence on the lawsuit no. T-301/02 brought by the former AEM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified four assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former AEM that conflicts with EC regulations.
Having paid a total of 184 million euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.

Former ASM S.p.A. (from January 1, 2008 absorbed by A2A S.p.A.)

As regards ASM's position, the company has also impugned the decision before the Court of First Instance in Luxembourg with an appeal filed on its own account on January 2, 2003 and "ad adiuvandum" in support of AEM S.p.A. and AMGA S.p.A.
ASM felt that the European Commission's decision 2003/293/CE of July 5, 2002 could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.
On January 6, 2003 the Commission filed an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the

opinions of the parties concerned. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.
The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by ASM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. An appeal against this ruling has been filed with the European Court of Justice.

The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.

BAS Bergamo, which was absorbed with effect from May 18, 2005, and ASVT had negative taxable income during the years in which the moratorium applied, so it is probable that no tax will be due.

In April 2007, ASM received a communication-injunction under art. 1 of Decree 10/2007 from the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.
On May 23, the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction to pay. In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice.
In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
While waiting for the question to be decided, the Shareholders' Meeting of ASM has resolved not to consider distributable an amount of 13 million euro representing a portion of the free reserves formed during the period of the "tax moratorium".

On April 30, 2009, the Tax Authorities notified two assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid to the former ASM that conflicts with

EC regulations. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners.
Under current regulations, the amount requested, 41.6 million euro, had to be paid within thirty days of the provision being notified, so A2A paid on May 8, 2009.

On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-180/03 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified two assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former ASM that conflicts with EC regulations.
Having paid a total of 35,8 million euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.



* * *

The total amount of the assessments issued by the Tax Office on April 30, 2009, for recoveries from the former AEM S.p.A. and the former ASM S.p.A., is around 64 million euro, including interest of about 24 million euro.

The total amount of the assessments issued by the Tax Office on October 2, 2009, for recoveries from the former AEM S.p.A. and the former ASM S.p.A., is around 220 million euro, including interest of about 94 million euro.

At December 31, 2009, the total interest charge of 118 million euro has been booked to income statement caption 34) "Financial management", while the amount of about 166 million euro relating to the recovery of taxes for the years 1996-1999 has been booked to income statement caption 36) "Other non-operating expenses".

The accounting treatment explained in the notes does not in any way prejudice any future steps to recover the amounts paid.

ACEA S.p.A / AEM (now A2A S.p.A.)

Via a writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) on November 8, 2000 for public-entity

participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower".
Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia Bis S.p.A. In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that, for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, comprising among others AEM and Edison and, after merger with Edipower, became known as "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. Again according to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding held by AEM and EDF, partly via their joint control of Edison, in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF, partly via Edison, had exceeded the 30% limit for holdings in GenCos which gave them an illicit competitive advantage over ACEA which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participation in the share capital of another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition

in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.
In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.
To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.
In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000. This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a totally separate legal entity from AEM.
AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, its effects and provisions are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims by third parties against AEM regarding the provisions of the decree.
AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations.
Furthermore, this deed does not constitute an illicit act again the competition rules because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms

of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

With regard to the alleged damages suffered by ACEA, for which compensation is claimed, it turns out that the purported damage to the plaintiff's equity cannot be attributed to AEM even in the abstract, since in substance the complaint is that it cannot have a higher stake in the GenCos - for which AEM has no responsibility. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit. These requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed since the date of disposal of the GenCo, being the period for which the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the time period envisaged in art. 163 bis of the Code of Civil Procedure to permit an adequate response, by adjourning the first hearing. At the first hearing on May 24, 2, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to file their statements in accordance with art. 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6, 2008. Note that the hearing was first adjourned by the Honorary Judge to March 19, 2009 and then to January 21, 2010, given that no Judge had yet been allocated to the case.

The parties have now reached a settlement whereby ACEA gives up its legal action about EDF versus only A2A, limited to ACEA's part of the responsibility, continuing in its claims against EDF and the other parties being sued, other than A2A, for the entire amount requested in court, repaying A2A for the legal expenses incurred, by waiving execution of an injunction for around € 220,000.00 obtained by ACEA in a separate lawsuit.

Consul Latina c/BAS

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina.

Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee due to Consul Latina, which sued for payment in 1998. The lawsuit is still in underway with various procedural objections, some recent, such as the fact that all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney; a problem that has been resolved subsequently.

In the appeal ref. EXP 82218, Sentence 3697/3000 dated May 9, 2008, Consul Latina requested that the proceedings be declared void given that the lawyers had no powers and claiming damages due to a delay in the filing of documents by BAS in 2008; the court refused all these claims, recognising that ASM took over from BAS. The judge also refused the appeal ref. EXP 90779, Sentence 5317534 dated May 20, 2005, in which Consul Latina claimed that Avv. De Florio had no powers of representation at the hearing held in August 2005 due to the absorption of BAS by ASM.



On November 10, 2008, attempted to file a new claim against BAS, EXP 095148, requesting information about Enerfin S.r.l. in liquidation, designed to find out if ASM was still a shareholder and, if not, the selling price obtained. Apparently, the way in which Consul Latina notified this request was considered inadequate by the Court.

We have been informed by the lawyer, Mr De Florio, that, according to Consul Latina, the amount payable on May 10, 2007 was $1,872,000, calculated on a principal of $720,000 plus interest of 1% from April 1999.

As of that date, a possible offer by ASM to settle the dispute for $400,000 was not considered acceptable.

In a more recent communication (November 18, 2008), the lawyer reiterated that the coefficient to be applied to the value of the principal to understand the sum due by BAS in the event of losing the lawsuit was 27.22%. He also confirmed that, over the last two years, the interest rate applicable to commercial settlements had remained the same at 1.55%.

In May 2009, the lawyers filed new documents but without outcome.

On November 16, 2009, the judge condemned A2A to pay a fine of 300 pesos per day from May 6, 2009 for not having provided the information required about the sale on that date; the lawyers appealed immediately and for this reason no fine has yet been paid.

In the lawyers' opinion, the sentence will be quashed; if this does not happen, the fine accruing up to February 2010, the date of the last deed deposited as part of the appeal, came to $22,265.

In February 2010, A2A renewed the mandate of the Garrido Law Office to find a way of settling the original lawsuit brought by Consult Latina and take the necessary steps to revoke the pledge filed by Consul Latina on HISA's subsidiaries.

ENEL/A2A Reti Elettriche (formerly AEM Elettricità - a subsidiary of A2A S.p.A.)

Via a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. (now A2A Reti Elettriche) of the power distribution business in the municipalities of Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. AEM Elettricità in turn filed a claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business, as imposed by the law.
In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered".
The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end established a figure of about 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.

By a sentence filed on June 9, 2008, the Milan Court set a new price for the business based on the indications of the expert witness (Lire 990,856,000,000) and rejected the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and that carried out by the Board of Experts was such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, leading to a very different result from that reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriate nature" of certain parameters used by the Board of Experts.
Considering the price established by the Board of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.
There are various objections that can be made to this sentence.
To start with, we do not agree that the price established by the Board of Experts was affected by errors, or that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the

delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did - while at the same time asking for a fairness review of the price set by the Board of Experts. A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the statement of the conclusions is expected on April 5, 2011. Subsequently, with writ served on May 28, 2009, Enel has sued A2A, based on this sentence by the Milan Court (which was not a sentence of condemnation), asking that A2A should be condemned to pay Euro 88,244,342.00, as well as interest at the legal rate and monetary revaluation from October 31, 2002. At the first hearing of this case on November 24, 2009, the plaintiff waived the injunction and the parties are now waiting for the above appeal to go ahead.
An agreement was negotiated with the counterparty during the year allowing any costs to be paid in instalments. This eliminates the risk of the Company having to pay out a sizeable amount all at the one time.
When preparing the annual report, it was decided, for prudence sake, to maintain the book value of goodwill relating to the business transferred at 88 million euro, booking the contra-entry to a provision for risks and charges of the same amount and ancillary charges of 24 million euro.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 on the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.
By a sentence dated January 14, 2009, deposited on April 2, 2009 the Provincial Tax Commission considered unfounded the assessment regarding the amount due for 2002; as a result, the Tax Authorities ordered a complete rebate of the tax bill of Euro 485,380 that had already been paid by the company.
The tax bill relating to 2003, Euro 635,845, arrived on April 20 and was paid in full by the deadline; an appeal has been filed against the collection charges made.
The tax bills for 2004 and 2005, Euro 968,699, arrived on July 2 and were settled on August 31, after offsetting the tax credit referred to above.
At December 31, 2009, after utilising provisions totalling 1.6 million euro, the residual balance on the provision amounts to around 1.3 million euro.
The appeal relating to 2003 was discussed on October 23 and the sentence in the company's favour was filed on December 29.
The appeal relating to 2001 was discussed on January 25; the appeals relating to 2004 and 2005 were discussed on February 17 and the company is still waiting for the sentence to be issued by the Provincial Tax Commission for both cases.

After using 1,604 thousand euro during the year, the balance on the provision at December 31, 2009 comes to 1,343 thousand euro.

AEEG/ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro. The companies affected by these sanctions paid the amount requested in the first half of 2007, given the compulsory nature of the Authority's decision, but they appealed to the TAR (regional administrative court) against the AEEG's lack of reasons and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).

The State Procurator's Office did not appeal, so the sentence became definitive. The Company has asked for the amounts paid to be reimbursed and declared excessive by the administrative judge.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction. There were no significant updates on this matter during 2009.

A2A/Mr. Buzzi

Mr. Buzzi sued AEM S.p.A. before the Milan Court by a writ served on May 24, 2001.
Mr. Buzzi challenged before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A.

of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed for issue of bonds.
AEM appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.
With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.

Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

Arbitration initiated by Ecovolt for violation of the Quotaholders' Agreement for investment in Ostros Energia S.r.l.

Arbitration initiated by Ecovolt against A2A

On May 25, 2009, the minority quotaholders of Ostros initiated arbitration proceedings under a settlement clause contained in the Investment Agreement signed with ASM on January 30, 2007, with a view to establishing a breach of the agreement by A2A, given that it had failed to finance the development of Ostros and had not complied with the provisions of art. 2.5 of the Agreement.
These matters were first examined by the parties towards the end of 2008, and legal opinions were obtained.
The Board of Arbitration is made up of Prof. N. Irti, Prof. G. Sbisà and Prof. M. Cera. During the first meeting on March 4, convened to make the obligatory attempt at reconciliation, the board took note of the absence of the parties as the conditions did not exist for a settlement and scheduled for April 26, 2010 the hearing to cross-examine the parties, to this end inviting their legal representatives or informed persons with right of attorney. The board also established November 20, 2010 as the deadline to conclude the arbitration proceedings..

Arbitration Ostros Energia s.r.l. vs Wind Baltic s.a.

Arbitration initiated by Baltic Wind International S.A. before the Milan Arbitration Chamber pursuant to the Framework Agreement dated 1.14.2008

Baltic Wind has requested the arbitrators to confirm non-performance by Ostros and rule that it must settle two invoices issued in 2008 as advance payments for investments in companies that were developing the wind-power projects that Ostros had the right to purchase, if the outcome of due diligence was positive and all the conditions described in the contract were satisfied.

The following invoices were presented by Wind but not paid by Ostros:
- inv. 5/2008 dated July 16, 2008 – Ramacca Project – 52.2 MW for Euro 1,252,800;
- inv. 4/2008 dated June 7, 2008 – Brognaturo Project – 42 MW for Euro 504,800.

These invoices were issued pursuant to the Framework Agreement signed on January 14, 2008, covering a period of 5 years and intended to facilitate the development of wind power. This Framework Agreement gave Ostros exclusive rights over the projects developed by Baltic Wind, together with an obligation to purchase the quotas of the Wind group companies that were developing the above projects, but only if all the conditions described in the Framework Agreement were satisfied.
The preliminary identification of the wind power projects favoured by Ostros under the terms of the Framework Agreement gave Baltic Wind the right to obtain advance payments against the purchase of the equity investments concerned, subject to other conditions listed in the Framework Agreement; on this basis, Wind issued the above invoices that were not paid by Ostros.
The Board of Arbitration comprises Prof. Avv. Ugo Carnevali (Chairman), Prof. Avv. Angelo Castagnola (appointed by Wind) and Avv. Salvatore Sanzo (appointed by Ostros). The company is defended by Prof. Dalmotto from the University of Turin.
On September 22 the parties presented their first documentation and the second papers will be presented on October 30; the meeting for an attempt at mediation has been fixed for November 16. In the context of the arbitration process, Ostros has explained its reasons for not paying the above invoices and which require rescission on the basis that the contract is excessively onerous, as envisaged in the Framework Agreement.
The parties are trying to reach a settlement on this matter and have communicated this to the Board of Arbitration, which has suspected its activities for the time being.

Arbitration initiated by Ecovolt before the Brescia Arbitration Chamber pursuant to the Articles of Association against Ostros Energia

Ecovolt disputes the resolution adopted at the Shareholders' Meeting held on April 14, 2009, since it involves conflicts of interest and other defects, including issues related to the financial statements.
The entire Board of Arbitration was appointed by the Brescia Chamber of Commerce and comprises Avv. Prof. Schlesinger, Avv. Prof. Consolo and Avv. Prof. Guizzi. Ostros is defended by Prof. Avv. Dalmotto from the University of Turin.
On September 30 the parties presented their first documentation and the second papers were be presented on October 20; the meeting for an attempt at reconciliation was fixed for November 4.
At this meeting, it was clear that there was no chance of reaching a settlement, so December 5, 2009 was set as a new deadline for submissions; on December 21, 2009, the Board announced that it had postponed the deadline for submissions to April 9, 2010, which is the date for the next hearing.

7) Environmental certificates as contingent assets

At December 31, 2009 the Group has an excess of environmental certificates (Green Certificates, Emission Allowances and White Certificates).


ATTACHMENTS
TO THE
CONSOLIDATED
ANNUAL
REPORT

1 - Statement of changes in property, plant and equipment

Tangible assets *Millions of euro*	Amount at 12 31 2008	Changes during the year		
		Investments	Category changes	
Land	74	8	5	
Buildings	331	134	64	
Plant and machinery	2,615	710	428	
Industrial and commercial equipment	18	5	-	
Other tangible assets	72	12	2	
Landfills	13	1	-	
Assets held under concession (freely transferable)	318	258	1	
Construction in progress and advances	461	187	(500)	
Leasehold improvements	4	5	-	
Leased assets	99	-	-	
Grand total	**4,005**	**1,320**	**-**	

	Changes during the year						Amount at 12 31 2009
	Other changes	Write-downs	Disposals		Depreciation	Total changes for the year	
			Asset value	Accumulated depreciation			
	-	-	-	-	-	13	87
	47	-	-	-	(18)	227	558
	12	-	(46)	35	(214)	925	3,540
	-	-	-	-	(5)	-	18
	2	-	(1)	1	(19)	(3)	69
	2	-	-	-	(5)	(2)	11
	(5)	-	-	-	(68)	186	504
	(16)	-	-	-	-	(329)	132
	-	-	-	-	(1)	4	8
	(47)	-	-	-	(11)	(58)	41
	(5)	**-**	**(47)**	**36**	**(341)**	**963**	**4,968**

2 - Statement of changes in intangible assets

Intangible assets *Millions of euro*	Amount at 12 31 2008	Changes during the year		
		Additions	Category changes	
Industrial patents and intellectual property rights	21	6	6	
Concessions, licences, trademarks and similar rights	20	16	-	
Assets in progress	6	7	(7)	
Other intangible assets	15	30	1	
Goodwill	572	1	-	
Total intangible assets	**634**	**60**	**-**	

	Changes during the year								Amount at 12 31 2009
	Other changes	Reclassifications		Disposals		Write-down	Amortization	Total changes during the year	
		Gross value	Accumulated amortization	Gross value	Accumulated amortization				
	-	(1)	1	-	-	-	(10)	2	23
	-	-	-	-	-	-	(5)	11	31
	-	-	-	-	-	-	-	-	6
	(1)	-	-	-	-	-	(7)	23	38
	24	-	-	-	-	(6)	-	19	591
	23	**(1)**	**1**	**-**	**-**	**(6)**	**(22)**	**55**	**689**


145

3 - List of companies included in the consolidated annual report

Name - *Thousands of euro*	Registered office	Currency	Share capital
Scope of consolidation			
A2A Reti Gas S.p.A.	Brescia	Euro	442,000
A2A Reti Elettriche S.p.A.	Brescia	Euro	520,000
AMSA S.p.A.	Milano	Euro	52,179
ASMEA S.r.l.	Brescia	Euro	22,497
A2A Servizi al Cliente S.r.l.	Milano	Euro	12,405
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460
A2A Calore & Servizi S.r.l.	Brescia	Euro	150,000
Selene S.p.A.	Brescia	Euro	3,000
A2A Servizi alla Distribuzione S.p.A. (formerly Cogas S.p.A.)	Brescia	Euro	120
A2A Energia S.p.A.	Milano	Euro	520
A2A Trading S.r.l.	Milano	Euro	1,000
Partenope Ambiente S.p.A. (formerly Bas International S.r.l.)	Brescia	Euro	120
A2A Produzione S.r.l.	Brescia	Euro	265,457
A2A Logistica S.r.l.	Brescia	Euro	120
Ecodeco S.r.l.	Milano	Euro	7,469
Aspem Energia S.r.l.	Varese	Euro	2,000
Ostros Energia S.r.l.	Brescia	Euro	3,217
A2A Montenegro DOO	Podgorica (Montenegro)	Euro	300
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166
Aprica S.p.A.	Brescia	Euro	204,698
A2A Coriance SAS	Noisy Le Grand (Francia)	Euro	32,562
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126
Abruzzo Energia S.p.A. (1)	San Salvo (Ch)	Euro	130,000
Retragas S.r.l.	Brescia	Euro	34,495
Aspem S.p.A.	Varese	Euro	174
Varese Risorse S.p.A.	Varese	Euro	3,624
Montichiariambiente S.p.A.	Brescia	Euro	1,500
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900
A2A Alfa S.r.l.	Milano	Euro	100
Plurigas S.p.A.	Milano	Euro	800
SEASM S.r.l.	Brescia	Euro	700
Proaris S.r.l.	Milano	Euro	1,875
Delmi S.p.A.	Milano	Euro	1,466,868
Asm Servizi S.p.A. (in liquidation)	Brescia	Euro	500
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1,808

See attachment 5 for the Ecodeco Group's shareholdings in subsidiaries.
See attachment 6 for the Coriance Group's shareholdings in subsidiaries.

(*) These percentages take account of the call and put options that can currently be exercised.
(1) An additional 5.15% interest in the share capital is subject to call and put options which can currently be exercised;
Note that AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing 5 shares of par value € 50 each.

	% Group holding at 12 31 2009 (*)	Percentage held %	Shareholder	Valuation method
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Aspem S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
	99.99%	99.97%	A2A S.p.A.	Line-by-line consolidation
	98.08%	98.08%	A2A S.p.A.	Line-by-line consolidation
	97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
	94.99%	89.84%	A2A S.p.A.	Line-by-line consolidation
	91.60%	91.60%	A2A S.p.A. (87.27%) A2A Reti Gas S.p.A. (4.33%)	Line-by-line consolidation
	90.00%	90.00%	A2A S.p.A.	Line-by-line consolidation
	90.00%	90.00%	Aspem S.p.A.	Line-by-line consolidation
	80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
	74.50%	74.50%	A2A S.p.A.	Line-by-line consolidation
	70.00%	70.00%	A2A Trading S.r.l.	Line-by-line consolidation
	70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

4 - List of shareholdings carried according to equity method



Name	Registered office	Currency	Share capital (*)
Shareholdings carried according to equity method			
Transalpina di Energia S.r.l.	Milano	Euro	3,146,000
PremiumGas S.p.A. (formerly A2A Beta S.r.l.)	Bergamo	Euro	120
Ergosud S.p.A.	Roma	Euro	81,448
Ergon Energia S.r.l. in liquidation	Milano	Euro	600
Metamer S.r.l.	San Salvo (Ch)	Euro	650
Asm Novara S.p.A.	Brescia	Euro	1,000
Bergamo Servizi S.r.l.	Sarnico (Bg)	Euro	10
SET S.p.A.	Toscolano Maderno (Bs)	Euro	104
e-Utile S.p.A.	Milano	Euro	1,000
Azienda Servizi Valtrompia S.p.A.	Gardone VT (Bs)	Euro	6,000
Ge.S.I. S.r.l.	Brescia	Euro	1,000
Centrale Termoelettrica del Mincio S.r.l.	Ponti s/Mincio (Mn)	Euro	11
C'è Gas S.r.l. in liquidation	Cernusco s/Naviglio (Mi)	Euro	10
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	Euro	1,000
Visano Soc. Trattamento Reflui Scarl	Brescia	Euro	25
Alagaz S.p.A.	St. Petersburg (Russia)	USD	24,000
LumEnergia S.p.A.	Lumezzane (Bs)	Euro	300
Coges S.p.A.	Bassano Bresciano (Bs)	Euro	1,100
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420
Zincar S.r.l. in liquidation	Milano	Euro	100
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	Euro	1,194
Metroweb S.p.A.	Milano	Euro	20,180
ACSM-AGAM S.p.A.	Monza	Euro	76,619
Edipower S.p.A.	Milano	Euro	1,441,300
Utilia S.p.A.	Rimini	Euro	900
Futura S.r.l.	Brescia	Euro	2,500
Prealpi Servizi S.r.l.	Varese	Euro	2,250
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.)	Rovereto (Tn)	Euro	219,000
Elektroprivreda Crne Gore AD Nikšić (EPCG - Montenegro)	Nikšić (Montenegro)	Euro	958,666
Rudnik Uglja Ad Plejvlija	Peejvlja (Montenegro)	Euro	21,493
Ecodeco Group consolidation [1]			
Coriance Group consolidation [2]			
Total shareholdings			
Shareholdings held for sale			
Alpiq Holding (formerly Atel Holding)	Olten (CH)	CHF	271,899

(*) Share capitals are expressed in thousands of euro.
(1) See attachment 5 for the Coriance Group's shareholdings in subsidiaries.
(2) See attachment 6 for the Coriance Group's shareholdings in subsidiaries.

	Percentage held %	Shareholder	Book value at 12 31 2009	Valuation method
	50.00%	Delmi S.p.A.	2,046,700	Equity method
	50.00%	A2A Alfa S.r.l.	1,139	Equity method
	50.00%	A2A S.p.A.	63,557	Equity method
	50.00%	A2A S.p.A.	2,545	Equity method
	50.00%	A2A S.p.A.	1,400	Equity method
	50.00%	A2A S.p.A.	285	Equity method
	50.00%	Aprica S.p.A.	119	Equity method
	49.00%	A2A S.p.A.	2,201	Equity method
	49.00%	A2A S.p.A.	2,394	Equity method
	48.86%	A2A S.p.A. (48.48%) A2A Reti Gas S.p.A. (0.38%)	3,376	Equity method
	47.50%	A2A S.p.A.	1,511	Equity method
	45.00%	A2A S.p.A.	8	Equity method
	40.74%	A2A S.p.A.	41	Equity method
	40.00%	A2A S.p.A.	455	Equity method
	40.00%	A2A S.p.A.	10	Equity method
	35.00%	A2A S.p.A.	8	Equity method
	33.33%	ASMEA S.r.l.	979	Equity method
	32.70%	Aprica S.p.A.	589	Equity method
	32.52%	A2A S.p.A.	2,668	Equity method
	27.00%	A2A S.p.A.	58	Equity method
	23.88%	A2A S.p.A.	466	Equity method
	23.53%	A2A S.p.A.	11,229	Equity method
	21.94%	A2A S.p.A.	41,579	Equity method
	20.00%	A2A S.p.A.	416,584	Equity method
	20.00%	A2A Servizi al Cliente S.r.l.	163	Equity method
	20.00%	A2A Calore & Servizi S.r.l.	500	Equity method
	12.47%	Aspem S.p.A.	661	Equity method
	7.90%	A2A S.p.A.	60,537	Equity method
	43.70%	A2A S.p.A.	442,314	Equity method
	39.49%	A2A S.p.A.	19,067	
			1,741	See attachment 5
			1,384	See attachment 6
	5.16%	A2A S.p.A.	406,463	IFRS5



5 - List of shareholdings of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	
Scope of consolidation				
Ecodeco S.r.l.	Milano	Euro	7,469	
Ecodeco Hellas S.A.	Atene	Euro	60	
Ecolombardia 18 S.r.l.	Milano	Euro	658	
Ecolombardia 4 S.p.A.	Milano	Euro	17,727	
Sicura S.r.l.	Milano	Euro	1,040	
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	262	
Vespia S.r.l.	Torino	Euro	10	
A.S.R.A.B. S.p.A.	Biella	Euro	2,582	
Nicosiambiente S.r.l.	Milano	Euro	49	
Ecoair S.r.l.	Milano	Euro	10	
Shareholdings carried according to equity method				
SED S.r.l.	Robassomero (To)	Euro	1,250	
Bergamo Pulita S.r.l.	Bergamo	Euro	10	
Tecnoacque Cusio S.p.A.	Omegna (Vb)	Euro	206	
Bellisolina S.r.l.	Montanaso (Lo)	Euro	52	
Total shareholdings				

(*) Share capitals are expressed in thousands of euro. The share capital of Sistema Ecodeco UK is in sterling.

	% Consolidated Group shareholding at 12 31 2009	Percentage held %	Shareholder	Book value at 12 31 2009	Valuation method
					Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
	91.66%	91.66%	Ecodeco		Line-by-line consolidation
	68.55%	68.55%	Ecodeco		Line-by-line consolidation
	96.80%	96.80%	Ecodeco		Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
	98.90%	98.90%	Ecodeco		Line-by-line consolidation
	69.00%	69.00%	Ecodeco		Line-by-line consolidation
	98.90%	98.90%	Ecodeco		Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
		50.00%	Ecodeco	1,102	Equity method
		50.00%	Ecodeco	367	Equity method
		25.00%	Ecodeco	272	Equity method
		50.00%	Ecodeco	-	Equity method
				1,741	



6 - List of shareholdings of the Coriance Group

Name	Registered office	Currency	Share capital
Scope of consolidation			
CORIANCE	Noisy Le Grand - France	Euro	5,407
A.E.S.	Noisy Le Grand - France	Euro	40
GRESIL3	Noisy Le Grand - France	Euro	n.a.
CALOREM	Noisy Le Grand - France	Euro	40
C.E.S.	Noisy Le Grand - France	Euro	38
MEBOIS	Noisy Le Grand - France	Euro	40
A.B.E.S.	Noisy Le Grand - France	Euro	40
ENERGIE MEAUX	Noisy Le Grand - France	Euro	3,050
M.E.S.	Noisy Le Grand - France	Euro	40
S.T.V.L.B.G.	Noisy Le Grand - France	Euro	150
B.M.E.S.	Noisy Le Grand - France	Euro	40
CHELLES CHALEUR	Noisy Le Grand - France	Euro	369
D.E.S.	Noisy Le Grand - France	Euro	200
ENERIANCE	Noisy Le Grand - France	Euro	150
R.E.S.	Noisy Le Grand - France	Euro	38
S.T.L.D.	Noisy Le Grand - France	Euro	40
SOFREDITH	Noisy Le Grand - France	Euro	229
STSP	Salon De Provence - France	Euro	39
Shareholdings carried according to equity method			
GENNEDITH	Nanterre - France	Euro	85
SESAS	Noisy Le Grand - France	Euro	153
ERIVA	Montereau	Euro	50

	% consolidated Group shareholding at 12 31 2009	Percentage held %	Shareholder	Book value at 12 31 2009	Valuation method
	100.00%	100.00%	A2A Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	99.00%	99.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	51.00%	51.00%	Coriance S.a.s.		Line-by-line consolidation
	51.00%	51.00%	Coriance S.a.s.		Line-by-line consolidation
		26.45%	Coriance S.a.s.	211	Equity method
		50.00%	Coriance S.a.s.	1,090	Equity method
		50.00%	Coriance S.a.s.	83	Equity method



7 - List of financial assets available for sale

Denomination - *The figures in euro are expressed in thousands*	Percentage held %	Shareholder	Book value at 12 31 2009
Financial assets available for sale (AFS)			
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
Immobiliare-Fiera di Brescia S.p.A.	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
Autostrade Centropadane S.p.A.	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other:			
A.C.B. Servizi S.r.l.			
Alesa S.r.l.			
ANCCP S.r.l.			
AQM S.r.l.			
AvioValtellina S.p.A.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Bergamo Energia S.p.A.			
Brescia Mobilità S.p.A.			
Brixia Expo-Fiera di Brescia S.p.A.			
Cavaglià Sud S.r.l. (in liquidation)			
CESI			
CO.GE.R. 2004 S.p.A. (in liquidazione)			
Coge Sante Lille			
Consorzio DIX.IT (in liquidation)			
Consorzio Intellimech			
Consorzio Italiano Compostatori			
Consorzio L.E.A.P.			
Consorzio Milano Sistema (in liquidation)			
Consorzio Polieco			
Cramer Scrl			
Curdem			

Denomination - *The figures in euro are expressed in thousands*	Percentage held %	Shareholder	Book value at 12 31 2009
Emittenti Titoli S.p.A.			
Guglionesi Ambiente S.c.a.r.l.			
Hera S.p.A.			
IIT			
INN.TEC. S.r.l.			
Isfor 2000 S.c.p.a.			
Old River Ranch S.c.a.r.l. (in liquidation)			
Presidio Ambiente S.r.l. (in liquidation)			
S.I.T. S.p.A.			
SEL			
SOGATHERM			
Soc.di Progetto Brebemi S.p.A.			
VLBGE			
Stradivaria S.p.A.			
Tirreno Ambiente S.p.A.			
Via Confort			
Total other financial assets			**3,561**
Total financial assets available for sale			**12,664**

8/a - Remuneration of the Management Board

Attachment 8 provides information on the remuneration of the Management Board and members of the Supervisory Board for the year paid by A2A S.p.A. and its direct subsidiaries. This is pursuant to article 78 of CONSOB Resolution 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998 on Issuers. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of A2A S.p.A.

Name	Position	Term of office		Emoluments for the position	Bonuses and other incentives	Other remuneration	Total
		From	To				
Zuccoli Giuliano	Chairman	01.01.09	12.31.09	857,808		54,390 (1)	912,198
Cinquini Vittorio	Deputy Chairman	06.23.09	12.31.09	157,808			157,808
Baiguera Franco	Director	06.23.09	12.31.09	42,082		30,000 (2)	72,082
Cocchi Mario	Director	01.01.09	12.31.09	77,630			77,630
Randazzo Francesco	Director	01.01.09	12.31.09	77,630			77,630
Ravanelli Renato	Director	01.01.09	12.31.09	77,630			77,630
Rossetti Paolo	Director	01.01.09	12.31.09	77,630			77,630
Sala Giuseppe	Director	06.23.09	12.31.09	42,082			42,082
Morgano Luigi	Deputy Chairman	01.01.09	06.22.09	142,192		87,500 (3)	229,692
Gorno Tempini Giovanni	Director	01.01.09	06.22.09	35,548			35,548
Rondelli Simone	Director	01.01.09	06.22.09	35,548			35,548
TOTAL				**1,623,588**	**-**	**171,890**	**1,795,478**
Remuneration and benefits in kind of General Managers				1,280,000	11,515	626,000	1,917,515

(1) of which Euro 54,390 received as a member of the Board of Directors of Delmi S.p.A. (Euro 15,000), Ecodeco S.r.l. (Euro 37,500), Elektroprivreda Cnre Gore. (Euro 1,890)

(2) of which Euro 30,000 of remuneration as liquidator of Assoenergia S.p.A. in liquidation

(3) of which Euro 87,500 received as a member of the Board of Directors of Delmi S.p.A. (Euro 50,000) and Plurigas S.p.A. (Euro 37,500)

8/b - Remuneration of the Supervisory Board

Surname Name	Position	Duration of the position		Emoluments for the *position*	Bonus and other *incentives*	Other remunera-*tion* (*)	Total
		From	To				
Tarantini Graziano	Chairman	06.04.09	12.31.09	222,562		63,689 (1)	286,251
Bifulco Rosario	Deputy Chairman	06.04.09	12.31.09	121,397		50,102 (2)	171,499
Bandera Adriano	Director	01.01.09	12.31.09	63,438		55,456 (3)	118,894
Brivio Giambattista	Director	06.04.09	12.31.09	31,795		18,703 (4)	50,498
Caparini Bruno	Director	06.04.09	12.31.09	31,795		17,881 (5)	49,676
Castelli Gianni	Director	01.01.09	12.31.09	63,438		37,895 (6)	101,333
Cavalli Alberto	Director	06.04.09	12.31.09	31,795		20,211 (7)	52,006
Grassani Stefano	Director	06.04.09	12.31.09	31,795		17,581 (8)	49,376
Mattinzoli Enrico Giorgio	Director	06.04.09	12.31.09	31,795		16,903 (9)	48,698
Miccinesi Marco	Director	01.01.09	12.31.09	63,438		41,418 (10)	104,856
Perona Massimo	Director	01.01.09	12.31.09	63,438		62,676 (11)	126,114
Rosini Norberto	Director	06.04.09	12.31.09	31,795		22,841 (12)	54,636
Sommariva Giorgio	Director	06.04.09	12.31.09	31,795		16,902 (13)	48,697
Tamburini Franco	Director	06.04.09	12.31.09	31,795		21,470 (14)	53,265
Taormina Antonio	Director	01.01.09	12.31.09	63,438		13,158 (15)	76,596
Capra Renzo	Chairman	01.01.09	06.03.09	232,055		70,288 (16)	302,343
Sciumè Alberto	Deputy Chairman	01.01.09	06.03.09	118,137		56,130 (17)	174,267
Bianchi Tancredi	Director	01.01.09	06.03.09	31,643		27,816 (18)	59,459
Buizza Claudio	Director	01.01.09	06.03.09	31,643		20,918 (19)	52,561
Capezzuto Antonio	Director	01.01.09	06.03.09	31,643		23,596 (20)	55,239
Cassinelli Dario	Director	01.01.09	06.03.09	31,643		24,096 (21)	55,739
Cuter Pierfrancesco	Director	01.01.09	06.03.09	31,643		31,815 (22)	63,458
Rampinelli Rota Angelo	Director	01.01.09	06.03.09	31,643		37,754 (23)	69,397
Rizzardi Giovanni	Director	01.01.09	06.03.09	31,643		15,158 (24)	46,801
Spreafico Cesare	Director	01.01.09	06.03.09	31,643		22,096 (25)	53,739
TOTAL				**1,518,845**		**806,553**	**2,325,398**

(*) The notes are on the next page.

 

Notes:

(1) Of which:

INTERNAL CONTROL COMMITTEE	39,452
NOMINATIONS COMMITTEE	22,137
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	1,800
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	300

(2) Of which:

INTERNAL CONTROL COMMITTEE	28,932
NOMINATIONS COMMITTEE	19,370
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	1,500
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	300

(3) Of which:

INTERNAL CONTROL COMMITTEE	25,315
DONATIONS COMMITTEE	21,041
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	7,000
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	2,100

(4) Of which:

COMPENSATION COMMITTEE	16,603
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	2,100

(5) Of which:

DONATIONS COMMITTEE	15,781
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	2,100

(6) Of which:

NOMINATIONS COMMITTEE	12,658
COMPENSATION COMMITTEE	22,137
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	1,000
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	2,100

(7) Of which:

DONATIONS COMMITTEE	18,411
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	1,800

(8) Of which:

DONATIONS COMMITTEE	15,781
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	1,800

(9) Of which:

NOMINATIONS COMMITTEE	16,603
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	300

(10) Of which:

FINANCIAL STATEMENTS COMMITTEE	16,877
INTERNAL CONTROL COMMITTEE	21,041
ATTENDANCE FEES OF THE FINANCIAL STATEMENTS COMMITTEE	2,000
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	1,500

(11) Of which:

COMPENSATION COMMITTEE	29,260
FINANCIAL STATEMENTS COMMITTEE	12,658
DONATIONS COMMITTEE	12,658
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	5,100
ATTENDANCE FEES OF THE FINANCIAL STATEMENTS COMMITTEE	2,500
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	500

(12) Of which:

INTERNAL CONTROL COMMITTEE	21,041
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	1,800

(13) Of which:

NOMINATIONS COMMITTEE	16,602
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	300

(14) Of which:

COMPENSATION COMMITTEE	19,370
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	2,100

(15) Of which:

FINANCIAL STATEMENTS COMMITTEE	12,658
ATTENDANCE FEES OF THE FINANCIAL STATEMENTS COMMITTEE	500

(16) Of which:

INTERNAL CONTROL COMMITTEE	42,192
NOMINATIONS COMMITTEE	21,096
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	5,500
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	1,500

(17) Of which:

INTERNAL CONTROL COMMITTEE	33,753
NOMINATIONS COMMITTEE	16,877
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	4,500
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	1,000

(18) Of which:

COMPENSATION COMMITTEE	12,658
DONATIONS COMMITTEE	12,658
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	2,000
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	500

(19) Of which:

NOMINATIONS COMMITTEE	12,658
FINANCIAL STATEMENTS COMMITTEE	5,260
ATTENDANCE FEES OF THE NOMINATIONS COMMITTEE	1,000
ATTENDANCE FEES OF THE FINANCIAL STATEMENTS COMMITTEE	2,000

(20) Of which:

FINANCIAL STATEMENTS COMMITTEE	21,096
ATTENDANCE FEES OF THE FINANCIAL STATEMENTS COMMITTEE	2,500

(21) Of which:

COMPENSATION COMMITTEE	21,096
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	3,000

(22) Of which:

INTERNAL CONTROL COMMITTEE	25,315
ATTENDANCE FEES OF THE INTERNAL CONTROL COMMITTEE	6,500

(23) Of which:

COMPENSATION COMMITTEE	16,877
DONATIONS COMMITTEE	16,877
ATTENDANCE FEES OF THE COMPENSATION COMMITTEE	3,000
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	1,000

(24) Of which:

FINANCIAL STATEMENTS COMMITTEE	12,658
ATTENDANCE FEES OF THE FINANCIAL STATEMENTS COMMITTEE	2,500

(25) Of which:

DONATIONS COMMITTEE	21,096
ATTENDANCE FEES OF THE DONATIONS COMMITTEE	1,000



Certification of the consolidated financial statements pursuant to art. 154-bis para. 5 of Leg. Decree 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Stefano Micheli, as the Manager in charge of preparing accounting documents of A2A S.p.A. certify the following, taking into account the provisions of art. 154-bis, paras. 3 and 4, of Decree 58 of February 24, 1998:

- the adequacy in relation to the characteristics of the business, and·
- the effective application,

of the administrative and accounting procedures for the preparation of the consolidated financial statements during 2009.

2. We also certify that:

2.1 the consolidated financial statements:

a) have been prepared in accordance with the applicable International Financial Reporting Standards approved by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council of July 19, 2002;
b) agree with the balances on the books of account and accounting entries;
c) are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation;

2.2 the report on operations contains a reliable analysis of trends and results, as well as of the issuer's situation and of the companies included in the consolidation, together with a description of the main risks and uncertainties to which they are exposed.

Milan, March 24, 2010

Giuliano Zuccoli (for The Management Board)	Stefano Micheli (Manager in charge of preparing accounting documents)




INDIPENDENT
AUDITORS'
REPORT

Indipendent auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998 (now IN ACCORDANCE WITH ARTICLE 14 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010)

To the shareholders of
A2A SpA

1. We have audited the consolidated financial statements of A2A SpA and its subsidiaries ("A2A GROUP") as of 31 December 2009, comprising the balance sheet , income statement, statement of comprehensive income, cash flow statement, statement of changes in group equity and related notes. The preparation of these consolidated financial statements in compliance with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005 is the responsibility of the management board of A2A SpA. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management board. We believe that our audit provides a reasonable basis for our opinion.

   The audit of the consolidated financial statements for the year ended 31 December 2009 was conducted in compliance with legislation in force in the regulations applicable to that financial year.

   For the opinion on the consolidated financial statements of the prior period, whose amounts presented as comparatives have been reclassified to reflect the changes to the financial statements layout introduced by IAS 1, reference is made to our report dated 10 April 2009.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of A2A GROUP as of 31 December 2009 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the consolidated financial position, results of operations and other components of comprehensive income, and cashflows of A2A GROUP for the year then ended.

4 The preparation of a report on operations and a corporate governance report in compliance with the applicable laws and regulations is the responsibility of the management board of A2A SpA. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98, presented in the corporate governance report, with the financial statements, as required by article 156, paragraph 4-bis, letter d), of Legislative Decree No.58/98. To this end, we have performed the procedures the procedures required under Auditing Standard No. 001 issued by the Italian accounting profession (*Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili*) and recommended by CONSOB. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98 presented in the corporate governance report are consistent with the consolidated financial statements of A2A SpA as of 31 December 2009.

Milan, 9 April 2010

PricewaterhouseCoopers S.p.A.

Marco Sala
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

CONSOLIDATED ANNUAL REPORT FOR 2009

a2a



via Lamarmora 230 - 25124 Brescia
www.a2a.eu

SEPARATE FINANCIAL STATEMENTS FOR 2009



a2a

Contents

3 Summary of results, assets and liabilities and financial position

Financial statements

10 Balance sheet

12 Income statement

13 Statement of comprehensive income

14 Cash flow statement

16 Statement of changes in equity

Financial statements pursuant to Consob Resolution 15519 of July 27, 2006

20 Balance sheet pursuant to Consob Resolution 15519 of July 27, 2006

22 Income statement pursuant to Consob Resolution 15519 of July 27, 2006

Note illustrative

25 General information on A2A S.p.A.

27 Financial statements

28 Changes in international accounting standards

33 Accounting policies

50 Notes to the balance sheet

69 Net debt

70 Notes to the income statement

87 Notes on related party transactions

91 Consob communication no. DEM/6064293 of July 28, 2006

93 Guarantees and commitments with third parties

94 Other information



Attachments

122 1. Statement of changes in tangible assets

124 2. Statement of changes in intangible assets

126 3/a - Statement of changes in shareholdings in subsidiaries

128 3/b - Statement of changes in shareholdings in associates

130 3/c - Statement of changes in shareholdings in other companies (AFS)

132 4/a - List of shareholdings in subsidiaries

134 4/b - List of shareholdings in associates

136 5. Statement of relevant shareholdings

140 Key figures of the financial statements of the main subsidiaries and associates prepared according to IAS/IFRS (pursuant to art. 2429.4 of the Italian Civil Code)

142 Dati essenziali dei bilanci delle principali società controllate e collegate redatti secondo la normativa ITALIAN GAAP (ai sensi dell'art. 2429 comma 4° del codice civile)

144 Certification of the financial statements (pursuant to art. 154-bis para. 5 of Decree 58/98)

145 **Indipendent Auditors' report**

This is a translation of the Italian original "Bilancio separato 2009" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

Summary of results, assets and liabilities and financial position

A2A S.p.A.

A2A S.p.A. is the owner of electricity production plants and distribution networks that form part of the management of the integrated water cycle.

In particular, the electricity generation pool is made up of the thermoelectric stations in Cassano d'Adda and Ponti sul Mincio and various hydroelectric plants in Valtellina.

As part of the integrated water cycle, A2A S.p.A. manages the water captation, aqueduct management, water distribution, sewer management and water purification; in addition, it is the owner of the water distribution networks, in the city and province of Brescia and of the purification plant in Verziano (Brescia).

The Parent Company is also responsible for the business development, strategic planning, control, financial management and coordination of the activities of the A2A Group. It also provides Group companies with services in support of their business and operating activities (administrative, legal, procurement, personnel management, information technology, communication and technical services in support of their electricity and gas distribution activities) in order to optimise the resources that are available within the Group and to use its know-how as efficiently as possible. These services are regulated by intercompany service agreements, which are updated every year.

A2A S.p.A. also makes office space and business premises available, along with services relating to the use of such facilities.

Important organisational changes took place during 2009, which have significantly altered the scope of the Parent Company's management activities:

- the transfer of the "District Heating" business from A2A S.p.A. to A2A Calore & Servizi S.r.l. (from 01/01/2009);
- the transfer of the "Telecommunications" business from A2A S.p.A. to Selene S.p.A. (from 07/01/2009);
- the transfer of the "Brescia waste-to-energy" business from A2A S.p.A. to Aprica S.p.A. (from 12/31/2009).

Results

Millions of euro	01 01 2009 12 31 2009	01 01 2008 12 31 2008	Changes
Revenues			
Revenues from the sale of goods and services	645.5	1,071.0	(425.5)
Other operating income	90.6	27.1	63.5
Total revenues	**736.1**	**1,098.1**	**(362.0)**
Operating expenses	(324.3)	(608.7)	284.4
Labour costs	(113.7)	(120.5)	6.8
Gross operating income - EBITDA	**298.1**	**368.9**	**(70.8)**
Amortization	(127.5)	(140.9)	13.4
Provisions and write-downs	(2.7)	(22.5)	19.8
Net operating income - EBIT	**167.9**	**205.5**	**(37.6)**
Financial balance	(33.4)	(12.8)	(20.6)
Other non-operating expenses	(166.0)	-	(166.0)
Net income before taxes	**(31.5)**	**192.7**	**(224.2)**
Taxes	11.7	(52.2)	63.9
Income from current operations, net of tax	**(19.8)**	**140.5**	**(160.3)**
Net result from non-current assets sold or held for sale	**225.8**	**31.2**	**194.6**
Net income for the year	**206.0**	**171.7**	**34.3**

Following the non-recurring transactions that took place in 2009, the figures are not wholly comparable with those of the previous year.

In the year under review A2A S.p.A. reports "Revenues" amounting to 736.1 million euro (1,098.1 million euro in the previous year). This contraction, equal to 362.0 million euro, is substantially due to the transfer of the "District Heating" business from A2A S.p.A. to A2A Calore & Servizi S.r.l..

Similarly, "Structural costs" (operating and labour costs) show a decrease of 291.2 million euro, going from 729.2 million euro in 2008 to 438.0 million euro in the year under review.

"Gross operating income" amounts to 298.1 million euro, a decline of 70.8 million euro compared with the previous year, and reflects the contribution of all the areas of activity in which A2A S.p.A. operates.

The contraction is attributable to the loss in margin determined by the transfer of the "District Heating" business to A2A Calore & Servizi S.r.l., as well as to the loss of the CIP 6 incentives (from November 2008) for the Brescia waste-to-energy plant and its stoppage for extraordinary maintenance.

The decline in "Gross operating income" has been partly off-set by higher revenues from the sale of green certificates to A2A Trading S.r.l. and the increase in other revenues and income, including insurance reimbursements relating to the Cassano D'Adda, Mincio and Premadio plants (22 million euro).

"Amortization" and "Provisions and write-downs" of the year amount to 130.2 million euro, with a decrease of 33.2 million euro on December 31, 2008 due to the effect of the organisational changes mentioned above.

The "Net operating income" comes to 167.9 million euro (205.5 million euro at December 31, 2008).

The financial balance shows a negative balance of 33.4 million euro. The increase in net financial expenses is attributable to the interest charged in the tax assessments received during the year for the recovery of the so-called "State Aid" given to the former AEM S.p.A. and ASM S.p.A. for 118.5 million euro.

"Other non-operating expenses" amount to 166.0 million euro and relate entirely to the recovery of the alleged State aid to the former AEM S.p.A. and ASM S.p.A. Further information is provided in the section entitled "Other information - EC infringement procedure".

"Income before tax" is negative for 31.5 million euro (positive for 192.7 million euro at December 31, 2008).

"Taxes for the year", including deferred taxes, show a positive balance of 11.7 million euro (negative for 52.2 million euro at December 31, 2008).

The "Net result from non-current assets sold or held for sale" amounts to 225.8 million euro and relates mainly to the gain generated by the spin-off of E.ON Produzione S.p.A., previously held 20%, in favour of A2A Produzione S.r.l. (100% controlled by A2A S.p.A.) and the dividend received during the period from Alpiq Holding AG, net of tax.

As a result of the above, "Net income for the year" comes to 206.0 million euro (171.7 million euro in the previous year).

Investments for the year amounted to 110 million euro and referred mainly to: extraordinary maintenance on the waste-to-energy plant in Brescia (44 million euro), works on the water transport and distribution network, as well as on the sewer networks in the Brescia area (23 million euro), revamping of the hydroelectric plant in Prevalle sul Chiese (3.6 million euro), construction of the new 220 KW station at the Mincio plant (3.8 million euro), as well as construction of the new auxiliary steam generator at the thermoelectric plant in Cassano (2.2 million euro). In addition, work continued on the Group's IT system (16 million euro).

Balance sheet and financial position

Millions of euro	12 31 2009	After non-recurring *transactions* 01 01 2009 (**)	12 31 2008
CAPITAL EMPLOYED			
Net fixed capital	6,518.2	**5,729.6**	**5,765.7**
- Tangible assets	1,184.9	1,213.0	1,583.6
- Intangible assets	87.7	88.0	88.9
- Shareholdings and other non-current financial assets (*)	5,445.7	4,715.6	4,415.5
- Other non-current assets/liabilities (*)	(2.7)	(2.5)	8.2
- Deferred tax assets and liabilities	(21.6)	(60.5)	(95.4)
- Provisions for risks, charges and liabilities for landfills	(66.1)	(110.1)	(116.0)
- Employee benefits	(109.7)	(113.9)	(119.1)
of which with contra-entry in equity	*27.3*	*406.0*	*406.0*
Working capital	67.3	**69.4**	**103.8**
- Inventories	11.0	12.2	17.0
- Trade receivables and other current assets (*)	317.2	360.3	478.7
- Trade payables and other current liabilities (*)	(337.9)	(295.6)	(384.4)
- Current tax assets/tax liabilities	77.0	(7.5)	(7.5)
Assets/liabilities available for sale (*)	406.6	**482.9**	**482.9**
of which with contra-entry in equity	*315.9*	-	-
TOTAL CAPITAL EMPLOYED	6,992.1	**6,281.9**	**6,352.4**
SOURCES OF FUNDS			
Equity	3,433.7	3,573.7	3,574.5
Total financial position			
beyond one year	3,709.6	2,736.6	2,737.5
Total financial position			
within one year	151.2	28.4	40.4
Total net financial position	3,558.4	**2,708.2**	**2,777.9**
of which with contra-entry in equity	*5.3*	*13.9*	*13.9*
TOTAL SOURCES	6,992.1	**6,281.9**	**6,352.4**

(*) Net of balances included in net financial position.
(**) These figures have not been audited.

Please note that, because of the effect of the non-recurring transactions that took place during the year, the balance sheet and financial position of the year is compared with the balance sheet and financial position at January 1, 2009, which includes the non-recurring transactions and is therefore called "After non-recurring transactions".

At December 31, 2009 "Capital employed" amounts to 6,992.1 million euro, which is financed by equity for 3,433.7 million euro and net debt for 3,558.4 million euro.

The amount of the "Capital employed" has increased by 710.2 million euro. This rise is due for

788.6 million euro, to the increase in "Net fixed capital" following the purchase of the Montenegro company, EPCG, to the booking of the shareholdings of A2A Produzione S.r.l. following the partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione, to the acquisition of other shareholdings, the decrease in the provision for risks caused by the payments executed after the dispute outstanding with Social Security Entities and offset by the reduction in fixed assets as a result of the amortization and depreciation charged during the year. The "Working Capital" is unchanged versus the previous year while "Assets/Liabilities available for sale" report a decline of 76.3 million euro due to the combined effect of the sale of the shareholding in E.ON Produzione S.p.A. and to the reclassification of the shareholding in Alpiq Holding AG.

The "Net financial position" comes to 3,558.4 million euro at December 31, 2009, whereas it reported 2,708.2 million euro at January 1, 2009.

The "Cash flow from operating activities" of the year amounts to 779.7 million euro and includes the positive change in assets and liabilities of 434.4 million euro, mainly due to the sale of the shareholding in E.ON Produzione S.p.A..



The "Cash flow used in investment activities" is equal to 1,320.1 million euro and includes investments in tangible and intangible assets and the increase in the value of the shareholdings as previously mentioned.

During the year dividends for 301.2 million euro were distributed, whereas the changes in assets/liabilities with contra-entry in equity amount to 8.6 million euro.

Millions of euro	12 31 2009	**12 31 2008**
NET FINANCIAL POSITION AT THE BEGINNING OF THE YEAR	(2,777.9)	**(2,486.8)**
CONTRIBUTION FROM NON-RECURRING TRANSACTIONS	69.7	
Net income for the year	206.0	171.7
Amortization and depreciation	127.5	140.9
Write-downs of shareholdings and fixed assets	11.8	17.5
Changes in assets and liabilities (*)	434.4	(54.3)
Cash flow from operating activities	779.7	**275.8**
Cash flow used in investment activities	(1,320.1)	**(267.6)**
Net income distributed	(301.2)	(299.3)
Change in financial assets/liabilities with contra-entry in equity	(8.6)	
CLOSING NET FINANCIAL POSITION	(3,558.4)	**(2,777.9)**

(*) Net of balances with contra-entry in equity.

Details of the net financial position are shown below:

Millions of euro	12 31 2009	**12 31 2008**
Medium/long term debt	3,745.8	2,781.5
Medium/long-term financial receivables	(36.2)	(44.0)
Total net non-current debt	3,709.6	**2,737.5**
Short term debt	670.6	468.1
Short-term financial receivables	(814.0)	(395.1)
Cash and cash equivalents	(7.8)	(32.6)
Total current net debt	(151.2)	**40.4**
Net debt	3,558.4	**2,777.9**

FINANCIAL STATEMENTS

Balance sheet (1)

Assets

Amounts in Euro	Notes	12 31 2009	12 31 2008
NON-CURRENT ASSETS			
Tangible assets	1	1,184,943,332	1,583,644,451
Intangible assets	2	87,688,673	88,819,420
Shareholdings	3	5,407,792,354	3,871,800,273
Other non-current financial assets	3	40,240,767	547,262,021
Deferred tax assets	4	112,166,313	96,612,627
Other non-current assets	5	34,406,287	51,973,442
TOTAL NON-CURRENT ASSETS		6,867,237,726	**6,240,112,234**
CURRENT ASSETS			
Inventories	6	11,054,349	16,975,263
Trade receivables	7	241,084,411	400,858,784
Other current assets	8	76,145,037	77,817,999
Current financial assets	9	814,043,572	395,127,269
Current tax assets	10	76,987,445	-
Cash and cash equivalents	11	7,794,981	32,622,993
TOTAL CURRENT ASSETS		1,227,109,795	**923,402,308**
NON-CURRENT ASSETS HELD FOR SALE	12	406,563,958	**482,936,395**
TOTAL ASSETS		8,500,911,479	**7,646,450,937**

(1) As laid down in Consob Resolution 15519 of July 27, 2006 the effects of related party transactions in the separate financial statements are shown in the tables in section 0.2 with comments in Note 37.
The effects of the events and significant non-recurring transactions are reported in Note 38 of the separate financial statements as prescribed by Consob Communication DEM/6064293 of July 28, 2006.

Equity and liabilities

Amounts in Euro	Notes	12 31 2009	12 31 2008
EQUITY			
Share capital	13	1,629,110,744	1,629,110,744
(Treasury shares)	14	(60,891,196)	(107,303,913)
Reserves	15	1,659,467,787	1,881,006,570
Net income for the year	16	205,991,643	171,704,668
Equity		3,433,678,978	**3,574,518,069**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	17	3,721,657,447	2,778,527,300
Deferred tax liabilities	18	133,791,693	191,953,672
Employee benefits	19	109,670,755	119,102,228
Provisions for risks, charges and liabilities for landfills	20	66,136,464	115,957,036
Other non-current liabilities	21	27,411,593	6,308,967
Total non-current liabilities		4,058,667,952	**3,211,849,203**
CURRENT LIABILITIES			
Trade payables	22	197,014,113	269,306,406
Other current liabilities	22	140,964,649	115,111,681
Current financial liabilities	23	670,585,787	468,121,385
Tax liabilities	24	-	7,544,193
Total current liabilities		1,008,564,549	**860,083,665**
Total liabilities		5,067,232,501	**4,071,932,868**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE			
TOTAL EQUITY AND LIABILITIES		8,500,911,479	**7,646,450,937**

 

Income statement (1)

Amounts in Euro	Notes	01 01 2009 12 31 2009	01 01 2008 12 31 2008
Revenues			
Revenues from the sale of goods and services		645,492,930	1,071,031,710
Other operating income		90,641,292	27,086,052
Total revenues	26	736,134,222	**1,098,117,762**
Operating expenses			
Expenses for raw materials, finished products and services		256,610,996	543,863,164
Other operating expenses		67,749,098	64,834,999
Total operating expenses	27	324,360,094	**608,698,163**
Labour costs	28	113,669,333	**120,529,499**
Gross operating income - EBITDA	29	298,104,795	**368,890,100**
Depreciation, amortization, provisions and write-downs	30	130,241,193	**163,378,711**
Net operating income - EBIT	31	167,863,602	**205,511,389**
Financial balance			
Financial income		227,503,836	180,247,603
Financial expenses		260,881,182	193,004,574
Total financial balance	32	(33,377,346)	**(12,756,971)**
Other non-operating expenses	33	(165,970,063)	
Income before tax		(31,483,807)	**192,754,418**
Income taxes	34	(11,643,707)	**52,223,550**
Income from current operations, net of tax		(19,840,100)	**140,530,868**
Net result from non-current assets held for sale	35	225,831,743	**31,173,800**
NET INCOME	36	205,991,643	**171,704,668**

(1) As laid down in Consob Resolution 15519 of July 27, 2006 the effects of the relationship with related parties are shown in the separate financial statements in the tables in the section 0.2 and commented in Note 37.
The effects of the events and significant non-recurring transactions are reported in Note 38 of the separate financial statements as prescribed by Consob Communication DEM/6064293 of July 28, 2006.

Statement of comprehensive income

Amounts in euro	12 31 2009	**12 31 2008**
Net income of the year (A)	205,991,643	**171,704,668**
Effective part of gains (losses) on cash flow hedges	(8,637,200)	16,654,415
Gains (losses) on the remeasurement of financial assets available for sale	(99,069,972)	25,555,266
Tax effect of other gains (losses)	36,538,675	(2,393,681)
Total other gains (losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	(71,168,497)	**39,816,000**
Total gain (loss) (A) + (B)	134,823,146	**211,520,668**

Cash flow statement

Amounts in euro	12 31 2009	**12 31 2008**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32,622,993	**26,665,586**
Contributions merger-related	-	**103,611,193**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32,622,993	**130,276,779**
Operating activities		
Net income for the year	205,991,643	171,704,668
Depreciation	117,019,446	133,486,646
Amortization	10,499,618	7,377,283
Fixed asset write-downs	11,808,000	2,000,000
Write-downs of shareholdings		15,548,700
Change in working capital (*)	434,378,687	(54,359,402)
Cash flow from operating activities	779,697,394	**275,757,895**
Investment activities		
Investments in tangible assets	(94,774,247)	(127,599,979)
Investments in intangible assets and goodwill	(16,167,348)	(8,867,960)
Investments in shareholdings and securities (*)	(1,213,192,563)	(87,332,337)
Sale of shareholdings	4,011,345	-
Purchase/sale of treasury shares	-	(43,770,701)
Cash flow used in investment activities	**(1,320,122,813)**	**(267,570,977)**
FREE CASH FLOW	**(540,425,419)**	**8,186,918**
Financing activities		
Change in financial assets (*)	(393,642,374)	(24,173,228)
Change in financial liabilities (*)	1,210,414,843	217,620,620
Dividends paid by the parent company	(301,175,062)	(299,288,096)
Cash flows used in financing activities	515,597,407	**(105,840,704)**
CHANGE IN CASH AND CASH EQUIVALENTS	(24,828,012)	**(97,653,786)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	7,794,981	**32,622,993**

(*) Net of balances with contra-entry in equity and other balance sheet captions

Statement of changes in equity

Description *Amounts in Euro*	**Share capital note 13**	**Treasury shares note 14**	
Equity at 12.31.2007	**936,024,648**	**(63,533,212)**	
Balance sheet effect of the mergers	693,086,096		
Allocation of net income and dividend distribution			
Treasury shares		(43,770,701)	
Adjustments deriving from the application of IAS 39			
Other changes			
Net income for the year			
Equity at 12.31.2008	**1,629,110,744**	**(107,303,913)**	
Effect of non-recurring transactions			
Allocation of net income and dividend distribution			
Treasury shares		46,412,716	
Adjustments on application of IFRS 39			
Other changes			
Net income for the year			
Equity at 12.31.2009	**1,629,110,744**	**(60,891,197)**	
Availability of equity reserves			

A: For increase in share capital.
B: For loss coverage.
C: For distribution to shareholders - available for 979,904,553 euro.
D: Restricted reserves

	Reserves note 15	Cash flow hedge reserve note 15	Available for sale Reserve note 15	Net income for the year note 16	Total equity
	982,437,717	**0**	**384,071,737**	**85,699,195**	**2,324,700,085**
	688,768,866	(6,592,000)			1,375,262,962
	(213,588,901)			(85,699,195)	(299,288,096)
					(43,770,701)
		15,910,960	30,497,040		46,408,000
	(498,849)				(498,849)
				171,704,668	171,704,668
	1,457,118,833	**9,318,960**	**414,568,777**	**171,704,668**	**3,574,518,069**
	(840,350)				(840,350)
	(129,470,394)			(171,704,668)	(301,175,062)
					46,412,716
		(5,840,254)	(65,398,645)		(71,238,899)
	(19,989,139)				(19,989,139)
				205,991,643	205,991,643
	1,306,818,950	**3,478,706**	**349,170,132**	**205,991,643**	**3,433,678,978**
	A-B-C	**D**	**D**		



CONSOLIDATED FINANCIAL STATEMENTS

(PURSUANT TO CONSOB RESOLUTION 15519 OF JULY 27, 2006)

Balance sheet

(pursuant to Consob Resolution 15519 of July 27, 2006)

Assets

Amounts in Euro	12 31 2009	of which related parties (note 37)	**12 31 2008**	**of which related parties (note 37)**
ASSETS				
NON-CURRENT ASSETS				
Tangible assets	1,184,943,332		1,583,644,451	
Intangible assets	87,688,673		88,819,420	
Shareholdings carried according to equity method	5,407,792,354	5,407,792,354	3,871,800,273	3,871,800,273
Other non-current financial assets	40,240,767	2,249,034	547,262,021	3,477,619
Deferred tax assets	112,166,313		96,612,627	
Other non-current assets	34,406,287		51,973,442	
TOTAL NON-CURRENT ASSETS	6,867,237,726		6,240,112,234	
CURRENT ASSETS				
Inventories	11,054,349		16,975,263	
Trade receivables	241,084,411	206,663,494	400,858,784	332,094,966
Other current assets	76,145,037	35,550,659	77,817,999	44,338,956
Current financial assets	814,043,572	814,043,572	395,127,269	395,127,269
Current tax assets	76,987,445			
Cash and cash equivalents	7,794,981		32,622,993	
TOTAL CURRENT ASSETS	1,227,109,795		923,402,308	
NON-CURRENT ASSETS HELD FOR SALE	406,563,958	100,000	482,936,395	482,936,395
TOTAL ASSETS	8,500,911,479		7,646,450,937	

Equity and liabilities

Amounts in Euro	12 31 2009	of which related parties (note 37)	12 31 2008	of which related parties (note 37)
EQUITY				
Share capital	1,629,110,744		1,629,110,744	
(Treasury shares)	(60,891,196)		(107,303,913)	
Reserves	1,659,467,787		1,881,006,570	
Net income for the year	205,991,643		171,704,668	
Equity	3,433,678,978		3,574,518,069	
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current financial liabilities	3,721,657,447		2,778,527,300	390,781
Deferred tax liabilities	133,791,693		191,953,672	
Employee benefits	109,670,755		119,102,228	
Provisions for risks, charges and liabilities for landfills	66,136,464		115,957,036	
Other non-current liabilities	27,411,593		6,308,967	
Total non-current liabilities	4,058,667,952		3,211,849,203	
CURRENT LIABILITIES				
Trade payables	197,014,113	78,304,233	269,306,406	113,261,475
Other current liabilities	140,964,649	58,012,059	115,111,681	21,196,942
Current financial liabilities	670,585,787	422,316,320	468,121,385	256,656,924
Tax liabilities			7,544,193	
Total current liabilities	1,008,564,549		860,083,665	
Total liabilities	5,067,232,501		4,071,932,868	
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-		-	
TOTAL EQUITY AND LIABILITIES	8,500,911,479		7,646,450,937	



Income statement

(pursuant to Consob Resolution 15519 of July 27, 2006)

Amounts in Euro	01 01 2009 12 31 2009	of which related parties (note 37)	**01 01 2008 12 31 2008**	**of which related parties (note 37)**
Revenues				
Revenues from the sale of goods and services	645,492,930	557,396,362	1,071,031,710	857,329,421
Other operating income	90,641,292	8,780,024	27,086,052	6,197,950
Total revenues	736,134,222		1,098,117,762	
Operating expenses				
Expenses for raw materials, finished products and services	256,610,996	92,901,230	543,863,164	127,218,810
Other operating expenses	67,749,098	18,352,543	64,834,999	10,273,999
Total operating expenses	324,360,094		608,698,163	
Labour costs	113,669,333		120,529,499	
Gross operating income - EBITDA	298,104,795		368,890,100	
Depreciation, amortization, provisions and write-downs	130,241,193		163,378,711	
Net operating income - EBIT	167,863,602		205,511,389	
Financial balance				
Financial income	227,503,836	224,606,430	180,247,603	168,273,226
Financial expenses	260,881,182	4,115,125	193,004,574	21,271,387
Total financial balance	(33,377,346)		(12,756,971)	
Other non-operating expenses	(165,970,063)			
Income before tax	(31,483,807)		192,754,418	
Income taxes	(11,643,707)		52,223,550	
Income from current operations, net of tax	(19,840,100)		140,530,868	
Net result from non-current assets held for sale	225,831,743		31,173,800	
NET INCOME	205,991,643		171,704,668	



NOTES

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law, which also operates through its subsidiaries (together forming the "Group"), mainly in Italy.

In particular, A2A S.p.A., the "Parent Company", is responsible for business development, strategic direction, administration, planning and control, financial management and coordination of the activities of the A2A Group.

It also provides the subsidiaries and some of its associated companies with administrative, tax, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best and most economical way possible.

The A2A S.p.A. Group mainly operates in the following sectors:

- production, sale and distribution of electricity;
- sale and distribution of gas;
- production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- management of the Integrated water cycle.

The separate financial statements of A2A S.p.A. are prepared in euro, which is also the currency of the economies in which the Company operates In particular, the following notes are prepared in thousands of euro.

The separate financial statements of A2A S.p.A. at December 31, 2009 have been prepared on a going-concern basis and comprise the balance sheet, income statement, statement of comprehensive income, cash flow statement, statement of changes in equity and these notes.

These financial statements have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, including "International Accounting Standards" (IAS) and "International Financial Reporting Standards" (IFRS), as well as the interpretations of the "International Financial Reporting Interpretation Committee" (IFRIC) and rules issued in application of art. 9 of Decree 38/2005.

These notes also include supplementary information required by statutory rules, by Consob Resolutions 15519 and 15520 of July 27, 2006 and by Consob Communication 6064293 of July 28, 2006.

This annual report at December 31, 2009 was approved by the Management Board on March 24, 2010, which authorised its publication; it has been audited by PricewaterhouseCoopers S.p.A. in accordance with their appointment by the Shareholders' Meeting of April 26, 2007 for the nine years from 2007 to 2015.

Financial statements

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, as required by paras. 60 et seq. of IAS 1 Revised.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This format is also adopted by the Company's principal competitors and is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of shareholdings and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The cash flow statement is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity has been prepared in accordance with IAS 1 Revised.

The accounting schedules included in the annual report are in the same format as those used in the financial statements at December 31, 2008, except for the new statement of comprehensive income, following the application of IAS 1 Revised, which supplements the information in the income statement.

Changes in international accounting standards

The accounting standards adopted during 2009 are unchanged compared with those of the previous year, except for the amendments illustrated in paragraph "Accounting standards, amendments and interpretations approved by the European Union and adopted during the year".

The subsequent paragraphs "Accounting standards, amendments and interpretations already approved by the European Union, but that the company did not adopt during the year" and "Accounting standards, amendments and interpretations not yet approved by the European Union" summarise the changes that will be adopted in future years, indicating as far as possible the expected effects on the Company's financial statements.

Accounting standards, amendments and interpretations approved by the European Union and adopted during the year

- IAS 1 Revised "Presentation of the financial statements", applicable from January 1, 2009. According to the revised version, all changes generated by transactions with shareholders must be reported in the statement of changes in equity, while transactions with third parties ("comprehensive income") must be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be reported in the statement of changes in equity. Adoption of this standard did not have any impact on the financial statements from a valuation point of view;
- IAS 23 Revised "Borrowing costs": obligatory capitalisation of financial expenses incurred on assets that need a certain period of time before they are ready for use or for sale, applicable prospectively from January 1, 2009 There were no significant effects on the financial statements of the company;
- IAS 27 "Consolidated and Separate Financial Statements", applicable from July 1, 2009, according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a

subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement;

- IFRS 3 Revised "Business combinations"; the main amendments applicable from July 1, 2009, refer to:
  - (i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the shareholdings immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;
  - (ii) if the company does not buy 100% of the shareholding, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;
  - (iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date;
  - (iv) change in the role that the probability of a future event plays in the choice of accounting treatment. In particular, the new standard requires always recognition of the contingent consideration linked to a future event, even if the probability of occurrence influences its fair value;
- IFRS 8 "Operating segments", applicable from January 1, 2009, replaces IAS 14 "Reporting financial information by segment". The new accounting standard requires companies to base its segment disclosures on the same elements that management uses to take operating decisions. In other words, it requires operating segments to be identified on the basis of the internal reporting system, which is regularly reviewed by management for the purpose of allocating resources to the various segments and analysing performance. This standard requires companies to provide the value of total assets for each segment, if this value is reported periodically to the highest operational decision-making level. Previously, this information had to be disclosed even without this condition. Adoption of this standard will not have any impact in terms of valuations in the financial statements, only a different way of presenting segment information;
- IFRIC 12 "Service Concession Arrangements", applicable from January 1, 2010; application of this interpretation could have a significant impact on the presentation in the financial statements, particularly with reference to the reclassification of tangible assets and intangible assets. If all of the company's assets under concession turned out to be subject to IFRIC 12 and therefore had to be reclassified, the total amount involved could be around 194 million euro. The Company is carrying out all of the analyses needed to identify the assets that are subjected to IFRIC 12.

Accounting standards, amendments and interpretations already approved by the European Union, but that the company did not adopt during the year

The following standards and interpretations already approved by the European Commission and published on the Official Journal of the European Union at January 29, 2009 will be applied during the coming years:

- The amendment to IFRS 2 "Share-based payment", which has changed the requisites of paragraph 21A on the treatment of non-vesting conditions, the definition of vesting and vesting conditions in appendix A and the treatment of cancellations foreseen in paragraphs 28 and 28 A. These changes will not produce any significant effect for A2A;
- Amendment to IAS 32 "Financial instruments: Presentation" and to IAS 1 "Presentation of Financial Statements – Puttable financial instruments and obligations in the event of liquidation". In particular, the standard requires companies to classify puttable financial instruments and financial instruments that oblige the company to deliver part of the company's shares to a third party as equity instruments; this amendment (approved on January 22, 2009) has to be applied prospectively from January 1, 2009. The adoption of this amendment would not produce any effect on the financial statements captions from the valuation point of view;
- IFRIC 13 "Customer loyalty programmes" and IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction", applicable from January 1, 2009. Adoption of these interpretations would not have material accounting effects;
- IFRIC 15 "Agreements for the construction of real estate": this interpretation provides clarification and guidance on the recognition over time of revenues deriving from the construction of real estate, and with regard to the possibility that construction agreements might be covered by IAS 11 "Construction contracts" or IAS 18 "Revenue". This interpretation applies, in particular, to the recognition of the revenues and costs of entities that construct property directly or via sub-contractors; the agreements covered by this interpretation relate to the construction of property, including the supply of other goods and services;
- IFRIC 16 "Hedges of a Net Investment in a Foreign Operation", applicable from July 1, 2009; it clarifies the methods of application of IAS 21 and 39 in cases where an entity hedges the exchange risk deriving from its own net investments in foreign operations. The adoption of these interpretations would not produce any significant accounting effect.

Accounting standards, amendments and interpretations not yet approved by the European Union

The following standards and interpretations have not been applied since at present the European Union has not yet finished the related approval process:

- On November 5, 2009 the IASB published the consultation document "Financial instruments: amortized cost and impairment". Publication of this document forms part of a wider plan to replace IAS 39 – "Financial instruments: Recognition and Measurement", with a new standard (IFRS 9), which is not expected to be applied before 2013.
  The field of application of the exposure draft under review includes financial instruments valued at amortized cost, the initial value of which is calculated on the basis of the current value of expected cash flows, also considering expected future losses (the so-called "expected losses" approach). In this way the initial valuation of expected future losses is spread over the duration of the financial instrument.
  Amortized cost is calculated using the effective interest rate (ERI), whether the financial instrument is fixed or floating rate. In the event of fixed rate instruments, ERI will be represented by a constant rate over the duration of the instrument, while, in the event of a floating rate, ERI will be calculated through a combination of the LIBOR spot curve and an initial spread;
- IFRS 1 "First-time adoption of International Financial Reporting Standards": this amendment, which must be applied from January 1, 2010 (although earlier adoption is allowed), requires companies adopting International Financial Reporting Standards for the first time, which change their accounting manuals or take advantage of the exemptions allowed by IFRS 1 following the publication of interim financial statements pursuant to IAS 34 "Interim financial reporting", to disclose the changes made and update their reconciliations between the previously-adopted accounting policies and IFRS 1. The amendment also clarifies that parties adopting International Financial Reporting Standards for the first time can use fair value only for the revaluations made after the adoption of IFRS, on condition that these are made in the same financial year as the first-time presentation of financial statements under IFRS;
- IAS 32 – "Financial instruments: Presentation"; the purpose of the amendment to this standard proposed by the IASB is to clarify the classification of instruments that give the holder the right to acquire equity instruments in an entity at a set price (option rights) in the case where the price is set in a different currency from the entity's functional one.
  The amendment specifies that the right to acquire equity instruments of an entity at a set price (rights issue) for all those that own them is classified as an equity instrument whatever the currency is which it is denominated. Its application is foreseen from February 1, 2010, though earlier adoption is permitted;

- On November 26, 2009, the IFRIC Committee published its interpretation IFRIC 19 - "Cancellation of financial liabilities with equity instruments"; this interpretation is applicable from July 1, 2010, though earlier adoption is permitted; it provides clarification and guidelines on:
  (i) how the company has to evaluate equity instruments issued against the cancellation of a financial liability;
  (ii) the method by which any difference between the nominal value of the financial liability extinguished and the initial value of the equity instruments issued has to the recognised and accounted for;
  (iii) the possibility that the issue of equity instruments satisfies the definition of "consideration paid" laid down in IAS 39 para. 41.

  As regards the first aspect, the interpretation provides for measurement at fair value of the equity instruments issued to cancel a financial debt, unless the value cannot be reliably measured. In this case the equity instrument has to be valued at the fair value of the financial liability that is to be cancelled.

  In addition, it clarifies that any difference between the nominal value of the cancelled financial liability and the initial value of the equity instruments issued has to be booked to the income statement.

Accounting policies

Basis of preparation

The separate annual report at December 31, 2009 has been prepared on a historical cost basis, with the exception of those items which, in accordance with IFRS, have to or can be measured at fair value, as explained in the accounting policies.

Translation of foreign currency items

The separate financial statements of A2A S.p.A. are prepared in euro, which is also the currency of the economies in which the company operates Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.

Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

Tangible assets

Industrial buildings are booked under tangible assets, whereas non-industrial buildings are classified as investment property.

Tangible assets purchased separately are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. Financial expenses, directly attributable to the purchase or construction of the asset, are capitalised as part of the asset cost. If important components of tangible assets have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).

Ordinary maintenance costs are wholly expensed to the income statement in the year they are incurred. Costs incurred for regular maintenance are attributed to the assets to which they refer and are depreciated over their specific residual useful life.

Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to A2A, are recognised as A2A assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.

Tangible assets are shown net of accumulated depreciation and any write-downs. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The estimated realisable value which is deemed to be recoverable at the end of their useful life is not depreciated. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

Landfills are depreciated on the basis of the percentage filled, which is calculated as the ratio between the volume occupied at the end of the period and the total volume authorised.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Deprecation rates:

- buildings ____ 1.0 % - 17.3 %
- production plant ____ 1.0 % - 33.3 %
- transport lines ____ 1.4 % - 100.0 %
- transformation stations ____ 1.8 % - 33.3 %
- distribution networks ____ 1.4 % - 33.3 %
- miscellaneous equipment ____ 3.3 % - 100.0 %
- mobile phones ____ 100.0 %

- furniture and fittings ________ 10.0 % - 25.0 %
- electric and electronic office machines ________ 10.0 % - 33.3 %
- vehicles ________ 10.0 % - 25.0 %
- leasehold improvements ________ 12.5 % - 33.3 %

Tangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. This test will be carried out in accordance with the method explained in the paragraph below on "Impairment of assets"; write-downs can be reversed in subsequent periods if the reasons for them no longer apply.

When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

The method of accounting for grants is explained in the paragraph below on "Grants".

Intangible assets

Intangible assets are identifiable non-monetary assets that cannot be seen, touched or physically measured, which are controlled by the enterprise and able to produce future economic benefits; this category also includes goodwill that have been purchased at a price. The fact of being identifiable is to distinguish an intangible asset that has been acquired from goodwill; usually, this requirement is met when: (i) the intangible asset is attributable to a legal or contractual right, or (ii) the asset is separable, on other words it can be sold, transferred, rented out or exchanged autonomously or as an integral part of other assets. Control by the enterprise consists of the right to enjoy the future economic benefits deriving from the asset and the possibility of limiting access to it by others.

Intangible assets are reported in the financial statements at purchase or production cost, including ancillary charges, determined in the same way as for tangible assets. Intangible fixed assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are reported in the financial statements net of the related accelerated amortization and permanent loss in value in the same way as for tangible assets. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortization, treating them as changes in accounting estimate. The amortization applied to intangible fixed assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value using the methods explained below in the paragraph entitled "Impairment of assets"; write-downs can be reversed in subsequent periods if the reasons for them no longer apply.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled "Impairment of assets". Write-downs of goodwill cannot subsequently be written back.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

The following amortization rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ______ 12.5% - 33.3%
- concessions, licences, trademarks and similar rights ______ 6.7% - 33.3%
- leasehold improvements ______ 12.5% - 33.3%

Impairment of assets

Tangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value.

Goodwill, other intangible assets with an indefinite useful life or assets not available for use are tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked to the income statement if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without

any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.
When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) or group of CGUs to which the asset belongs or to which it can reasonably be allocated. The CGUs have been identified according to the organisational and business structure, as homogeneous aggregations that generate independent cash flows deriving from the continuous use of the assets attributed to them.

Emission quotas and green certificates

Different accounting policies are applied to quotas or certificates held for own use in the "Industrial Portfolio", and those held for trading purposes in the "Trading Portfolio".

Surplus quotas or certificates held for own use which are in excess of the company's requirement in relation to the obligations accruing at the end of the year are booked to other intangible assets at cost. Quotas or certificates assigned free of charge are booked at a zero value. Given that they are assets for instant use, they are not amortised but subjected to an impairment test. The recoverable amount is the higher of its value in use and its market value. (fair value less selling expenses). If, on the other hand, there is a deficit because the requirement exceeds the quotas or certificates in portfolio at the balance sheet date, provision is made in the financial statements for the charge needed to meet the residual obligation; this is estimated on the basis of any purchase contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Quotas or certificates held for trading in the "Trading Portfolio" are booked to inventories and measured at the lower of purchase cost and estimated realisable value based on market trends. Quotas or certificates assigned free of charge are booked at a zero value. Market value is established on the basis of any sales contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Shareholdings in subsidiaries, associates and joint ventures

Subsidiaries are those companies where A2A S.p.A. has control, giving it autonomous power to make strategic decisions for the company in order to obtain the related benefits. Generally speaking, it is assumed that control exists when more than half of the voting rights that can be exercised at ordinary shareholders' meetings are held, directly and indirectly, also considering so-called "potential" votes, i.e. voting rights deriving from convertible instruments.

Associates are those companies where the company has significant influence over the company's strategic decisions, despite not having control, also considering potential voting rights deriving from convertible instruments; significant influence means that A2A S.p.A., directly or indirectly, holds more than 20% of voting rights that can be exercised at ordinary shareholders' meetings.

A joint venture is an agreement with which two or more parties undertake an economic activity subject to shared control.

Shareholdings in subsidiaries and associates at measured at purchase cost, reduced, if necessary, for distributions of capital or reserves or for impairment losses.

If the Company's share of the affiliate's losses is greater than the book value of the shareholding, the value of the shareholding is cancelled and the share of any further losses is booked as a provision if the Company is obliged to cover them.

Their value is restated in future years if the reasons for the write-down no longer apply.

Joint ventures are booked at cost in the separate financial statements.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

Financial assets and liabilities are booked according to IAS 39 – "Financial instruments: Recognition and Measurement".

Financial instruments include trading investments and investments that are available for sale and non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents. They do not include shareholdings in subsidiaries, joint ventures and associates. Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months. They also include financial payables (bank loans and bonds), trade payables, other payables and other financial liabilities and derivatives.

Financial assets and liabilities are recognised at the time that the contractual rights and obligations foreseen by the instrument arise.

Initially, all financial assets are recognised at fair value, including ancillary charges (purchase/issue costs), in the case of assets and liabilities not measured at fair value through profit and loss.

Measurement subsequent to initial recognition depends on the classification of the instrument to one of the following categories:

- non-derivative financial assets and liabilities at fair value through profit and loss include:
  - financial assets and liabilities held for trading (HFT), i.e. with the intention of repurchasing or reselling them in the short term;
  - financial liabilities which on initial recognition have been designated as being at fair value through profit and loss;
- other non-derivative financial assets and liabilities, including:
  - loans and receivables (L&R);
  - investments held to maturity (HTM);
  - financial liabilities valued at amortized cost;
- available-for-sale financial assets (AFS);
- derivatives.

The following is a detailed explanation of the accounting policies applied in measuring each of the above categories after initial recognition:

- non-derivative financial assets and liabilities at fair value through profit and loss are measured at fair value with any changes being booked to the income statement;
- other non-derivative financial assets and liabilities with fixed or determinable payments other than investments, are valued at amortised cost. Any transaction costs incurred during the acquisition or sale are adjusted directly on the nominal value of the asset or liability (e.g. issue premium or discount, loan acquisition costs, etc.), while financial income and expenses are remeasured on the basis of the effective interest rate method. Financial assets are assessed regularly to see if there are any signs that they have suffered impairment. In the assessment of receivables in particular, account is taken of the solvency of the creditors, as well as the characteristics of credit risk, which is indicative of the individual payment capacity of the individual debtors. Any impairment losses are booked as a cost to the income statement. This category includes the investments held with the intent and the capacity for them to be held to maturity, non-current loans and receivables, trade receivables and other receivables originated by the business, financial payables, trade payables, other payables and other financial liabilities.



- available-for-sale financial assets, represented by non-derivative financial assets that are not classified as financial assets at fair value through profit and loss or other financial assets, are measured at fair value and any gains or losses on them are booked directly to equity until they are sold, at which stage they get transferred to the income statement; the losses booked directly to equity are in any case reversed and booked to the income statement, even if the financial asset has not been eliminated, if there is objective evidence that the asset has suffered impairment; unlisted shareholdings with a fair value that cannot be reliability measured, on the other hand, are valued at cost less any impairment losses; their value is restated in future years if the reasons for the write-down no longer apply, except for write-downs of equity instruments. This category essentially includes the other shareholdings (i.e. not subsidiaries, joint ventures or associates), except for those held for trading (trading investments);
- derivatives are measured at fair value with any changes being booked to the income statement if they do not satisfy the conditions to qualify as hedges. Derivatives are classified as hedges when the relationship between the derivative and the item being hedged is formally documented and the effectiveness of the hedge is high, this being checked periodically. Hedging derivatives that limit the risk of fluctuations in the fair value of the items being hedged (fair value hedges) are booked at fair value through profit and loss; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges),

the effective portion of changes in the fair value are booked to equity, while the ineffective portion is charged to the income statement. The amounts booked directly to equity are reflected in the income statement in line with the economic effects produced by the item being hedged.
If hedge accounting cannot be applied, any gains or losses arising on measurement of the current value of the derivative are booked immediately to the income statement.

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Company has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Company continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay. Trade receivables considered definitively unrecoverable after all the necessary recovery procedures have been completed are also eliminated from the balance sheet.

A financial liability is removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

The fair value of financial instruments that are listed in an active market is based on market prices at the balance sheet date. The fair value of instruments that are not listed on an active market is determined by using recognised valuation methods. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Non-current assets held for sale, disposal groups and discontinued operations - IFRS 5

Non-current assets held for sale, disposal groups and discontinued operations, whose book value will be recovered principally by being sold off rather than being continuously used, are valued at the lower of net book value and fair value, net of selling costs. A disposal group is understood as being a series of assets and liabilities that are directly correlated and likely to be sold off as part of a single transaction. Discontinued operations, on the other hand, consist of a significant portion of the Group, such as an important independent business division representing an activity or geographical area of activity, or a subsidiary bought exclusively with a view to reselling it.

In accordance with IFRS, the figures for non-current assets held for sale, disposal groups and discontinued operations are shown on two specific lines in the balance sheet: assets available for sale and liabilities directly associated with assets available for sale.

With exclusive reference to discontinued operations, the net economic results made by them during the disposal process, any gains or losses on disposal and the corresponding comparative figures for the previous year or period are shown on a specific line in the income statement: net income (loss) on discontinued operations and assets available for sale.

Employee benefits

Severance indemnities and pension provisions are determined using an actuarial method; the rights accrued by employees during the year are booked to the income statement under "labour cost", whereas the figurative financial cost that the company would have to bear were it to ask the market for an equivalent loan is booked to net financial income (charges). The actuarial gains and losses, which reflect the effects of changes in the actuarial assumptions are booked to the income statement, taking into account the residual average useful life of the employees.

In particular, as a result of the Budget Law no. 296 of December 27, 2006, only the portion of accrued severance indemnities that remained in the company has been valued according to IAS 19, as indemnities are now paid over to a separate entity as they accrue (either to a supplementary pension scheme or to funds held by INPS). As a result of these payments, the company no longer have any obligations in connection with the services that employees will render in the future.

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.

The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.

Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the company does not apply the so-called "corridor method".

Provisions for risks, charges and liabilities for landfills

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.

Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense.

If the liability refers to tangible assets (such as dismantling and reclaiming industrial sites), the initial provision is recognised as a contra-entry to the assets to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.

Contributions received to help cover the cost of specific items of tangible assets are booked as a direct reduction of the assets concerned and credited to the income statement over the period of depreciation of the assets to which they refer.

Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;
- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the revenues billed to users for an extension of the gas network are accounted for as a reduction in the value of tangible assets, being recognised to the income statement as a reduction in depreciation over the useful life of the cost capitalised to extend the network;
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount

of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

Financial income and expenses

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).

Financial expenses are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

Dividends

Dividends are classified as financial income in the income statement and are booked when the shareholders' right to payment is established.

Income taxes

Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on the temporary differences between the values given to assets and liabilities in the balance sheet and the corresponding values recognised for tax purposes, based on the tax rates in force at the time that the temporary differences are likely to reverse, except for goodwill that is not deductible for tax purposes and any differences deriving from shareholdings in subsidiaries that are not expected to be cancelled in the near future. Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income in the future to absorb them. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised. The valuation of deferred tax assets takes account of the planning period for which approved corporate plans are available.

When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity. The deferred tax liabilities on profits not distributed by Group companies are only provided for if there is a genuine intention to distribute such profits and, in any case, if the taxation is not offset against a consolidated tax loss.

Deferred tax assets and deferred tax liabilities are classified under non-current assets and liabilities.

When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity.

Use of estimates

Preparing the financial statements and notes required the use of estimates and assumptions both in the recognition of certain assets and liabilities and in the measurement of contingent assets and liabilities. The actual results after the event could differ from such estimates.

Estimates have been used in impairment testing, to determine certain sales revenues, in provisions for risks and charges, in provisions for receivables and other write-downs, amortization and depreciation, the valuation of derivatives, employee benefits and taxes. Estimates and assumptions are revised periodically and the impact of any change is booked immediately to the income statement.

The following are the key assumptions made by management as part of the process of making these accounting estimates. The inherently critical element of such estimates comes from using assumptions or professional opinions on matters that are by their very nature uncertain. Changes in the conditions underlying the assumptions and opinions used could subsequently have a material impact on the results.

Impairment testing

The book value of non-current assets (including goodwill and the other intangible assets) and of the assets available for sale is checked periodically and any time the circumstances or events require them to be checked more often. If it is felt that the book value of a group of non-current assets has suffered an impairment, it is written down to its recoverable value, which is estimated according to its use and future sale, depending on what was established in the Company's latest plans. Management is of the opinion that the estimates of these recoverable values are reasonable; however, possible changes in the factors underlying the estimates on which these recoverable values have been calculated could lead to different assessments. for further details on the methods of carrying out impairment testing and its results, reference should be made to the specific paragraph below.

Revenue recognition

Revenues from sales to retail and wholesaler customers are recognised on an accruals basis. Revenues from sales of electricity and gas to customers are recognised when the supply takes place, based on periodic meter readings; they also include an estimate of the value of electricity and gas consumption from the date of the last reading to the end of the period of reference. Revenues from the date of the last reading and the end of the period are based on estimates of customers' daily consumption, according to their historical profile and adjusted to reflect weather conditions or other factors that may affect the consumption being estimated.

Provisions for risks and charges

In certain circumstances, it is not at all easy to identify whether a current (legal or implicit) obligation exists. The directors evaluate these situations case by case, together with an estimate of the resources required to fulfil the obligation. Estimating such provisions is the result of a complex process that involves subjective judgements on the part of management. When the directors are of the opinion that it is only possible that a liability could arise, the risks are indicated in the section on commitments and contingent liabilities, without making any provision.

Provision for receivables write-downs

The provision for receivables write-downs reflects estimated losses in the Company's receivables portfolio. Provisions have been made to cover expected bad debts, estimated on the basis of past experience of receivables with a similar risk profile, current and past uncollected accounts, reversals and collections, as well as careful monitoring of the quality of the receivables portfolio and the current and foreseeable conditions of the economy and markets of reference.

Even though the provision is considered adequate, the use of different hypotheses or changes in prevailing economic conditions, even more so in this period of recession, could give rise to changes in the provision for receivables write-downs.

Amortization and depreciation

Depreciation and amortization are a relevant expense for the company. Non-current assets are depreciated or amortised each year on a straight-line basis over the useful life of the assets. The useful life of company's non-current assets is established by the directors, with the held of experts, at the time they are purchased. The company periodically evaluates technological and sector developments, dismantling/closure charges and the recovery value as assets to update their residual useful life. This periodic update could entail a change in the period of depreciation or amortization and hence also the depreciation/amortization charge in future years.

Valuation of derivatives

The derivatives used are valuated at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that offer official, liquid forward prices. If the market does not offer forward prices, forecast price curves are used based on simulation models developed by the Company internally. However, the effective results of derivatives could differ from the initial estimates made.

Note that, compared with previous years, the serious turbulence that took place on the markets for the energy commodities traded by the Company, as well the fluctuations in exchange and interest rates towards the end of 2008 and the beginning of 2009, could lead to greater volatility in cash flows and in expected results.

Employee benefits

The calculations of these expenses and the related liabilities are based on actuarial assumptions. The effects of any changes in these assumptions are all charged to the income statement.

Current taxes and the future recovery of deferred tax assets

The uncertainties that exist regarding the correct way of applying certain tax regulations introduced recently have involved the Company taking an interpretative stance when providing for current taxes in these financial statements; such interpretations could be overturned by official clarifications on the part of the tax authorities.

Deferred tax assets are accounted for on the basis of the taxable income expected to be generated in future years. The measurement of expected income for the purpose of accounting for deferred taxation depends on factors that can vary over time and lead to significant effects on the measurement of deferred tax assets.

Notes to the balance sheet

Changes on December 31, 2008

Note that the balance sheet items at December 31, 2009 reflect the impact of the following non-recurring contributions of business units:

- "District Heating" in favour of A2A Calore e Servizi S.r.l.;
- "Telecommunications" in favour of Selene S.p.A.;
- "Brescia waste-to-energy plant" in favour of Aprica S.p.A..



The balance sheet at December 31, 2009 reports assets for 8,500,911 thousand euro and liabilities for 5,067,232 thousand euro; equity amounts to 3,433,679 thousand euro.

Net income of the year comes to 205,992 thousand euro.

ASSETS

Non-current assets

1) Tangible assets

Thousands of euro	Balance at 12 31 2008	Effects of non-recurring transactions	Changes during the year					Balance at 12 31 2009
			Investi-ments	Other changes	Disposals net of depreciation	Deprecia-tion and write-downs	Total changes	
Land	29,178	(1,975)			(3)		(3)	27,200
Buildings	232,361	(34,452)	5,336	45,798		(7,798)	43,336	241,245
Plant and machinery	1,003,343	(321,839)	21,819	63,518	(5,653)	(57,010)	22,674	704,178
Industrial and commercial equipment	3,798	(546)	560	(248)	(8)	(808)	(504)	2,748
Other tangible assets	13,847	(833)	1,101	1,658	(67)	(3,330)	(638)	12,376
Assets under concession (freely transferable)	217,394		197	366		(48,069)	(47,506)	169,888
Construction in progress and advances	37,415	(8,851)	65,703	(66,922)	(77)		(1,296)	27,268
Leasehold improvements	43			1		(4)	(3)	40
Leased assets	46,265	(2,151)		(44,114)			(44,114)	-
Total	**1,583,644**	**(370,647)**	**94,716**	**57**	**(5,808)**	**(117,019)**	**(28,054)**	1,184,943

"Tangible assets" amount to 1,184,943 thousand euro (1,583,644 thousand euro at December 31, 2008) and report a decline of 398,701 thousand euro due to the combined effects of the following transactions:

- sale of the district heating business to A2A Calore & Servizi S.r.l., net of the related depreciation, for 191,064 thousand euro;
- transfer of the incineration business to Aprica S.p.A., net of the related depreciation, for 174,926 thousand euro;
- sale of the telecommunications business to Selene S.p.A., net of the related depreciation, for 4,657 thousand euro;
- investments of 94,716 thousand euro were made during the year;
- reclassification of 57 thousand euro carried out in the year under review;
- disposals of assets for 5,808 thousand euro net of the related depreciation;
- lastly, depreciation and write-downs for 117,019 thousand euro, booked during the year.

For more details on movements during the year please read attachments "1. Statement of changes in tangible assets".

In particular, investments carried during the year relate to:

- buildings for 5,336 thousand euro. In detail, 2,446 thousand euro refer to the building in via della Signora in Milan, 156 thousand euro to works on the building in Bormio and in Fusino, 1,364 thousand euro to works on the Montichiari purification plant in Brescia, 308 thousand euro works on the offices of via Lamarmora in Brescia, 1,062 thousand euro works on buildings in via Caracciolo, piazza Trento and on the warehouse of via Gonin in Milano, via Orobia in Milano, Cassano d'Adda, Grosio and on buildings in the Brescia area;
- non-transferable plant and machinery for 21,819 thousand euro, net of grants received of 1,246 thousand euro. For 594 thousand euro they involve cabling and other investments in data transmission networks for the IT Centre and Call Centre, for 906 thousand euro various activities performed for the Premadio, Grosio, Cassano d'Adda, Boscaccia, Prevalle and Mincio power stations, for 19,535 thousand euro work on piping, connections and plant for the integrated water cycle, for 8 thousand euro investment for the Brescia waste-to-energy plant, for 2 thousand euro purchases of votive lights for the S. Francesco di Mompiano cemetery and 774 thousand euro for the public illumination system;
- transferable plant and machinery for 197 thousand euro, for works carried out at Premadio in the Valtellina;
- equipment for 560 thousand euro;
- furniture, fittings, computers, mobile phones and assets worth less than 516 euro, for 1,101 thousand euro;
- construction in process and advances for 65,703 thousand euro.

The total value of "Tangible assets" includes 27,268 thousand euro (37,415 thousand euro at December 31, 2008) of "Construction in progress and advances", of which the changes of the year, net of non-recurring transactions, amount to 1,296 thousand euro and are made up of:

- the increase of 65,703 thousand euro is attributable for 1,829 thousand euro to works on the buildings in Marmentino, on the accumulation tanks in via Don Vender, Brescia, on various buildings in the Brescia area and for the continuation of works on the buildings in piazza Trento and Premadio; 58,380 thousand euro relate to the Prevalle station, on the waste-to-energy plant of Brescia, on plants at Lovero, Grosio, Premadio, Braulio, Stazzona and Cassano d'Adda; 3,800 thousand euro concern the Mincio plant; 522 thousand euro derive from investments on the Marmentino water network, on the sewer network of Capriano e Mazzano, on the Grosio distribution network and on the telephone network in Valtellina; 1,096 thousand euro relate to consolidation works on the San Giacomo basin and lastly, 76 thousand euro to other tangible assets in construction;
- the decrease, equal to 66,430 thousand euro, concerns for 3,467 thousand euro the completion of works on the buildings of piazza Trento and Premadio; the difference is attributable, in particular: for 55,999 thousand euro, to the waste-to-energy plant in Brescia and to new parts for the Cassano, Grosio, Premadio and Stazzona plants; 3,800 thousand euro are for investments in the Mincio power station; 298 thousand euro are for the distribution network in Grosio, the sewer system in Capriano and the telephone network in Valtellina; 1,993 thousand euro to equipment and other tangible assets; 873 thousand euro derive from work on the San Giacomo and Lovero basins;
- decreases of 16 thousand euro due to the reclassification from construction in progress to assets in operation;
- 77 thousand euro concern disposals of the year;
- 476 thousand euro relate to advances paid by suppliers.



2) Intangible assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactio-ns	Changes during the year						Balance at 12 31 2009
			Capital expend-iture	Other changes	Disposals net of amortiz-ation	Write-downs	Amortiz-ation	Total changes	
Industrial patents and intellectual property rights	17,319	(26)	6,070	5,511			(8,180)	3,401	20,694
Concessions, licences, trademarks and similar rights	13,779	(772)	2,058	301			(2,237)	122	13,129
Goodwill	53,480			1,081		(6,000)		(4,919)	48,561
Assets in progress	3,681		6,740	(5,593)				1,147	4,828
Other intangible assets	560						(83)	(83)	477
Total intangible assets	**88,819**	**(798)**	**14,868**	**1,300**	**-**	**(6,000)**	**(10,500)**	**(332)**	87,689

At the date of the financial statements "Intangible assets" amount to 87,689 thousand euro (88,819 thousand euro at December 31, 2008) and show a net decrease of 1,130 thousand euro resulting from the following combined effects:

- 798 thousand euro, net of amortization of 346 thousand euro, due to the sale of the district heating business to A2A Calore e Servizi S.r.l.;
- 14,868 thousand euro of investments, including 6,070 thousand euro for industrial patents and intellectual property rights, 2,058 thousand euro for concessions, licences, trademarks and similar rights, and 6,740 thousand euro for intangible assets in progress (mainly 1,560 thousand euro for the integration of Group companies in the SAP system, 1,492 thousand euro for the communication/sale/distribution protocol and 627 thousand euro for the "personnel integration systems");
- 10,500 thousand euro refer to the amortization charged during the year;
- 1,300 thousand euro for the classification of assets from one category to another. In particular there has been an increase of 1,081 thousand euro due to the acquisition of the Property Management business from A2A Calore e Servizi S.r.l.;
- 6,000 thousand euro refer to the write-downs carried out during the year of "Goodwill".

For more details, please read attachment "2. Statement of changes in intangible assets".

Goodwill

Thousands euro	Balance at 12 31 2008	Non-recurring transact-ions	Changes during the year						Balance at 12 31 2009
			Capital expend-iture	Other changes	Reclassific-ations	Disposals/ write-downs	Amortiz-ation	Total changes	
Goodwill	53,480			1,081		(6,000)		(4,919)	48,561
Total	**53,480**	**-**	**-**	**1,081**	**-**	**(6,000)**	**-**	**(4,919)**	48,561

IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that goodwill does not generate independent cash flows nor can it be sold independently, IAS 36 states that the recoverable value of goodwill shown in the balance sheet can be estimated on a residual basis, determining the cash flows generated by a series of assets that make up the Cash Generating Unit (CGU) to which they belong.

Given that this is goodwill that arose as a result of extraordinary transactions with third parties, the goodwill shown in the separate financial statements forms part of the goodwill in the consolidated annual report. the approach followed in identifying the CGUs, in allocating the goodwill and in determining the recoverable values is therefore consistent with that adopted in the consolidated financial statements, to which reference should be made for further information (note 2).

Impairment testing revealed the need to write down the goodwill allocated to the Integrated Water Cycle CGU by 6,000 thousand euro.

3) Shareholdings and other non-current financial assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactio-ns	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	***12 31 2009***
Shareholdings in subsidiaries	3,300,562	300,152	766,944	4,367,658		
Shareholdings in associates	571,238		468,896	1,040,134		
Other non-current financial assets	547,262		(507,021)	40,241	3,579	2,343
Shareholdings and other non-current financial assets	**4,419,062**	**300,152**	**728,819**	5,448,033	***3,579***	***2,343***

Shareholdings in subsidiaries

"Shareholdings in subsidiaries" are equal to 4,367,658 thousand euro (3,300,562 thousand euro at December 31, 2008).

The changes occurred during the year are shown in the table below:

Shareholdings in subsidiaries - *Thousands euro*	Total
Balance at December 31, 2008	3,300,562
Changes during the year:	
– effect of non-recurring transactions	300,152
– sales	(7)
– acquisition and capital increases	60,362
– revaluations	–
– write-downs	–
– other changes	706,589
Total changes for the year	**1,067,096**
Total changes net of non-recurring transactions	**766,944**
Balance at December 31, 2009	**4,367,658**

The amount of shareholdings in subsidiaries increases by 766,944 thousand euro compared with the end of the previous year, net of the effect of non-recurring transactions of 300,152 thousand euro, and is attributable:

- for 7 thousand euro, to the decrease resulting from the sale of 100% in Energen S.r.l.;
- for 60,362 thousand euro, to the increase of 33,554 thousand euro deriving from the subscription of the increase in the share capital of shareholdings held in Abruzzo Energia S.p.A. (26,438 thousand euro), in Proaris S.r.l. (3,546 thousand euro), in Ostros Energia S.r.l. (3,330 thousand euro), in Partenope Ambiente S.p.A. (120 thousand euro), in A2A Logistica S.p.A. (120 thousand euro), and of the increase of 26,808 thousand euro, resulting from: 26,508 thousand euro of the acquisition of the Aspem Group and 300 thousand euro of the purchase of the company A2A Montenegro DOO;
- for 706,589 thousand euro, mainly to the increase, amounting 706,689 thousand euro, in the shareholding (100%) in A2A Produzione S.r.l., following the partial spin-off of E.ON Produzione S.p.A. in favour of the latter, and for 100 thousand euro to the decline caused by the reclassification of the shareholding in Retrasm S.r.l. to "Non-current assets held for sale".

We would point out that as part of the above mentioned spin-off transaction the business, comprising the thermoelectric plant of Monfalcone and the hydroelectric plants of Calabria, was transferred to A2A Produzione S.r.l..

For details on changes in shareholdings, please see attachment 3/a for the shareholdings in subsidiaries and attachment 4/a for the comparison between the book value of shareholdings and the corresponding portion of equity. Even if the book value of investments is higher than the portions of net equity pertaining to the Company, A2A has not written them down as the companies have positive earnings prospects.

Shareholdings in associates

"Shareholdings in associates" are equal to 1,040,134 thousand euro (571,238 thousand euro at December 31, 2008).

Movements of the year are shown below:

Shareholdings in associates - *Thousands euro*	Total
Balance at December 31, 2008	571,238
Changes during the year:	
- acquisition and capital increases	471,882
- sales	(2,986)
- revaluations	-
- write-downs	-
- reclassifications	-
- other changes	-
Total changes for the year	468,896
Balance at December 31, 2009	1,040,134

Shareholdings in associates at December 31, 2009 present an increase of 468,896 thousand euro on the previous year, attributable to the combined effect of the following transactions:

- an increase of 471,882 thousand euro made up of: 442,315 thousand euro for the acquisition of 43.70% in the share capital of Elektroprivreda Crne Gore AD Nikšić (EPCG), 19,067 thousand euro for the acquisition of 39.49% of the share capital of Rudnik Uglja AD Pljevlja (a coal mine in Pljevlja) and 10,500 thousand euro of the subscription of the capital increase of Ergosud S.p.A., of which the company holds 50% of the share capital;
- a decrease of 2,986 thousand euro comprising: 2,531 thousand euro, the sale of the shareholding in Malpensa Energia S.r.l. and 455 thousand euro the sale of the 40% shareholding in Giudicarie Gas S.p.A.

For further details, please see attachments 3/b and 4/b on shareholdings in associates. In the same as for the subsidiaries, the Company did not think it opportune to write down the shareholdings in associates.

Other non-current financial assets

"Other non-current financial assets" report a balance of 40,241 thousand euro (547,262 thousand euro at December 31, 2008) of which:

- convertible bond loan for 26,383 thousand euro (25,615 thousand euro at the end of the previous year), issued by Metroweb S.p.A. and entirely subscribed by A2A S.p.A. in accordance with the sale agreements of the shareholding; the increase of 768 thousand euro, compared with the end of 2008, is due to the capitalisation of interest;
- financial assets held to maturity of 94 thousand euro (102 thousand euro at December 31, 2008) are represented by Government securities;
- financial assets with related parties for 2,249 thousand euro (3,477 thousand euro at December 31, 2008). This caption entirely refers to financial receivables from subsidiaries mainly from SEASM S.r.l.;
- financial assets held for sale 11,515 thousand euro (518,068 thousand euro at December 31, 2008), report a decline of 506,553 thousand euro due to the reclassification of the shareholding in Alpiq Holding AG to "Non-current assets held for sale".

4) Deferred tax assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Changes during the year	Balance at 12 31 2009
Deferred tax assets	**96,613**	**(2,437)**	**17,990**	112,166

"Deferred tax assets" amount to 112,166 thousand euro and increase by 17,990 thousand euro, net of the effect of non-recurring transactions of 2,437 thousand euro.

The recognition of these assets derives from the provisions, writedowns and depreciation recorded by the company that will become tax deductible in future years. Forecasts confirm that these assets will be recoverable against the profits earned in future years.

For further information, please read the comment on "Income taxes" in the notes to the income statement.

5) Other non-current assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactio-ns	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	*12 31 2009*
Non-current derivatives	40,391		(6,611)	33,780	*40,391*	*33,780*
Other non-current assets	11,582	(10,804)	(152)	626		
Total other non-current assets	**51,973**	**(10,804)**	**(6,763)**	34,406	**40,391**	**33,780**

"Other non-current assets" amount to 34,406 thousand euro (51,973 thousand euro at December 31, 2008), with a decrease of 6,763 thousand euro compared with the previous year, net of the effect of non-recurring transactions of 10,804 thousand euro, and are made up of:

- 33,780 thousand euro for non-current hedging derivatives, principally contracts stipulated in connection with committed lines of credit and Interest Rate Swap (IRS) contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption shows a decrease of 6,611 thousand euro on the previous year mainly due to the measurement at fair value;
- 626 thousand euro for other non-current assets related to other receivables.

CURRENT ASSETS

6) Inventories

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Changes during the year	Balance at 12 31 2009
Inventories	**16,975**	**(4,782)**	**(1,139)**	11,054

At December 31, 2009, "Inventories" amount to 11.054 thousand euro (16,975 thousand euro at December 31, 2008) and show a decrease of 1,139 thousand euro net of the effect of non-recurring transactions of 4,782 thousand euro. This caption includes inventories of materials for 10,996 thousand euro and fuel for 58 thousand euro.

7) Trade receivables

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Changes during the year	Balance at 12 31 2009
Trade receivables	405,019	(116,500)	(43,706)	244,813
Provision for receivables write-downs	(4,160)	1,350	(919)	(3,729)
Total trade receivables	**400,859**	**(115,150)**	**(44,625)**	**241,084**

At December 31, 2009, trade receivables amount to 241,084 thousand euro (400,859 thousand euro at December 31, 2008) and decrease by 44,625 thousand euro, net of the effect of non-recurring transactions of 115,150 thousand euro, related:

- for 43,757 thousand euro to the decrease in receivables from related parties due to the decline in receivables from subsidiaries, partly compensated by the rise in receivables from parent entities and associates;
- for 1,605 thousand euro to the increase in receivables from customers;
- for 2,473 thousand euro to the decline in receivables for contract work in progress.

At the date of the financial statements the provision for receivables write-downs amount to 3,729 thousand euro and increase by 919 thousand euro, net of the effect of non-recurring transactions of 1,350 thousand euro. This reserve is considered adequate to cover the risk.

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Provisions	Utilisations	Other changes	Balance at 12 31 2009
Provision for bad and doubtful accounts from users and customers	4,160	(1,350)	925	(1)	(5)	3,729

8) Other current assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Changes during the year	Balance at 12 31 2009
Other current assets	77,818	(3,228)	1,555	76,145
Total other current assets	**77,818**	**(3,228)**	**1,555**	**76,145**

"Other current assets" show a balance of 76,145 thousand euro (77,818 thousand euro at December 31, 2008) with an increase, net of the non-recurring transactions of 3,228 thousand euro, of 1,555 thousand euro.

This caption mainly refers to receivables from subsidiaries for the Group tax filing of 35,551 thousand euro, receivables for VAT and other receivables from the tax authorities of 31,179 thousand euro, advances to suppliers of 1,112 thousand euro, receivables from the Electricity Equalisation Fund of 719 thousand euro, and miscellaneous other receivables of 5,744 thousand euro.

9) Current financial assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transact-ions	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	*12 31 2009*
Current financial assets						
Financial assets due from related parties	395,128	21,272	397,644	814,044	*395,128*	*814,044*
Total	**395,128**	**21,272**	**397,644**	814,044	**395,128**	**814,044**



"Current financial assets" amount to 814,044 thousand euro and refer to:

- 812,818 thousand of euro of financial receivables from subsidiaries due to the balance of intercompany current accounts. The interest rates on intercompany current accounts are obtained by adding a spread to the 6-month Euribor;
- per 1,226 thousand euro, to financial receivables from associates.

The rise, net of the merger effect and of non-recurring transactions, comes to 397,644 thousand euro and mainly concerns amounts accrued on the current account with subsidiaries.

10) Current tax assets

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Changes during the year	Amounts at 12 31 2008
Cash and cash equivalents	**-**	**-**	**76,987**	76,987

At December 31, 2009 this caption comes to 76,987 thousand euro (zero balance at 31 December 31 2008) and refers to the tax credit for IRES and IRAP for the year.

11) Cash and cash equivalents

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transact-ions	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	12 31 2009
Cash and cash equivalents	**32,623**	**-**	**(24,828)**	7,795	32,623	7,795

"Cash and cash equivalents" at December 31, 2009 amount to 7,795 thousand euro (32,623 thousand euro at December 31, 2008), showing a decline of 24,828 thousand euro compared with the end of the previous year. Bank deposits include interest accrued but not yet credited at the year-end.

12) Non-current assets held for sale

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transact-ions	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	12 31 2009
Non-current assets held for sale	**482,936**	**-**	**(76,372)**	406,564	-	-

At December 31, 2009 this caption shows a balance of 406,564 thousand euro and concerns the classification to it of the shareholdings in Alpiq Holding AG for 406,464 thousand euro (5.16%) and Retrasm S.r.l. for 100 thousand euro.

The shareholding in Alpiq Holding AG has been reclassified from "Other non-current financial assets" for 505,534 thousand euro, with a decrease of 99,070 thousand euro on December 31, 2008, due to its measurement at fair value during the year.

During the previous year, "Non-current assets held for sale" amounted to 482,936 thousand euro and related to the shareholding in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), which was disposed of during 2009 through the partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., transferring to the beneficiary company the thermoelectric plant at Monfalcone and the hydroelectric plants in Calabria in exchange for the cancellation of A2A S.p.A.'s 20% stake in E.ON Produzione S.p.A..

EQUITY AND LIABILITIES

Equity

Equity, which at December 31, 2009 amounts to 3,433,679 thousand euro (3,574,518 thousand euro at December 31, 2008), is detailed in the table below:

Thousands of euro	**Balance at 12 31 2008**	**Effect of non-recurring transactions**	**Changes during the year**	**Balance at 12 31 2009**
Equity				
Share capital	1,629,111			1,629,111
(Treasury shares)	(107,304)		46,413	(60,891)
Reserves	1,881,006	(840)	(220,699)	1,659,467
Net income for the year	171,705		34,287	205,992
Total equity	**3,574,518**	**(840)**	**(139,999)**	3,433,679

13) Share capital

At December 31, 2009 the share capital amounts to 1,629,111 thousand euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each.

14) Treasury shares

At December 31, 2009, treasury shares amount to 60,891 thousand euro (107,304 thousand euro at December 31, 2008) and comprise the 26,917,609 treasury shares held by the Company (47,434,850 shares at the end of the previous year). The decrease of 46,413 thousand euro reflects the 20,517,241 A2A shares given to the Municipality of Varese as consideration for the acquisition of the Aspem Group, which was concluded on January 15, 2009. Following this transaction, the Municipality of Varese owns 0.6% of A2A S.p.A.'s capital.

15) Reserves

Thousands of euro	**Balance at 12 31 2008**	**Effect of non-recurring transactions**	**Changes during the year**	**Balance at 12 31 2009**
Other reserves	**1,881,006**	**(840)**	**(220,699)**	1,659,467
of which				
Cash flow hedge reserves	9,318		(5,840)	3,478
Available for sale reserves	414,569		(65,399)	349,170

"Reserves", which at December 31, 2009 show a positive balance of 1,659,467 thousand euro (1,881,006 thousand euro at December 31, 2008), include the effects on the balance sheet of non-recurring transactions, negative for 840 thousand euro. The changes during the year are also negative for 220,699 thousand euro, mainly because of the distribution of dividends.

It is worth noting that reserves include the following restricted reserves:

- 175,528 thousand euro, mainly related to the reserve deriving from the spin-off transaction which took place in 1999. this reserve becomes available for distribution as the transferee companies amortise the higher values that led to the gain on transfer;
- 349,170 thousand euro for the restricted and non-distributable reserve under arts. 6.1. b), and 7 of Decree 38 of February 28, 2005, for the valuation of available for sale items;
- 3,478 thousand euro for the cash flow hedge reserve which includes the valuation at fair value of hedging derivatives net of the tax effect;
- 151,386 thousand euro, as legal reserve.

16) Net income for the year



Net income for the year amounts to 205,992 thousand euro.

It is worth mentioning that total provisions and adjustments carried out pursuant to art. 109.4.B of T.U.I.R. amount to 163,714 thousand euro, net of the deferred tax reserve relating to the amounts deducted.

Dividends were distributed in 2009 for a total of 301,175 thousand euro (0.097 euro per share).

LIABILITIES

Non-current liabilities

17) Non-current financial liabilities

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transact-ions	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	*12 31 2009*
Non-convertible bonds	1,103,664		1,021,118	2,124,782	1,103,664	2,124,782
Due to banks	1,673,348		(76,681)	1,596,667	1,673,348	1,596,667
Finance lease payables	1,124	(916)		208	1,124	208
Financial payables to subsidiaries	391		(391)		391	
Total	**2,778,527**	**(916)**	**944,046**	3,721,657	**2,778,527**	**3,721,657**

"Non-current financial liabilities" amount to 3,721,657 thousand euro (2,778,527 thousand euro at December 31, 2008), with a rise of 944,046 thousand euro, net of the effect of non-recurring transactions of 916 thousand euro.

"Non-convertible bonds" consist of four bonds issued by the Group:

- a ten-year bond with a nominal value of 500,000 thousand euro issued on May 28, 2004, at a nominal fixed rate of 4.875%; its valuation at amortized cost amounts to 497,576 thousand euro;
- a thirty-year bond issued in yen on August 10, 2006, with a nominal value of 98,000 thousand euro and a fixed rate of 5.405%; its valuation at amortized cost amounts to 97,514 thousand euro;
- a bond with a nominal value of 500,000 thousand euro issued on October 30, 2003 with a ten-year duration and a nominal fixed rate of 4.875%, the fair value of which at December 31, 2009, following the exercise of the fair value option on transition to IFRS amounts to 530,550 thousand euro.
- a bond with a nominal value of 1,000,000 thousand euro issued on October 27, 2009, with a seven-year duration and a nominal fixed rate of 4.627%; its valuation after the stipulation of IRS to hedge interest risk, is shown under the fair value hedge. This financial instrument (bond) has therefore been valued at amortised cost adjusted by the fair value of the underlying risk. At December 31, 2009 its value comes to 999,142 thousand euro.

The remeasurements of non-convertible bonds at the year-end at fair value and amortised cost led to an increase in "Non-current financial liabilities" of 21,976 thousand euro.

Amounts "due to banks" declined by 76,681 thousand euro during the year because of the use of medium and long-term committed credit lines to replace those in expiry.

The significant decrease in "Finance lease payables", amounting to 916 thousand euro, is attributable to non-recurring transactions occurred during the year.

18) Deferred tax liabilities

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Changes during the year	Balance at 12 31 2009
Deferred tax liabilities	**191,954**	**(37,288)**	**(20,874)**	133,792

This caption, 133,792 thousand euro, includes deferred tax liabilities for IRES and IRAP on changes and provisions made solely for tax purposes and has decreased by 20,874 thousand euro, net of the effect of non-recurring transactions.

For further information, please read the income statement caption "Income taxes".

19) Employee benefits

At the end of the year, "Employee benefits" amount to 109,671 thousand euro (119,102 thousand euro at December 31, 2008) and report the following changes:

Thousands of euro	Balance at 12 31 2008	Effect of non-recurring transactions	Provisions	Utilisations	Other changes	Balance at 12 31 2009
Severance indemnities	34,619	(3,631)	4,638	(3,025)	(1,986)	30,615
Employee benefits	84,483	(1,504)	163	(5,562)	1,476	79,056
Total	**119,102**	**(5,135)**	**4,801**	**(8,587)**	**(510)**	109,671

The main assumptions used in estimating severance indemnities and employee benefits are:

	2009	2008
Discount rate	min, 4.0% - max 4.5%	4.5%
Annual inflation rate	2.0%	2.5%

20) Provisions for risks, charges and liabilities for landfills

Thousands of Euro	Balance at 12 31 2008	Effect of non-recurring transactions	Provisions	Utilisations	Other changes	Balance at 12 31 2009
Provisions for risk, charges and liabilities for landfills	115,957	(5,844)	(4,203)	(39,784)	10	66,136

At December 31, 2009 provisions amount to 66,136 thousand euro (115,957 thousand euro at December 31, 2008). Provisions amounted to 4,203 thousand euro and mainly related to disputes with certain entities in connection with local taxes, disputes with Social Security Entities, as well as the lawsuits outstanding with employees and third parties. Other changes principally concern overprovisions released during the year.

21) Other non-current liabilities



Thousands of Euro	Balance at 12 31 2008	Effect of non-recurring transact-ions	Changes during the year	Balance at 12 31 2009	*of which included in equity*	
					12 31 2008	*12 31 2009*
Other non-current liabilities	3,297		7	3,304		
Non-current derivatives	3,012		21,096	24,108	3,012	24,108
Total other non-current liabilities	**6,309**	**-**	**21,103**	27,412	**3,012**	**24,108**

"Other non-current liabilities" amount to 27,412 thousand euro and concern:

- 3,304 thousand euro for water fees due to the Mantua Territorial Office in connection with the water used by the Mincio power station;
- 24,108 thousand euro for the measurement at fair value of the derivatives hedging interest rate risk on floating-rate loans.

CURRENT LIABILITIES

22) Trade payables and other current liabilities

Thousands of euro	**Balance at 12 31 2008**	**Effect of non-recurring transactions**	**Changes during the year**	Balance at 12 31 2009
Advances	205		35	240
Trade payables	155,840	(62,880)	25,510	118,470
Trade payables to related parties	113,261	(21,902)	(13,055)	78,304
- Subsidiaries	*103,149*	*(18,596)*	*(12,925)*	*71,628*
- Parent companies	*4,742*	*(3,306)*	*(1,309)*	*127*
- Associates	*5,370*		*1,179*	*6,549*
Total trade payables	**269,306**	**(84,782)**	**12,490**	**197,014**
Payables to social security institutions	17,235		(1,920)	15,315
Other payables:	76,778	(3,994)	31,879	104,663
- payables for tax consolidation	*21,197*		36,815	*58,012*
- payables to personnel	*17,497*	*(1,985)*	(2,209)	*13,303*
- payables to CCSE	*3*			*3*
- VAT and other payables	*8,811*	*(3)*	516	*9,324*
- other	*29,270*	*(2,006)*	(3,243)	*24,021*
Other current liabilities	21,099	(58)	(54)	20,987
Total other current liabilities	**115,112**	**(4,052)**	**29,905**	140,965
Total	**384,418**	**(88,834)**	**42,395**	337,979

"Trade payables and other current liabilities" come to 337,979 thousand euro (384,418 thousand euro at December 31, 2008) and increase by 42,395 thousand euro, net of the effect of non-recurring transactions of 88,834 thousand euro.

23) Current financial liabilities

Thousands of euro	**Balance at 12 31 2008**	**Effect of non-recurring transact-ions**	**Changes during the year**	Balance a 12 31 2009	***of which included in equity***	
					12 31 2008	***12 31 2009***
Due to banks	193,397		54,753	248,150	*193,397*	*248,150*
Finance lease payables	18,068	(266)	(17,682)	120	*18,068*	*120*
Financial payables to Parent Entities	363		28	391	*363*	*391*
Financial payables to related parties	256,294	(47,300)	212,931	421,925	*256,294*	*421,925*
Total	**468,122**	**(47,566)**	**250,030**	670,586	***468,122***	***670,586***

"Current financial liabilities" total 670,586 thousand euro (468,122 thousand euro at

December 31, 2008) and show an increase of 250,030 thousand euro, net of the effect of non-recurring transactions of 47,566 thousand euro. This rise is justified by the increase in amounts due to banks, in payables to Parent Entities due principally to the current account overdraft with the Municipality of Brescia and in financial payables to related parties, partly compensated by the reclassification of current portions of finance lease payables.

Note that the interest rates on intercompany current accounts are calculated applying a spread on six-month Euribor.

24) Tax liabilities

Thousands of euro	**Balance at 12 31 2008**	**Effect of non-recurring transactions**	**Changes during the year**	Balance at 12 31 2009
Tax liabilities	**7,544**	**15,682**	**(23,226)**	-

Tax liabilities, at December 31, 2009 show a zero balance (7,544 thousand euro at December 31, 2008); the change of the year, net of the merger effect, decreases by 23,226 thousand euro.

Net debt

25) Net debt

(pursuant to Consob Communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net debt:

Thousands of euro	Notes	12 31 2009	01 01 2009 After non-recurring transactions	12 31 2008
Bonds - non-current portion	17	2,124,782	1,103,664	1,103,664
Bank loans - non-current portion	17	1,596,667	1,673,348	1,673,348
Finance leases - non-current portion	17	208	208	1,124
Financial liabilities to Parent Entities	17	-	391	391
Other non-current liabilities	21	24,108	3,012	3,012
Total medium/long-term debt		3,745,765	**2,780,623**	**2,781,539**
Non-current financial assets with related parties	3	(2,249)	(3,477)	(3,477)
Other non-current financial assets and other non-current assets	3-5	(33,874)	(40,493)	(40,493)
Medium/long-term loans		(36,123)	**(43,970)**	**(43,970)**
TOTAL NET NON-CURRENT DEBT		3,709,642	**2,736,653**	**2,737,569**
Bank loans - current portion	23	248,150	193,397	193,397
Finance leases - current portion	23	120	17,802	18,068
Financial liabilities to Parent Entities	23	391	363	363
Financial liabilities to related parties - current portion	23	421,925	208,994	256,294
Total short-term debt		670,586	**420,556**	**468,122**
Financial assets to Parent Entities	9	-	(25,066)	(25,066)
Financial assets with related parties - current portion	9	(814,044)	(391,334)	(370,062)
Total short-term financial receivables		(814,044)	**(416,400)**	**(395,128)**
Cash and cash equivalents	11	(7,795)	**(32,623)**	**(32,623)**
Total current net debt		(151,253)	**(28,467)**	**40,371**
NET DEBT		3,558,389	**2,708,186**	**2,777,940**



Notes to the statement of comprehensive income

Changes on December 31, 2008:

We would point out that because of the effect of the non-recurring transactions that took place in 2009, the income statement figures are not comparable with the previous year's results.



26) Revenues

The revenues in 2009 are equal to 736,134 thousand euro (1,098,118 thousand euro at December 31, 2008), with a decline of 361,984 thousand euro.

The more significant figures are detailed below.

Revenues - *Thousands of euro*	12 31 2009	**12 31 2008**
Revenues from the sale of goods	182,372	595,428
Revenues from services	463,121	475,604
Total revenues from the sale of goods and services	645,493	**1,071,032**
Other operating income	90,641	**27,086**
Total revenues	736,134	**1,098,118**

"Revenues from the sale of goods and services" amount to 645,493 thousand euro (1,071,032 thousand euro in 2008) and decrease by 425,539 thousand euro. The decrease is due to lower revenues from the sale of goods for 413,056 thousand euro, principally attributable to non-recurring transactions carried out during the year and to lower revenues from services for 12,483 thousand euro, caused by the decline in services to the Municipality of Milan; this decline is partly off-set by the rise in revenues deriving from tolling agreements and power purchase agreements signed with A2A Trading S.r.l. and for hydroelectric and thermoelectric production plants.

"Other operating income", equal to 90,641 thousand euro (27,086 thousand euro in the previous year) refers mainly to rents from subsidiaries and associates, to out-of-period income for overprovisions in prior years, to reimbursements for damages and penalties recognised by users, insurance companies and individuals, as well as to the sale of appliances and materials.

Details of the main captions are as follows:

Thousands of euro	12 31 2009	12 31 2008
Sale of electricity of which:	52,258	201,315
– third-party customers	*43,349*	*123,619*
– subsidiaries	*8,875*	*77,696*
– related parties	*34*	
Sale of gas of which:	–	245,704
– third-party customers	–	*44,111*
– subsidiaries	–	*201,593*
Sale of heat of which:	15,630	71,190
– subsidiaries	*15,630*	*71,190*
Sale of water of which:	34,784	35,992
– subsidiaries	*34,010*	*35,992*
– Municipalities of Milan and Brescia	*774*	–
Sale of materials of which:	10,303	8,719
– third-party customers	55	–
– subsidiaries	*10,220*	*8,719*
– related parties	*28*	–
Connection contributions of which:	2,223	3,381
– third-party customers	*2,223*	*3,381*
Other operating income on energy markets	6	–
Sale of certificates and emission rights of which:	67,168	29,127
– third-party customers	*697*	*375*
– subsidiaries	*66,471*	*28,752*
– related parties	–	–
Total revenues from the sale of goods	182,372	**595,428**
Services of which:		
– third-party customers	*41,767*	*42,216*
– subsidiaries	*389,543*	*386,524*
– Municipalities of Milan and Brescia	*29,443*	*44,603*
– related parties	*2,368*	*2,261*
Total revenues from services	463,121	**475,604**
Total revenues from the sale of goods and services	645,493	**1,071,032**
Other operating income of which:		
– subsidiaries	7,810	5,301
– related parties	970	897
Overprovision of risk reserves	–	10,992
Other revenues	81,861	9,896
Total other operating income	90,641	**27,086**
Total revenues	736,134	**1,098,118**



27) Operating expenses

"Operating expenses" are equal to 324,360 thousand euro (608,698 thousand euro in 2008), with a decrease of 284,338 thousand euro.

Details of this caption are given below:

Operating expenses - *Thousands of euro*	12 31 2009	**12 31 2008**
Raw materials and consumables used	43,904	336,865
Services	212,707	206,998
Total expenses for raw materials and services	256,611	**543,863**
Other operating expenses	67,749	**64,835**
Total operating expenses	324,360	**608,698**

"Expenses for raw materials and services" amount to 256,611 thousand euro (543,863 thousand euro in 2008), a reduction of 287,252 thousand euro.

This decrease is due to lower costs incurred for the purchase of raw materials and consumables, 292,961 thousand euro, mainly attributable to non-recurring transactions during the year and higher expenses for services, 5,709 thousand euro, relating to subcontracted works and various services from third parties, subsidiaries and associates.

The principal captions are analysed in detail below:

Expenses for raw materials and services - *Thousands of euro*	12 31 2009	12 31 2008
Purchases of power and fuel of which:	13,239	315,219
– third-party suppliers	*1,223*	*270,372*
– subsidiaries	*12,016*	*44,476*
– related parties	–	*371*
Change in the inventories of fuel	(6)	149
Purchases of industrial demineralised water	4	1
Purchases of materials of which:	29,220	21,506
– third-party suppliers	*27,296*	*20,137*
– subsidiaries	*1,924*	*1,369*
Change in the inventories of materials	1,145	(10)
Purchases of emission certificates and allowances of which:	302	–
– subsidiaries	*302*	
Total raw materials and consumables used	**43,904**	**336,865**
Electricity delivery and transport expenses	29	856
Transport from subsidiaries	–	88
Subcontracted works	49,503	48,876
Services of which:	163,175	157,178
– third-party suppliers	*84,516*	*76,263*
– subsidiaries	*63,950*	*67,606*
– Parent company	*251*	*233*
– associates	*14,458*	*13,076*
Total services used	**212,707**	**206,998**
Total expenses for raw materials and services	**256,611**	**543,863**
Leasehold improvements:	4,428	8,673
– third-party suppliers	4,413	2,959
– subsidiaries	15	5,714
Other sundry operating expenses	39,191	50,180
Other expenses from subsidiaries	18,337	4,560
Losses on disposal of tangible assets	5,793	1,422
Other operating expenses	67,749	64,835
Total operating expenses	**324,360**	**608,698**

Note that, during the year, the Company paid 302 thousand euro of contributions to the AEM and ASM foundations.

28) Labour costs

At December 31, 2009 labour cost, net of capitalised expenses, come to 113,669 thousand euro (120,529 thousand euro in 2008).

Labour costs are detailed below:

Labour costs - *Thousands of euro*	12 31 2009	**12 31 2008**
Wages and salaries	71,734	69,108
Social security charges	25,002	25,428
Severance indemnities	4,638	6,212
Other costs	12,295	19,781
Total labour costs	113,669	**120,529**

The following table shows the average number of employees during the year, split by category:

	2009	**2008**
Managers	53	53
Supervisors	125	126
White-collar workers	1,044	1,191
Blue-collar workers	346	390
Total	1,568	**1,760**

This item also includes the directors' fees paid by A2A S.p.A.

29) Gross operating income

As a result of the above movements, gross operating income at December 31, 2009 amounts to 298,105 thousand euro (368,890 thousand euro at December 31,2008).

30) Depreciation, amortization, provisions and write-downs

"Depreciation, amortization, provisions and write-downs" amount to 130,241 thousand euro (163,379 thousand euro at December 31, 2008) with a decline of 33,138 thousand euro.

These charges are analysed in the following table:

Depreciation, amortization, provisions & write-downs -*Thousands of euro*	12 31 2009	12 31 2008
Amortization of intangible assets	10,500	7,377
Depreciation of tangible assets, of which:	117,019	133,487
-1. *depreciation*	*68,951*	*86,510*
-2. *depreciation of assets under concession (freely transferable)*	*48,068*	*46,977*
Total depreciation and amortization	127,519	**140,864**
Other write-downs of non-current assets	6,000	2,000
Write-down of receivables included in current assets and in cash and cash equivalents	925	1,200
Provisions for risks and charges	(4,203)	19,315
Total depreciation, amortization, provisions and write-downs	130,241	**163,379**

In particular, "Amortization" amounts to 127,519 thousand euro (140,864 thousand euro in 2008), with a net decrease of 13,345 thousand euro resulting from:

- 3,122 thousand euro of higher amortization of intangible assets;
- 16,467 thousand euro of lower depreciation. Note that depreciation is calculated on the basis of technical and economic rates considered representative of the residual useful life of tangible assets and that freely transferable assets under concession (hydroelectric works) are depreciated over the duration of the concession and according to current regulations.

"Other write-downs" of fixed assets, booked for 6,000 thousand euro (2,000 thousand euro at December 31, 2008), with a rise of 4,000 thousand euro, relate to the write-down of part of the goodwill following impairment testing.

The "Write-downs of receivables" show an amount of 925 thousand euro (1,200 thousand euro in 2008), recording a decrease of 275 thousand euro.

"Provisions for risks and charges" are negative for 4,203 thousand euro (positive for 19,315 thousand euro in the previous year) and refer for 9,683 thousand euro relate to provisions for outstanding disputes with social security entities, for 4,724 thousand euro and to provisions for risks and charges set aside in the year under review, and for 18,610 thousand euro to utilisations, after the Court of Cassation decided in favour of the A2A Group in the dispute against social security entities for health contributions.

31) Net operating income

The "Net operating income" comes to 167,864 thousand euro (205,511 thousand euro at December 31, 2008).

32) Financial balance

The "Financial balance" shows a negative balance of 33,377 thousand euro (negative for 12,757 thousand euro in the previous year).

Details of the more important items are given below:

Financial income

Financial income - *Thousands of euro*	12 31 2009	12 31 2008
Income from financial assets held for trading;	–	**40**
- from financial assets which do not represent shareholdings	–	*40*
Income from sale of financial assets	675	-
Income on derivatives:	-	**7,865**
- Fair value derivatives on 500 million bond	–	*19,259*
- Fair value option on 500 million bond	–	*(9,971)*
- Realised on derivative on 500 million bond	–	*(2,561)*
- Realised on derivative on Cassa DD.PP. loan	–	*1,035*
- Fair value derivative Cassa DD.PP. loan	–	*103*
- Fair value of derivative hedging revolving lines	–	-
- Realised revolving lines	–	-
Income from financial assets:	226,829	**172,343**
- Income on dividends:	210,143	151,363
- *subsidiaries*	*207,215*	*147,208*
- *associates*	*2,849*	*4,061*
- *other companies*	*79*	*94*
- Income on receivables/securities booked under non-current assets:	775	795
- *associates*	–	*24*
- *other*	*775*	*771*
- Income on receivables/securities booked under current assets:	15,105	19,878
- *subsidiaries*	*14,091*	*16,666*
- *associates*	*88*	-
- *parent companies*	*362*	*315*
- *others:*	*564*	*2,897*
a) *bank current*	*347*	*2,225*
b) *other receivables*	*217*	*672*
- Exchange gains	806	307
Total financial income	227,504	**180,248**

"Financial income" total 227,504 thousand euro (180,248 thousand euro at December 31, 2008) and mainly represent income on financial assets, of 226,829 thousand euro (172,343 thousand euro at December 31, 2008), and concern:

- income on dividends of 210,143 thousand euro (151,363 thousand euro in the previous year) which refer to dividends distributed by subsidiaries, 207,215 thousand euro, associates, 2,849 thousand euro, and certain shareholdings of A2A S.p.A., 79 thousand euro;
- income on receivables/securities booked under non-current assets for 775 thousand euro (795 thousand euro at December 31, 2008), relating mainly to interest on fixed-interest securities;
- income on receivables/securities booked under current assets for 15,105 thousand euro (19,878 thousand euro at December 31, 2008), relate to interest income from subsidiaries accrued on intercompany current accounts, for 88 thousand euro to interest income from associates, for 14,091 thousand euro (16,666 thousand euro at December 31, 2008), to interest income from the Municipality of Milan for 362 thousand euro (315 thousand euro at December 31, 2008) and interest income on bank deposits and on other receivables for 564 thousand euro (2,897 thousand euro at December 31, 2008);
- exchange gains are equal to 806 thousand euro (307 thousand euro in the previous year).

The nature and content of derivatives are described in the paragraph "Other information".

Financial expenses

Financial expenses - *Thousands of euro*	12 31 2009	12 31 2008
Expenses on financial assets held for trading	–	**15,548**
– *shareholdings*	–	15,548
Charges on derivatives	34,949	**16,511**
– *Fair value on derivative for revolving Lines*	18,769	20,634
– *Fair value on BBVA derivatives*	(35)	64
– *Realised revolving lines*	(3,215)	(4,172)
– *Realised on BBVA derivative*	156	(15)
– *Fair value of derivative on 500 million bond*	(633)	–
– *Fair value option on 500 million Bond*	21,485	–
– *Realised on derivative on 500 million Bond*	(7,826)	–
– *Fair value of derivative on 1000 million bond*	2,848	–
– *Realised on Sogen derivative*	2,091	–
– *Realised on derivative on Cassa DD.PP. loan*	(705)	–
– *Fair value of derivative on Cassa DD.PP. loan*	2,014	–
Losses on financial assets	90	–
Expenses on financial liabilities	225,842	**160,945**
– *subsidiaries*	4,052	15,050
– *associates*	13	-
– *parent company*	50	76
– *other:*	221,727	145,819
a) *interest on bond loan*	62,289	54,333
b) *banks*	36,629	81,186
c) *interest on finance lease*	116	1,143
d) *others*	122,480	8,418
e) *exchange losses*	213	739
Total financial expenses	260,881	**193,004**

"Financial expenses" amount to 260,881 thousand euro (193,004 thousand euro in 2008) and refer to:

- for 34,949 thousand euro (16,511 thousand euro at December 31, 2008), to the negative fair value of derivatives on the 500,000 thousand euro bond loan, on revolving credit lines, on Cassa Depositi e Prestiti loan and on the 1,000,000 thousand euro bond loan issued on October 27, 2009;
- for 90 thousand euro to losses onfinancial assets (zero balance at December 31 2008);
- for 225,842 thousand euro (160,945 thousand euro at December 31, 2008) due to expenses on financial liabilities made up of:
  - interest charged by subsidiaries for 4,052 thousand euro (15,050 thousand euro during the year 2008) on financial expenses accrued on intercompany current accounts;

- interest charged by associates for 13 thousand euro (zero balance in 2008);
- interest charged by parent entity for 50 thousand euro (76 thousand euro at the end of the previous year), related to financial expenses due to the Municipality of Brescia;
- Other financial expenses of 221,727 thousand euro (145,819 thousand euro at December 31, 2008) which mainly refer to interest on revolving credit lines used with various banks, to interest on bonds and lastly, 118,526 thousand euro, to interest charged in the tax assessments received during the year for the recovery of the so-called "State Aid" given to the former AEM S.p.A. and ASM S.p.A..

It is worth noting that, without the interest expense on the above assessments, the "Financial balance" would have come to 85,149 thousand euro, an increase of 97,906 thousand euro compared with the previous year, when the balance was negative for 12,757 thousand euro.

33) Other non-operating expenses

At December 31 2009, "Other non-operating expenses" amount to 165,970 thousand euro (zero balance in the previous year) and entirely refer to the recovery of the alleged State aid to the former AEM S.p.A. and ASM S.p.A. Further information is provided in the section entitled "Other information - EC infringement procedure".

These non-recurring costs are not directly relating to the Group's industrial or financial operations.

34) Income taxes

Income taxes - *Thousands of euro*	12 31 2009	12 31 2008
Current taxes	(9,293)	61,320
Deferred tax assets	15,398	(15,355)
Deferred tax liabilities	(17,749)	6,258
Total income taxes	**(11,644)**	**52,223**
included under item:		
Net result from non-current assets held for sale	226	525

Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with arts. 117-129 of DPR 917/86.

To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.

The deferred tax assets and liabilities calculated when determining the subsidiaries' taxable income, again only for IRES purposes, are not transferred to the parent company A2A S.p.A. but transit through the income statement of the individual subsidiary every time there is an effective divergence between their taxable income and statutory net income due to temporary differences. The deferred tax assets and liabilities shown in the income statement of A2A S.p.A. are therefore calculated exclusively on the divergences between its own taxable and statutory net income.

Current income tax (IRES) of A2A S.p.A. is calculated on its own taxable income net of the adjustments relating to the group tax filing, in accordance with interpretation OIC 2 of May 2006.

Again in compliance with interpretation OIC 2, the "group tax filing income/expense", which constitute, respectively, the remuneration/contra-entry for the transfer to the parent company of a tax loss or taxable income, are shown in the balance sheet.

The total amount of IRAP has been calculated at 3.90% of the net value of production, suitably adjusted for the items foreseen in the relevant tax legislation.

The deferred tax assets and liabilities for IRAP purposes are booked to the statement of comprehensive income so as to show the total tax charge for the year, taking into account the tax effects of temporary differences.

No items have been excluded from the calculation of deferred taxation for IRES or IRAP purposes and deferred assets and liabilities are recognised according to the balance sheet approach (liability method).

At December 31, 2009 income taxes for the year (IRES and IRAP), net of 169 thousand euro relating to assets held for sale, come to (11,644) thousand euro (52,222 thousand euro at the end of the previous year) and are made up as follows:

- (18,929) thousand euro for current IRES of the year;
- 13,117 thousand euro for current IRAP of the year;
- (3,481) thousand euro relating to taxes of prior years;
- (14,812) thousand euro of deferred tax liabilities for IRES purposes;
- (2,937) thousand euro of deferred tax liabilities for IRAP purposes;
- 14,810 thousand euro of deferred tax assets for IRES purposes;
- 588 thousand euro of deferred tax assets for IRAP purposes.

The following schedules are reconciliations between the theoretical tax charge and the effective tax charge for IRES and IRAP purposes.

IRES- Reconciliation between theoretical and effective tax charge

Unit of Euro		
Net income including gross result of non-current assets held for sale for Euro 225,831,743	194,516,573	
Theoretical tax burden		53,492,058
Permanent differences	(229,503,581)	
Income before taxes adjusted for permanent differences	(34,987,008)	
Temporary differences deductible in future years	27,659,835	
Temporary differences taxable in future years	(134,344)	
Reversal of prior year temporary differences	(25,666,993)	
Taxable income	(33,128,510)	
Current taxes on pre-tax income for the year		(9,110,340)
Current surtax ("Robin Tax")		
to deduct: taxes on non-current assets held for sale		(168,637)
to deduct: other gains from Group tax filing		(9,649,740)
Total current income taxes for the year		**(18,928,717)**

 

IRAP- Reconciliation between theoretical and effective tax charge

Unit of Euro		
Difference between production value and production costs	277,081,541	
Irrelevant costs for IRAP purposes	999,827	
Total	**276,081,714**	
Theoretical tax burden (3.90%)		10,767,187
Temporary differences deductible in future years	4,484,299	
Temporary differences taxable in future years	(134,344)	
Reversal of prior year temporary differences	55,891,044	
Taxable income for IRAP purposes	336,322,713	
Current IRAP on income for the year		**13,116,586**

They analyse deferred tax assets and liabilities, together with the movements on equity reserves, as required by IFRS.

IRES - Deferred tax assets and liabilities

Taxable temporary differences

Description - *Units of Euro*	Effect of non-recurring transactions	Deferred taxes A2A prior year	Deferred taxes of prior year			Adjustments			Utilisations current year		
	Taxable income	Taxable income	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Value differences in tangible assets	(112,994,852)	421,489,748	308,494,896	33.0%	101,803,431	(22,894,742)	33.0%	(7,555,265)	16,495,099	33.0%	5,443,383
Adoption of the finance lease standard (IAS 17)		17,226,400	17,226,400	33.0%	5,684,712		33.0%			33.0%	
Adoption of the standard on financial instruments (IAS 39)		22,441,990	22,441,990	33.0%	7,405,857	707,700	33.0%	233,541	707,700	33.0%	233,541
Value differences in intangible assets		1,821,782	1,821,782	33.0%	601,188		33.0%			33.0%	
Gains taxable in instalments		45,158,971	45,158,971	33.0%	14,902,460		33.0%		16,950,054	33.0%	5,593,518
Severance indemnities		5,979,007	5,979,007	33.0%	1,973,072		33.0%			33.0%	
Other deferred tax liabilities		22,097,387	22,097,387	33.0%	7,292,138	891,757	33.0%	294,280		33.0%	
Total	**(112,994,852)**	**536,215,285**	**423,220,433**		**139,662,858**	**(21,295,285)**		**(7,027,444)**	**34,152,853**		**11,270,441**

Deductible temporary differences

Description - *Units of Euro*	Effect of non-recurring transactions	Deferred taxes A2A prior year,	Deferred taxes of prior year			Adjustments			Utilisations current year		
	Taxable income	Taxable income	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Prior year tax losses				33.0%			33.0%			33.0%	
Taxed risk provisions	(4,268,745)	192,063,060	187,794,315	33.0%	61,972,124	(1,019,123)	33.0%	(336,311)	63,703,191	33.0%	21,022,053
Depreciation, amortization and write-downs of non-current assets		21,502,550	21,502,550	33.0%	7,095,842	(351,471)	33.0%	(115,985)	815,821	33.0%	269,221
Adoption of the standard on financial instruments (IAS 39)		3,492,691	3,492,691	33.0%	1,152,588	(1,995,441)	33.0%	(658,496)		33.0%	
Provision for receivables write-downs		2,164,322	2,164,322	33.0%	714,226		33.0%			33.0%	
Expenses for business combinations		18,990,177	18,990,177	33.0%	6,266,758		33.0%		6,678,114	33.0%	2,203,778
Grants	(2,334,469)	11,556,646	9,222,177	33.0%	3,043,318	692,799	33.0%	228,624		33.0%	
Goodwill	413,527		413,527	27.5%	113,720	(100,758)	27.5%	(27,708)		33.0%	
Other deferred tax assets		33,275,914	33,275,914	33.0%	10,981,052	(4,194,864)	33.0%	(1,384,305)	1,262,894	33.0%	416,755
Total	**(6,189,687)**	**283,045,360**	**276,855,673**		**91,339,628**	**(6,968,858)**		**(2,294,181)**	**72,460,020**		**23,911,807**

	Sub-total			Change in rate			Increases of the year			Increases/Utilisations to equity			Total Deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax income	Taxable	Rate	Tax
	269,105,055	33.0%	88,804,783	269,105,055	34.0%	91,495,834		34.0%			34.0%		269,105,055	34.0%	91,495,834
	17,226,400	33.0%	5,684,712	17,226,400	34.0%	5,856,976		34.0%			34.0%		17,226,400	34.0%	5,856,976
	22,441,990	33.0%	7,405,857	22,441,990	34.0%	7,630,277		34.0%		(8,637,200)	34.0%	(2,936,648)	13,804,790	34.0%	4,693,629
	1,821,782	33.0%	601,188	1,821,782	34.0%	619,406	134,344	34.0%	45,677		34.0%		1,956,126	34.0%	665,083
	28,208,917	33.0%	9,308,942	28,208,917	34.0%	9,591,032		34.0%			34.0%		28,208,917	34.0%	9,591,032
	5,979,007	33.0%	1,973,072	5,979,007	34.0%	2,032,862		34.0%			34.0%		5,979,007	34.0%	2,032,862
	22,989,144	33.0%	7,586,417	22,989,144	34.0%	7,816,309		34.0%		(1,251,083)	34.0%	(425,368)	21,738,061	34.0%	7,390,941
	367,772,295		**121,364,972**	**367,772,295**		**125,042,695**	**134,344**		**45,677**	**(9,888,283)**		**(3,362,016)**	**358,018,356**		**121,726,356**



	Sub-total			Change in rate			Increases of the year			Increases/Utilisations to equity			Total Deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rare	Tax
		33.0%			34.0%			34.0%			34.0%			34.0%	
	123,072,001	33.0%	40,613,760	123,072,001	34.0%	41,844,480	18,145,163	34.0%	6,169,355		34.0%		141,217,164	34.0%	48,013,836
	20,335,258	33.0%	6,710,635	20,335,258	34.0%	6,913,988	878,613	34.0%	298,728		34.0%		21,213,871	34.0%	7,212,716
	1,497,250	33.0%	494,093	1,497,250	34.0%	509,065		34.0%			34.0%		1,497,250	34.0%	509,065
	2,164,322	33.0%	714,226	2,164,322	34.0%	735,869		34.0%			34.0%		2,164,322	34.0%	735,869
	12,312,063	33.0%	4,062,981	12,312,063	34.0%	4,186,101		34.0%			34.0%		12,312,063	34.0%	4,186,101
	9,914,976	33.0%	3,271,942	9,914,976	34.0%	3,371,092		34.0%			34.0%		9,914,976	34.0%	3,371,092
	312,769	27.5%	86,011	312,769	34.0%	106,341	6,000,000	34.0%	2,040,000		34.0%		6,312,769	34.0%	2,146,341
	27,818,156	33.0%	9,179,992	27,818,156	34.0%	9,458,173	2,636,059	34.0%	896,260	97,819,084	34.0%	33,258,489	128,273,299	34.0%	43,612,922
	197,426,795		**65,133,640**	**197,426,795**		**67,125,110**	**27,659,835**		**9,404,344**	**97,819,084**		**33,258,489**	**322,905,714**		**109,787,943**

IRAP - Deferred tax assets and liabilities of the year

Taxable temporary differences

Description - *Units of Euro*	Effects of non-recurring transactions	Deferred taxes-A2A prior year	Deferred taxes of prior year			Adjustments			Utilisations current year		
	Taxable income	Taxable income	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Value differences in tangible assets		356,535,666	356,535,666	3.90%	13,904,891	(5,177,961)	3.90%	(201,940)	70,271,541	3.90%	2,740,590
Adoption of the finance lease standard (IAS 17)		14,828,263	14,828,263	3.90%	578,302		3.90%			3.90%	
Value differences in intangible assets		6,777	6,777	3.90%	264		3.90%			3.90%	
Other deferred tax liabilities		13,312,071	13,312,071	3.90%	519,171		3.90%			3.90%	
Total		**384,682,777**	**384,682,777**		**15,002,628**	**(5,177,961)**		**(201,940)**	**70,271,541**		**2,740,590**

Deductible tax differences

Description - *Units of Euro*	Effects of non-recurring transactions	Deferred taxes-A2A prior year	Deferred tax assets - prior year			Adjustments			Utilisations current year		
	Taxable income	Taxable income	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Taxed risk provisions	(4,268,745)	29,965,858	25,697,113	3.90%	1,002,187	(977,908)	3.90%	(38,138)	8,938,066	3.90%	348,585
Depreciation, amortization and write-downs of non-current assets		18,917,749	18,917,749	3.90%	737,792		3.90%			3.90%	
Expenses for business combinations		21,033,191	21,033,191	3.90%	820,294	(2,043,014)	3.90%	(79,678)	6,678,114	3.90%	260,446
Grants	(2,334,469)	11,103,701	8,769,232	3.90%	342,000	(457,228)	3.90%	(17,832)		3.90%	
Goodwill	413,527	956,510	1,370,037	3.90%	53,431	(411,532)	3.90%	(16,050)		3.90%	
Other deferred tax assets		270,649	270,649	3.90%	10,555		3.90%		52,596	3.90%	2,051
Total	**(6,189,687)**	**82,247,658**	**76,057,971**		**2,966,261**	**(3,889,682)**		**(151,698)**	**15,668,776**		**611,082**

	Sub-total			Change in rate			Increases of the year			Increases/Utilisations to equity			Total deferred taxes		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	281,086,164	3.90%	10,962,360	281,086,164	3.90%	10,962,360		3.90%			3.90%		281,086,164	3.90%	10,962,360
	14,828,263	3.90%	578,302	14,828,263	3.90%	578,302		3.90%			3.90%		14,828,263	3.90%	578,302
	6,777	3.90%	264	6,777	3.90%	264	134,344	3.90%	5,239		3.90%		141,121	3.90%	5,504
	13,312,071	3.90%	519,171	13,312,071	3.90%	519,171		3.90%			3.90%		13,312,071	3.90%	519,171
	309,233,275		**12,060,098**	**309,233,275**		**12,060,098**	**134,344**		**5,239**				**309,367,619**		**12,065,337**

	Sub-total			Change in rate			Increases of the year			Increases/Utilisations to equity			Total Deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	15,781,139	3.90%	615,464	15,781,139	3.90%	615,464	4,407,842	3.90%	171,906		3.90%		20,188,981	3.90%	787,370
	18,917,749	3.90%	737,792	18,917,749	3.90%	737,792		3.90%			3.90%		18,917,749	3.90%	737,792
	12,312,063	3.90%	480,170	12,312,063	3.90%	480,170		3.90%			3.90%		12,312,063	3.90%	480,170
	8,312,004	3.90%	324,168	8,312,004	3.90%	324,168		3.90%			3.90%		8,312,004	3.90%	324,168
	958,505	3.90%	37,382	958,505	3.90%	37,382	76,457	3.90%	2,982		3.90%		1,034,962	3.90%	40,364
	218,053	3.90%	8,504	218,053	3.90%	8,504		3.90%			3.90%		218,053	3.90%	8,504
	56,499,513		**2,203,481**	**56,499,513**		**2,203,481**	**4,484,299**		**174,888**				**60,983,812**		**2,378,369**



Deferred tax assets and liabilities for IRES and IRAP purposes are summarised in the following table.

Thousands of euro	Financial statements 12 31 2009	**Financial statements 12 31 2008**
Deferred tax liabilities		
Value differences in tangible assets	102,459	158,774
Adoption of the finance lease standard (IAS 17)	6,435	5,472
Adoption of the standard on financial instruments (IAS 39)	4,694	7,406
Value differences in intangible assets	670	601
Gains taxable in instalments	9,591	14,693
Severance indemnities	2,033	1,177
Other deferred tax liabilities	7,910	3,831
Total deferred tax liabilities (A)	**133,792**	**191,954**
Deferred tax assets		
Prior year tax losses	–	–
Taxed risk provisions	48,801	65,569
Depreciation, amortization and write-downs of non-current assets	7,951	8,325
Adoption of the standard on financial instruments (IAS 39)	509	1,285
Provision for receivables write-downs	736	243
Expenses for business combinations	4,666	7,087
Grants	3,695	4,247
Goodwill	2,187	–
Other deferred tax assets	43,621	9,857
Total deferred tax assets (B)	**112,166**	**96,613**
PROVISION FOR DEFERRED TAXATION, NET OF DEFERRED TAX ASSETS	**21,626**	**95,341**

35) Net result from non-current assets held for sale

At December 31, 2009 the caption is positive for 225,832 thousand euro (31,174 thousand euro at December 31, 2008) and mainly includes the gain on the spin-off of E.ON Produzione S.p.A., previously held 20%, in favour of A2A Produzione S.r.l., a wholly-owned subsidiary of A2A S.p.A., and the dividend distributed during the year, net of the related taxes, of the affiliate Alpiq Holding AG.

36) Net income for the year

Net income of the year, net of taxes, comes to 205,992 thousand euro (171,705 thousand euro at December 31, 2008).

Notes on related party transactions

37) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002. In the case of A2A S.p.A., they are:

Relations with the Parent Entities and their subsidiaries

On October 5, 2007, the Municipalities of Milan and Brescia stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control.

More specifically, therefore, the merger occurred since January 1, 2008, whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan, which hold 27.5% each.

Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supply of electricity, gas, heat and water and management of the public illumination and traffic light systems, management of water purification and sewage plants, as well as video surveillance systems.

Similarly, the companies of the A2A Group have commercial dealings with the companies controlled by the Municipalities of Milan and Brescia, such as SEA S.p.A., Metropolitana Milanese S.p.A. SOGEMI S.p.A., ATM S.p.A., Brescia Mobilità S.p.A., Brescia Trasporti S.p.A. Centrale del Latte di Brescia S.p.A. and Sintesi S.p.A., providing them with electricity, gas, heat, sewer management and water purification services at market rates for the supply conditions in question. They also provide them with other services on request. We would emphasise that these companies are not considered related parties in the summary schedules prepared according to Consob Resolution 15519 of July 27, 2006.

Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, as well as sewer management and water purification, which are governed by special agreements and specific contracts.

All transactions with entities controlled by the Municipalities of Milan and Brescia, which involve supplying electricity, are handled at normal market conditions.

Dealings with subsidiaries and associates

A2A S.p.A. provides centralised treasury services for all of its subsidiaries.

Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.

In 2009, A2A S.p.A. and its subsidiaries again filed their VAT return on a group basis.

Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with arts. 117-129 of DPR 917/86. To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.

The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company A2A S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These are provided at market conditions.

A2A S.p.A. provides a power generation service to A2A Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.

A2A S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.

IT services are provided by the subsidiaries Selene S.p.A. and by the associate e-Utile S.p.A..

As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob resolution 15519 of July 27, 2006:

Balance sheet *Thousands of euro*	Total 2009	of which with related parties				
		Subsidiaries (1)	Associates (1)	Parent company (2)	Total related parties	% of caption
TOTAL ASSETS OF WHICH:	8,500,911	**5,387,218**	**1,046,310**	**32,872**	**6,466,400**	**76.1%**
Non-current assets	6,867,238	**4,369,907**	**1,040,134**	**-**	**5,410,041**	**78.8%**
Shareholdings	5,407,792	4,367,658	1,040,134	-	5,407,792	100.0%
Other non-current financial assets	40,241	2,249	-	-	2,249	5.6%
Current assets	1,227,110	**1,017,211**	**6,176**	**32,872**	**1,056,259**	**86.1%**
Trade receivables	241,084	168,842	4,950	32,872	206,664	85.7%
Other current assets	76,145	35,551	-	-	35,551	46.7%
Current financial assets	814,044	812,818	1,226	-	814,044	100.0%
Non-current assets held for sale	406,564	**100**	**-**	**-**	**100**	**0.0%**
Total liabilities of which:	5,067,232	**550,972**	**7,142**	**518**	**558,632**	**11.0%**
Current liabilities	1,008,565	**550,972**	**7,142**	**518**	**558,632**	**55.4%**
Trade payables	197,014	71,628	6,549	127	78,304	39.7%
Other current liabilities	140,965	58,012	-	-	58,012	41.2%
Current financial liabilities	670,586	421,332	593	391	422,316	63.0%

(1) Relationship between A2A S.p.A. and direct subsidiaries and associates.
(2) Relationship between A2A S.p.A. and the Municipalities of Milan and Brescia.

 

Statement of comprehensive income *Thousands of euro*	Total 2009	of which with related parties				
		Subsidiaries (1)	**Associates (1)**	**Parent company (2)**	**Total related parties**	**% of caption**
REVENUES	736,134	**532,559**	**3,400**	**30,217**	**566,176**	**76.9%**
Revenues from the sale of goods and services	645,493	524,749	2,430	30,217	557,396	86.4%
Other operating income	90,641	7,810	970	-	8,780	9.7%
OPERATING EXPENSES	324,360	**96,544**	**14,458**	**251**	**111,253**	**34.3%**
Costs for raw materials, finished products and services	256,611	78,192	14,458	251	92,901	36.2%
Other operating expenses	67,749	18,352	-	-	18,352	27.1%
Financial balance						
Financial income	227,504	221,306	2,937	362	224,605	98.7%
Financial expenses	260,881	4,052	13	50	4,115	1.6%

(1) Relationship between A2A S.p.A. and direct subsidiaries and associates.

(2) Relationship between A2A S.p.A. and the Municipalities of Milan and Brescia.

The financial statements are shown in section 0.2 of this report pursuant to Consob Resolution 15519 of July 27, 2006.

Consob Communication no. DEM/6064293 of July 28, 2006

38) Consob Communication no. DEM/6064293 of July 28, 2006

The effects on the balance sheet of non-recurring transactions of the year 2009 are reported below:

BALANCE SHEET - *A2A S.p.A.* (euro)	Financial statements 12 31 2008	Transfer of Heat Business A2A Calore & Servizi	Transfer Incineration business Aprica	Transfer Telecommuni-cations Business Selene	Financial statements Post Merger
Non-current assets					
Tangible assets	1,583,644,451	(191,064,463)	(174,926,609)	(4,656,848)	1,212,996,531
Intangible assets	88,819,420	(798,477)			88,020,943
Shareholdings	3,871,800,273	176,365,404	120,064,512	3,721,875	4,171,952,064
Other non-current financial assets	547,262,021				547,262,021
Deferred tax assets	96,612,627	(2,436,586)			94,176,041
Other non-current assets	51,973,442	(10,804,052)			41,169,390
Total non-current assets	**6,240,112,234**	**(28,738,174)**	**(54,862,097)**	**(934,973)**	**6,155,576,990**
Current assets					
Inventories	16,975,263	(3,477,300)	(1,304,335)		12,193,628
Trade receivables	400,858,784	(91,381,265)	(23,769,018)		285,708,501
Other current assets	77,817,999	(1,971,881)	(1,256,505)		74,589,613
Current financial assets	395,127,269		21,272,122		416,399,391
Current tax assets					-
Cash and cash equivalents	32,622,993				32,622,993
Total current assets	**923,402,308**	**(96,830,446)**	**(5,057,736)**		**821,514,126**
Non-current assets held for sale	**482,936,395**				**482,936,395**
TOTAL ASSETS	**7,646,450,937**	**(125,568,620)**	**(59,919,833)**	**(934,973)**	**7,460,027,511**



BALANCE SHEET - *A2A S.p.A.* (euro)	Financial statements 12 31 2008	Transfer Heat Business A2A Calore & Servizi	Transfer Incineration business Aprica	Transfer Telecommunications Business Selene	Financial statements Post Merger
EQUITY AND LIABILITIES					
EQUITY					
SHARE CAPITAL	1,629,110,744				1,629,110,744
(TREASURY SHARES)	(107,303,913)				(107,303,913)
RESERVES	1,881,006,570	(840,350)			1,880,166,220
NET INCOME OF THE YEAR	171,704,668				171,704,668
EQUITY	**3,574,518,069**	**(840,350)**			3,573,677,719
LIABILITIES					
NON-CURRENT LIABILITIES					
NON-CURRENT FINANCIAL LIABILITIES	2,778,527,300	(915,889)			2,777,611,411
DEFERRED TAX LIABILITIES	191,953,672	(18,325,772)	(18,476,673)	(485,742)	154,665,485
EMPLOYEE BENEFITS	119,102,228	(2,204,725)	(2,686,892)	(243,720)	113,966,891
PROVISIONS FOR RISKS AND CHARGES	115,957,036	(5,843,427)			110,113,609
OTHER NON-CURRENT LIABILITIES	6,308,967				6,308,967
TOTAL NON-CURRENT LIABILITIES	**3,211,849,203**	**(27,289,813)**	**(21,163,565)**	**(729,462)**	3,162,666,363
CURRENT LIABILITIES					
TRADE PAYABLES	269,306,406	(47,229,801)	(37,552,297)		184,524,308
OTHER CURRENT LIABILITIES	115,111,681	(2,826,504)	(1,203,971)	(21,812)	111,059,394
CURRENT FINANCIAL LIABILITIES	468,121,385	(47,382,152)		(183,699)	420,555,534
TAX LIABILITIES	7,544,193				7,544,193
TOTAL CURRENT LIABILITIES	**860,083,665**	**(97,438,457)**	**(38,756,268)**	**(205,511)**	723,683,429
TOTAL LIABILITIES	**4,071,932,868**	**(124,728,270)**	**(59,919,833)**	**(934,973)**	3,886,349,792
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE					
TOTAL EQUITY AND LIABILITIES	**7,646,450,937**	**(125,568,620)**	**(59,919,833)**	**(934,973)**	7,460,027,511

The non-recurring transaction mentioned in notes 32 and 33 to the income statement relates to recovery of the principal portion of alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. (taxes relating to the years from 1996 to 1999), which generated a non-recurring expense, before taxes, of 284.496 thousand euro. This charge consists of the principal portion totalling 165.970 thousand euro, discussed in note 33 above, and interest expense of 118.526 thousand euro discussed in note 32 above.

Guarantees and commitments with third parties

Thousands of euro	2009	**2008**
Guarantee deposits received	157,064	150,352
Guarantees given	672,998	784,230

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 157,064 thousand euro (150,352 thousand euro in the previous year).

Guarantees and commitments with third parties

These amount to 672,998 thousand euro (784,230 thousand euro at December 31, 2008) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

The company holds third party assets worth 33,005 thousand euro under concession.

Other information

1) Significant events after December 31, 2009

See the directors' report on operations for an explanation of subsequent events.

2) Information on treasury shares



At December 31, A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. At the date of the separate financial statements no treasury shares were held through subsidiaries, finance companies or nominees. During the period under review 20,517,241 shares have been sold for the acquisition of 90% of ASPEM S.p.A. on January 15, 2009.

3) Information on non-current assets available for sale and discontinued operations (IFRS 5)

At December 31, 2009 "Non-current assets held for sale" includes the classification of the shareholdings in Alpiq Holding AG and in Retrasm S.r.l. For further information, see note 12 to the balance sheet.

Thousands of euro	**Figures at December 31, 2009**		
Assets and liabilities of the companies held for sale	**Alpiq Holding** (figures relate to 5.16%)	**Retrasm S.r.l.**	**Totali**
Non-current assets	406,464	100	406,564
Total assets	**406,464**	**100**	**406,564**

4) Risk management

As the parent company, A2A S.p.A. provides centralised risk management also for Group companies.

Note that A2A S.p.A. is not subject to commodity price risk nor the related exchange rate risk, as they are both transferred to A2A Trading S.r.l. as part of the tolling contracts for the plants owned by A2A.

The various risk categories to which A2A S.p.A. is exposed are commented below:

a. market and rate risk;
b. exchange rate risk not related to commodities;
c. liquidity risk;
d. credit risk;
e. equity risk;
f. default risk and covenants.



a. Market risk and interest rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is at a fixed rate, the interest rate risk is on the fair value.

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

At December 31, 2009 the structure of A2A)(*) of loans from Banks and other providers of finance is the following:

Millions of euro	December 31, 2009			**December 31, 2008**		
	Senza derivatives	With derivatives	% with derivatives	**Senza derivatives**	**With derivatives**	**% with derivatives**
At fixed rate	2,156	2,533	64%	1,143	1,858	62%
At floating rate	1,814	1,437	36%	1,847	1,132	38%
	3,970	3,970	100%	**2,990**	**2,990**	**100%**

(*) The figure does not include the derivative subscribed by A2A S.p.A. for A2A Reti Elettriche S.p.A.'s loan granted by Cassa Depositi e Prestiti.

Derivatives refer to the following loans:

Loan	Derivative	Accounting
A2A loan with BEI, expiry 2023, residual balance at December 31, 2009, amounting to 200 million euro, at floating rate.	*Collar with duration to November 2023; at December 31, 2009 the fair value is negative for 3.9 million euro*	The loan is valued at amortised cost. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Bond loan A2A with a nominal value of 1000 million euro, expiry 2016 with a fixed coupon of 4.5%.	IRS on the entire notional amount with a duration equal to that of the loan; at December 31, 2009 the fair value is positive for 3.9 million euro.	*Fair value hedge* *The valuation based on the fair value hedge of the bond loan will be equal to the book value of the financial liability (as foreseen by IAS and the doctrine mentioned previously), which includes the financial expenses and a portion of the accrual relating to the premium and issue costs. To this value will be added the accumulated changes in the fair value of the risk being hedged, i.e. the interest flow differentials, which will be booked to the income statement.* *For consistency of accounting treatment, the derivative contract hedging the interest flows will be booked to the financial statements at fair value, with the contra-entry to profit and loss.*
	Collar on half of the notional with the same duration as the loan; at December 31, 2009 the fair value is negative for 2.9 million euro.	The collar is valued at fair value with changes booked to the statement of comprehensive income.
Bond loan A2A with a nominal value of 500 million euro, expiry 2013 with a fixed coupon of 4.875%.	Collar with double cap and the same duration as the loan; at December 31, 2009 the fair value is positive for 19.7 million euro.	The fair value option has been applied to the loan. The collar is valued at fair value with changes booked to the statement of comprehensive income.
A2A loan with BEI, expiry 2014-2016, residual balance at December 31, 2009, amounting to 76.8 million euro, at floating rate.	*Collar with duration to June 2012; at December 31, 2009 the fair value is negative for 3.8 million euro.*	The loan is valued at amortised cost. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
A2A revolving lines, 600 million euro, at floating rate.	*Collar with duration to July 2012; at December 31, 2009 the fair value of the hedge is negative for 15.1 million euro.*	The loan is valued at amortised cost. The collar is valued at fair value with changes booked to the statement of comprehensive income.
A2A Reti Elettriche loan from Cassa Depositi e Prestiti, maturity 2013, residual balance at December 31, 2009 148.2 million euro, floating rate.	Collar with double cap with the same duration as the loan and a residual balance of 111.2 million euro; at December 31, 2009 the fair value is negative for 1.3 million euro.	The loan is valued at amortised cost. The collar is valued at fair value with changes booked to the statement of comprehensive income.

A structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%.

The following are the results of the simulation with the related maximum variances: (worst case and best case scenarios) for the year 2010 and the comparison with 2009:

Millions of euro	2010 (base case: -119.8)		**2009 (base case: -98.8)**	
	Worst case	Best case	**Worst case**	**Best case**
Change in expected cash flows (including hedge flows) Confidence level of 97.5%	(2.3)	2.1	**(10.6)**	**7.7**

A sensitivity analysis is also provided of possible changes in the fair value of the derivatives by shifting the forward rate curve by +50 bps and -50 bps:

(in millions of euro)	12 31 2009 (base case: -3.4)		**12 31 2008 (base case: +20.5)**	
	–50 bps	+50 bps	**–50 bps**	**+50 bps**
Change in fair value of derivatives	12.4	(14.1)	**(4.1)**	**1.0**
(of which cash flow hedges)	(5.6)	5.4	**(1.0)**	**1.0**
(of which cash flow hedges)	21.1	(21.3)	**–**	**–**

b. Exchange rate risk not related to commodities

As regards the exchange rate risk on purchases and sales other than those of commodities, A2A does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

The only case of hedging exchange rate risk that was not related to commodities is the fixed-rate bullet bond of 14 billion yen with maturity 2036 issued by ASM S.p.A. in 2006.

A cross currency swap contract was stipulated for the entire duration of this loan, which transform the principal and interest payments from yen into euro. This derivative is accounted for as a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.

At December 31, 2009 the fair value of the hedge is positive for 13 million euro. This fair value would improve by 15.2 million euro in the event of a 10% decline in the euro/yen exchange rate (appreciation of the yen) and would get worse by 12 million euro in the event of a 10% rise in the euro/yen exchange rate (devaluation of the yen).

c. Liquidity risk

The company is not currently exposed to short-term liquidity risk, having at the balance sheet date almost 1,8 million euro of committed lines of credit that expire between 2011 and 2012.

These lines are mainly to cover temporary liquidity requirements.

The subsidiaries also signed a centralised treasury agreement with A2A S.p.A.

By means of this agreement, the Company can cover its day-to-day funding requirements by having rapid access in time of need, not only to its own financial resources, but also to those of the other companies in the A2A Group. Similarly, any temporary cash surpluses can be invested and remunerated by A2A.

The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates.



Loans are generally included on the basis of their contractual maturity when they will be repaid, whereas revocable loans have been considered redeemable at sight.

Millions of euro	2009			**2008**		
	1-3 Months	4-12 Months	Beyond 12 months	**1-3 Months**	**4-12 Months**	**Beyond 12 months**
Bonds	3	74	2,676	3	44	1,433
Payables and other financial liabilities	203	87	1,762	30	229	1,923
Total financial flows	206	161	4,438	**33**	**273**	**3,356**
Trade payables	62	6	-	58	6	35
Total trade payables	62	6	-	**58**	**6**	**35**

d. Credit risk

The Company's exposure to credit risk is principally linked to its commercial activity. In order to control this risk, which is handled by the Credit Management function located centrally as part of the Administration Department, a credit policy has been implemented by head office to regulate the assessment of customers' credit standing, monitor expected collection flows, issue suitable reminders, grant extended credit terms if necessary, possibly backed by adequate guarantees, and take suitable recovery measures. Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.

The credit terms granted to most customers vary according to local regulations and market practice. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per Decree 231/2002).

Trade receivables are shown in the balance sheet net of any write-downs; it is therefore felt that the amount shown is a reasonable reflection of the fair value of the receivables portfolio. The situation can be understood better with the help of the following analysis of gross trade receivables and the related provision for receivables write-downs.

Thousands of euro	12 31 2009	**12 31 2008**
Trade receivables from third parties (gross)	38,150	69,965
Provision for receivables write-downs (-)	(3,729)	(4,160)
Trade receivables from Parent Entities	32,871	39,942
Trade receivables from subsidiaries	168,842	288,481
Trade receivables from associates	4,950	3,672
Trade receivables	241,084	**397,900**
Of which:		
Receivables past due for 9-12 months	2,715	**1,118**
Receivables past due for more than 12 months	5,284	**9,026**



Trade receivables that are past due for more than 12 months amount to 5,284 thousand euro and refer to 499 thousand euro of receivables from public entities. The provision for receivables write-downs covers 100% of the amounts past due for more than 12 months from private individuals and represents an estimate of the receivables that are likely to prove difficult to collect.

e. Equity risk

At December 31, 2009 A2A S.p.A. is not exposed to equity risk.

Note that, at December 31, 2009, A2A S.p.A. holds 26,917,609 treasury shares, which is 0.859% of the share capital made up of 3,132,905,277 shares. As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

f. Default risk and covenants

The following are all of the figures for the A2A relating to bank borrowings and amounts due to other providers of finance, excluding amounts due to parent company

Thousands of euro	Book balance 12 31 2009	Portions maturing within 12 months	Portions maturing beyond 12 months	Portion maturing in				
				12 31 2011	12 31 2012	12 31 2013	12 31 2014	Beyond
Bonds	2,124,782	-	2,124,782	-	-	530,550	497,576	1,096,656
Finance lease payables	328	120	208	208	-	-	-	-
Payables to parent company	391	391	-	-	-	-	-	-
Bank loans	1,844,817	248,150	1,596,667	157,157	499,079	690,446	30,883	219,102
Total	3,970,318	**248,661**	**3,721,657**	**157,365**	**499,079**	**1,220,996**	**528,459**	**1,315,758**

In October 2003 and May 2004, A2A S.p.A. issued two bond loans of nominal value 500 million euro each with a 10-year maturity. During 2009, it also issued a bond loan of 1 billion euro with maturity November 2016.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. The Company discloses these covenants each year in the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), in the EIB loan originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and related cross currency swap with CSA ("put right" with a rating of less than BBB-).

A2A S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,970 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (pari passu).

As matters stand, there is no situation of default on the part of company nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39 can be split into transactions to hedge future cash flows (cash flow hedges)and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross operating income when realised for commodity derivatives and in financial costs for interest rate and exchange rate derivatives, whereas the prospective value is shown in equity.
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
   a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross operating income for commodity derivatives and in financial costs for interest rate and exchange rate derivatives;
   b. for all trading transactions, the accrued result and prospective value are included in gross operating income; for transaction on interest rates and exchange rates in financial income and charges.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts in accordance with IAS 39.

Instruments outstanding at december 31, 2009

A) On interest exchange rates

The following analyses show the outstanding amounts of derivate contracts stipulated and not expired at the balance sheet date, by maturity.

Migliaia di euro	Notional value (*) maturity within 1 year		Notional value (*) maturity in 1 to 5 years		Notional value (*) with maturity beyond 5 years	Amount balance sheet (**)	Effect over time on the statement of comprehensive income at 12 31 2009 (***)
	To be received	To be paid	To be received	To be paid			
Interest rate risk management							
- cash flow hedges as per IAS 39		14,300		49,900	171,500	(7,769)	
- not considered hedges as per IAS 39		31,700		1,179,400	1,000,000	4,402	4,402
Total derivatives on interest rates	**-**	**46,000**	**-**	**1,229,300**	**1,171,500**	**(3,367)**	**4,402**
Exchange rate risk management							
- considered hedges as per IAS 39 On commercial transactions On financial transactions					98,000	13,039	
- not considered hedges as per IAS 39 On commercial transactions On financial transactions							
Total exchange rate derivatives	**-**	**-**	**-**	**-**	**98,000**	**13,039**	**-**

(*) This represents the sum of the notional value of the elementary contracts that derive from any dismantling of complex contracts.

(**) This represents the net receivable (+) or payable (-) shown in the balance sheet after measuring the derivatives at fair value.

(***) This represents the adjustment of derivatives to fair value booked over time to the income statement from stipulation of the contract to the present day.

Balance sheet and income statement effects of activity in derivatives at December 31, 2009

The following table shows the balance sheet figures for the management of derivatives at December 31, 2009.

Balance sheet figures

Thousands of euro	Notes	
ASSETS		
Non-current assets		**33,780**
Other non-current assets - Derivatives	5	33,780
TOTAL ASSETS		**33,780**
LIABILITIES		
Non-current liabilities		**24,108**
Other non-current liabilities - Derivatives	21	24,108
TOTAL LIABILITIES		**24,108**



Income statement

The following table includes an analysis of the economic results at December 31, 2009 relating to the management of derivatives as well as the effects of the fair value option applied on the bond from January 1, 2005.

Thousands of euro	Notes	Realised	Change in fair value during year	Amounts booked to Income statement
FINANCIAL BALANCE	32			
Interest rate risk management and equity risk management of which:				
FINANCIAL INCOME				
Gains on derivatives				
– considered hedges as per IAS 39		-	-	-
– not considered hedges as per IAS 39		-	-	-
Total gains on derivatives		**-**	**-**	**-**
FINANCIAL EXPENSES				
Charges on derivatives				
– considered hedges as per IAS 39		(2,091)	-	(2,091)
– not considered hedges as per IAS 39		11,590	(44,448)	(32,858)
Total charges on derivatives		**9,499**	**(44,448)**	**(34,949)**
TOTAL BOOKED TO FINANCIAL BALANCE		**9,499**	**(44,448)**	**(34,949)**

Classes of financial instruments

To complete the analyses required by IFRS 7, the following table shows the various types of financial instruments that are present in the various balance sheet items, with an indication of the accounting policies used and, in the case of financial instruments measured at fair value, an indication of where changes are posted (through profit & loss or in equity).

The last column of the table shows the fair value of the instrument at December 31, 2008, where applicable.

Thousands of euro

	Accounting policies used to measure financial instruments in the financial statements							
	Notes	Financial instruments measured at fair value with changes booked to:			Financial instruments valued at amortised cost	Sharehold./ securities convertible into unlisted shares valued at cost	Amount at 12 31 2009	*Fair value* at 12 31 2009 (*)
		Comprehensive income statement	Balance sheet					
		(1)	(2)	(3)	(4)	(5)		
ASSETS								
Other non-current financial assets								
Shareholdings/Securities convertible into shares available for sale, including:								
- unlisted				11,515		26,383	37,898	n.d.
- listed								
Financial assets held to maturity					94		94	94
Other non-current financial assets					2,249		2,249	2,249
Total other non-current financial assets	3						**40,241**	
Other non-current assets	5	20,740	13,040		626		34,406	34,406
Trade receivables	7				241,084		241,084	241,084
Other current assets (**)	8				44,966		44,966	44,966
Current financial assets	9				814,044		814,044	814,044
Cash and cash equivalents	11				7,795		7,795	7,795
Assets available for sale				406,463		100	406,563	406,563
LIABILITIES								
Financial liabilities								
Non-current bonds	17	1,529,691			595,091		2,124,782	2,124,782
Other non-current and current financial liabilities	17 & 23				2,267,461		2,267,461	2,267,461
Other non-current liabilities	21	16,339	7,769		3,304		27,412	27,412
Trade payables	22				197,014		197,014	197,014
Other current liabilities	22				140,965		140,965	140,965

(*) The fair value has not been calculated for receivables and payables not related to derivative contracts and loans as the corresponding book value comes close to it.

(**) Net of VAT credit of 31,179 thousand euro.

(1) Financial assets and liabilities at fair value through profit and loss are measured at fair value with any changes being booked to the income statement.

(2) Hedging derivatives (Cash Flow Hedge).

(3) Financial assets available for sale measured at fair value with gains/losses booked to equity.

(4) Loans & receivables and financial liabilities valued at amortised cost.

(5) Financial assets available for sale made up of unlisted shareholdings the fair value of which is not reliably measurable are carried at cost, written down for losses, if necessary.

Fair value hierarchy

IFRS 7 requires financial instruments measured at fair value to be classified in the same way that the fair value was calculated.

In particular IFRS 7 defines 3 levels of fair value:

- level 1: the fair value of the financial instrument is based on a price quoted on an active market. Instruments quoted on active markets, both official and OTC, fall into this category.
- level 2: the fair value of the financial instrument is based on valuation techniques that make reference to observable market parameters. This category includes those instruments that are valued on the basis of forward curves provided by the principal international financial brokers operating on the energy commodity market, as well as those instruments that are valued on the basis of the statistical relationship between the instrument and the one quoted on active markets which shows a high level of correlation, i.e. over 95% (use of a proxy and of hedge ratios). The values obtained in this way are compared with the main market operators.
- level 3: the far value of the financial instrument is based on valuation techniques that make reference to parameters that are not observable on the market. The instruments that are valued on the basis of internal estimates form part of this category.



Thousands of euro	Notes	**Level 1**	**Level 2**	**Level 3**	Total
Assets available for sale measured at fair value	3		11,515		11,515
Other non-current assets	5			33,780	33,780
Shareholdings measured at fair value with contra-entry to equity	12	406,463			406,463
TOTAL ASSETS		**406,463**	**11,515**	**33,780**	451,758
Non-current financial liabilities	17	530,550	999,141		1,529,691
Other non-current liabilities	21			24,108	24,108
TOTAL LIABILITIES		**530,550**	**999,141**	**24,108**	1,553,799

5) Concessions

The following table reports the main concessions held by A2A S.p.A.:

	Number
Hydroelectric concessions	12
Water service management concessions (*)	80
Urban illumination and traffic lights management agreements	13

(*) Concessions may concern the sale and distribution of drinking water or water purification and sewage services.

6) Update of the main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published its Decision 2003/193/EC declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of Decree 331/1993, converted into Law 427/93) and the advantages deriving from loans (pursuant to art. 9-bis of Decree 318/1986, converted into Law 488/96) granted to publicly-owned companies formed under Law 142/90 were incompatible with EC law, since they were deemed to represent State aid which is banned by art. 87.1 of the EC Treaty.

The Commission did not consider the tax exemption on business contributions under art. 3.69 of Law 549/95 to be State aid.

This decision was notified on June 7, 2002 to the Italian State, which appealed against it to the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the expansion of that court's functions by the Treaty of Nice.

In July 2002, the Commission communicated the decision to the companies concerned, which appealed against it to the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Further appeals against this decision have also been filed by other public-sector commercial companies and by Confservizi.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission and while continuing to pursue action to overturn the decision, the Italian State has therefore activated a recovery procedure. This process has involved preparation of a survey questionnaire to identify the public-sector commercial companies that have benefited from the above tax exemption, and from loans granted by Cassa Depositi e Prestiti in the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (art. 27, Law 62 of April 18, 2005).

The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).

Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, case C - 207/05), Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007) made further amendments to the existing recovery procedures.

In this connection, new instructions were issued for the implementation of European Commission Decision 2003/193/EC, with a view to the recovery of aid equivalent to the unpaid taxes and related interest resulting from application of the tax exemption regime envisaged in art. 3.70 of Law 549 dated December 28, 1995, and art. 66.14 of Decree no. 331 of August 30, 1993, a converted with amendments into Law no. 427 of October 29, 1993.

In the first half of 2007, the Tax Authorities sent notices to AEM S.p.A. and ASM S.p.A. - pursuant to Decree no. 10/2007 - in the form of a "communication-injunction" concerning the alleged State aid enjoyed during the moratorium period.

On April 30, 2009, as explained in greater detail below, the Tax Office notified five further assessments in connection with the position of the former AEM S.p.A. and the former ASM S.p.A. pursuant to art. 27, Decree no. 185 of November 29, 2008, as converted with amendments into Law no. 2 of January 28, 2009, for around 64 thousand euro, including interest.

Decree no. 135 of September 25, 2009 (art. 19) introduced new instructions regarding recovery of the aid mentioned, essentially involving (i) the possible notification of further repayment assessments, (ii) the non-recoverability of any realised capital gains. As a result, on October 2, 2009, the company received six further assessments from the competent offices for the recovery of amounts additional to those already claimed totalling about 220 million euro.

On this basis, the Italian Tax Authorities activated the recovery procedure by means of a fiscal-type assessment without offering any chance to defer or suspend payment.

The guidelines for recovery can be found in the Agenda of the Chamber of Deputies no. 9/01972/071, which was approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".

In exercising the powers granted, the Tax Authorities should have identified, in the specific circumstances, the actual enjoyment of illegitimate state aid that has not already been reimbursed.

Given that the lawsuits involving the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are the subject of separate proceedings at the Court of First Instance of the European Community and have different positioning in relation to the "communication-injunction" and other assessments, the two situations are explained separately for the sake of clarity.

Former AEM S.p.A. (now A2A S.p.A.)

In the action promoted by AEM S.p.A., on January 6, 2003, the Commission filed an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline.

The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005. On March 15, 2006, AEM filed a brief in relation to the judgement pending before the Court of First Instance. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned.

On March 6, 2008, AEM communicated to the Court that it would welcome a move to combine the various lawsuits and, apparently, the other appellants also responded in the same way. The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by AEM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. AEM impugned this sentence on a timely basis before the European Court of Justice.

With reference to art. 27 of Law 62 of April 18, 2005, AEM S.p.A. has carefully complied with the obligations placed on the former municipal utilities that are contained in the recovery regulations and related enabling instructions.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62. The visit was merely to ascertain and finalise the amount of any taxes that were to be reimbursed. AEM S.p.A. gave the inspectors an ample statement on how the tax returns were compiled. Even if all possible forms of legal protection failed, it was deemed reasonable to assume that the Italian government's recovery actions would have involved revoking the benefits granted in different ways, depending on the public service sectors concerned. In particular, it was assumed that such action would have taken account of the actual degree of competition during the period of the measures being contested and, therefore, of the extent to which it may have been distorted.

In this regard, AEM's appeal explained that, during the 1996-1999 period examined by the Commission, the Company operated in sectors such as electricity and gas that were not opened up to competition, and in which AEM S.p.A. did not take part in any tenders for provision of the related services (an observation that has subsequently been repeated to the Court of Justice).

In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thought it possible, but not probable, that it risked having to hand back all of the aid received if the result of the entire appeal procedure turned out to be negative: consequently, no provisions were made for this matter in any of the financial statements approved up to December 31, 2006. This decision took account of objective uncertainties that make it impossible to obtain a sufficiently reasonable estimate of the charges that would be borne by AEM S.p.A. as a consequence of the above Decision.

Lastly, the majority of the profits distributed by AEM S.p.A. during the tax moratorium period were paid to the Municipality of Milan, which is part of the Public Administration. AEM S.p.A. did not receive any assisted loans from Cassa Depositi e Prestiti under the laws mentioned during the period considered by the Commission.

On March 30, 2007, the Milan I Tax Office notified four assessments, or "communication-injunctions" under Decree no. 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.

The amounts requested in these assessments, totalling 4.8 million euro inclusive of interest, were based on the Company's declaration made July 2005, except for the disallowance of the effect of applying the so-called "tombstone" tax amnesty under Law no. 289/2002.

Pursuant to Decree 10/2007, the amounts established but not paid over are subject to forcible collection via inclusion on the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the event of appeal.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial expenses" and "Other non-operating expenses".

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments have been reproposed before the Court of Justice. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company should be reimbursed since the concept of aid recovery would not be valid.

To protect its interests, the Company decided to appeal against these communication-injunctions to the competent tax jurisdiction. The Provincial Tax Commission of Milan - Section 21 rejected these appeals in ruling no. 8 of January 25, 2008 and the sentence that establishes the amount of the recoverable aid is now definitive.

On April 30, 2009, the Tax Authorities notified three assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid that conflicts with EC regulations and the earlier decision of the European Commission. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners, where the case is still pending.

Based on current law, the amount requested, namely a total of 23 million euro, had to be paid within thirty days of notification of the provision, so A2A S.p.A. made the payment on May 8, 2009.

On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-301/02 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified four assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former AEM that conflicts with EC regulations.

Having paid a total of 184 million euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.

Former ASM S.p.A. (from January 1, 2008 absorbed by A2A S.p.A.)

As regards ASM's position, the company has also impugned the decision before the Court of First Instance in Luxembourg with an appeal filed on its own account on January 2, 2003 and "ad adiuvandum" in support of AEM S.p.A. and AMGA S.p.A.

ASM felt that the European Commission's decision 2003/293/CE of July 5, 2002 could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.

On January 6, 2003 the Commission filed an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.

The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by ASM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. An appeal against this ruling has been filed with the European Court of Justice.

The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.

BAS Bergamo, which was absorbed with effect from May 18, 2005, and ASVT had negative taxable income during the years in which the moratorium applied, so it is probable that no tax will be due.

In April 2007, ASM received a communication-injunction under art. 1 of Decree 10/2007 from the Brescia Tax Office for the periods 1998 and 1999.

Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.

At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23, the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction to pay.

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice.

In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.

While waiting for the question to be decided, the Shareholders' Meeting of ASM has resolved not to consider distributable an amount of 13 million euro representing a portion of the free reserves formed during the period of the "tax moratorium".

On April 30, 2009, the Tax Authorities notified two assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid to the former ASM that conflicts with EC regulations. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners.

Under current regulations, the amount requested, 41.6 million euro, had to be paid within thirty days of the provision being notified, so A2A paid on May 8, 2009.

On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-180/03 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified two assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former ASM that conflicts with EC regulations.

Having paid a total of 35,8 million euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.

The total amount of the assessments issued by the Tax Office on April 30, 2009, for recoveries from the former AEM S.p.A. and the former ASM S.p.A., is around 64 million euro, including interest of about 24 million euro.

The total amount of the assessments issued by the Tax Office on October 2, 2009, for recoveries from the former AEM S.p.A. and the former ASM S.p.A., is around 220 million euro, including interest of about 94 million euro.

At December 31, 2009, the total interest charge of 118 million euro has been booked to income statement caption 34) "Financial management", while the amount of about 166 million euro relating to the recovery of taxes for the years 1996-1999 has been booked to income statement caption 36) "Other non-operating expenses".

The accounting treatment explained in the notes does not in any way prejudice any future steps to recover the amounts paid.

ACEA S.p.A / AEM (now A2A S.p.A.)

Via a writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) on November 8, 2000 for public-entity participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower".

Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.

The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia Bis S.p.A.

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that, for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.

In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, comprising among others AEM and Edison and, after merger with Edipower, became known as "Edipower".

According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. Again according to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding held by AEM and EDF, partly via their joint control of Edison, in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF, partly via Edison, had exceeded the 30% limit for holdings in GenCos which gave them an illicit competitive advantage over ACEA which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participation in the share capital of another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.

Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000. This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a totally separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, its effects and provisions are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims by third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations.

Furthermore, this deed does not constitute an illicit act again the competition rules because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

With regard to the alleged damages suffered by ACEA, for which compensation is claimed, it turns out that the purported damage to the plaintiff's equity cannot be attributed to AEM even in the abstract, since in substance the complaint is that it cannot have a higher stake in the GenCos - for which AEM has no responsibility. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit. These requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed since the date of disposal of the GenCo, being the period for which the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the time period envisaged in art. 163 bis of the Code of Civil Procedure to permit an adequate response, by adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to file their statements in accordance with art. 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6, 2008. Note that the hearing was first adjourned by the Honorary Judge to March 19, 2009 and then to January 21, 2010, given that no Judge had yet been allocated to the case.

The parties have now reached a settlement whereby ACEA gives up its legal action about EDF versus only A2A, limited to ACEA's part of the responsibility, continuing in its claims against EDF and the other parties being sued, other than A2A, for the entire amount requested in court, repaying A2A for the legal expenses incurred, by waiving execution of an injunction for around € 220,000.00 obtained by ACEA in a separate lawsuit.

Consul Latina S.r.l. / BAS S.p.A. (now A2A S.p.A.)

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina.

Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee due to Consul Latina, which sued for payment in 1998.

The lawsuit is still in underway with various procedural objections, some recent, such as the fact that all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney; a problem that has been resolved subsequently.

In the appeal ref. EXP 82218, Sentence 3697/3000 dated May 9, 2008, Consul Latina requested that the proceedings be declared void given that the lawyers had no powers and claiming damages due to a delay in the filing of documents by BAS in 2008; the court refused all these claims, recognising that ASM took over from BAS.

The judge also refused the appeal ref. EXP 90779, Sentence 5317534 dated May 20, 2005, in which Consul Latina claimed that Avv. De Florio had no powers of representation at the hearing held in August 2005 due to the absorption of BAS by ASM.

On November 10, 2008, attempted to file a new claim against BAS, EXP 095148, requesting information about Enerfin S.r.l. in liquidation, designed to find out if ASM was still a shareholder and, if not, the selling price obtained. Apparently, the way in which Consul Latina notified this request was considered inadequate by the Court.

We have been informed by the lawyer, Mr De Florio, that, according to Consul Latina, the amount payable on May 10, 2007 was $1,872,000, calculated on a principal of $720,000 plus interest of 1% from April 1999.

As of that date, a possible offer by ASM to settle the dispute for $400,000 was not considered acceptable.

In a more recent communication (November 18, 2008), the lawyer reiterated that the coefficient to be applied to the value of the principal to understand the sum due by BAS in the event of losing the lawsuit was 27.22%. He also confirmed that, over the last two years, the interest rate applicable to commercial settlements had remained the same at 1.55%.

In May 2009, the lawyers filed new documents but without outcome.

On November 16, 2009, the judge condemned A2A to pay a fine of 300 pesos per day from May 6, 2009 for not having provided the information required about the sale on that date; the lawyers appealed immediately and for this reason no fine has yet been paid.

in the lawyers' opinion, the sentence will be quashed; if this does not happen, the fine accruing up to February 2010, the date of the last deed deposited as part of the appeal, came to $22,265.

In February 2010, A2A renewed the mandate of the Garrido Law Office to find a way of settling the original lawsuit brought by Consult Latina and take the necessary steps to revoke the pledge filed by Consul Latina on HISA's subsidiaries.

AEEG /ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.

The companies affected by these sanctions paid the amount requested in the first half of 2007, given the compulsory nature of the Authority's decision, but they appealed to the TAR (regional administrative court) against the AEEG's lack of reasons and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February

13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).

The State Procurator's Office did not appeal, so the sentence became definitive.

The Company has asked for the amounts paid to be reimbursed and declared excessive by the administrative judge.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction. There were no significant updates on this matter during 2009.

A2A / Mr. Buzzi

Mr. Buzzi sued AEM S.p.A. before the Milan Court by a writ served on May 24, 2001.

Mr. Buzzi challenged before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed for issue of bonds.

AEM appeared at the hearing on November 19, 2003, filing a defence statement.

The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.

With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.

Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

7) Environmental certificates as contingent assets

At December 31, 2009 A2A S.p.A. has an excess of environmental certificates (Emission Allowances and White Certificates).

ATTACHMENTS

1 - Statement of changes in tangible assets

Tangible assets *Thousands of euro*	Amount at 12 31 2008			Effect of non-recurring transactions								
				Sale of District Heating Business to ACS			Sale of Incineration Business to Aprica S.p.A.			Sale of TLC business to Selene		
	Gross value	**Accumulated depreciation**	**Residual amount**	**Gross value**	**Accumulated depreciation**	**Residual amount**	**Gross value**	**Accumulated depreciation**	**Residual amount**	**Gross value**	**Accumulated depreciation**	**Residual amount**
Land	30,170	(992)	29,178	(1,360)		(1,360)	(615)		(615)			
Buildings	295,150	(62,789)	232,361	(12,534)	2,402	(10,132)	(35,302)	10,982	(24,320)			
Plant and machinery	1,560,012	(556,669)	1,003,343	(294,941)	126,138	(168,803)	(289,759)	140,375	(149,384)	(5,826)	2,174	(3,652)
Industrial and commercial equipment	15,291	(11,493)	3,798	(521)	240	(281)	(285)	227	(58)	(1,791)	1,584	(207)
Other tangible assets	52,476	(38,629)	13,847	(197)	174	(23)	(341)	329	(12)	(2,285)	1,487	(798)
Landfills												
Assets under concession (freely transferable)	366,560	(149,166)	217,394									
Construction in progress and advances	37,415		37,415	(8,314)		(8,314)	(537)		(537)			
Leasehold improvements	625	(582)	43									
Leased assets	56,944	(10,679)	46,265	(2,634)	483	(2,151)						
Total tangible assets	**2,414,643**	**(830,999)**	**1,583,644**	**(320,501)**	**129,437**	**(191,064)**	**(326,839)**	**151,913**	**(174,926)**	**(9,902)**	**5,245**	**(4,657)**

	Amounts post non-recurring transactions			Changes during the year								Amount at 12 31 2009		
	Gross value	Accumulated amortization	Residual amount	Acquisitions	Category changes	Reclassifications		Disposals	Disposals	Accumulated amortization	Total changes of the year	Gross value	Accumulated amortization	Residual amount
						Gross value	Accumulated amortization							
	28,195	(992)	27,203					(3)			(3)	28,192	(992)	27,200
	247,314	(49,405)	197,909	5,336	3,590	50,357	(8,149)			(7,798)	43,336	306,597	(65,352)	241,245
	969,486	(287,982)	681,504	21,819	59,870	(34,467)	38,115	(24,002)	18,349	(57,010)	22,674	992,706	(288,528)	704,178
	12,694	(9,442)	3,252	560		(509)	261	(71)	63	(808)	(504)	12,674	(9,926)	2,748
	49,653	(36,639)	13,014	1,101	1,993	(731)	396	(176)	109	(3,330)	(638)	51,840	(39,464)	12,376
	366,560	(149,166)	217,394	197	935	(785)	216			(48,069)	(47,506)	366,907	(197,019)	169,888
	28,564		28,564	65,703	(66,430)	(492)		(77)			(1,296)	27,268		27,268
	625	(582)	43			3	(2)			(4)	(3)	628	(588)	40
	54,310	(10,196)	44,114			(54,310)	10,196				(44,114)			
	1,757,401	**(544,404)**	**1,212,997**	**94,716**	**(42)**	**(40,934)**	**41,033**	**(24,329)**	**18,521**	**(117,019)**	**(28,054)**	1,786,812	(601,869)	1,184,943



2 - Statement of changes in intangible assets

Intangible assets *Thousands of euro*	Amount at 12 31 2008			Effect of non-recurring transactions					
				Effect of sale of district heating business to A2A CALORE & SERVIZI			Effect of sale of TLC business to Selene S.p.A.		
	Gross value	Accumulated amortization	Residual amount	Gross value	Accumulated amortization	Residual amount	Gross value	Accumulated amortization	Residual amount
Industrial patents and intellectual property rights	46,770	(29,451)	17,319	(74)	48	(26)	(265)	265	
Concessions, licences, trademarks and similar rights	33,735	(19,956)	13,779	(1,070)	298	(772)			
Goodwill	53,480		53,480						
Assets in progress	3,681		3,681						
Other intangible assets	1,701	(1,141)	560						
Total intangible assets	**139,367**	**(50,548)**	**88,819**	**(1,144)**	**346**	**(798)**	**(265)**	**265**	

	Amounts post non-recurring transactions			Changes during the year									Amount at 12 31 2009		
	Gross value	Accumulated amortization	Residual amount	Acquisitions	Acq. property management business		Category changes	Reclassifications		Write-down	Amortization	Total changes of the year	Gross value	Accumulated amortization	Residual amount
					Gross value	Accumulated amortization		Gross value	Accumulated amortization						
	46,431	(29,138)	17,293	6,070			5,511				(8,180)	3,401	58,012	(37,318)	20,694
	32,665	(19,658)	13,007	2,058			124	252	(75)		(2,237)	122	35,099	(21,970)	13,129
	53,480		53,480		1,081					(6,000)		(4,919)	48,561		48,561
	3,681		3,681	6,740			(5,593)					1,147	4,828		4,828
	1,701	(1,141)	560								(83)	(83)	1,701	(1,224)	477
	137,958	**(49,937)**	**88,021**	**14,868**	**1,081**		**42**	**252**	**(75)**	**(6,000)**	**(10,500)**	**(332)**	148,201	(60,512)	87,689



3/a - Statement of changes in shareholdings in other subsidaries

Shareholdings - *Thousands of euro*	Amount at 12 31 2008	Changes during the year 2009		
		Increases	Decreases	Effect of non-recurring transactions
FINANCIAL ASSETS				
Subsidiaries:				
A2A Reti Elettriche S.p.A.	568,206			133,655
A2A Reti Gas S.p.A.	643,828			51,832
A2A Energia S.p.A.	58,761			416
A2A Servizi al cliente S.r.l.	12,405			100
A2A Trading S.r.l.	99			1,000
A2A Calore & Servizi S.r.l.	10,196			324,281
Delmi S.p.A.	935,115			
Proaris S.r.l.	11	3,546		
Ecodeco S.r.l.	346,333			
Plurigas S.p.A.	560			
A2A Coriance S.a.s.	32,952			
A2A Produzione S.r.l.	10			
Aprica S.p.A.	91,299			120,064
Aprica Studi S.r.l.	674			(674)
Retragas S.r.l.	30,105			
Retrasm S.r.l.	100			
Selene S.p.A.	1,548			7,724
Ecofert S.r.l.(*)	874			
A2A Servizi alla Distribuzione S.p.A. (formerly Cogas S.p.A.)	120			
Asm Energia e Ambiente S.r.l.	22,645			(716)
Abruzzo Energia S.p.A.	98,429	26,438		
Energen S.r.l.	7		(7)	
Asm Energy S.r.l.	1,000			(1,000)
Seasm S.r.l.	469			
Assoenergia S.p.A. in liquidation	5,848			
Asm Reti S.p.A.	198,864			(198,864)
Ostros Energia S.r.l.	320	3,330		-
Bas S.I.I. S.p.A.	17,162			
Bas Omniservizi S.r.l.	6,460			
Bas Com S.p.A.	3,802			(3,802)
Partenope Ambiente S.p.A. (formerly Bas International S.p.A.)	20	120		
Asm Calore E Servizi S.r.l.	10			(10)
Asm Servizi S.p.A. in liquidation	64			
Asm Elettricità S.r.l.	133,854			(133,854)
Camuna Energia S.r.l.	1,467			
Amsa S.p.A.	76,945			
Aspem S.p.A.		26,508		
A2A Logistica S.p.A.		120		
A2A Montenegro DOO		300		
Total subsidiaries	**3,300,562**	**60,362**	**(7)**	**300,152**

(*) Figures in the financial statements at December 31, 2008

	Changes during the year 2009		Amount at 12 31 2009	Portion of equity		
	Write-downs	Other changes		% in holding	Equity at 12 31 2009	Pro quota amount
			701,861	100.00%	697,432	697,432
			695,660	100.00%	642,318	642,318
			59,177	100.00%	105,117	105,117
			12,505	100.00%	17,739	17,739
			1,099	100.00%	66,837	66,837
			334,477	100.00%	343,492	343,492
			935,115	51.00%	1,887,438	962,593
			3,557	60.00%	5,819	3,491
			346,333	100.00%	125,956	125,956
			560	70.00%	61,077	42,754
			32,952	98.08%	32,674	32,047
		706,689	706,699	100.00%	654,269	654,269
			211,363	99.99%	243,385	243,361
			–	–	–	–
			30,105	87.27%	40,454	35,304
		(100)	–	–	–	–
			9,272	100.00%	10,584	10,584
			874	47.00%	1,959	921
			120	100.00%	161	161
			21,929	100.00%	40,883	40,883
			124,867	89.84%	130,335	117,093
			–	–	–	–
			–	–	–	–
			469	67.00%	639	428
			5,848	97.76%	5,128	5,013
			–			
			3,650	100.00%	3,045	3,045
			17,162	99.98%	20,815	20,811
			6,460	100.00%	11,421	11,421
			–	–	–	–
			140	100.00%	619	619
			–	–	–	–
			64	51.00%	468	239
			–	–	–	–
			1,467	74.50%	929	692
			76,945	100.00%	109,767	109,767
			26,508	90.00%	12,144	10,930
			120	100.00%	116	116
			300	100.00%	300	300
		706,589	4,367,658		**5,273,320**	**4,305,733**

3/b - Statement of changes in shareholdings in other companies

Shareholdings - *Thousands of euro*	Amount at 12 31 2008	Changes during the year 2009		
		Increases	Decreases	
FINANCIAL ASSETS				
Associates:				
Ergosud S.p.A.	53,041	10,500		
Ergon Energia S.r.l. in liquidation (**)	600			
Metamer S.r.l.	885			
Asm Novara S.p.A.	500			
Malpensa Energia S.r.l.	2,531		(2,531)	
e-Utile S.p.A. (*)	268			
SET S.p.A. (**)	2,208			
Azienda Servizi Valtrompia S.p.A.	3,358			
Ge.Si S.r.l.	475			
Centrale Termoelettrica del Mincio S.r.l.	6			
C'è Gas S.r.l. in liquidation (**)	1			
Visano Società Trattamento Reflui S.c.a.r.l. (**)	10			
Serio Energia S.r.l. (**)	400			
Giudicarie Gas S.p.A.	455		(455)	
Alagaz S.p.A.	8			
Società Servizi Valdisotto S.p.A.	2,073			
Zincar S.r.l. - in liquidation	63			
A.G.A.M. S.p.A.	18,731		(18,731)	
Sviluppo Turistico Lago d'Iseo S.p.A. (**)	858			
Metroweb S.p.A.	11,920			
Edipower S.p.A.	398,768			
ACSM-AGAM S.p.A.	23,079		18,731	
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.) (**)	51,000			
Elektroprivreda Cnre Gore AD (EPGC - Montenegro)		442,315		
Rudnik Uglja Ad Plejvlija		19,067		
Total associates	**571,238**	**471,882**	**(2,986)**	

(*) Figures in the financial statements at September 30, 2009.
(**) Figures in the financial statements at December 31, 2008

	Changes during the year 2009		Amount at 12 31 2009	Portion of equity		
	Write-downs	Other changes		% in holding	Equity at 12 31 2009	Pro quota amount
			63,541	50.00%	107,402	53,701
			600	50.00%	4,151	2,075
			885	50.00%	2,801	1,401
			500	50.00%	548	274
			-	-	-	-
			268	49.00%	4,487	2,199
			2,208	49.00%	876	429
			3,358	48.48%	6,730	3,263
			475	47.50%	3,184	1,512
			6	45.00%	17	8
			1	40.74%	82	33
			10	40.00%	26	10
			400	40.00%	1,437	575
			-	-	-	-
			8	35.00%	-	-
			2,073	32.52%	8,218	2,672
			63	27.00%	215	58
			-	-	-	-
			858	23.88%	3,311	791
			11,920	23.53%	47,723	11,229
			398,768	20.00%	2,071,025	414,205
			41,810	21.94%	142,482	31,261
			51,000	7.90%	306,015	24,175
			442,315	43.70%	894,659	390,966
			19,067	39.49%	-	-
			1,040,134		3,605,389	940,837



3/c - Statement of changes in shareholdings in other companies (AFS)

Name - *Thousands of euro*	Percentage held %	Shareholder	Book value at 12 31 2009
Financial assets available for sale (AFS)			
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
S.p.A. Immobiliare-Fiera di Brescia	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
S.p.A. Autostrade Centropadane	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Others			
Consorzio DIX.IT (in liquidation)			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
Isfor 2000 S.c.p.a.			
INN.TEC. S.r.l.			
Brixia Expo-Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Stradivaria S.p.A.			
Consorzio Milanosistema (in liquidation)			
Consorzio L.E.A.P.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			

Name - *Thousands of euro*	**Percentage held %**	**Shareholder**	**Book value at 12 31 2009**
Cramer Scrl			
Consorzio Intellimech			
Tre Valli S.p.A.			
Total others			**2,412**
Total financial assets available for sale			**11,515**
Shareholdings held for sale			
Alpiq Holding (formerly Atel Holding AG)			406,464
Retrasm			100
Total shareholdings held for sale			**406,564**

4/a - List of shareholdings in subsidiaries

Company - *Thousands of euro*	Registered office	Currency	Share capital at 12 31 2009	
Subsidiaries:				
A2A Reti Elettriche S.p.A.	Brescia	Euro	520,000	
A2A Reti Gas S.p.A.	Brescia	Euro	442,000	
A2A Energia S.p.A.	Milan	Euro	520,000	
A2A Servizi al Cliente S.r.l.	Milan	Euro	12,405	
A2A Trading S.r.l.	Milan	Euro	1,000	
A2A Calore & Servizi S.r.l.	Brescia	Euro	150,000	
Delmi S.p.A.	Milan	Euro	1,466,868	
Proaris S.r.l.	Milan	Euro	1,875	
Ecodeco S.r.l.	Milan	Euro	7,469	
Plurigas S.p.A.	Milan	Euro	800	
Bas S.I.I. S.p.A.	Bergamo	Euro	17,166	
Bas Omniservizi S.r.l.	Bergamo	Euro	6,460	
Amsa S.p.A.	Milan	Euro	52,179	
Selene S.p.A.	Brescia	Euro	3,000	
Retragas S.r.l.	Brescia	Euro	34,495	
Abruzzo Energia S.p.A.	San Salvo (Ch)	Euro	130,000	
Asm Energia e Ambiente S.r.l.	Brescia	Euro	22,497	
Aprica S.p.A.	Brescia	Euro	204,698	
Ecofert S.r.l.	S.Gervasio Bresciano	Euro	1,808	
A2A Servizi alla Distribuzione S.p.A. (formerly Cogas S.p.A.)	Brescia	Euro	120	
Seasm S.r.l.	Brescia	Euro	700	
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126	
Ostros Energia S.r.l.	Brescia	Euro	3,217	
Partenope Ambiente S.p.A. (formerly Bas International S.p.A.)	Brescia	Euro	120	
Asm Servizi S.p.A. (in liquidation)	Brescia	Euro	500	
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900	
A2A Coriance S.a.s.	Noisy Le Grand (France)	Euro	32,562	
A2A Produzione S.r.l.	Brescia	Euro	265,457	
Aspem S.p.A.	Varese (Va)	Euro	174	
A2A Logistica S.p.A.	Brescia	Euro	120	
A2A Montenegro DOO	Podgorica (Montenegro)	Euro	300	

	Equity at 12 31 2009	Result at 12 31 2009	% holding	Pro quota amount (a)	Amount (b)	Difference (a – b)
	697,432	(911)	100%	697,432	701,861	(4,429)
	642,318	(2,038)	100%	642,318	695,660	(53,342)
	105,117	35,524	100%	105,117	59,177	45,940
	17,739	4,097	100%	17,739	12,505	5,234
	66,837	25,858	100%	66,837	1,099	65,738
	343,492	17,768	100%	343,492	334,477	9,015
	1,887,438	46,733	51%	962,593	935,115	27,478
	5,819	(66)	60%	3,491	3,557	(66)
	125,956	9,366	100%	125,956	346,333	(220,377)
	61,077	18,638	70.00%	42,754	560	42,194
	20,815	663	99.98%	20,811	17,162	3,649
	11,421	1,724	100%	11,421	6,460	4,961
	109,767	23,534	100%	109,767	76,945	32,822
	10,584	2,102	100%	10,584	9,272	1,312
	40,454	2,511	87.27%	35,304	30,105	5,199
	130,335	4,772	89.84%	117,093	124,867	(7,774)
	40,883	16,092	100%	40,883	21,929	18,954
	243,385	11,240	99.99%	243,361	211,363	31,998
	1,959	(19)	47%	921	874	47
	161	(14)	100%	161	120	41
	639	7	67%	428	469	(41)
	5,128	(1)	97.76%	5,013	5,848	(835)
	3,045	(172)	100%	3,045	3,650	(605)
	619	484	100%	619	140	479
	468	(16)	51%	239	64	175
	907	21	74.50%	676	1,467	(791)
	32,674	(405)	98.08%	32,047	32,952	(905)
	654,269	11,922	100%	654,269	706,699	(52,430)
	12,144	6,137	90%	10,930	26,508	(15,578)
	116	(4)	100%	116	120	(4)
	300	nd	100%	300	300	–


133

4/b - List of shareholdings in associates

Company - *Thousands of euro*	Registered office	Currency	Share capital
ACSM-AGAM S.p.A.	Monza (Mb)	Euro	76,619
Alagaz S.p.A.	San Pietroburgo (Fed. Russa)	USD	24
Asm Novara S.p.A.	Brescia	Euro	1,000
Azienda Servizi Valtrompia S.p.A.	Gardone Val Trompia (Bs)	Euro	6,000
C'è Gas S.r.l. (in liquidation) (**)	Cernusco S/Naviglio (Mi)	Euro	10
Centrale Termoelettrica del Mincio S.r.l.	Ponti sul Mincio (Mn)	Euro	11
Edipower S.p.A.	Milan	Euro	1,441,300
Ergon Energia S.r.l. (in liquidation) (**)	Milan	Euro	600
Ergosud S.p.A.	Roma	Euro	81,448
e-Utile S.p.A. (*)	Milan	Euro	1,000
Ge,Si S.r.l.	Brescia	Euro	1,000
Metamer S.r.l.	San Salvo (Ch)	Euro	650
Metroweb S.p.A.	Milan	Euro	20,180
Serio Energia S.r.l. (**)	Concordia sulla Secchia (Mo)	Euro	1,000
SET S.p.A. (**)	Toscolano Maderno (Bs)	Euro	104
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420
Sviluppo Turistico Lago d'Iseo S.p.A. (**)	Iseo (Bs)	Euro	1,194
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.) (**)	Rovereto (Tn)	Euro	224,790
Visano Società Trattamento Reflui S.c.a.r.l. (**)	Brescia	Euro	25
Zincar S.r.l. - in liquidation (**)	Milan	Euro	100
Elektroprivreda Cnre Gore AD (EPGC - Montenegro)	Niksic (Montenegro)	Euro	958,666
Rudnik Uglja Ad Plejvlija	Plejvlja (Montenegro)	Euro	21,493

(*) Figures in the financial statements at September 30, 2009.
(**) Figures in the financial statements at December 31, 2008.

	Equity	Result	% holding	Pro quota amount (a)	Amount (b)	Difference (a – b)
	142,482	406	21.94%	31,261	41,810	(10,549)
	–	–	35.00%	–	8	(8)
	548	(222)	50.00%	274	500	(226)
	6,730	(235)	48.48%	3,263	3,358	(95)
	82	51	40.74%	33	1	32
	17	(2)	45.00%	8	6	2
	2,071,025	37,140	20.00%	414,205	398,768	15,437
	4,151	2,171	50.00%	2,075	600	1,475
	107,402	(486)	50.00%	53,701	63,541	(9,840)
	4,487	1,548	49.00%	2,199	268	1,931
	3,184	604	47.50%	1,512	475	1,037
	2,801	602	50.00%	1,401	885	516
	47,723	9,095	23.53%	11,229	11,920	(691)
	1,437	340	40.00%	575	400	175
	876	117	49.00%	429	2,208	(1,779)
	8,218	251	32.52%	2,672	2,073	599
	3,311	52	23.88%	791	858	(67)
	306,015	16,405	7.90%	24,175	51,000	(26,825)
	26	–	40.00%	10	10	–
	215	(472)	27.00%	58	63	(5)
	894,659	4,142	43.70%	390,966	442,315	(51,349)
			39.49%		19,067	



5 - Statement of relevant shareholdings pursuant to art. 126 Consob resolution 11971 of May 14, 1999

Name	Registered office	% held of voting capital	How held	Company that holds the investment directly
A2A Calore & Servizi S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Energia S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
A2A Logistica S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Montenegro DOO	Podgorica (Montenegro)	100.00%	Owned	A2A S.p.A.
A2A Produzione S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Reti Elettriche S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Reti Gas S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Servizi al Cliente S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
A2A Servizi alla Distribuzione S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Trading S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
AMSA S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
ASMEA S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
ASPEM ENERGIA S.r.l.	Varese	100.00%	Owned	Aspem S.p.A.
BAS - Omniservizi S.r.l.	Bergamo	100.00%	Owned	A2A S.p.A.
Ecoair S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
Ecodeco Hellas S.A.	Atene (Grecia)	100.00%	Owned	Ecodeco S.r.l.
Ecodeco S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
Itradeplace S.p.A.	Brescia	100.00%	Owned	Selene S.p.A.
Ostros Energia S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Partenope Ambiente S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
RETRASM S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Selene S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	100.00%	Owned	Ecodeco S.r.l.
Aprica S.p.A.	Brescia	99.99%	Owned	A2A S.p.A.
BAS S.I.I. S.p.A.	Bergamo	99.98%	Owned	A2A S.p.A.
Nicosiambiente S.r.l.	Milan	98.90%	Owned	Ecodeco S.r.l.
Vespia S.r.l.	Torino	98.90%	Owned	Ecodeco S.r.l.

Name	Registered office	% held of voting capital	How held	Company that holds the investment directly
Assoenergia S.p.A. (in liquidation)	Brescia	97.76%	Owned	A2A S.p.A.
Sicura S.r.l.	Milan	96.80%	Owned	Ecodeco S.r.l.
Ecolombardia 18 S.r.l.	Milan	91.67%	Owned	Ecodeco S.r.l.
Retragas S.r.l.	Brescia	91.60%	Owned	A2A S.p.A. (87.27%) A2A Reti Gas S.p.A. (4.33%)
Aspem S.p.A.	Varese	90.00%	Owned	A2A S.p.A.
Varese Risorse S.p.A.	Varese	90.00%	Owned	Aspem S.p.A.
ABRUZZOENERGIA S.p.A.	San Salvo (Ch)	89.84%	Owned	A2A S.p.A.
Montichiariambiente S.p.A.	Brescia	80.00%	Owned	Aprica S.p.A.
Camuna Energia S.r.l.	Cedegolo (Bs)	74.50%	Owned	A2A S.p.A.
A2A Alfa S.r.l.	Milan	70.00%	Owned	A2A Trading S.r.l.
Plurigas S.p.A.	Milan	70.00%	Owned	A2A S.p.A.
A,S,R,A,B, S.p.A.	Biella	69.00%	Owned	Ecodeco S.r.l.
Ecolombardia 4 S.p.A.	Milan	68.56%	Owned	Ecodeco S.r.l.
SEASM Sr,l,	Brescia	67.00%	Owned	A2A S.p.A.
Proaris S.r.l.	Milan	60.00%	Owned	A2A S.p.A.
Asm Servizi S.p.A. in liquidation	Brescia	51.00%	Owned	A2A S.p.A.
Delmi S.p.A.	Milan	51.00%	Owned	A2A S.p.A.
Asm Novara S.p.A.	Brescia	50.00%	Owned	A2A S.p.A.
Bellisolina S.r.l.	Montanaso Lombardo (Lo)	50.00%	Owned	Ecodeco S.r.l.
Bergamo Pulita S.r.l.	Bergamo	50.00%	Owned	Ecodeco S.r.l.
Bergamo Servizi S.r.l.	Sarnico (Bg)	50.00%	Owned	Aprica S.p.A.
Ergon Energia S.r.l. in liquidation	Milan	50.00%	Owned	A2A S.p.A.
Ergosud S.p.A.	Roma	50.00%	Owned	A2A S.p.A.
Metamer S.r.l.	San Salvo (Ch)	50.00%	Owned	A2A S.p.A.
PremiumGas S.p.A.	Bergamo	50.00%	Owned	A2A Alfa S.r.l.
SED S.r.l.	Robassomero (To)	50.00%	Owned	Ecodeco S.r.l.
Transalpina di Energia S.r.l.	Milan	50.00%	Owned	Delmi S.p.A.
e-Utile S.p.A.	Milan	49.00%	Owned	A2A S.p.A.
SET S.p.A.	Toscolano Maderno (Bs)	49.00%	Owned	A2A S.p.A.
Azienda Servizi Valtrompia S.p.A.	Gardone V,T, (Bs)	48.86%	Owned	A2A S.p.A. (48.48%) A2A Reti Gas S.p.A. (0.38%)
Ge,S,I, S.r.l.	Brescia	47.50%	Owned	A2A S.p.A.
Ecofert S.r.l.	S, Gervasio Bresciano (Bs)	47.00%	Owned	A2A S.p.A.
Cte Mincio S.r.l.	Ponti s/Mincio (Mn)	45.00%	Owned	A2A S.p.A.
Elektroprivreda Cnre Gore AD Niksic (EPGC Montenegro)	Niksic (Montenegro)	43.70%	Owned	A2A S.p.A.



Name	Registered office	% held of voting capital	How held	Company that holds the investment directly
C'è Gas S.r.l. in liquidation	Cernusco s/Naviglio (Mi)	40.74%	Owned	A2A S.p.A.
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	40.00%	Owned	A2A S.p.A.
Visano Soc, Trattamento Reflui Scarl	Brescia	40.00%	Owned	A2A S.p.A.
Rudnik Uglja AD Pljevlja	Pljevlja (Montenegro)	39.49%	Owned	A2A S.p.A.
Alagaz S.p.A.	San Pietroburgo (Federaz, Russa)	35.00%	Owned	A2A S.p.A.
LumEnergia S.p.A.	Lumezzane (Bs)	33.33%	Owned	ASMEA S.r.l.
Coges S.p.A.	Bassano Bresciano (Bs)	32.70%	Owned	Aprica S.p.A.
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	32.52%	Owned	A2A S.p.A.
Zincar S.r.l. in liquidation	Milan	27.00%	Owned	A2A S.p.A.
Old River Ranch S.c.a.r.l. (in liquidation)	Reggio Emilia	25.00%	Owned	Ecodeco S.r.l.
Tecnoacque Cusio S.p.A.	Omegna (Vb)	25.00%	Owned	Ecodeco S.r.l.
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	23.88%	Owned	A2A S.p.A.
Metroweb S.p.A.	Milan	23.53%	Owned	A2A S.p.A.
Edipower S.p.A.	Milan	20.00%	Owned	A2A S.p.A.
Futura S.r.l.	Brescia	20.00%	Owned	A2A Calore & Servizi S.r.l.
Utilia S.p.A.	Rimini	20.00%	Owned	A2A Servizi al Cliente S.r.l.
Prealpi Servizi S.r.l.	Varese	12.47%	Owned	Aspem S.p.A.
INN.TEC. S.r.l.	Brescia	10.89%	Owned	A2A S.p.A.
A2a - Coriance S.a.s.	Noisy-le-Grand (France)	98.08%	Owned	A2A S.p.A.
Coriance S.a.s.	Noisy-le-Grand (France)	100.00%	Owned	A2A - Coriance S.a.s.
Andrezieux Boutheon Energie Services S.a.s.	Andrézieux-Bouthéon Cedex (France)	100.00%	Owned	Coriance S.a.s.
Aulnay Energie Services S.a.s.	Aulnay-sous-Bois (France)	100.00%	Owned	Coriance S.a.s.
Blanc Mesnil Energie Services S.a.s.	Le Blanc Mesnil (France)	100.00%	Owned	Coriance S.a.s.
Calo Rem S.a.s.	Manosque (France)	100.00%	Owned	Coriance S.a.s.
Castres Energie Services S.a.s.	Castres (France)	100.00%	Owned	Coriance S.a.s.
Chelles Chaleur S.a.s.	Chelles (France)	100.00%	Owned	Coriance S.a.s.
Drome Energie Services S.a.s.	Pierrelatte (France)	100.00%	Owned	Coriance S.a.s.
Eneriance S.a.s.	Toulouse (France)	100.00%	Owned	Coriance S.a.s.
Energie Meaux S.a.s.	Meaux (France)	100.00%	Owned	Coriance S.a.s.
Societe Thermique de Villiers le Bel/Gonesse S.a.s.	Villiers-le-Bel (France)	100.00%	Owned	Coriance S.a.s.
Les Mureaux Energie Services S.a.s.	Les Mureaux (France)	100.00%	Owned	Coriance S.a.s.
Mebois-Montrond Bois Energie S.a.s.	Montrond-les-Bains (France)	100.00%	Owned	Coriance S.a.s.
Ris Energie Services S.a.s.	Ris Orangis (France)	100.00%	Owned	Coriance S.a.s.
Services Energie Labruguiere S.a.s.	Labruguière (France)	100.00%	Owned	Coriance S.a.s.

Name	Registered office	% held of voting capital	How held	Company that holds the investment directly
Societe Thermique de la Doua S.a.s.	Villeurbanne (France)	100.00%	Owned	Coriance S.a.s.
Sogatherm S.a.s.	Chalette sur Loing (France)	100.00%	Owned	Coriance S.a.s.
Vlbg Energie SA	Villiers-le-Bel (France)	100.00%	Owned	Coriance S.a.s.
Inter Industrie Termique S.a.s.	Nemours (France)	83.00%	Owned	Coriance S.a.s.
Societe Thermique de Salon de Provence SA	Salon-de-Provence (France)	51.00%	Owned	Coriance S.a.s.
SOFREDITH Société Fresnoise de Distribution Thermique SA	Fresnes (France)	50.98%	Owned	Coriance S.a.s.
Eriva S.a.s.	Montereau-Fault-Yonne (France)	50.00%	Owned	Coriance S.a.s.
Stade Energie S.a.s.	Noisy-le-Grand (France)	50.00%	Owned	Coriance S.a.s.
Via Confort S.a.s.	Saint-Etienne (France)	49.00%	Owned	Coriance S.a.s.
Gennedith S.a.s.	Puteaux (France)	26.00%	Owned	Coriance S.a.s.
Societe Thermique de Laval Saint Nicolas sa	Laval (France)	25.00%	Owned	Coriance S.a.s.

Key figures in the financial statements of the main subsidiaries and associates prepared according to IAS/IFRS

(pursuant to art. 2429.4 of the Italian civil code)

SUBSIDARIES	BAS S.I.I. S.p.A.		BAS OMNISERVIZI S.r.l.		A2A TRADING S.r.l.		AMSA S.p.A.		SELENE S.p.A.	
Share capital:	Euro	17,166,000	Euro	6,460,000	Euro	1,000,000	Euro	52,178,730	Euro	3,000,000
% shareholding:	A2A S.p.A.	99.98%	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%
Description - *Thousands of euro*	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**
Revenues	21,237	**22,823**	97,741	**93,839**	3,236,548	**3,486,636**	367,124	**394,827**	24,992	**24,224**
Gross operating income - EBITDA	4,366	**6,220**	5,371	**3,168**	37,152	**171,350**	81,396	**68,209**	4,727	**6,075**
Net operating income	1,786	**4,092**	3,433	**1,803**	36,946	**171,235**	54,746	**34,916**	3,208	**4,807**
Income before tax	1,967	**4,498**	3,753	**2,615**	36,687	**171,458**	47,182	**40,414**	3,244	**4,628**
Net income for the year	663	**2,465**	1,724	**1,163**	25,858	**106,409**	23,534	**17,786**	2,102	**2,922**
Assets	44,964	**42,688**	45,044	**49,332**	723,727	**823,907**	369,644	**379,513**	29,706	**16,627**
Liabilities	24,149	**20,537**	33,623	**38,634**	656,890	**728,869**	259,877	**286,604**	19,122	**10,970**
Equity	20,815	**22,151**	11,421	**10,697**	66,837	**95,038**	109,767	**92,909**	10,584	**5,657**
Net financial position	8,964	**5,462**	9,345	**(1,778)**	80,379	**36,809**	(54,270)	**(61,395)**	(7,485)	**(906)**

ASSOCIATES	METAMER S.r.l.		GE.SI. S.r.l.		AZIENDA SERVIZI VALTROMPIA S.p.A.		ACSM - AGAM S.p.A.	
Share capital:	Euro	650,000	Euro	1,000,000	Euro	6,000,000	Euro	46,871,000
% shareholding:	A2A S.p.A.	50.00%	A2A S.p.A.	47.50%	A2A S.p.A.	48.48%	A2A S.p.A.	20.00%
Description - *Thousands of euro*	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**
Revenues	28,396	**24,769**	6,424	**6,532**	12,184	**14,036**	62,648	**35,851**
Gross operating income - EBITDA	941	**477**	1,413	**1,746**	362	**779**	15,124	**7,790**
Net operating income - EBIT	925	**455**	943	**1,398**	(156)	**295**	271	**(1,228)**
Income before tax	1,051	**714**	935	**1,369**	(201)	**325**	1,016	**(2,793)**
Net income (loss) for the year	602	**446**	604	**894**	(235)	**55**	2,016	**(1,142)**
Assets	17,000	**11,233**	7,938	**6,730**	19,067	**17,095**	286,862	**177,279**
Liabilities	14,199	**8,614**	4,754	**3,701**	12,337	**10,129**	68,445	**37,511**
Equity	2,801	**2,619**	3,184	**3,029**	6,730	**6,966**	218,417	**139,768**
Net financial position	8,499	**4,489**	624	**(684)**	(1,222)	**(413)**	88,212	**63,659**

	RETRAGAS S.r.l.		ABRUZZO ENERGIA S.p.A.		ASMEA S.r.l.		APRICA S.p.A.		SEASM S.r.l.		OSTROS ENERGIA S.r.l.		PARTENOPE AMBIENTE S.p.A.	
	Euro 34,494,650		Euro 130,000,000		Euro 22,497,000		Euro 204,698,400		Euro 700,000		Euro 3,217,487		Euro 120,000	
	A2A S.p.A. 87.27% ASM RETI S.p.A.4.33%		A2A S.p.A. 89.84%		A2A S.p.A. 100.00%		A2A S.p.A. 99.99%		A2A S.p.A. 67.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%	
	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**
	7,610	**7,064**	46,046	**56**	776,723	**855,160**	143,952	**139,334**	360	**357**	-	**-**	3,404	**-**
	5,606	**5,031**	24,115	**(3,769)**	42,044	**14,558**	25,528	**19,424**	308	**305**	(166)	**(268)**	-	**(3)**
	3,639	**3,104**	12,141	**(3,789)**	29,420	**5,022**	14,591	**31,807**	140	**138**	(166)	**(268)**	-	**(3)**
	3,682	**3,299**	6,971	**(3,792)**	31,027	**7,833**	17,343	**39,314**	15	**9**	(218)	**(378)**	(14)	**(1)**
	512	**2,317**	4,772	**(2,635)**	16,092	**4,340**	11,240	**26,300**	7	**(9)**	(172)	**(363)**	482	**(2)**
	42,041	**42,899**	394,165	**359,479**	486,409	**332,153**	416,830	**238,950**	2,937	**3,232**	5,592	**5,553**	5,669	**17**
	1,587	**2,757**	263,830	**263,309**	445,526	**301,945**	173,445	**119,778**	2,298	**2,600**	2,547	**5,666**	5,052	**2**
	40,454	**40,142**	130,335	**96,170**	40,883	**30,208**	243,385	**119,172**	639	**632**	3,045	**(113)**	617	**15**
	2,251	**2,936**	(240,200)	**(188,393)**	163,427	**18,371**	46,575	**86,648**	(2,236)	**(2,269)**	(568)	**(3,664)**	(3,742)	**16**

Key figures in the financial statements of the main subsidiaries and associates prepared according to ITALIAN GAAP

(pursuant to art. 2429.4 of the Italian civil code)

SUBSIDARIES	A2A RETI ELETTRICHE S.r.l.		DELMI S.p.A.		A2A RETI GAS S.p.A.		A2A CALORE & SERVIZI S.r.l.		A2A ENERGIA S.p.A.	
Share capital:	Euro 520,000,000		Euro 1,466,868,500		Euro 442,000,000		Euro 150,000,000		Euro 520,000,000	
% shareholding:	A2A S.p.A. 100.00%		A2A S.p.A. 51.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%	
Description - *Thousands of euro*	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**
Turnover	316,618	**338,808**	0	**0**	166,745	**123,819**	278,184	**133,306**	1,668.415	**1,212,977**
Gross operating income - EBITDA	130,717	**147,098**	(736)	**(1,073)**	75,180	**56,435**	57,669	**335**	84,064	**33,730**
Operating income - EBIT	12,987	**54,085**	(736)	**(1,073)**	(1,720)	**(14,236)**	28,995	**(1,961)**	62,163	**21,339**
Income before tax	3,089	**43,276**	47,218	**(243)**	(1,767)	**(15,815)**	27,791	**(1,655)**	58,438	**22,661**
Net income (loss) for the year	(911)	**25,689**	46,733	**1,176**	(2,038)	**(13,857)**	17,768	**(1,601)**	35.524	**14,850**
Assets	1,535.895	**1,173,274**	1,889.513	**1,841,301**	792,920	**778,699**	587,224	**79,080**	827,130	**462,453**
Liabilities	838,463	**568,877**	2,075	**595**	150,603	**145,615**	243.732	**77,523**	722,013	**379,276**
Equity	697.432	**604,397**	1,887.438	**1,840,706**	642,318	**633,084**	343.492	**1,557**	105,117	**83,177**
Net financial position	(405,230)	**(174,518)**	22,187	**10,196**	8,161	**(36,748)**	(35,239)	**(2,315)**	(411.241)	**(50,946)**

ASSOCIATES	e-Utile S.p.A.		ASM NOVARA S.p.A.		C.LE TER.DEL MINCIO S.r.l.		SOC.SERV. VALDISOTTO S.p.A.		EDIPOWER S.p.A.		ERGOSUD S.p.A.	
Share capital:	Euro 1,000,000		Euro 1,000,000		Euro 11,000		Euro 6,420,000		Euro 1,441,300,000		Euro 81,448,000	
% shareholding:	A2A S.p.A. 49.00%		A2A S.p.A. 50.00%		A2A S.p.A. 45.00%		A2A S.p.A. 32.52%		A2A S.p.A. 20.00%		A2A S.p.A. 50.00%	
Description - *Thousands of euro*	09 30 09	**09 30 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**
Turnover	39,808	**38,215**	1.885	**2,477**	..	**-**	2.340	**2,751**	1,255.895	**1,350,262**	7.477	**14,272**
Gross operating income - EBITDA	2,364	**2,564**	(206)	**(226)**	(2)	**(3)**	796	**853**	441,059	**394,332**	6,694	**13,918**
Operating income - EBIT	3,077	**2,730**	(210)	**(227)**	(2)	**(3)**	163	**231**	138,133	**117,689**	6,240	**13,416**
Income before tax	3,029	**2,755**	(305)	**(294)**	(2)	**(2)**	337	**33**	80,159	**33,887**	315	**414**
Net income (loss) for the year	1,548	**1,312**	(222)	**(207)**	(2)	**(2)**	251	**241**	37,140	**(1,349)**	6	**(404)**
Assets	28,931	**28,230**	7.373	**2,891**	20	**20**	10,131	**10,763**	4,036,544	**4,358,228**	467.213	**403,072**
Liabilities	24.444	**23,991**	6,825	**2,121**	3	**1**	1,913	**2,567**	1,965,519	**2,324,333**	360,618	**317,483**
Equity	4.487	**4,239**	548	**770**	17	**19**	8,218	**8,196**	2,071,025	**2,033,895**	106,595	**85,589**
Net financial position	2,156	**7,818**	nd		18	**19**	1	**2**	(1,268,690)	**(1,533,746)**	338.894	**307,265**

Key figures in the financial statements of the main subsidiaries and associates prepared according to ITALIAN GAAP

	A2A Servizi al cliente S.r.l.		ECODECO S.r.l.		PLURIGAS		A2A PRODUZIONE S.r.l.		CAMUNA ENERGIA S.r.l.		ASPEM S.p.A.		A2A Logistica S.p.A.	
	Euro	12,405,294	Euro	7,468,560	Euro	800,000	Euro	265,457,253	Euro	900,000	Euro	173,785	Euro	120,000
	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%	A2A S.p.A.	70.00%	A2A S.p.A.	100.00%	A2A S.p.A.	74.50%	A2A S.p.A.	90.00%	A2A S.p.A.	100.00%
	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**	12 31 09	**12 31 08**
	40,619	**35,587**	111,099	**59,345**	1,289,881	**1,392,103**	117,582	**-**	123	**117**	40,845	**39,574**	-	**-**
	9,075	**7,353**	31,310	**10,732**	32,539	**36,128**	53,919	**(3)**	68	**92**	5,812	**3,965**	(6)	**-**
	6,368	**4,873**	17,523	**7,615**	31,960	**35,517**	20,368	**(3)**	15	**41**	3,271	**2,020**	(6)	**-**
	6,587	**5,588**	15,752	**21,563**	30,198	**29,789**	17,819	**(3)**	22	**42**	7,706	**3,556**	(6)	**-**
	4,097	**3,498**	9,366	**19,267**	18,638	**18,465**	11,922	**(3)**	21	**21**	6,137	**2,109**	(4)	**-**
	37,564	**40,199**	239,764	**189,299**	375,260	**425,404**	965,165	**10**	2,390	**2,335**	62,753	**45,758**	122	**-**
	19,825	**23,654**	113,808	**73,932**	314,183	**376,964**	310,896	**3**	1,483	**1,406**	50,609	**37,641**	6	**-**
	17,739	**16,545**	125,956	**115,367**	61,077	**48,440**	654,269	**7**	907	**929**	12,144	**8,116**	116	**-**
	11,208	**23,123**	50,920	**41,217**	(83,552)	**(185,683)**	(196,969)	**10**	35	**459**	(386)	**4,733**	120	**-**

	METROWEB S.p.A.	
	Euro	20,180
	A2A S.p.A.	23.53%
	12 31 09	**12 31 08**
	49,094	**45,010**
	38,130	**34,978**
	26,606	**22,986**
	14,746	**8,522**
	9,095	**3,622**
	312,274	**310,795**
	264,550	**272,476**
	47,723	**38,319**
	(180,976)	**n.a.**

Certification of the financial statements pursuant to art. 154-bis para. 5 of Leg. Decree no. 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Stefano Micheli, as the Manager in charge of preparing accounting documents of A2A S.p.A. certify the following, taking into account the provisions of art. 154-bis, paras. 3 and 4, of Decree 58 of February 24, 1998:

- the effective application, of the administrative and accounting procedures for the preparation of the financial statements during 2009.

2. We also certify that:

2.1 the financial statements:

a) have been prepared in accordance with the applicable International Financial Reporting Standards approved by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council of July 19, 2002;

b) agree with the balances on the books of account and accounting entries;

c) are able to give a true and fair view of the assets and liabilities, results and financial position of the company;

2.2 the report on operations contains a reliable analysis of trends and results, as well as of the issuer's situation, together with a description of the main risks and uncertainties to which it is exposed.

Milan, March 24, 2010

Giuliano Zuccoli (for The Management Board)	Stefano Micheli (Manager in charge of preparing accounting documents)

INDIPENDENT AUDITORS' REPORT

Indipendent auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 of LEGISLATIVE DECREE No. 58 OF 24 FEBRUARY 1998 (now IN ACCORDANCE WITH ARTICLE 14 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010)

To the shareholders of
A2A SpA

1 We have audited the separate financial statements of A2A SpA as of 31 December 2009, comprising the balance sheet, income statement, statement of comprehensive income, cash flow statement, statement of changes in equity and related notes. The preparation of these financial statements in compliance with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005 is the responsibility of the management board of A2A SpA. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the separate financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members of the management board. We believe that our audit provides a reasonable basis for our opinion.

The audit of the separate financial statements for the year ended 31 December 2009 was conducted in compliance with the legislation in force in that financial year.

For the opinion on the separate financial statements of the prior period, whose amounts presented as comparatives have been reclassified to reflect the changes to the financial statements layout introduced by IAS 1, reference is made to our report dated 10 April 2009.

PRICEWATERHOUSECOOPERS

3 In our opinion, the separate financial statements of A2A SpA as of 31 December 2009 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations and other components of comprehensive income, and cashflows of I A2A SpA for the year then ended.

4 The preparation of a report on operations and a corporate governance report in compliance with the applicable laws and regulations is the responsibility of the management board of A2A SpA. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98, presented in the corporate governance report, with the financial statements, as required by article 156, paragraph 4-bis, letter d), of Legislative Decree No.58/98. To this end, we have performed the procedures the procedures required under Auditing Standard No. 001 issued by the Italian accounting profession (*Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili*) and recommended by CONSOB. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No.58/98 presented in the corporate governance report are consistent with the separate financial statements of A2A SpA as of 31 December 2009.

Milan, 9 April 2010

PricewaterhouseCoopers SpA

Marco Sala
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

SEPARATE FINANCIAL STATEMENTS FOR 2009

a2a



via Lamarmora 230 - 25124 Brescia
www.a2a.eu

REPORT ON OPERATIONS 2009



a2a

Contents

3 Letter from the Chairman of the Supervisory Board
7 Letter from the Chairman of the Management Board

Key figures of the A2A Group
12 The A2A Group at December 31, 2009
13 Financial Highlights
16 A2A S.p.A. on the Stock Exchange
19 Corporate bodies

Significant events during the year of the Group

Directors' report on operations
40 Summary of results, assets and liabilities and financial position
47 Significant events after December 31, 2009
50 Outlook for operations
51 Proposal of dividend distribution

Analysis of the main sectors of activity
54 A2A Group – Areas of activity
55 Geographical areas of activity
56 Results sector by sector
59 National energy scenario
60 Macroeconomic scenario
62 Trend in the energy market
64 Energy Sector
72 Heat and Services Sector
75 Environment Sector
81 Networks Sector
97 Other Services and Corporate Sector
99 Human resources and industrial relationship
101 Corporate Social Rresponsibility
104 Innovation, research and development
112 Other information
115 Risks and uncertainties

This is a translation of the Italian original "Relazione sulla gestione 2009" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

Letter from the Chairman of the Supervisory Board



Shareholders,

We are reasonably convinced that we have performed our duty with far-sightedness and a high sense of responsibility, in an extremely critical year full of unexpected and controversial events; at the same time, we have preserved the Group's industrial vocation and ability to generate wealth when faced with the challenges of a market that is becoming increasingly competitive, helping to project it towards new goals.

Supervisory Board and Management Board: dialogue, cooperation, operational synergies

In its role of direction and control, the Supervisory Board has carried out its functions according to the law and the articles of association, beginning to develop with the Management Board a harmonious and transparent relationship of collaboration, respecting their reciprocal prerogatives and in the interest of the Company and its Shareholders.

Better flows of information and a shared, constructive approach to dialogue to ensure greater cooperation between the two governance bodies have been translated into positive operating synergies that help promote efficiency in management and effectiveness in controls.

This commonality of intent, fed by company practice and the definition of agreed corporate strategies, will also help combine quality and innovation, development and environmental compatibility.

The distinctive characteristics of a Group that wants to interpret its vocation with the strong sense of responsibility, not only economic and industrial, but social as well.

This is the direction taken by the Supervisory Board elected by the Shareholders' Meeting on June 3, 2009, which in turn appointed the members of the Management Board on June 22, 2009.

A strong and recognisable enterprise model

By helping to decide the structure of the business plan prepared by the Management Board, the Supervisory Board played its part in laying down the strategic guidelines of the A2A Group, based on its fundamental values, namely: the central role of the individual in corporate processes, the organisation at the service of those who operate at the plants and on the territory, the enhancement of firms in the context in which A2A is called to operate, and development that is harmonious and respectful of the environment. All geared to respond as quickly as possible to the requirements of our customers in terms of the quality and competitiveness of the services provided.

Our activities have therefore paid particular attention to reinforcing the Group as the catalyst and operator of reference on the territory, to ensuring eco-compatible growth with an increase in the production of electricity from renewable sources and to introducing instruments to accompany the reinforcement of the sector's know-how.



For this reason, the planned creation of a "Research, Innovation and Training Centre" takes on particular importance. It will help strengthen an industrial culture with a strong identity that has given A2A territorial recognition and affirmation.

It will be responsible for achieving two key objectives: on the one hand, to accompany and promote our people - employees and contract workers, "from the solderer to the engineer", to coin a slogan - along their training and career path; on the other, the requalification of firms that are or could be useful partners for A2A, so as to make our economic system highly competitive.

The activity of the Supervisory Board: the role and value of the Committees

During 2009, the Supervisory Board was assisted by the various Board Committees and we would like to thank all of their members for their hard work. The number of Committees has now been reduced from six to four with a view to rationalising their activities. These now consist of: the Nominations Committee, the Compensation Committee, the Internal Control Committee and the Donations Committee.

The Board met on various occasions to analyse the possible scenarios envisaged by the Management Board on the basis of the crisis and current economic trends, as well as the prospects of growth in the individual business areas, the possible options for redefining and restructuring the Group's shareholdings and the objectives of financial optimisation.

The Board also reviewed the long-term strategic plans drawn up by the Management Board, as well as the more important transactions approved by it, in particular the purchase of the shareholding in EPCG Montenegro, which is designed to increase our production capacity from renewable sources; lastly, the Board reviewed the overall performance and contribution of the various sectors of activity.

Looking to the future with confidence, based on the 2009 results

The Supervisory Board received from the Management Board drafts of the 2009 separate and consolidated financial statements, together with the report on operations, in time for us to carry out a detailed review. With the help of the Internal Control Committee, this also involved checking compliance with the legal regulations concerning the method of preparation, format and content of the financial statements and accompanying documents, including the information on ownership structures. These assessments were made also in discussion with the Financial Reporting Manager, who is in charge of preparing all accounting documents, and the Independent Auditors, who have issued their report with a clean opinion.

The financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), were approved by the Supervisory Board on April 26, 2010, which expressed its opinion in favour of the Management Board's proposal to be submitted to the Shareholders' Meeting of a dividend of 0.07 euro cents per ordinary share.

The results achieved - made possible thanks to the dedication, professionalism and enthusiasm of everyone who works for A2A - suggest that we can look to the future with confidence.

The decisions taken, the efforts made, the huge sums invested, all ensure that we can continue to grow along a path where financial equilibrium and a strong balance sheet are non-negotiable points of reference. For our shareholders, these are a guarantee of growth, taking the medium to long term as our time horizon.

Our sincerest thanks go to our shareholders, all of those who use our services and all our personnel.

The Chairman of the Supervisory Board

Graziano Tarantini



Letter from the Chairman of the Management Board



Shareholders,

Once again, A2A demonstrated in 2009 that it has a business model that is solid and open to innovation, the ability to react quickly and an excellent strategy. Together these have helped the Group survive a period that has been - and to a certain extent continues to be - difficult and complex, even managing to turn in positive results.

I would now like to take you on a guided tour of the world of A2A, taking a look at the steps we have taken and what we expect to happen over the next few years.

A2A, which is the largest local utility company listed on the Italian Stock Exchange, is a company with a long tradition behind it in all of the sectors in which it operates, from those that are more open to competition to those that are regulated, always at the service of the citizen. The merger between AEM, ASM and AMSA, which gave birth to A2A in 2008, led to a strengthening of the critical mass and an effective segmentation of the business into four main areas (Energy, Environment, Heat & Services and Networks). This has reduced our overall enterprise risk and expanded our reference market, not just nationally but internationally as well. A2A has also extended its range of action according to a confederated approach, becoming a point of reference for local service companies operating in Northern Italy: in this connection I would mention Aspem, which has been consolidated since 2009, and our promotion of the merger between local utilities in Como and Monza. The Company now has a balanced exposure to a series of exogenous risk factors which are typical of the utilities sector. Of these, the most important is the volatility of prices of oil-based raw materials, to which can also be linked the defence of the environment by lowering CO_2 emissions. This is why we are investing heavily in renewable and sustainable activities. Talking of which, in 2009 we made an important investment in Montenegro, which will give considerable satisfaction in the future for the potential linked to the development and export to Italy of hydroelectric energy, which in our opinion is the renewable source par excellence. It is also an area in which we have a great deal of experience. Montenegro was chosen partly because of the structural crisis that hit the national system, which features overcapacity in thermoelectric generation as a result of undisciplined deregulation.

In 2009, A2A's energy portfolio was amplified thanks to the purchase of the power plants in Monfalcone and the hydroelectric nucleus in Calabria, which we swapped for our shareholding in EON Produzione. The logic behind this deal is to transform financial investments into industrial ones, an approach that will be a feature of A2A's future development, this year included. This strategy will be one of the basic pillars for bringing the Group's capital structure back into balance.

The other lines of growth pursued during 2009 managed to reinforce all of the other businesses in which A2A operates. In the environment sector, A2A was awarded the contract to run the Acerra waste-to-energy, which is a huge plant. This marked official recognition of our ability in managing complex installations from a technological point of view. It is also a contract with a very satisfactory level of remuneration in terms of risk/return. In the heat sector, the consolidation of Coriance, which operates in France, laid the bases for growth also at an international level in a sector with a high level of efficiency and use of renewable sources, factors that slot into a wider logic of sustainable development.

The rationalisation of costs and structure continued in 2009. a process that is neither simple nor brief. One aspect worth mentioning is the considerable reduction in the number of legal entities in the Group.

The 2009 results were positive, despite the unfavourable context. The world economic crisis led to a reduction in energy prices, mainly because raw material prices collapsed, while demand and margins also contracted. A2A's results were also affected by a number of non-recurring items (such as the expiry of the CIP 6 incentive for the Brescia waste-to-energy plant and the Specific Company Equalisation from prior years) and extraordinary events, such as the unexpected outcome of the Tax Moratorium, which had a significant effect on the level of debt.

During 2009, we successfully issued a bond to increase the flexibility of our debt and to take advantage of particularly low interest rates.

The future holds various opportunities. In particular, I would like to mention those to do with protection of the environment, which means producing energy at a relatively low cost not linked to the price of oil, such as burning waste to generate heat and electricity. A2A's focus on industrial processes to gain the potential of innovative applications is a sort of trademark that we have; one that will allow us to take advantage of opportunities that are not necessarily open or obvious to all. Here are some examples to clarify the concept: the production of heat with zero emissions, which is an application that will be developed in Milan by virtuous exploitation of its enormous natural reservoir of underground water and the development of electric cars, which will make it possible to reduce one of the main causes of pollution. Looking further ahead, in a sector like ours, which typically has long investment cycles involving very large sums of money, we are beginning to reflect on the energy of the future: in this context, the question of nuclear energy becomes a priority.

The business plan for the period 2010-2014, which was recently approved, is based on prudence. One of its fundamental characteristics is the high level of selectivity in the choice of investments in all of the Company's businesses. The key criteria are profitability and environmental sustainability, so that we can continue to create value in the medium to long term. Optimising our activities also involves rationalising financial resources, above all by disposing of assets and activities that are no longer strategic for us. Other key points are the restructuring of our shareholdings, Edison in particular and the development of our activities on the territory with a view to creating a network of local utilities with the prospect of consolidating our universe in order to reduce costs.

As regards shareholder remuneration, this year we are proposing a dividend of 0.07 euro cents per share. We have tried to limit the cut in the dividend compared with last year, which is due to the impact on net income of extraordinary exogenous factors, though we have still managed to ensure a yield of more than 4%, which is in line with the main companies in this sector. Over the coming years, strong cash flow generation and the proceeds of disposals will help support a level of dividends that I am sure will leave all our shareholders very satisfied.

I would like to conclude by emphasising the fact that the birth of A2A has led to a considerable diversification of the shareholder base, especially in the public sector. However, the presence of the Municipalities among A2A's shareholders is further protection for the interests of the community in the areas served by A2A.

The Company has many complex challenges ahead of it. The resources that we have at our disposal, the success that we have already achieved to date and the plans that we have drawn up allow us to look to the future with optimism and enthusiasm, thanks to the dedication of all those who work for the Company. Our thanks go to all of them.

The Chairman of the Management Board

Giuliano Zuccoli

KEY FIGURES OF THE A2A GROUP



The A2A Group at December 31, 2009

A2A Spa

- 51.00% Delmi (3)
  - 50.00% Transalpina di Energia
    - 61.28% Edison (1)
- 5.16% AlpiqHolding AG
- 20.00% Edipower
- 100.00% A2A Produzione
- 100.00% Aspem Energia
- 100.00% A2A Montenegro

- 100.00% A2A Trading
  - 70.00% A2A Alfa
  - 50.00% Premiumgas
- 70.00% Plurigas
- 100.00% A2A Servizi alla distribuzione
- 100.00% Ostros Energia
- 89.84% Abruzzo Energia (3)
- 50.00% Ergosud
- 43.70% EPCG

- 100.00% A2A Energia
- 100.00% Asmea
  - 33.33% Lumenergia
- 50.00% Ergon Energia in liquidation
- 100.00% Bas Omniservizi
- 50.00% Metamer
- 100.00% A2A Servizi al cliente
- 39.49% Rudnik Uglja ad Pljevlja

- 100.00% A2A Calore & Servizi
- 98.08% A2A Coriance
  - 100.00% Coriance
- 90.00% Varese Risorse (4)
- 50.00% Asm Novara (3)
- 60.00% Proaris

- 100.00% Amsa
- 100.00% Ecodeco
- 99.97% Aprica
  - 80.00% Montichiari Ambiente
- 100.00% Partenope Ambiente

- 100.00% A2A Reti Elettriche
- 99.98% Bas SII
- 100.00% Retrasm
- 74.50% Camuna Energia
- 67.00% Seasm

- 100.00% A2A Retigas
- 48.86% ASVT (2)
- 91.60% Retragas
- 32.52% Società Servizi Valdisotto
- 90.00% Aspem (4)

- 21.94% Acsm-Agam
- 7.9% Dolomiti Energia
- 23.53% Metroweb
- 100.00% Selene
- 49.00% e-Utile
- 100.00% A2A Logistica

Areas of activity


Energy
Heat & Services
Environment
Networks
Other Companies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60%. Edison holds 50% of Edipower.
(2) Of which 0.38% held through A2A Reti Gas
(3) Note that there are call and put options on another stake in the company.
(4) There are put options for a further portion of the share capital of the company.

This chart shows the principal investments of the A2A Group. For details on investments see Attachments 3, 4, 5, 6 and 7.

Key data of the A2A Group (1)

Revenues	5,910 million euro
Gross operating income - EBITDA	1,032 million euro
Net income	80 million euro

Income statement *Millions of euro*	01 01 2009 12 31 2009	**01 01 2008 12 31 2008**
Revenues	5,910	**6,094**
Operating expenses	(4,391)	(4,573)
Labour costs	(487)	(453)
Gross operating income - EBITDA	1,032	**1,068**
Depreciation, amortization, provisions and write-downs	(423)	(369)
Net operating income - EBIT	609	**699**
Financial balance	(92)	(140)
Non-recurring financial expenses	(118)	-
Other non-operating income	-	13
Other non-operating expenses	(166)	-
Income before tax	233	**572**
Income taxes	(145)	(227)
Net result from non-current assets sold or held for sale	19	2
Minorities	(27)	(31)
Net income for the year pertaining to the Group	80	**316**
Gross operating income - EBITDA/Net revenues	17.5%	**17.5%**



Balance sheet figures *Millions of euro*	12 31 2009	**12 31 2008**
Net capital employed	9,245	8,206
Total equity pertaining to the Group and minorities	4,595	4,722
Consolidated net financial position	(4,650)	(3,484)
Consolidated net financial position/Equity pertaining to the Group and minorities	1.01	0.74
Consolidated net financial position/Market cap	1.15	0.52

Financial data *Millions of euro*	01 01 2009 12 31 2009	**01 01 2008 12 31 2008**
Cash flow from operating activities	238	526
Cash flow used in investment activities	(886)	(455)
Free cash flow	(648)	71

Dividends ______ **0.07** euro per share

Market capitalisation at 12.31.2009 ______ **4,593** in millions of euro

Key figures of A2A S.p.A.	12 31 2009	**12 31 2008**
Share capital (euro)	1,629,110,744	1,629,110,744
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	3,132,905,277
Number of treasury shares (par value 0.52 euro)	26,917,609	47,434,850

Key rates and prices	12 31 2009	**12 31 2008**
Average 6-month Euribor	1.429%	4.727%
Average price of Brent crude (USD/bbl)	62.56	96.99
Average exchange rate €/$ (*)	1.39	1.47
Average price of Brent crude (Euro/bbl)	44.90	65.98

(*) Source: Italian Foreign Exchange Office.

(1) The figures serve as performance indicators as required by CESRN/05/178/B.



Net income/Average equity (ROE)


13.8%
10.3%
2.1%
25
20
15
10
5
0
07 (*)
08
09

(*) Figures related to the former AEM Group.

Dividend/Average share price for the year (dividend yield)


3.5%
3.6%
3.6%
4.5%
5.4%
5.5
5
4.5
4
3.5
3
2.5
2
1.5
1
0
05 (*)
06 (*)
07 (*)
08
09

(*) Figures related to the former AEM Group.



A2A S.p.A. on the Stock Exchange

A2A in figures

Average market capitalisation in 2009	€ 4,027 m
Capitalisation at December 31, 2009	€ 4,593 m
Average volumes in 2009:	11,323,779



Power Exchange figures

Euro per share

Average price in 2009	1.285
High in 2009	1.491
Low in 2009	0.943

Stock data	2009	2008
EPS	0.026	0.102
CFPS	0.076	0.175
DPS	0.070	0.097
P/EPS	49.42x	21.14x
P/CFPS	16.91x	12.32x
DPS/P	5.4%	4.5%
Number of shares (million)	3,133	3,133

Multiples calculated on the average price for the year



Shareholders (*)


Municipality of Milan
27.5%
Market 37.5%
Alpiq Holding 5.0%
Carlo Tassara 2.5%
Municipality of Brescia
27.5%

(*) Holdings > 2% (as of December 31, 2009).

A2A forms part of the following indices

FTSE MIB
DJ STOXX
DJ EUROSTOXX
WisdomTree
FTSEurofirst
S&P Developed Ex-US

Ethical indices

FTSE4GOOD
Axia Ethical
ECPI Ethical Index
EMU S-BOX Climate Change


a2a energie in comune
a2a

Rating

		Current
Standard & Poor's	Medium/long-term ratings	BBB+
	Short term ratings	A-2
	Outlook	Negative Credit Watch
Moody's	Medium/long-term ratings	A3
	Outlook	Stable

A2A in 2009


1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
€/SHARE
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
volume
jan 09
feb 09
mar 09
apr 09
may 09
jun 09
jul 09
aug 09
sep 09
oct 09
nov 09
dec 09
volume
price

A2A comparison between S&P/MIB and Dow Jones STOXX Utilities

(Prices January 1, 2009 = 100)


130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
jan09
feb09
mar09
apr09
may09
jun09
jul09
aug09
set09
oct09
nov09
dec09
a2a
FTSE MIB
DOW JONES STOXX UTILITIES

(*) As of 06 01 2009 the FTSA Index has replaceo the S&P MIB Index

Corporate bodies

SUPERVISORY BOARD (*)

CHAIRMAN
Graziano Tarantini

DEPUTY CHAIRMAN
Rosario Bifulco

DIRECTORS
Adriano Bandera
Giambattista Brivio
Bruno Caparini
Gianni Castelli
Alberto Cavalli
Stefano Grassani
Enrico Mattinzoli
Marco Miccinesi
Massimo Perona
Norberto Rosini
Giorgio Maria Filiberto Sommariva
Franco Tamburini
Antonio Matteo Taormina



MANAGEMENT BOARD (**)

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Vittorio Cinquini

DIRECTORS
Franco Baiguera
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Paolo Rossetti
Giuseppe Sala

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL-OPERATIONS AREA
Paolo Rossetti

INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS S.P.A.

(*) In office from June 3, 2009.
(**) In office from June 22, 2009.


SIGNIFICANT
EVENTS DURING THE
YEAR OF THE GROUP

A2A acquires 90% of Aspem

On January 15, 2009, A2A and the Municipality of Varese executed the agreement signed on September 30, 2008 for Aspem S.p.A, to join the A2A Group. Aspem S.p.A, operates in the public services segment in the city of Varese and in other municipalities of the province of Varese.

A2A ha acquired 90% of the capital of Aspem S.p.A, which controls 100% of Aspem Gas S.r.l., 90% of Varese Risorse S.p.A, and 12.5% of Prealpi Services S.p.A, 100% The Municipality of Varese will continue to hold around 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A., while the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese.

Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other towns in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants.

Aspem Energia S.r.l. handles gas and electricity sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse S.p.A. runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Servizi S.p.A., in which the local utility companies of Gallarate and Busto Arsizio also have an interest, manages the water service in the Province of Varese. It recently absorbed Sogeiva Varese Ambiente S.p.A., which operates in the field of water purification.

In 2008, the Aspem Group generated revenues of around 75 million euro, with a gross profit from operations of 6.5 million euro. At December 31, 2008 the net debt, which was negatively affected by the seasonal nature of the business, amounted to 5 million euro.

The price agreed for the acquisition is 20.5 million euro, which will be paid by transferring A2A shares to the Municipality of Varese equal to around 0.6% of A2A share capital. The Municipality of Varese will accept an obligation to lock up its A2A shares for 18 months.

The Municipality of Varese will have an option to sell its investments in Aspem S.p.A. and Varese Risorse S.p.A. which it can exercise 3 years after the closing (this being the lock-up period for these investments) at a price not higher than the one agreed in the contract, while for Varese Risorse S.p.A. the price will have to be agreed between the parties.

Gas meters: a major commitment, also for large meters

The A2A Group has sent a letter to thousands of administrators of large condominiums with suggestions on how to run their central heating systems more efficiently.

A2A has for some time been distributing information to all gas customers, also together with their gas bills, on the question of the measurement of the volumes distributed and the massive plan to replace gas meters installed prior to 1990. All of these steps are taking place at a time when the underlying regulations are in constant evolution, with gas distributors involved in a huge effort of technological innovation under the guidance and control of the Authority for Electricity and Gas.

Moreover, A2A has signed a protocol of reconciliation with consumer associations, creating a simple, rapid and innovative tool for settling disputes with customers. Together with Federutility, the national trade association, A2A is also discussing the possibility of other reconciliation agreements with consumer associations.

Other initiatives aimed at its customers include a specific letter sent by A2A to the administrators of condominiums and all customers with medium and large metering systems, such as condominium or groups of condominiums, fed by a single thermal power station, and in general, those with membrane-type meters or turbine-type meters, or - more rarely - rotoid meters). In this letter, A2A highlights the fact that, whatever the chosen type of meter, it is in any case of a certain size based on the level of the customer's demand: In fact, in order to design the plant correctly and decide on the size of the meter, gas distribution companies need to know the customer's effective demand for gas to run its boilers. A2A draws attention, above all, to those cases where the initial demand for gas by the customer is higher than the effective requirement of the boiler that is installed, leading to diseconomies, but also to less efficiency on the part of the customer's heating system.

To improve energy efficiency, reduce consumption and minimise polluting emissions, A2A suggests calling the attention of the heat manager of choice on two important aspects:

- when boilers are being replaced, to ask for help in choosing the ideal model: modulating load or condensation boilers for example, without prejudice to the principle that the potential of the boiler should always be correlated to the effective requirement of the heating system;
- fine-tuning and regulation of the existing boilers, for example limiting the number of times they are switched on and off each day. A2A also makes available a dedicated telephone number that customers can call for advice and to check the adequacy of the system they have decided to install.

A2A Group's business plan

On February 16, 2009, the Supervisory Board and the Management Board reviewed the operating results of 2008, and the 2009-2013 business plan prepared by management of the company.

Of the industrial objectives that have been achieved since A2A was set up, the following are particularly worthy of mention:

- start-up of the combined-cycle Gissi plant in Abruzzo with installed power of around 800 MW;
- an agreement to set up a JV with the Gazprom Group, at the same time signing a contract to import around 1 billion cubic metres of natural gas per year from Russia (in force from October 2008);
- the start-up of new waste disposal plants for around 80,000 tonnes/year;
- Ecodeco, in JV with a Greek partner, was awarded the contract to build and run a waste disposal plant (ITS®) on the island of Crete (75,000 tonnes/year): construction is expected to be completed by the end of 2009;
- Partenope Ambiente S.p.A., a newly incorporated company of the A2A Group, was awarded a 15-year contract to run the new waste-to-energy plant at Acerra (NA) and the waste disposal plant at Caivano (NA);
- the start-up of the cogeneration plant called "Canavese" in Milan, with installed thermal capacity of 60 MWt.

The most important mergers and acquisition concluded in 2009 were the following:

- the agreement with the E.ON Group (for which the closing took place on July 1, 2009) for the A2A Group to pull out of E.ON Produzione S.p.A. (formerly Endesa Italia) by acquiring the business spun off from the company consisting of the thermoelectric plant in Monfalcone (with oil and coal-fed groups for a total of 980 MW) and of the hydroelectric hub in Calabria (490 MW);
- the agreement with the Municipality of Varese for the acquisition of Aspem S.p.A. (90%);
- the support to the merger operation between ACSM Como and AGAM Monza: A2A holds 21.9% of the new company and is the reference industrial shareholder.

During 2009, a great deal of attention was given to the process of integration between the various corporate groups that have joined A2A, laying the organisational, process and IT bases to achieve significant operational synergies over the coming years.

The new Business Plan includes the effect of the crisis in the macroeconomic scenario on the profitability of the energy sector, and foresees:

- ***capital expenditure*** during the year of 2.8 billion euro, of which 1.9 billion euro to help the development of new production capacity in the sectors in which the Group operates;
- an average annual rate of growth in gross operating income of 5% on the 2008 pre-closing result and of 7.5% on the 2008 pre-closing result excluding non-recurring items;
- a lower ***net financial position*** than at the end of 2008, amounting to 3.2 billion euro.

During the period of the Plan, management intends to concentrate the A2A Group's industrial development in the four business areas in which it operates:

Energy – The development of electricity sales from 23 to 30 billion kWh will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) and absorption of the generation assets of E.ON Italia, the start-up expected in mid-2010 of the plant at Scandale in Calabria (750 MW) in which A2A has a 50% interest and transformation of the present oil-driven groups installed in the Monfalcone plant (580 MW) into a modern combined-cycle of 800MW, with a significant increase in production efficiency.

As a result of these investments, by mid-2009 the A2A Group will have installed capacity of 5,400 MW (3,400 MW at the end of 2007) which will rise to 6,000 MW by the end of the period, with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and environmental unit costs lower than the average of the system.

enhancement of the production assets will be helped by careful integrated management of the power-gas portfolio and by a further, gradual development of the trading activity, which is constantly monitored for attendant risks. In addition to the Italian market, A2A is already active as an operator in the electricity market in France, Austria, Slovenia, Germany, Switzerland and Greece.

In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 8 billion cubic metres per year (5.2 billion in 2007). Hence the strategic importance of the agreement signed with the Gazprom Group and of the joint control over Edison, a company that can gradually ensure the vertical integration of the A2A Group in the upstream segments of the gas market.

Environment – 2009 confirmed that A2A is a leading Italian operator in the field of waste management where the Group has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy.

In this sector, the Plan provides for the construction of new waste disposal plants and two new incinerators, which will make it possible to increase the volumes handled from 2.9 to 4.3 million tonnes/year. The production of electricity from waste-to-energy is expected to rise from 1.1 to 1.7 billion kWh.

Cogeneration and District Heating – The Business Plan envisages consolidation of the A2A Group's leadership at national level, with an increase in sales of heat from 1.8 billion kWht to 2.8 billion. This is helped by the construction of new cogeneration plants for over 600 MWt and by the development of distribution networks in various towns in the provinces of Novara, Varese, Bergamo, Brescia and Milan. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks – The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. As soon as approved devices are available, a plan to install electronic meters for gas consumption will also be initiated during the period of the plan, in accordance with the recent resolution of the Authority for Electricity and Gas.

SEA acquires 49% of Malpensa Energia from A2A S.p.A.

On March 19, 2009, SEA S.p.A. acquired from A2A S.p.A. 49% of Malpensa Energia S.r.l., a company that has in subconcession the management of the cogeneration plants at Malpensa and Linate airports.

With the transactions, the total value of which is 4.4 million euro, the investment of Sea in Malpensa Energia rises from 51% to 100% of the share capital.

This sale of its minority holding forms part of A2A's ongoing plan to rationalise its equity investments.

The sale was completed on June 18, 2009 after receiving the go-ahead from the Competition Authority.

A2A, Iride and the Gazprom group finalise the project for a joint venture to sell natural gas on the Italian market.

On March 24, 2009, by subscribing an increase in capital, ZMB GmbH, a subsidiary of the Gazprom group, became owner of 50% of the share capital of A2A Beta S.p.A., in which an interest is also held by A2A Alfa S.r.l. (in turn held 70% by the A2A Group and 30% by the Iride Group). Through this transaction, the parties executed the agreements previously stipulated which aim to create a joint venture for the sale of natural gas on the Italian market.

Integration process: mergers between Group companies

As part of a process of rationalisation of the ownership structure and of integration among companies of the A2A Group, a number of mergers were completed during the period with a view to laying the organisational, process and IT bases to achieve significant synergies; these can be summarised as follows:

- merger of Aprica Studi s.r.l. with A2A Calore & Servizi S.r.l., effective from January 1, 2009;
- merger of ASM Elettricità S.r.l. with AEM Elettricità S.p.A., which after the merger changed its name to A2A Reti Elettriche S.p.A.; the merger took effect from January 1, 2009;
- merger of ASM Reti S.p.A. with AEM Distribuzione Gas S.p.A., which after the merger changed its name to A2A Reti Gas S.p.A.; the merger took effect from January 1, 2009;
- merger of ASM Energy S.r.l. with A2A Trading S.p.A., effective from June 1, 2009; as a result of this operation, A2A Trading S.r.l. increased its share capital, leaving its other corporate references as they were;
- merger of ASM Calore e Servizi S.r.l. with A2A Calore e Servizi S.r.l., effective from June 1, 2009.
- merger of the following companies, effective from July 1, 2009:
  - Bas.Com S.p.A. with Selene S.p.A.
  - Bas Power S.r.l. with Aprica S.p.A.
- merger of the following companies, effective from jennuary 1, 2009:
  - Fertilvita S.r.l., Amica Biella S.r.l., Amica Villafalletto S.r.l. and Cavaglia' S.r.l. with Ecodeco S.r.l.
  - AMSADUE S.r.l. and AMSATRE S.r.l. with AMSA S.p.A..
- merger of Tidonenergie S.r.l. in Asmea S.p.A. effective January 1, 2009.,

Recovery of the so-called "State Aid"

On April 30, 2009 A2A S.p.A. received notice from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 and declared in conflict with EC regulations.

This "aid" was in the form of tax benefits that were granted at the time to municipal utility companies that transformed themselves into joint-stock companies (the so-called "tax moratorium"). The additional amount requested, over and above what was paid in 2007 by way of recovery, comes to around 64 million euro, including interest.

Based on current law, this amount was paid by the required deadline.

On October 2, 2009 A2A S.p.A. received notice from the competent offices of six assessments involving the recovery of alleged State aid relating to additional sums compared with those already requested, for an amount of some 220 million euro. On this basis, the Italian Tax Authorities activated the recovery procedure by means of a fiscal-type assessment without offering any chance to defer or suspend payment. The Company impugned these assessments before the Provincial Tax Commission of Milan, but paid the amount indicated above on October 22, 2009 in order to avoid further charges and interest. The Provincial Tax Commission of Milan dealt with the appeals filed by the Company and accepted them with sentence no. 137/01/10 on January 19, 2010.

For further information see the specific paragraph entitled "Other information – EC infringement procedure".

Agreement with the Government of Montenegro for A2A to become the industrial partner of EPCG

On May 26, 2009 A2A S.p.A. made some block purchases on the Montenegro Stock Exchange from various minority shareholders of Elektroprivreda Crne Gore AD Nikšić (EPCG), a company that operates in the production and sale of electricity.

As a result of these transactions, A2A S.p.A. has become the owner of around 15% of EPCG.

On September 3, 2009, as a result of the tender launched by the Government of Montenegro, A2A signed a contract to buy 18% of the State electricity company. Half of this investment was acquired directly from the Government of Montenegro, the other half by subscribing an increase in capital.

The contract included a commitment on the part of A2A to buy the other shares still held by minority interests at the same price, namely 8.4 euro per share. At the end of September, having bought almost all the residual shares, A2A held 43.70% of the Montenegrin company.

The total outlay for this operation, including the previous purchases, amounted to 460 million euro.

As a result of this operation, A2A took on the role of EPCG's strategic and industrial partner, contributing towards the development of the electricity sector, both production and distribution, not only in Montenegro, but throughout the Balkans.

EPCG operates in all areas of the sector, i.e. production, distribution and sale of electricity. It is Montenegro's leading power company, running one thermoelectric plant, two hydroelectric plants and seven "small hydro" plants, for a total installed capacity of 868 MW, 76% of it renewable. Thanks to the 19 thousand kilometres of distribution network, the company supplies over 300 thousand customers. EPCG also operates in the construction, repair and maintenance of plants.

Montenegro has considerable potential for electricity production and the current project to install an underwater link with Italy, together with the plans to build various new plants, would allow Italy to import significant quantities of energy from renewable sources.

In December 2009, the company completed the acquisition of 39.49% of the share capital of Rudnik Uglja AD Pljevlja (Pljevlja Coal Mine), the company that owns the mine which supplies EPCG. A2A Montenegro DOO was also set up during the same month as a wholly-owned subsidiary of A2A S.p.A.



A2A S.p.A.: distribution of dividends, revocation and appointment of the members of the Supervisory Board.

On June 3, 2009 the Shareholders' Meeting of A2A S.p.A. approved the proposal to distribute a dividend of Euro 0.097 per share, which was paid from June 25, 2009, going ex-coupon (no. 11) on June 22, 2009. Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income.

The Meeting also approved the revocation of six members of the Supervisory Board, namely Renzo Capra, Claudio Buizza, Antonio Capezzuto, Pierfrancesco Cuter, Angelo Rampinelli Rota and Giovanni Rizzardi, which resulted in the entire Supervisory Board falling from office pursuant to art. 21.4 of the articles of association. The Shareholders' Meeting appointed the new Supervisory Board for three years based on a voting list, consisting of the following 15 members:

- Graziano Tarantini – Chairman;
- Rosario Bifulco – Deputy Chairman;
- Alberto Cavalli;
- Adriano Bandera;
- Bruno Caparini;
- Gianni Castelli;
- Enrico Mattinzoli;
- Stefano Grassani;
- Franco Tamburini;
- Marco Miccinesi;
- Norberto Rosini;
- Giorgio Maria Filiberto Sommariva;

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.991% of the share capital;

- Antonio Matteo Taormina;
- Massimo Perona;

taken from the list of candidates presented by the minority shareholder, Alpiq Holding AG;

- Giambattista Brivio;

taken from the list of candidates presented jointly by the minority shareholders, Carlo Tassara S.p.A. and Energia e Servizi S.r.l.

Marco Miccinesi and Norberto Rosini are registered auditors.





A2A S.p.A.: list for the appointment of the new Management Board deposited

On June 5, 2009, the Chairman of A2A's Supervisory Board Graziano Tarantini and the Deputy Chairman Rosario Bifulco acknowledged the decision taken by the Management Board to hand in their resignation, a resolution passed unanimously by those present in the interests of institutional opportuneness and as a sign of maximum cooperation.

The Chairman Graziano Tarantini and the Deputy Chairman Rosario Bifulco then took steps to deposit two lists for the appointment of a new Management Board.

The first list (signed by the following members of the Supervisory Board: Rosario Bifulco, Adriano Bandera, Gianni Castelli, Stefano Grassani, Marco Miccinesi and Giorgio Maria Filiberto Sommariva) includes the following candidates: Giuliano Zuccoli, Francesco Randazzo, Renato Ravanelli, Giuseppe Sala, Alessandro Ermolli, Carlo Secchi, Patrizia Savi and Michele De Censi.

The second list (signed by the following members of the Supervisory Board: Graziano Tarantini, Alberto Cavalli, Bruno Caparini, Enrico Mattinzoli, Norberto Rosini, Franco Tamburini) includes the following candidates: Vittorio Cinquini, Paolo Rossetti, Franco Baiguera, Mario Cocchi, Alessandro Triboldi, Antonio Bonomo, Enzo Gerosa and Mario Tomasoni.

A2A S.p.A.: first meeting of the Supervisory Board, appointment of the Secretary and installation of all of the Directors

On June 12, 2009, A2A S.p.A.'s Supervisory Board met for the first time under the chairmanship of Graziano Tarantini.

During the course of the meeting, a new Secretary was appointed in the person of Luigi Zampaglione of the Brescia College of Notaries; all of the new Directors were then installed after the necessary formalities had been carried out.

In order to take an initial step to implement the recommendation of the Shareholders' Meeting that the structure should be streamlined and rationalised, steps were taken to reduce the number of committees that form part of the Supervisory Board's activities from six to four.



The Board then appointed the Nominations Committee and the Compensation Committee.

The following form part of the Nominations Committee: Graziano Tarantini – Chairman, Rosario Bifulco – Deputy Chairman, Giorgio Maria Filiberto Sommariva and Enrico Mattinzoli.

The following form part of the Compensation Committee: Gianni Castelli – Chairman, Franco Tamburini – Deputy Chairman, Giambattista Brivio and Massimo Perona.

A2A S.p.A.: Appointment of the Management Board

On June 22, 2009, the Supervisory Board met, once the Nominations Committee had reviewed the candidates' requisites, and appointed the following eight persons as members of the Management Board:

- Giuliano Zuccoli – Chairman;
- Vittorio Cinquini – Deputy Chairman;
- Franco Baiguera;
- Mario Cocchi;
- Francesco Randazzo;
- Renato Ravanelli;
- Paolo Rossetti;
- Giuseppe Sala,

Of the members of the Management Board, the following have the requisites to be considered independent in accordance with art. 148 of D. Lgs. 58/1998: Mario Cocchi and Francesco Randazzo.

The Board also took steps to appoint the members of the Internal Control Committee and of the Donations Committee.

The following form part of the Internal Control Committee: Graziano Tarantini – Chairman, Rosario Bifulco – Deputy Chairman, Norberto Rosini and Marco Miccinesi.

The following form part of the Donations Committee: Adriano Bandera – Chairman, Alberto Cavalli – Deputy Chairman, Bruno Caparini and Stefano Grassani.



Continuing in the direction indicated by the Shareholders' Meeting, steps were taken to set the fees - lower than in the past - to be paid to the members of the Management Board and those members of the Supervisory Board that hold special positions.

Spin-off of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)

On July 1, 2009, the non-proportional partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.p.A. (a company wholly-controlled by A2A S.p.A.) took effect in accordance with the deed stipulated on June 23.

On April 16, 2009, in execution of the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), the project for the spin-off of E.ON Produzione S.p.A. was filed with the Rome and Brescia company registers. As already communicated to the market on June 17, 2008 and July 18, 2008, this spin-off involved transferring to the beneficiary company (a special purpose vehicle held entirely by A2A S.p.A.) the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria in exchange for the cancellation of A2A S.p.A.'s 20% stake in E.ON Produzione S.p.A.

The present capacity of the thermoelectric plant at Monfalcone is of around 976 MW, while that of the hydroelectric nucleus of Calabria is of around 484 MW. As a result of this operation, the A2A Group's generation capacity has grown considerably, going from around 4,100 MW to around 5,500 MW, with 28% of the installed power coming from renewable sources.

A2A and Renault: electric car diffusion agreement

On July 2, 2009, the agreement between A2A and the Renault-Nissan Group for the diffusion of electric cars was formalised; the companies have signed a memorandum of understanding for the development of zero-emission mobility, which will take the form of an initial pilot scheme to be set up in Milan and Brescia by the end of 2010.



In order to create an infrastructure for recharging the electric vehicles made by Renault-Nissan, A2A is defining agreements with technology partners for the supply of public recharge columns and systems for recharging cars in private homes, as well as for the definition of electronic payment systems to facilitate access to the service.

Moody's confirms the long-term rating.

On July 20, 2009, Moody's confirmed the A2A Group's long-term rating, which remains A3 with a "stable" outlook. Confirmation of the rating reflects the good quality of A2A's credit worthiness, as well as a strong and stable business profile, with the support of positive diversification of its activities and a significant presence in regulated sectors.

Appointment of the Manager in charge of preparing accounting documents

On September 17, 2009 Mr Stefano Micheli, the Group Administrative Manager, was appointed as the Manager in charge of preparing accounting documents.

The Autumn 2009 "Stay with us" campaign

On October 12, 2009 the A2A Group presented a multichannel campaign in support of energy sold through the free market, identifying three different customer target groups: households, SMEs and condominium administrators. each of these categories was sent a "tailor-made" offer.

The objective of the campaign, which will cover all of the territories currently served, especially Lombardy and Abruzzo, using various media, is to foster customer loyalty by facilitating the switch from the higher protection market to the free market by means of advantageous offers.


STAI CON NOI

The first stage involves sending detailed, up-to-date information to the home of each end-user; the second stage envisages a road show with A2A personnel going to visit local markets and neighbourhood festivities in various towns and cities to offer advice to current and potential customers. The third stage will be an attempt to get the message across to customers through the media with a combination of posters, newspaper and magazine advertisements, and television publicity spots.

You are reminded the commercial companies of the A2A Group that operate on the territory are:

- A2A Energia (formerly AEM Energia) in Milan and province
- ASMEA in Brescia and province and in certain provinces of Emilia Romagna
- ASPEM Energia in Varese and province
- Bas Omniservizi in Bergamo and province
- Metamer in Abruzzo

A2A delivers clean heat in the San Siro and Comasina districts of Milan.

On October 21, 2009, works were completed on the modernisation of the heating plants and refurbishing of A2A's district heating network in the densely populated San Siro and Comasina neighbourhoods. Thanks to this project, A2A is bringing "clean heat" to more than 10,000 Milanese families, with significant environmental benefits for the city thanks to a drastic reduction in Co2 emissions. A new system of pipe insulation also makes it possible to limit heat loss to a considerable extent, resulting in substantial savings.

San Siro district (Piazza Selinunte)

On November 27, 2008 A2A Calore & Servizi S.r.l. and ALER signed an agreement to link the "ALER San Siro" neighbourhood to the A2A Group's district heating network coming from the Figino-Silla 2 waste-to-energy plant, completely refurbishing the local network with a view to running the plants and supplying heat for 25 years.

The works foreseen in the contract and carried out by A2A required a considerable effort both in financial terms and in planning and operating terms.

Complete refurbishment of the neighbourhood's old heat distribution network involves laying some 8 km of preinsulated pipes, as well as important improvements to the thermal plant in Piazza Selinunte.

All of the old substations located in the various buildings were replaced by installing 47 new plate heat exchangers and 92 new internal circuit circulation pumps, also creating a system of remote control for the substations.

We carried out extraordinary maintenance of the boilers with the installation of a new pumping system for the district heating network, a new and more powerful control panel and complete restructuring of the plant's piping and of the pressurisation and expansion tanks.

Linking up the district heating network with the Figini plant in time for the 2009/2010 thermal season turned out to quite difficult because of the complexity of the works and of the authorisations that were needed. In July 2009, we had to accelerate modernisation of the current thermal plant located underground in Piazza Selinunte with three natural gas boilers, each if 12 MWt, which will act as a reserve to integrate supply once the link with Figino is completed, which is expected to take place for the thermal season 2010-2011.

Comasina district

On March 8, 2008 A2A Calore & Servizi S.r.l. signed an agreement with Consorzio Servizi Integrati (CSI), which is wholly-owned by ALER, to supply heat for district heating and to refurbish the heat distribution network for the buildings in the Comasina district of Milan.



Under this agreement, which lasts for 35 years, A2A Calore & Servizi S.r.l. undertakes to distribute heat through the district heating network to users in the ALER quarter of Comasina by completely refurbishing the local network, installing some 16 km of preinsulated pipes and replacing the old substations in the individual buildings with 107 new plate heat exchangers and around 200 new internal circuit circulation pumps, also creating a system of remote control for the substations.

We are also installing a new and more powerful pumping system for the district heating network in the thermal plant in Via Salemi 23 (Milan) to service the quarter.

Lastly, there will be new works due for completion by the end of the 2010-2011 thermal season to upgrade the machinery of the current thermal plant. Once the technology has been renewed, it will make it possible to extend the district heating network to nearby neighbourhoods such as Affori, moving towards Bovisa.



Bond loan

On October 27, 2009, A2A issued a bond loan totalling 1 billion euro with a seven year duration.

The bond loan has the following characteristics:

- Placement price 99.255
- Gross annual coupon of 4.50%
- effective gross yield at maturity of 4.627%, corresponding to a yield of 145 base points over the reference rate (mid-swap at 7 years)
- maturity November 2, 2016
- minimum tranche of 50 thousand euro, placed exclusively with qualified investors

The bonds are regulated according to English law.

The subscription settlement date was November 2, 2009 and from that date the bonds have been traded on the Luxembourg Stock Exchange.

The bond issue forms part of the Group's financial strategy, which is designed to ensure an adequate level of liquidity, extend the average duration of debt and diversify the sources of finance.



Moody's confirms the long-term rating.

On October 29, 2009 Moody's confirmed the A2A Group's long-term rating, which remains A3 with a "stable" outlook. Moody's also awarded the same rating as the Company to the recent bond loan (A2A EUR 1,000,000,000, 4.50%, maturity 2016).





DIRECTORS' REPORT ON OPERATIONS

Summary of results, assets and liabilities and financial position



Results

Millions of euro	12 31 2009	12 31 2008	Changes
Revenues	5,910	6,094	(184)
of which:			
- revenues from sales and services	5,762	5,963	(201)
- other operating income	148	131	17
Operating expenses	(4,391)	(4,573)	182
Labour costs	(487)	(453)	(34)
Gross operating income - EBITDA	1,032	1,068	(36)
Depreciation and amortization	(363)	(308)	(55)
Provisions and write-downs	(60)	(61)	1
Net operating income - EBIT	609	699	(90)
Financial expense, net	(278)	(200)	(78)
Share of results of affiliates	68	60	8
Non-operating gains/losses	(166)	13	(179)
Income before taxes	233	572	(339)
Income taxes	(145)	(227)	82
Net result	88	345	(257)
Minorities	(27)	(31)	4
Net result from non-current assets sold or held for sale	19	2	17
Result for the year	80	316	(236)

During the year under review Group revenues came to 5,910 million euro, showing a slight decline compared with the previous year.

The various areas of activity contributed to total revenues for the year in the following way:

	12 31 2009	12 31 2008
Electricity sold to wholesaler and retail customers (GWh)	17,923	16,814
Electricity sold on the Power Exchange (GWh)	13,488	13,606
Electricity sold on foreign markets (GWh)	4,317	4,247
Gas sold to wholesaler and retail customers (Mcm)	3,866	3,424
Heat sold (GWht)	2,672	1,905
EE distributed (GWh)	11,321	12,160
Gas distributed (Mcm)	2,049	1,859
Water distributed (Mcm)	102	85
Purified water (Mcm)	55	58
Waste disposed of (kton)	2,657	2,860

Sales also benefited from the following quantities produced by the plants managed by the Group:

	12 31 2009	12 31 2008
Thermoelectric production (GWh)	9,909	9,580
Hydroelectric production (GWh)	3,175	2,381
Heat production (Gwht)	2,279	1,766
Electricity cogeneration (GWh)	581	472
Electricity produced by incinerators and biogas plants (GWh)	1,078	1,174

Gross operating income for the year amounted to 1,032 million euro, a decrease of 36 million euro on the previous year. The positive performance reflects the positive trend achieved by Electricity and Heat and Services sectors has been offset by the decline shown by Network and Environment sectors, as shown in the following table:

Millions of euro	Gross operating income 12 31 2009	**Gross operating income 12 31 2008**
Energy Sector	532	433
Heat and Services Sector	76	67
Environment Sector	221	320
Networks Sector	227	275
Other Services and Corporate Sector	(24)	(27)
Total	**1,032**	**1,068**

In particular, the Energy sector saw an increase in margins earned by the electricity and gas sectors.

Positive contributions came from efficient management of the portfolio of generation assets run by the Group, a good performance on the part of national and international trading, higher hydroelectric output recorded during the year and the contribution of the hydroelectric nucleus in Calabria, as well as the higher value attributed to environmental securities. These positive effects have been offset by a reduction in margins on the IPEX platform, which were affected by the increase in domestic production overcapacity as the result of lower demand for electricity (-7%) and higher imports (+7%).

The higher margins in the Gas sector, on the other hand, are due to the hysteresis (or non-reversibility) of the indexing formulas which had a positive effect on the year compared with the previous one.

The Heat and Services Sector benefited from the contribution made by the French subsidiary Coriance, which has been consolidated since August 2008, and of Varese Risorse (controlled by Aspem S.p.A.), which was acquired in January 2009. The growth in margins was also helped by higher volumes sold to end-customers due to the higher number of users connected to the district heating network and a colder winter compared with the previous year.

The gross operating profit of the Networks sector decreases compared with the previous year, as 2008 benefited from revenues from a specific company equalisation for the period 2004-2007.

The Environment Sector is also showing a reduction in gross operating income compared with 2008. This was mainly due to the loss of the CIP6 incentive for the electricity produced by the Brescia waste-to-energy plant (from November 2008), planned stoppages for extraordinary maintenance at the Brescia waste-to-energy plant and a reduction in the industrial waste produced by certain Group plants. These negative effects were partially offset by the higher number of hours worked by the Silla 2 waste-to-energy plant and by the positive results of the Aspem Group.

"Depreciation, amortization, provisions and write-downs" amount to 423 million euro (369 million euro in the previous year).

Depreciation and amortization of 363 million euro increased by 55 million euro compared with the previous year. The increase is mainly attributable to the start-up of the Gissi thermoelectric plant which took place in the first half of the year, acquisition of the Monfalcone thermoelectric plant and the plants of the Calabria hydroelectric plants, which have been consolidated since July 1, 2009, following the spin-off of the business from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and consolidation of the Aspem Group from January 1, 2009.

The caption "Provisions and write-downs" amounts to 60 million euro substantially in line with the previous year (61 million euro).

As a result of these changes, **net operating income** amounts to 609 million euro (699 million euro at December 31, 2008).

"Net **financial expenses**" amounted to 278 million euro (200 million euro at the end of 2008). The rise is mainly due to interest on the assessments received for the recovery of alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. of 118 million euro. This increase has been partly offset by lower financial expenses caused by the reduction in interest rates even if applied to a higher average Group net debt. Excluding the impact of interest on the "tax moratorium", financial expenses would have amounted to 160 million euro, a decrease of 40 million euro compared with the previous year.

The **"Portion of affiliates"**, amounting to 68 million euro, increases by 8 million euro compared with December 31, 2008. This caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Transalpina di Energia S.r.l., Edipower S.p.A., Dolomiti di Energia S.p.A., ACSM-AGAM S.p.A. and Metroweb S.p.A..

"Other non-operating expenses" amount to 166 million euro and all relate to the recovery of the capital portion of the so-called "tax moratorium", as explained in greater detail in "Other information – EC infringement procedure".

"Income taxes" come to 145 million euro (227 million euro the previous year) and include an amount of 13 million euro for the effect of the recent Decree Law 112 of June 25, 2008 (the so-called "Summer Manoeuvre"), which introduced from the first half of 2008 a 5.5% surtax for companies operating in the production and sale of gas and electricity. This surtax was increased to 6.5% during the year.

The **"net result from non-current assets held for sale"** amounts to 19 million euro and relates mainly to the gain generated by the spin-off of E.ON Produzione S.p.A., previously held 20%, in favour of A2A Produzione S.r.l. and the dividend received during the period from Alpiq Holding AG, net of tax.

As a result of the above, **"Group net income for the year"**, net of "Minorities", comes to 80 million euro (316 million euro at December 31, 2008). The net result of 2009 has been significantly affected by the costs incurred to recover the so-called "State Aid" which, net of tax, amount to 244 million euro. Without this non-recurring expense, net income would have gone up by 2.5% on 2008.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Balance sheet and financial position

The net consolidated "**Capital employed**" amounts to 9,245 million euro at December 31, 2009, and is covered by equity for 4,595 million euro (of which 905 million euro pertaining to minorities) and by net debt for 4,650 million euro.

In particular, the increase of 1,039 million euro in "Net capital employed" compared with December 31, 2008 can be explained by the growth in "**Net fixed capital**" and "**Working capital**". "**Net fixed capital**", taking "Assets/liabilities available for sale" into account as well, increased by 635 million euro during the year. This increase is linked to the expansion of the scope of consolidation due to the spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., which meant consolidating the plants in Monfalcone and the hydroelectric nucleus in Calabria and eliminating the investment in E.ON Produzione S.p.A. It also includes the acquisition of 43.7% of the Montenegro company EPCG and other minor investments. "**Working capital**" has increased by 404 million euro mainly thanks to the combined effect of the increase in "Current tax assets and liabilities", the increase in "Trade receivables", resulting from the change in the scope of consolidation, and the reduction in "Trade payables".

The "**Net financial position**" at December 31, 2009 comes to 4,650 million euro and has increased by 1,166 million euro compared with December 31, 2008, principally due to the acquisition of new investments (469 million euro), mainly EPCG, capital expenditure on tangible and intangible assets (438 million euro), consolidation of the business transferred from E.ON Produzione S.p.A. to A2A Produzione S.r.l. (249 million euro), the payment of dividends (301 million euro) and charges in connection with the "tax moratorium" (284 million euro).

This financial outlay has been partly offset by the operating cash flow generation of the period, which was positive for 575 million euro.

Millions of euro	12 31 2009	12 31 2008	change
CAPITAL EMPLOYED			
Net fixed capital	7,948	**7,033**	**915**
Tangible assets	4,968	4,005	963
Intangible assets	689	634	55
Shareholdings and other non-current financial assets (*)	3,165	3,103	62
Other non-current assets/liabilities (*)	(151)	(47)	(104)
Deferred tax assets and liabilities (*)	(26)	(6)	(20)
Provisions for risks, charges and liabilities for landfills	(419)	(392)	(27)
Employee benefits	(278)	(264)	(14)
of which with contra-entry in equity	*(123)*	*303*	
Working capital	891	**487**	**404**
Inventories	191	224	(33)
Trade receivables and other current assets (*)	2,138	1,992	146
Trade payables and other current liabilities (*)	(1,519)	(1,693)	174
Current tax assets/tax liabilities	81	(36)	117
of which with contra-entry in equity	*(4)*	*(153)*	
Assets/liabilities available for sale (*)	406	**686**	**(280)**
of which with contra-entry in equity	*316*		
TOTAL CAPITAL EMPLOYED	9,245	**8,206**	**1,039**
SOURCES OF FUNDS			
Equity	4,595	**4,722**	**(127)**
Total financial position beyond one year (*)	4,141	3,159	982
Total financial position within one year	509	325	184
Total net financial position	4,650	**3,484**	**1,166**
of which with contra-entry in equity	*(4)*	*(13)*	
TOTAL SOURCES	9,245	**8,206**	**671**

(*) Net of balances included in net financial position.



Millions of euro	01 01 2009 12 31 2009	**01 01 2008 12 31 2008**
Net financial position at the beginning of the year	(3,484)	**(3,264)**
Net income for the year (including minorities)	107	347
Depreciation and amortization	363	308
Write-downs and disposals of fixed assets	17	31
Result from affiliates	(68)	(60)
Changes in assets and liabilities (*)	(181)	(100)
Cash flow from operating activities	238	**526**
Cash flow from investment activities	(886)	**(455)**
Free cash flow	(648)	**71**
Dividends paid by the parent company	(301)	(299)
Dividends paid by subsidiaries to third parties	(2)	(14)
Cash flow from distribution of dividends	(303)	**(313)**
Loan re A2A Produzione S.r.l. (**)	(206)	**-**
Changes in financial assets/liabilities with contra-entry in equity	(9)	22
CLOSING NET FINANCIAL POSITION	(4,650)	**(3,484)**



(*) Net of balances with contra-entry in equity.

(**) Following the partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l.



Significant events after December 31, 2009

A2A in China: first contract signed for the purchase of emission credits

A2A contributes to the reduction of world-wide CO2 emissions by taking advantage of the opportunities for international cooperation introduced by the Kyoto Protocol and by the EC Directives 2003/87/CE, 2004/101/CE and 2009/29/CE which lay down Europe's strategy for the reduction of emissions between now and 2020.

In this regulatory context, A2A Trading S.r.l. has for some time been developing a number of projects for reducing emissions in developing countries with a view to generating and contractualising CER (Certified Emission Reductions) credits certifying the reduction in greenhouse gas emissions used in the EC system for complying with the obligations imposed on companies and states by the European Union's Emissions Trading Scheme (EU ETS).

The procedure has been initiated for the validation of a project to develop sustainable technologies (the so-called Clean Development Mechanism), which envisages the recovery of heat by a cement plant in the Chinese province of Anhui to generate electricity.

Without it, the cement plant would have dispersed heat into the atmosphere and then taken power from the grid produced by less efficient plants.

Through this procedure, UNFCCC (the agency set up under the United Nations Framework Convention on Climate Change), with the help of an external certification entity, will verify that the heat recovery system to produce electricity responds to the principles of the Kyoto Protocol and is able to bring about a reduction in world-wide CO2 emissions.

The purchase of the CERs generated by this project will allow A2A Trading S.r.l. to contribute towards meeting the obligations of the A2A Group to reduce pollutants in accordance with the European regulations.

A2A won the BICSI Energy Prize for the second year in a row.

A2A ranked the best in terms of customer satisfaction in all of the energy market segments that were analysed.

Based on the information prepared by the Energy Observatory and by the SME Business Panel on Energy at the time of the conference on 18 February 2010, A2A was one of the five companies that won prices and recognised as "excellent" for the quality of the customer relations.

The district heating plan between A2A and Citylife was signed in Milan.

District heating plan in Milan

District heating in Milan has been developed by A2A since the '90s and the current network serves more than 200,000 Milanese citizens. This service ensures a drastic reduction in the use of hydrocarbons (heating oil, etc.), greater efficiency on the part of the plants and a reduction in CO2 emissions of around 250,000 tonnes per year.



The development project planned by A2A elaborates an innovative integrated system for producing clean heat, thanks to the use of heat pumps connected to the water-bearing stratum, high efficiency gas cogeneration, and heat and energy recovery from the disposal of waste.

A2A and the Municipality of Milan have for some time been working on developing the city's district heating plan with a series of important works designed to drastically cut the polluting emissions produced by traditional central heating plants that impact total emissions in the Milan area by around 25%.

The district heating plan envisages a rapid increase in the district heating network in Milan. It estimates that around 500,000 inhabitants will be reached by district heating in 2012, rising to 730,000 in 2015.

District heating plan for Citylife

The agreement between A2A and Citylife, signed on 25 February 2010, will lead to the construction of the first example of an entire district being heated in winter and cooled in summer without any kind of fuel and with zero emissions.

Citylife is the company in charge of the redevelopment plan for the historic area of the Milan Trade Fair. A2A will be able to supply the new district with district heating through the network fed by the Silla 2 waste-to-energy plant, as well as produce hot water for sanitary uses and cold water for air conditioning by means of absorption refrigeration machines.

A2A is expected to supply the three towers designed by Isozaki, Hadid and Libeskind, as well as the underground area devoted to shopping and cinema.

It is worth emphasising that providing heat through a district heating network will make it possible to eliminate completely the chimneys and related polluting emissions by using the heat recovered from waste-to-energy.

Earthquake in Haiti - The A2A Civil Protection Unit was there to help.

The A2A Civil Protection Unit was contacted by the Italian National Civil Protection Department to send two of our technicians to Port Au Prince in Haiti.

They stayed on the island for a fortnight, carrying out all of the tasks required of them by the National Civil Protection functionaries on the spot.

Two other volunteers were sent to Leogane to carry out technical surveys at a refugee camp with around 3,000 people run by Intersis, an NGO that A2A decided to collaborate with to install the technological equipment that was needed.



Other volunteers may also be sent to install equipment.



Outlook for operations

2010 will benefit from the full year consolidation of the assets transferred from E.ON Produzione S.p.A. (the Monfalcone thermoelectric plant and the hydroelectric nucleus in Calabria), as well as the fact that the new thermoelectric plant at Gissi (Ch) is now up and running and the plant at Scandale (Kr) has entered started operating. A positive contribution will also come from completion of the upgrade of the Brescia waste-to-energy plant and the planned development of the district heating networks in Milan and Bergamo.



It is estimated that in 2010 the extraordinary measures taken to reduce capital employed, together with the positive generation of operating cash flow, will allow the Group to lower its debt.



Proposed allocation of the net income at December 31, 2009 and dividend distribution

The financial statements of A2A S.p.A., at December 31, 2009, closed with a net income amounting to Euro 205,991,643.00.

If you are in agreement with the accounting policies and principles used in preparing the financial statements, we would invite you to approve:

a) the allocation of net income for the year of Euro 205,991,643.00, as follows:
   - Euro 10,299,582.00 to the legal reserve;
   - Euro 195,692,061.00 to the extraordinary reserve;

b) the distribution of a dividend to shareholders, so as to ensure a yield of Euro 0.07 per each ordinary share in circulation, taking the amount required from the other unrestricted reserves.

By way of information, given the number of shares currently in circulation (3,105,987,668 shares, taking account of 26,917,609 treasury shares in portfolio), distribution of this dividend of Euro 0.07 would amount to Euro 217,419,137.00.

Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 24, 2010, going ex-coupon on June 21, 2010.

The Management Board


以热爱祖国为荣、以危害祖国为耻，以服务人民为荣、以背离人民为耻，
以崇尚科学为荣、以愚昧无知为耻，以辛勤劳动为荣、以好逸恶劳为耻，



ANALYSIS OF THE MAIN SECTORS OF ACTIVITY

A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate Sector

Sectors of the A2A Group

Energy	Heat & Services	Environment	Networks	Other Services and Corporate Sector
Thermoelectric and hydroelectric plants	Cogeneration plants	Collection and street sweeping	Electricity Networks	Other services
Energy Management	District heating networks	Treatment	Gas Networks	Corporate sector
Sale of electricity and gas	Sale of heat and other services	Disposal of waste with energy recovery	Integrated Water Cycle	

Sectors of the A2A Group

 Energy

Heat & Services

Environment

Networks

Other Services and Corporate Sector

Geographical areas of activity


Waste disposal plants
Cogeneration plants
Hydroelectric plants
Thermoelectric plants

Results sector by sector

Millions of euro	Energy		Heat & Services		
	01 01 09 12 31 09	01 01 08 12 31 08	01 01 09 12 31 09	01 01 08 12 31 08	
Revenues	**4,707**	**4,865**	**360**	**299**	
- of which intercompany	*118*	*85*	*33*	*64*	
Gross operating income	**532**	**433**	**76**	**67**	
% of revenues	*11.3%*	*8.9%*	*21.1%*	*22.4%*	
Depreciation, amortization, provisions and write-downs	**(152)**	**(102)**	**(42)**	**(33)**	
Net operating income - EBIT	**380**	**331**	**34**	**34**	
% of revenues	*8.1%*	*6.8%*	*9.4%*	*11.4%*	
Financial costs, net					
Non-operating income/charges					
Income before taxes					
Income taxes					
Net result					
Net result from non-current assets held for sale					
Minorities					
Net result for the year pertaining to the Group					
Gross investments (1)	**1,031** (*)	**70**	**99** (**)	**157** (****)	

(*) Includes the effect of first-time consolidation following the spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l. for 936 million euro and the effect of first-time consolidation following the acquisition of the Aspem Group for 28 million euro.
(**) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 24 million euro and of industrial investments of the Coriance Group for 1 million euro.
(***) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 4 million euro.
(****) Includes the effect of first-time consolidation following the acquisition of the Coriance Group for 94 million euro.
(1) See "capital expenditure" in the schedules in notes 1 and 2 on Tangible assets and Intangible assets.

Millions of euro	Energy		Heat & Services		
	12 31 09	12 31 08	12 31 09	12 31 08	
Tangible assets	2,029	1,162	529	450	
Intangible assets	52	55	31	18	
Trade receivables and current financial assets	2,040	1,849	170	240	
Trade payables and current financial liabilities	1,753	1,695	176	184	

	Networks		Environment		Other Services and Corporate Sector		Eliminations		Total Group	
	01 01 09 12 31 09	**01 01 08 12 31 08**	**01 01 09 12 31 09**	**01 01 08 12 31 08**	**01 01 09 12 31 09**	**01 01 08 12 31 08**	**01 01 09 12 31 09**	**01 01 08 12 31 08**	**01 01 09 12 31 09**	**01 01 08 12 31 08**
	558	**583**	**734**	**796**	**271**	**262**	**(720)**	**(711)**	**5,910**	**6,094**
	317	*311*	*30*	*44*	*222*	*207*	*(720)*	*(711)*	-	-
	227	**275**	**221**	**320**	**(24)**	**(27)**	**-**	**-**	**1,032**	**1,068**
	40.7%	*47.2%*	*30.1%*	*40.2%*	*(8.9%)*	*(10.3%)*	-	-	*17.5%*	*17.5%*
	(123)	**(136)**	**(94)**	**(75)**	**(23)**	**(37)**	**11**	**14**	**(423)**	**(369)**
	104	**139**	**127**	**245**	**(47)**	**(64)**	**11**	**14**	**609**	**699**
	18.6%	*23.8%*	*17.3%*	*30.8%*	*(17.3%)*	*(24.4%)*			*10.3%*	*11.5%*
									(210)	**(140)**
									(166)	**13**
									233	**572**
									(145)	**(227)**
									88	**345**
									19	**2**
									(27)	**(31)**
									80	**316**
	146 (***)	**139**	**80**	**61**	**24**	**59**	**-**	**-**	**1,380**	**486**

	Networks		Environment		Other Services and Corporate Sector		Eliminations		Total Group	
	12 31 09	**12 31 08**	**12 31 09**	**12 31 08**	**12 31 09**	**12 31 08**	**12 31 09**	**12 31 08**	**12 31 09**	**12 31 08**
	1,871	1,851	548	556	232	237	(241)	(251)	**4,968**	**4,005**
	546	539	40	41	88	88	(68)	(107)	**689**	**634**
	292	278	327	305	162	150	(1,215)	(1,089)	**1,776**	**1,733**
	291	320	214	166	380	366	(1,198)	(1,096)	**1,616**	**1,635**

The business sectors in which the A2A Group operates are as follows:

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation and trading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate Sector

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology , telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

National energy scenario

Electricity

The demand for electricity in Italy during 2009 came to 316.8 TWh, 6.7% lower than last year. Load coverage was guaranteed 86% by domestic production with the remaining 14% being covered by imports.

The national power generation came 78.2% from thermoelectric sources, 17.9% from hydroelectric sources and 3.9% from geothermal and wind power sources.

With respect to the previous year, the hydroelectric output increased by 9.6% and wind power production by 20%. On the other hand, there was a 13.5% fall in output from thermoelectric sources and by 3.1% in geothermal production.

The gross national production fell by 9.4%, while the foreign balance grew by 11%.

Natural gas

In 2009, consumption of natural gas reached 78.1 billion cubic metres, 0.2% down on 2008.

This trend of declining consumption, which began in May 2008, is in fact continuing with impacts that are particularly significant in the last quarter of the year, especially on the industrial sector. The decline was only partly offset by the increase in non-industrial consumption due to a cold winter.

Macroeconomic scenario

2009 was characterised by a significant slowdown in the economic crisis, which continued for the whole of the first half. The main advanced economies recovered during the summer, more so in emerging nations; it then continued up to the end of 2009, stimulated by the principal countries' expansive economic and monetary policies.

It is expected that business activity will continue at a reduced level during 2010, held back by the weakness in internal demand, at a time when the effects of the stimulus measures introduced to cope with the crisis gradually wore off, also in our country.

Starting in the third quarter of 2009, GDP began to grow in the United States and the Euro-area, then continued to expand in Japan, accelerating in the emerging economies in Asia and Latin America, especially in China, which is reckoned to have grown by 10% in 2009. In the fourth quarter, the recovery in industrial output continued from the lows reached in the first half of 2009 and the climate of confidence improved; the decline in employment slowed down in the United States and Japan.

International trade has begun to expand again, benefiting from the stimulus measures adopted by the fiscal and monetary authorities and from the improvement in conditions on financial markets, even if the trend in credit to the private sector remained weak.

The forecasts of world economic growth by international organisations have been revised upwards and envisage a rise of 3-4% in both 2010 and 2011, while international trade, after a fall of around 12% in 2009, should rise by just over 4% this year and by almost 5% in 2011.

On the other hand, high rates of growth are likely to continue in China, India and Brazil, driven by a stronger trend in internal demand.

Consumer price inflation in Italy and the main European countries, which was practically zero last summer, began rising again in the autumn months. According to the estimates of the Bank of Italy, the increase in consumer prices in Italy should gradually increase to 1.5% in 2010 and 1.9% in 2011, partly reflecting the upward trend in energy prices.

However, around this forecast scenario there are still significant margins of uncertainty. These relate on the one hand to a level of world demand that could turn out to be higher than assumed and, on the other, the risk that conditions on the labour market remain weak for longer.

Overall, 2009 closed with a sharp slowdown in world trade, which fell by 12.3%, compared with growth of 2.9% in 2008 (Source: International Monetary Fund).

World GDP fell by 2.3% in 2009. GDP in the United States fell by 2.4%, that of the Euro-zone by 4.1%. In Italy, the rise in GDP during the third quarter of 2009 (+0.6%) signalled the end of a prolonged phase of recession, falling by 6.5% over 15 months, returning to where it was at the end of 2001. Year on year, Italy suffered the highest contraction, namely -4.8%.

As regards interest rates, we have seen an expansive monetary policy being implemented by the Central Banks of various countries with a view to boosting the economy.

The Federal Reserve brought the cost of money to an all-time low of 0.25% by a series of cuts from mid 2008, keeping it at this level for the whole of 2009. The European Central Bank, which is notoriously more prudent and less inclined to use the interest rate as an economic policy tool, made smaller cuts in the cost of money so as to maintain inflationary pressures under control, reducing the reference rate to an all-time low of 1.0% in May 2009 and then leaving it at that level.



The low level of commodity prices, which was accentuated in the Euro-area by the weakness of the US dollar, had a positive impact on inflation, which in the Euro-area reached 0.9% y/y in December 2009; during the same period, Italy's inflation rate fell to 1.0% y/y.

As regards the trend in the euro/dollar exchange rate, 2009 saw the euro appreciating constantly, starting from 1.32 in January, reaching more than 1.5 in November, and then dropping back to 1.46 in December. The average figure in 2009 was 1.39 dollars.



Energy market trends

The energy scenario in 2009 featured constantly rising prices for Brent (the point of reference for the fuel market) and for all oil-based commodities compared with the lows reached in December 2008.

Prices rose constantly right from the start of the year for reasons that are to be found not so much in the world economic recovery, but in the recovery of emerging nations, especially China, which is reckoned to have grown by more than 10% in 2009, thanks to the expansive monetary policy adopted by the Chinese authorities.

The average dollar price of Brent in 2009 came to 62.6 $/bbl.

The countries in the Euro-area benefited from the single currency's appreciation against the dollar compared with January, which had the effect of mitigating the price of Brent, for which the average euro price in 2009 was 44.9 €/bbl.

As regards the scenario for prices on the electricity market, the crisis had a drastic impact on Italian industry and hence on the demand for electricity. In 2009, 313.4 TWh were exchanged through the Italian system, a decline of 6.7% compared with the previous year.

The average level of the PUN (Base Load Single Nationwide Price) for 2009 came to 63.7 €/MWh, a reduction of 26.8% compared with 2008 (87.0 €/MWh).

Month after month, the PUN went down constantly, reaching a low in June, picking up in July and August, then subsequently continuing its downward trend. These are the lowest levels for the last four years, leading to a further erosion of operators' margins, which were particularly slim in the last quarter of 2009.

During 2009 the demand for natural gas in Italy was 8% lower than in 2008: gross domestic consumption came to 78.1 billion m3 compared with 84.8 billion m3 the previous year (source: Ministry for Economic Development), even if the monthly trend was not continuous.

The first half saw an average decline of 14%, mainly because of the ongoing crisis, while the second half saw a recovery that was stronger in the last quarter thanks to an uptick in consumption linked to a very cold winter.

In terms of procurement sources, 2009 posted a 12.3% reduction in national production, in line with the trend in recent years, and a 9.9% reduction in imports.





Energy Sector

The Energy Sector includes the following activities:

- **Electricity generation:** power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 5.6 GW[1];
- **Energy management:** the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;
- **Sale of electricity and gas:** marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".



In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:

Energy	Consolidated company of the A2A Group
Thermoelectric and hydroelectric plants Energy Management Sale of electricity and gas	• Abruzzo Energia • A2A Energia • A2A Trading • Asmea • Ostros Energia • Bas-Omniservizi • Plurigas • Aspem Energia • A2A Produzione

(1) It includes 20% of Edipower's plants

Recent regulatory changes in the power sector

Emissions trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plants that emit CO2 into the atmosphere have to have an authorisation from the competent national authority and cover their emissions with equivalent rights, part of which issued free of charge on the basis of the Emissions Allocation Plan adopted by each country.

The EU Plan 2020 approved by the European Parliament and Council was published in April. The plan includes three directives concerning the promotion of renewables with a view to satisfying 20% of end consumption by the year 2020; a revision of the ETS (Emissions Trading System) for after 2012; the legislative framework for CCS (Carbon Capture and Storage). The EC bill contains a mandate for the government to incorporate EU directives.

Production from renewable sources - Guidelines for the Single Authorisation

In accordance with art. 12 of Decree 387/03, the Ministry for Economic Development prepared a first draft of the Guidelines for authorising the construction and running of power generation plants fed by renewable sources (the so-called "Single Authorisation"), which was then submitted to operators for consultation; this process was completed on July 3, 2009. The final measure has not yet been adopted.

Green certificates

In February, GSE established the offer price of its Green Certificates for 2009. This price is 88.66 €/MWh, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 €/MWh and the average annual selling price of electricity in 2008 as per article 13, para. 3, of D.Lgs. 387/03, of 91.34 €/MWh, fixed by the Authority with resolution ARG/elt 10/09.

With resolution ARG/elt 66/09, following a specific request lodged by the operators, the Authority recognised to A2A Trading S.r.l. and A2A S.p.A. the charges deriving from the obligation laid down in art. 11 of Decree 79/99 (purchase of Green Certificates) for the year 2004, as regards the electricity produced by non-renewable sources for captive market customers in the first three months of 2003.

In particular:

- A2A Trading S.r.l. was recognised costs amounting to 294,815.50 euro;
- A2A S.p.A. was recognised costs amounting to 117,026.00 euro.

Part of the amounts have been credited to the two companies by CCSE at the beginning of October 2009.

Dispatching

With resolution ARG/elt no. 107/09 the AEEG adopted the Integrated Settlement Text, which codifies in a single regulation part of the rules contained in resolution no. 111/06 and the procedures relating to the Load Profiling mechanism. The Authority then made a number of changes to the provision with resolution ARG/elt 214/09.

Provisions with proceedings during the year.

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

With resolution VIS 35/09 the Authority closed the proceeding initiated with resolution VIS 68/08 to examine the reasons for anomalies in the provision of the protection service which sector operators, trade associations and end-customers have complained about ever since it was introduced.
The measure recognises that late communication of this data to Exergia by A2A Reti Elettriche S.p.A. (the initial supplier of the service on completion of deregulation) may have made it harder for the operator to bill customers on the basis of an incomplete database, but also pointed out that the information that was lacking did not create an objective obstacle to billing.
To study these circumstances more closely, with resolution VIS n. 67/09 the Authority began another investigation involving A2A Reti Elettriche S.p.A. This investigation is still underway.

Unfair trade practices

On June 24, 2009 the Lazio TAR rejected two appeals presented by A2A Energia and ASMEA against decision no. 19223 of November 13, 2008 with which the Competition Authority imposed fines on the two companies of Euro 140,000 and Euro 110,000 respectively for unfair trade practices.
In particular, the Competition Authority accused them of misleading readers by their method of presenting certain free market offers on their websites.

Recent regulatory changes in the natural gas sector

Wholesale and retail sales

Gas imports

With resolution ARG/gas 101/09 the AEEG recognised the charges incurred by Plurigas Spa to import natural gas during the quarter January-March 2007, as per article 2 of resolution 134/06 of June 28, 2006, for an amount of Euro 241,804.00.

With resolution ARG/gas no. 108/09, which lays down instructions for the economic methods of supplying quotas of imported gas on the regulated market for capacity and gas pursuant to the decree of the Ministry for Economic Development of March 19, 2008, the AEEG confirmed the provisions of its previous resolution ARG/gas no. 24/09 by defining not only such methods, but also the related criteria of assignment, quantification of the lots and the disclosure requirements of the importer.

Gas release

Decree no. 78 entitled "Anticrisis measures and extension of the terms and of Italy's participation in international missions" (converted with Law 102/90 of August 3, 2009) also contains some rules on gas release.

In particular, one rule says that in order to promote efficiency and competition in energy markets, with a view to a possible revision of the regulations on such matters, within forty days of the decree coming into force, should the Ministry for Economic Development (on the Authority's proposal) adopt binding measures for thermal year 2009-2010, each entity that in thermal year 2007-2008 injected into the national transport network a quota of more than 40% of the total volume of gas destined for the domestic market should offer for sale at the virtual exchange points a volume of gas equal to 5 billion Sm3 (standard cubic metres) through non-discriminatory competition procedures, at a price set by the Ministry on the Authority's proposal.

With resolution ARG/gas no. 114/09, as modified by resolution ARG/gas no. 118/09, the AEEG issued instructions regarding the conditions and methods for the competition procedures contained in Decree no. 78 of July 1, 2009 and the decree issued by the Ministry for Economic Development on August 7, 2009, laying down the methods, terms and conditions for participation in the gas release system.

No-change threshold

With resolution ARG/gas 106/09, the AEEG identified the systems for offsetting charges not otherwise recoverable incurred by the companies that sell natural gas as a consequence of applying arts. 1 and 2 of resolution ARG/gas 192/08 of December 19, 2008.

The Authority, with resolution ARG/gas no. 192/08, entitled " Urgent measures altering the criteria for updating the economic conditions for the supply of natural gas for customers under the protection system and update for the quarter January-March 2009 ", intervened again with regard to the criteria for updating the supply conditions. In this particular case, the Authority had:

1) removed the threshold below which no change is made, starting from the update relating to the first quarter of 2009 (January-March);
2) adopted a directive that requires all parties selling wholesale gas contracts outstanding at the date of the measure, for the quota directly or indirectly earmarked for supplying end-customers subject to protection, to propose to the buying counterparties the suppression of any contractual clauses that provide for such a threshold;
3) decided to define, with a subsequent provision, suitable methods of compensation of the charges not otherwise recoverable that are incurred by selling companies as a result of applying point 1) and 2) above, including wholesale selling companies for which the quarterly revenues do not cover all of the costs, excluding intercompany items.

Protected gas customers

With resolution ARG/gas 64/09, the AEEG redefined the type of customers who can apply for the protection service, limiting them to redelivery points in the name of a domestic customer or a condominium's redelivery point for domestic use.

In particular, a procedure was defined for identifying those entitled to the protection service and certain transitional measures were introduced to accompany non-domestic customers gradually to the free market.

With the same measure, the Authority also defined the criteria for updating the CCI fee (the variable portion of the wholesale tariff for natural gas), which will be applied from October 1, 2009.

The algorithm for calculating the component that was proposed during the consultation process has been confirmed, while certain obsolete parameters have been updated and others that by this stage are barely representative have been replaced.

With reference to the element to cover retail selling costs (QVD), the Authority has foreseen that there should be one price for the whole of the country, split into a fixed element equal to 36.82 euro/year/point of redelivery and a variable element split into two consumption bands. The values will be updated every two years starting on January 01, 2011.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

GWh	12 31 2009	12 31 2008	Changes	% 2009/2008
SOURCES				
Net production	13,084	**11,961**	**1,123**	**9.4%**
- thermoelectric production	9,909	9,580	329	3.4%
- hydroelectric production	3,175	2,381	794	33.3%
Purchases	22,644	**22,706**	**(62)**	**(0.3%)**
- Single Buyer	3,456	3,923	(467)	(11.9%)
- Power Exchange	11,345	9,928	1,417	14.3%
- foreign markets	5,690	5,777	(87)	(1.5%)
- other purchases	2,153	3,078	(925)	(30.1%)
TOTAL SOURCES	35,728	**34,667**	**1,061**	**3.1%**
USES				
Protected market sales	3,456	3,923	(467)	(11.9%)
Sales to eligible customers and wholesalers	14,467	12,891	1,576	12.2%
Sales on the Stock Exchange	13,488	13,606	(118)	(0.9%)
Sales on foreign markets	4,317	4,247	70	1.6%
TOTAL USES	35,728	**34,667**	**1,061**	**3.1%**

Note: the sales figures are shown gross of any losses.

In 2009, the Group's total electricity output came to 13,084 GWh, to which has to be added purchases of 22,644 GWh, for a total availability of 35,728 GWh.

The thermoelectric production rose compared with the previous year (+3.4%) thanks to the contribution of the Monfalcone plant, acquired from E.ON Produzione on July 1, 2009, and the start of production at the thermoelectric plant at Gissi. In particular, the increase in hydroelectric output is due to higher rainfall in year (+33.3%) and to the contribution made by the hydroelectric plants in Calabria.

Purchases of electricity came to 22,644 GWh, in line with respect to last year. Purchases on the Italian Power Exchange of 11,345 GWh were higher than in 2008 (+14.3%), whereas sales on the Exchange came to 13,488 GWh (13,606 GWh in 2008). Purchases on foreign markets amounted to 5,690 GWh (5,777 GWh in 2008), whereas sales on foreign markets came to 4,317 GWh, with an increase on the previous year.

Direct sales to eligible end customers and wholesalers went up by 12.2% from 12,891 GWh in 2008 to 14,467 GWh in the year under review.

Quantitative data - gas sector

(millions of cubic meters)	12 31 2009	12 31 2008	Changes	% 2009/2008
SOURCES				
Procurement	5,479	5,269	210	4.0%
Withdrawals from warehouse	138	(4)	142	-
Internal consumption/GNC	(9)	(18)	9	(50.0%)
TOTAL SOURCES	5,608	**5,247**	**361**	**6.9%**
USES				
End-customers	1,954	1,911	43	2.3%
Thermoelectric	1,562	1,697	(135)	(8.0%)
Heat	98	54	44	81.5%
Wholesalers	1,994	1,585	409	25.8%
TOTAL USES	5,608	**5,247**	**361**	**6.9%**

Note: Quantities are shown in terms of standard cubic meters with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery



During 2009 volumes bought and the withdrawals from warehouse rose by 210 Mcm and 142 Mcm respectively. Total volumes for sale to end-customers amounted to 1,954 Mcm, and increased compared with 2008 mainly due to weather conditions during the winter. There has also been a 25,8% increase in sales to wholesalers.

As regards thermoelectric uses, on the other hand, the contraction in volumes is attributable to lower output on the part of the Group's plants.

Income statement

Millions of euro	12 31 2009	12 31 2008	Changes
Revenues	4,707	4,865	(158)
Gross operating income - EBITDA	532	433	99
% of revenues	*11.3%*	*8.9%*	-
Depreciation, amortization and provisions	(152)	(102)	(50)
Net operating income - EBIT	380	331	49
% of revenues	*8.1%*	*6.8%*	-
Capital expenditure	67	70	(3)

During the year, the revenues of the Energy sector amounted to 4,707 million euro (4,865 million euro at December 31, 2008).

Gross profit from operations passes from 433 million euro at December 31, 2008 to 532 million euro of 2009. These movements were helped both by the electricity and gas sectors.

Gross profit from operations in the electricity sector, amounting to 398 million euro, grows compared with the previous year. The increase is mainly attributable to higher quantities of hydroelectricity produced, thanks to the contribution of the Monfalcone thermoelectric plant and the start of production at the thermolectric plant in Gissi. Margins have grown thanks to the positive performance of trading in environmental securities and insurance reimbursements relating to the Cassano d'Adda, Mincio and Premadio plants. These positive effects were partially offset by a contraction in margins on the Ipex platform because of the trend in prices posted during the year under review, which confirmed the hefty contraction already seen during the latter months of 2008 and lower thermoelectric output based on the same scope of consolidation of 2008.

The gas sector shows gross operating income of 134 million euro (38 million euro at December 31, 2008). This growth in results is due to the hysteresis (or non-reversibility) of the indexing formulas which had a positive impact on the year compared with the previous one.

Depreciation, amortization and provisions amounted to 152 million euro (102 million euro in 2008).

As a result of these changes, the net operating income amounts to 380 million euro (331 million euro in the previous year).

Capital expenditure for the year amounted to 67 million euro and referred mainly to: completion works for the thermoelectric plant at Gissi (41 million euro), construction of the new 220 KW station at the Mincio plant (3.8 million euro), revamping of the hydroelectric plant in Prevalle sul Chiese (3.6 million euro), as well as construction of the new auxiliary steam generator at the thermoelectric plant in Cassano (2.2 million euro) replacement of the bridge crane in the coal movement area (2.2 million euro) and of the transformers of no. 1 and 2 Units (1.2 million euro) of the thermoelectric plant at Monfalcone.

Note that the spin-off of the business from E.ON Produzione S.p.A. to A2A Produzione S.r.l. led to an increase in fixed assets of 879 million euro., whereas the acquisition of the Aspem Group involved an increase of 28 million euro.

Heat and Services Sector

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

- **Cogeneration and District Heating:** production, distribution and sale of heat, production and sale of electricity, as well as operation and maintenance on the cogeneration plants and district heating networks;
- **Heat and other services:** management of heating plants owned by third parties and facility management.



The companies listed below are part of the Heat and Services Sector:

Heat & Services	Consolidated company of the A2A Group
Cogeneration plants	• A2A Heat & Services • Proaris • Coriance Group • Varese Risorse
District heating networks	
Heat and other services	



Key quantitative and economic data of the sector are reported below.

Quantitative data

GWh	12 31 2009	12 31 2008	Changes	% 2009/2008
SOURCES				
Plants:	1,595	**1,095**	**500**	**45.6%**
- Lamarmora	615	567	48	8.5%
- Famagosta	137	129	8	6.2%
- Tecnocity	66	71	(5)	(7.0%)
- Coriance plants	503	185	318	171.8%
- Varese Risorse plants	72		72	
- Other plants	202	143	59	41.3%
Purchases from:	1,077	**810**	**267**	**33.0%**
. From third parties	471	258	213	82.6%
. From other sectors	606	552	54	9.8%
TOTAL SOURCES	2,672	**1,905**	**767**	**40.3%**
USES				
Sales to end-customers	2,672	1,905	767	40.3%
TOTAL USES	2,672	**1,905**	**767**	**40.3%**

Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Group production, amounting to 2,672 Gwht rose by 40.3% compared with the last year This increase is mainly due to the contribution made by the plants belonging to the Coriance Group and to Varese Risorse, which is controlled by Aspem S.p.A. (acquired in August 2008 and January 2009, respectively). We would also point out higher output by the Group's own plants and the increase in purchases from third parties substantially attributable to rising market demand.




INGRESSO
ANCHE
A BRESCIA
GIOCHIAMO

Income statement

Millions of euro	12 31 2009	12 31 2008	Changes
Revenues	360	299	61
Gross operating income - EBITDA	76	67	9
% of revenues	21.1%	22.4%	-
Depreciation, amortization and provisions	(42)	(33)	(9)
Net operating income - EBIT	34	34	-
% of revenues	9.4%	11.4%	-
Capital expenditure	74	63	11

During the year under review, revenues amounted to 360 million euro (299 million euro at December 31, 2008). The increase of 61 million euro is mainly attributable to higher quantities sold of heat and electricity sold, in particular following the acquisition of the Coriance Group and of Varese Risorse (controlled by Aspem S.p.A.), and the activities relating to the running and maintenance of heat plants following the acquisition of new contracts in Northern Italy.

Gross operating income came to 76 million euro, an increase of 13% compared with last year. This positive trend is mainly attributable to the consolidation of the results of the Coriance Group and Aspem Group as well as to higher sales of heat with respect to the previous year, determined by a colder climate and by the increase in users of the district heating networks.

Depreciation, amortization and provisions amounted to 42 million euro, reporting an increase of 9 million euro with respect to the previous year.

As a result of these changes, the net operating income came to 7 million euro, in line with the previous year.

Capital expenditure during the period, 74 million euro, mainly involved development of the district heating networks (44 million euro), extraordinary maintenance and development on minor plants in the Milan and Varese area (12 million euro), as well as development investments by the Coriance Group (18 million euro in total).

Note that the acquisition of the Aspem Group entailed an increase in fixed assets of 26 million euro and non industrial capital expenditure by the Coriance Group of 1 million euro.

Environment Sector

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

Collection and street sweeping: cleaning streets and collecting refuse for transport to its final destination;

Treatment: an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a refuse dump;

Disposal: this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:

Environment	Consolidated company of the A2A Group	
Collection and street sweeping	Gruppo Ecodeco	Partenope Ambiente
Treatment	Gruppo Amsa	Aspem S.p.A.
Disposal of waste with energy recovery	Aprica	
	Montichiari ambiente	
	Ecofert	


Amsa
Cappello

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector, which was revised during 2008 by the so-called "Unified Amendment". The new legislation (also known as the Environment Consolidation Act) has expressly abrogated the Ronchi Decree (Decree 22 of February 5, 1997) with regard to the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

Other waste legislation

Biological sludge and compost



With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree. 152/06.

Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.

The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.

With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Art.19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.



With DGR no. 8/9953 of July 29 2009 entitled "Instructions for the suspension of agricultural spreading of the sludge produced during the purification of drinking water", the Region put a time limit on the use of purification sludge by farmers (only two years for areas that are considered vulnerable and four years for those that are not).

Landfills

In implementation of EC Directive 1999/31/CE on waste landfills, Decree 36 of January 13, 2003 (to which art. 182.7 of Decree 152/06 makes specific reference) identifies specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of landfills into three categories: landfills for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.

The deadline for being able to dump the types of waste listed in Decree Law 36/2003 has been extended to December 31, 2009 with Decree Law 208 of 2008/30/208 (called "Milleproroghe" thousand extension decree).

Landfills for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

Decree 208 of December 30, 2008, converted into Law 13 of February 27, 2009, provides for an extension to June 30, 2009 of the transitory regime, firstly for the application of the criteria for admission to landfills of the waste mentioned in the Decree of August 3, 2005, and an extension to December 31, 2009 of the maximum limit to the calorific power of waste.

With a circular dated June 30, 2009 entitled "Disposal of urban waste in landfills. General criteria for the evaluation of risk for the admissibility of waste in the landfill sub-categories as per art. 7 of DM 8/3/2005", the Environment Ministry gave operating clarifications regarding



the disposal of waste in landfills in light of the introduction of new admissibility criteria as per DM 8/3/2005 and the evaluation of risk for the admissibility of waste in the landfill sub-categories.

With D.G.R. no. 8/10099 of August 7, 2009 entitled "Considerations regarding the admissibility in landfills of dangerous and non-dangerous wastes until the amendments to the Environment Ministry Decree of August 3, 2005 are adopted", the Lombardy Region launched experimental determination of the DOC parameter (Dissolved Organic Carbon) for information and statistical purposes).

Differentiated collection of urban waste

With a decree dated April 8, 2008, the Environment Ministry adopted regulations for differentiated urban waste collection centres, as amended by decree on May 13, 2009.

With a decree on June 30, 2009 entitled "Approval of the transport form" (for goods carried on behalf of third parties), the Infrastructure and Transport Ministry approved the contents of the transport form. Subsequent circulars have provided clarifications about how it should be implemented. With resolution of July 20, 2009, entitled "Criteria and requisites for enrolment in the Register in category 1 for the management of refuse collection centres as per Decree of the Environment Minister of April 8, 2008, amended by the decree of May 13, 2009, implementing art. 183.1.c) of Legislative Decree 152/2006 and subsequent amendments", the Register defined the methods of registration as a collection centre operator.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	12 31 2009	12 31 2008	Changes	% 2009/2008
Waste collected (kton)*	970	980	(10)	(1.0%)
Waste disposed of (kton)	2,657	2,860	(203)	(7.1%)
Electricity sold (GWh)	1,037	1,134	(97)	(8.6%)
Heat sold (Gwht)**	706	651	55	8.4%

(*) Waste collected in Milan, Brescia, Bergamo and Varese
(**) Quantities at the plant entrance

In the period under review the quantity of waste collected amounted to 970 Mton, a slight decrease compared with last year.

There was also a reduction in the amount of waste disposed of (-7.1%), mainly because of the stoppage of the Brescia waste-to-energy plant for extraordinary maintenance and lower deliveries to certain Group facilities.

The quantity of electricity produced by the waste-to-energy plants went down compared with last year, substantially because of the stoppage at the Brescia plant, however, there has been an increase in the quantity of heat produced.

The reduction in the quantity of waste disposed of and in electricity output was partially offset by the higher number of hours worked by the Milan Silla 2 waste-to-energy plant, which was closed down during 2008 for a programmed stoppage.

Income statement

Millions of euro	12 31 2009	12 31 2008	Changes
Revenues	734	796	(62)
Gross operating income - EBITDA	221	320	(99)
% of revenues	30.1%	40.2%	
Depreciation, amortization and provisions	(94)	(75)	(19)
Net operating income - EBIT	127	245	(118)
% of revenues	17.3%	30.8%	
Capital expenditure	80	61	19

During the year under review the Environment Sector recorded revenues of 734 million euro, a reduction of 62 million euro compared with 2008. This decline is principally due to the expiry of the CIP6 incentive (in November 2008) and the stoppage for extraordinary maintenance of the Brescia incinerator, as well as to the contraction in deliveries of industrial waste to certain Group facilities.

Gross operating income came to 221 million euro (320 million euro at December 31, 2008).



As mentioned above, the decrease is due to expiry of the CIP6 incentive and the stoppage of the Brescia waste-to-energy plant for extraordinary maintenance (from February to mid-April 2009), as well as to a decline in deliveries of industrial waste to certain Group plants. These negative effects were partially offset by the contribution by the Silla 2 waste-to-energy plant, which was closed down during the first three months of 2008 for works to reduce the level of polluting emissions, as well as by consolidation of the results of the Aspem Group.

Depreciation, amortization and provisions amounted to 94 million euro, down compared with the previous .

As a result of these changes, net operating income amounted to 127 million euro, a decrease compared with last year (245 million euro).

Capital expenditure during the year amounted to 80 million euro, mainly for works on the waste-to-energy plants (48 million euro), for development and maintenance work on other plants for the treatment and disposal of waste (9 million euro) and on vehicles and collection containers (10 million euro).




Amsa

Networks Sector

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

- **Electricity Networks:** the transmission and distribution of electricity.
- **Gas Networks:** the transport and distribution of natural gas.
- **Integrated water cycle:** water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

Networks	Consolidated company of the A2A Group	
Electricity Networks	• A2A Reti Elettriche	• Camuna Energia
Gas Networks	• A2A Reti Gas	• Retragas
Integrated water cycle	• Bas SII	• Seasm
		• Aspem S.p.A.
		• A2A Servizi alla distribuzione S.p.A.



Recent regulatory changes in the distribution sector

NATURAL GAS DISTRIBUTION

Assignment of the gas distribution service

Law 99/2009, the so-called "Development Law" (Provisions for the development and internationalisation of companies and measures concerning energy), makes a change to art. 23-bis of Decree 112/2008 in the field of local public services of economic importance, designed to maintain for the natural gas sector the provisions on the assignment of the distribution services already adopted with Decree 164/2000 and with art. 46-bis (Provisions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007. The minimum territorial ambits for the assignment of the natural gas distribution service will have to be determined by the Minister for Economic Development, also in consideration of the interconnections between the distribution plants and with reference to territorial specifics, as well as to the number of end-customers for each area of interest. In any case, the ambit cannot be smaller than the territory of the municipality.

Commercial quality and safety of the natural gas distribution service

With resolution ARG/gas no. 120/08 "Regulation of the Quality of Gas Distribution" (RQGD), the Authority lays down the rules for the commercial quality and safety of gas distribution and measurement services for the III regulatory period (2009-2012). The main novelties introduced by the Authority for the third regulatory period:

- obligatory membership of the incentive system to raise the level of safety for all distribution companies, gradually and at different speeds, starting in 2010. The incentives and penalties deriving from application of the safety incentive system are to be calculated by province;
- greater regulatory strictness with regard to the Emergency Intervention Service, intensifying the service obligations and the checks to be carried out at the distributors' premises so as to ensure that the distribution service is safe;



- obligation to replace or repair networks consisting of cast iron pipelines and hemp and lead joints by December 31, 2014;
- obligation to protect or replace steel networks without cathodic protection by December 31, 2015 (cathodic protection is a technique to control the corrosion of a metal surface by making it work as a cathode of an electrochemical cell);
- bringing the commercial quality of the gas distribution services into line with that of the electricity distribution service.

With its sentence of September 25, 2009, the Lombardy TAR accepted the appeal presented by AEM Distribuzione Gas e Calore SpA (now A2A Reti Gas) against the resolution of the AEEG VIS no. 46/08, which fined the distributor Euro 1,493,000 for non-compliance with the obligations laid down by AEEG for the Emergency Intervention Service for the year 2006.

The Authority has appealed to the Council of State.

Network type code

With resolution ARG/gas 128/09 the AEEG updated the standard network code for the gas distribution service in accordance with the resolution of the Authority for Electricity and Gas of 26 May 2009, ARG/gas 62/09, which deferred the introduction of the allocation with daily details to later.



Distribution tariffs

With resolution Arg/gas 159/08 (Code of regulations for the quality and tariffs of the gas distribution and measurement services for the period 2009-2012: approval of Part II "Tariff regulation of the gas distribution and measurement services for the period 2009-2012), the Authority established a new tariff system for the third regulatory period (2009-2011), superseding the previous system based on tariff options by thermal year, calculated for each tariff ambit. The Authority has established an obligatory tariff, differentiated for only six tariff ambits, applied for the calendar year, to cover the costs relating to the distribution, measurement and selling service.

The measure provides for a general system of equalisation of tariff revenues (the difference between the revenues approved for each distribution company by means of the reference tariff and the revenues achieved by applying the obligatory tariff), through the Electricity Sector Equalisation Fund. The level of revenues of each operator is therefore linked only to the capital costs and operating costs recognised by the Authority; it no longer depends on the volumes that are distributed. The recognised capital employed is determined according to the revalued historical cost method, while depreciation is calculated on the basis of the conventional useful life laid down by the Authority; operating costs are determined on the basis of parameters established by the Authority.

The new tariff regime provides for a remuneration of the net capital employed of 7.6% for distribution and 8% for measurement.

Operating costs are updated through the application of a price cap. The price cap applied to distribution operating costs is differentiated according to the size of the company.

The tariff options for the distribution of natural gas and other types of gas approved for the thermal year 2007-2008 were applied during the first half of 2009.

With resolution ARG/gas 79/09, the Authority approved the amounts of the obligatory tariff for the gas distribution and measurement services, determined pursuant to ARG/gas 159/08 and subsequent amendments, in force during the half-year July-December 2009, to be applied from July 1 without cancelling the consumption to date.

For the purpose of applying the new obligatory tariffs, consumption has to be charged from July 1, 2009 applying the C coefficient defined with resolution. 159/08. The same value will have to be used for the correction of volumes, also for allocation purposes.

At the same time, an enquiry was launched to check the figures sent in by companies to determine the reference tariffs.

With resolution ARG/gas 109/09, the Authority approved the reference tariffs for distribution companies for which the process of analysing the figures sent in was concluded positively and determined a provisional amount of bimonthly equalisation on account for the year 2009 (equal to 80% of the amount that would derive from application of the instructions contained in art. 50.1 of the RTDG based on available data) until such time that the current checks are completed.

With resolution ARG/gas 139/09 the AEEG updated the standard profiles associated with the natural gas user categories for thermal year 2009-2010 in accordance with its resolution 17/07 of February 2, 2007.

With resolution ARG/Gas 164/09 the Authority postponed to November 30, 2010 the deadline (originally scheduled for September 30, 2009) for recognition to sellers by distributors of the amounts of equalisation of the amount due to them (based on the mechanism by which each seller that has carried out the functions of collection, validation and registration of measurements for the period 1 January - 30 June 2009 is granted a portion of the restricted revenues used to cover the operating costs of the measurement service owed to the distributors under art. 32.1 of the RTDG).

With resolution ARG/gas 197/09 and on the basis of what was indicated in the preliminary results contained in VIS resolution 169/09, the Authority approved the tariffs for the year 2009 for distributors for which the process of analysing the data transmitted was concluded with a positive result, while it deferred definitive approval for distributors that need further examination (including A2A Reti Gas S.p.A.) to a later provision.

Gas measurement

Resolution ARG/gas 69/09 introduced the definition of a measuring device with partial access. In particular, distribution companies will have to classify the accessibility of the measuring devices at all of the redelivery points in their network according to the new definitions.

Distribution companies are also now obliged to make available measurement data and the methods of managing self-meter reading have been defined introducing, until subsequent instructions are issued, a single national validation algorithm by which a measurement is not considered valid if it is lower than the previous measurement.

Other measures

Law no. 46 of March 5, 1990 on the rules for the safety of such systems was repealed in 2008: Ministerial Decree no. 37 of January 22, 2008, entitled "Regulations governing the installation of systems inside buildings" came into effect from that date.

Considering the contents of these regulations, the Authority issued resolution ARG/gas 32/09 which postponed to some unspecified future date the effectiveness of Section III of resolution 40/04 on the methods of carrying out documentary checks on the safety of modified or reactivated systems.

TRANSPORT OF NATURAL GAS

Tariffs

Resolution ARG/gas 64/09 changed for method of determining the QTI (the component relating to the transport service), so as to take account of the six new territorial ambits foreseen in the Integrated Text for the Regulation of Tariffs for the distribution and measurement of natural gas for the period 2009-2012 (RTDG). The QTI is to be calculated for each tariff ambit as defined by resolution ARG/gas 159/08.

With resolution ARG/gas 184/09 the AEEG defined the criteria for the determination of tariffs for natural gas transport, dispatch and measurement for the third regulatory period (2010-2013) based on the calendar year. Criteria very similar to those used in the previous regulation period lead to a return on net capital employed of 6.4% for transport and dispatching and a return of 6.9% for the measurement activity.

In particular, a single transitional measurement fee was introduced nation-wide. The tariffs for 2010 were approved with resolution ARG/gas 198/09.

Quality

With resolution ARG/gas 141/09 the Authority approved part 1 of the Code of Regulations for the Quality and Tariffs of the natural gas transport and storage services, relating to the regulation of the quality of the transport service for the period January 1, 2010-December 31, 2013 (RQTG).

On the basis of the matters laid down for the distribution service by resolution ARG/gas 120/08, the RQTG defines the indicators and obligations of safety and continuity of the transport service and the indicators and obligations to provide a service of commercial quality with respect to specific and general levels. From January 1, 2010 all transport companies that operate national or regional natural gas transport networks are subject to the regulations contained in the RQTG.

DISTRIBUTION OF ELECTRICITY

Tariff regime of the distribution service

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A 2008-2011.

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.

In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution

ARG/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;

as regards the portion of the tariff components designed to cover operating expenses, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);

with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.

These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.

companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).

With resolution ARG/elt 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution 292/06.

Specific company equalisation

With resolution ARG/elt 87/09 the AEEG laid down a number of instructions for the Equalisation Fund in matters of advance payments on the amount of specific company equalisation (SCE) for the years 2008, 2009, 2010 and 2011 for which the SCE mechanism has not yet been activated.

The Electricity Equalisation Fund will pay the distribution companies admitted to the SCE mechanism during the period 2004-2007 amounts by way of advances, subject to adjustment, for the SCE relating to the years 2008, 2009, 2010 and 2011, to the extent of 80% of the definitive SCE awarded for 2006 and subsequent years.

The amounts will be paid to the beneficiary firms by June 30 of the year after the one to which the advance relates.

With resolution ARG/elt 172/09 the Authority updated the specific company correction factor (CSA) which is needed to calculate the amount of specific company equalisation given for 2007. This is the last amount to be determined for the second regulatory period 2004-2007.

For A2A Reti Elettriche S.p.A. (Brescia) this coefficient is 0.0981. For A2A Reti Elettriche S.p.A. (Milan) the coefficient is 0.0859 (in line with previous years).

Service quality and continuity

With resolution ARG/elt no. 17/09, the Authority made obligatory for distribution and sale companies a series of initiatives to promote the upgrade of medium tension user systems.

With resolution ARG/elt 76/09, the Authority changed the statistical method (known as PCP, for Periods of Perturbed Conditions) for the attribution of force majeur as the cause of blackouts brought about by events of particular intensity and duration as foreseen in the Integrated Text on the Quality of Electricity (ITQE).

The changes made to the method involve recalculating the trend levels of reference defined by resolution ARG/elt 168/08, and deferring the deadlines for calculating the continuity recoveries relating to 2008. The continuity recoveries for 2008 will be determined and published by the Authority by March 31, 2010.

With resolution VIS 84/09 the Authority closed the proceeding initiated in 2005 with resolution 208/05, for the possible adoption against AEM Elettricità (now A2A Reti Elettriche S.p.A.), of prescriptive provisions to protect Becromal in connection with the dispute that arose between the two companies regarding the distribution of electricity to Becromal's industrial plant.

As a result of what emerged from the investigation carried out by the Authorities during the years, the Authority decided that there were not the conditions to take such measures against the distributor in accordance with art. 2.20.d) of Law 481/95.

Aggregation of electricity measurements for dispatching purposes

With resolution ARG/elt 74/09 the AEEG extended to 2010 Terna's use of the distributors' work on the measurement aggregation service, reducing the fees envisaged for this activity from July 2009.

Electricity measurement

With resolution ARG/ELT 190/09 the Authority reviewed the incentive mechanism according to resolution 292/06 for distributors of electricity to use electronic measuring devices for the recognition of low-tension customers involved in blackouts.
Alongside the "full" incentive initially foreseen in resolution 292/06 for distributors able to use electronic measuring devices (used for 85% of low-tension points of withdrawal) to recognise low-tension end-customers involved in blackouts at December 31, 2009, the Authority decided to offer a different, lower incentive (the "reduced" incentive) for all distributors that are able to reach the same result as per art. 12 of resolution 292/06 within the next year (at December 31, 2010).
The reduced incentive could also be requested by those companies that had already applied for the full incentive, asking the Authority by the March 31, 2010 deadline.
The procedure for checking on operators that have applied for these incentives as per resolution 292/06 is currently under consultation. The checks (which involve all applicants) will continue for the whole of the third regulatory period and in the case of a negative outcome will lead to the withdrawal of any incentives that have been paid.

On-the-spot exchange

With resolution ARG/elt 186/09, as foreseen under the Development Law, the Authority amended the rules for on-the-spot exchange to permit the use of this method of selling the power produced by renewable sources in cases where the point of injection does not coincide with the point of withdrawal of the electricity, for towns with up to 200,000 inhabitants.

RULES COMMON TO THE POWER AND GAS SECTORS

Energy efficiency

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

The unit tariff grant recognized for each year (t+1) obligatory after 2008 is to be defined by the Authority by November 30 of the previous year (t).

The tariff grant recognised for achieving certain energy savings objectives for the year 2009, laid down in resolution EEN 36/08, is worth 88.92 €/ton of oil equivalent (toe).

Payment of the tariff grant for 2008 objectives

With resolution EEN 24/09, following verification that the distributors had achieved the energy savings in 2008 as required, the Authority identified the distributors that had achieved the objectives and gave instructions to the Electricity Sector Equalisation Fund to pay the total annual tariff grant owing to each obliged distributor for 2008 within 30 days of the date of receiving the resolution.

In accordance with art. 2.1 of resolution 345/07, the amount of the unit tariff grant for the costs incurred by obliged distributors in achieving the objective of primary energy savings given to them for 2008 is 100.00 euro per ton of oil equivalent saved.

A2A Reti Elettriche S.p.A. and A2A Reti Gas S.p.A. complied in full with their energy saving obligations for 2008. The amount recognized to these companies is shown below:

Distributor	To be paid from the energy efficiency account in the electricity sector (euro) To be paid from the	energy efficiency account in the natural gas sector (euro)
A2A Reti Elettriche S.p.A.	4,840,200	582,300
A2A Reti Gas S.p.A.	3,550,000	2,251,000

Energy savings objectives for the year 2009

With resolution EEN no. 35/08 and subsequent amendments, the Authority determined the specific objectives for primary energy savings in the year 2009 for each of the electricity and natural gas distributors.

The objectives laid down for the distribution companies of the A2A Group, based on the data transmitted in accordance with resolution no. 344/07, are as follows:

- A2A Reti Gas S.p.A: 86,950 toe;
- A2A Reti Elettriche S.p.A.: 79,349 toe.

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the various sectors.

To this end, the activities subject to unbundling have been given decision-making and organisational autonomy by assigning the administration to an "Independent Manager".

With resolution ARG/com 145/09 the Authority launched a procedure to draw up provisions following changes in the legislative framework as a result of recent pronouncements of jurisprudence relating to the instructions on functional unbundling. It published a consultation document to agree with operators the changes to be made to the instructions, which were adopted by resolution 11/07 and Appendix A to it (TIU).

The provision in question has not yet been issued. Note that all group companies met the deadline for filing their separate financial statements for 2008 by activity and segment, as required by resolution 11/07.

INTEGRATED WATER SERVICE

Following an appeal by the Presidency of the Council of Ministers against Lombardy Regional Law 26 of December 21, 2003 "Regulations governing local services of general economic interest. Rules on waste management, energy, use of underground resources and water" (and subsequent amendments), the Constitutional Court declared art. 49.1 of the law illegitimate, as it permits the uncoordinated unbundling of network management and the provision of the integrated water service, thereby violating the state's competence in fundamental functions of municipalities, in conflict with the rules contained in decree 152 of April 3, 2006.

With reference to the sentence of the Constitutional Court 335/08 on the water purification tariff, the Environment Ministry issued a decree on September 30, 2009 entitled "Identification of the criteria and parameters for the restitution to users of the quota not due for the purification service". This decree defines the methods of restitution of the purification tariff for users connected to the sewage system without access to the purification service in implementation of art. 8-sexies, para. 4 of Law 13 of February 27, 2009 (law passed after sentence 335/2008 of the Constitutional Court).

Brescia O.T.A.

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under art. 31 of Decree 267/2000 and subsequent amendments.

On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

At the beginning of 2009 the Lombardy Region approved Law 1/09 entitled "Amendments to the General Provisions for the Integrated Water Service as per Regional Law 26/03" published in the Official Bulletin of the Lombardy Region on January 2009. This rule was impugned by the Council of Ministers before the Constitutional Court for the parts regarding the determination of tariffs and verification of the ambit plans, alleging that the rules were in contrast with the provisions of the Environment Code, which reserves these functions exclusively to the State.

With resolution 2/09 of May 8, the Consortium General Meeting approved the "Regulations governing the Integrated Water Service", with effect from June 1, 2009. With resolution 3/09 the Consortium General Meeting approved the "Integrated Water Service Charter" which came into effect from June 1, 2009, superseding all other regulations previously applied by water service operators.

In June, the AATO announced that the Board of Directors had given its definitive approval to the integrated water service investment plan for 2009.



Bergamo O.T.A.

Art. 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorised this protection up until December 31, 2010 for management of the water service only in the City of Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026. The cessation of all operations in the other 32 municipalities from January 1, 2007 was also announced. BAS SII S.p.A. impugned the measure. In the meantime, it was decided not to take any action with regard to taking over the role of single operator of the OTA and to continue providing the service to ensure continuity of supply until such time that the appeal is accepted, as is probable.

At present, BAS SII is operating within its own catchment area:

- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with maintenance investments;

- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements according to the programme as per art. 141 of Law 388/2000 approved by the Provincial Administration with resolution G.P. no. 726 of December 23, 2001.

On March 26, 2009, the Official Gazette no. 71 published CIPE resolution no. 117 of December 18, 2008, which provides for the possibility for operators under the transitional systems of aqueduct, sewer and water purification services to ask for:

- a tariff increase up to a maximum of 5% to compensate for inflation during the years from 2003 to 2007;
- a subsequent increase for 2008 running from July 1, 2009 using the price-cap method;
- a similar increase to that of 2008 for 2009 running from July 1, 2010.

BAS-SII S.p.A. filed a request for a percentage increase in tariffs of 5% for the years from 2003 to 2007 and of 2.731% for 2008.



Quantitative data

	12 31 2009	12 31 2008	Changes	% 2009/2008
Electricity distributed (GWh)	11,321	12,160	(839)	(6.9%)
Gas distributed (Mcm)	2,049	1,859	190	10.2%
Gas transported (Mcm)	373	380	(7)	(1.8%)
Water distributed (Mcm)	102	85	17	20.0%

Electricity distributed in 2009 was 11,321 GWh, a decrease (-6.9%) compared with last year principally due to the reduction in consumption of industrial customers, in line with the decline at national level.

The quantities of gas distributed came to 2,049 Mcm, 10.2% up on last year because of the low temperatures during the winter, which affected the demand for gas for heating purposes, and the contribution made by the Aspem Group (acquired in January 2009).

The amount of gas transported came to 373 Mcm, substantially in line with December 2008. The volumes of water distributed amounts to 102 Mcm, a growth of 20% from 85 Mcm in 2008. This increase is mainly due to the contribution the Aspem Group. Net of this contribution, the quantities of water distributed show a slight decrease on last year (-2%).

Income statement

Millions of euro	12 31 2009	12 31 2008	Changes
Revenues	558	583	(25)
Gross operating income - EBITDA	227	275	(48)
% of revenues	40.7%	47.2%	
Depreciation, amortization and provisions	(123)	(136)	13
Net operating income - EBIT	104	139	(35)
% of revenues	18.6%	23.8%	
Capital expenditure	142	139	3

In 2009, the Networks Sector had revenues of 558 million euro, with a decrease of 25 million euro on the previous year, and a gross operating income of 227 million euro (275 million euro in 2008).

The Gas sector recorded revenues amounting to 179 million euro, up 17 million euro compared with last year. This increase is attributable to the contribution of the Aspem Group (acquired in January 2009) and to the higher distribution revenues under the new tariff dispositions (resolution ARG/gas 159/08). These dispositions provide that the revenues recognised for the distribution service, unlike those foreseen in 2008, no longer depend on the volumes distributed, but are defined on an annual basis with a view to covering recognised fixed costs, depreciation and capital remuneration.

Gross operating income came in at 83 million euro, slightly up (+1.5 million euro) on 2008. The positive effect deriving from the increase in distribution revenues has been partly offset by recording items pertaining the previous year.

The electricity segment shows a decline in revenues and in gross operating income amounting to 43 million euro mainly due to non-recurring items. The 2008 result had, in fact, benefited from recognition by the Authority for Electricity and Gas of the specific company equalisation amount to cover the actual costs incurred by the company during the period 2004-2007.

Gross profit from operations of the water sector, amounting to 17 million euro, has fallen compared with 2008 (24 million euro). The effect of higher volumes following the acquisition


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MIGLIA

of new municipalities and the consolidation of the Aspem Group has been more than offset, in terms of margins, by lower revenues from connection contributions because of the reduction in fees from the Optimal Territorial Ambit (OTA) and by recording items related to previous years

Depreciation, amortization and provisions amounted to 123 million euro, 13 million euro down compared with the previous year

As a result of these changes, the net operating income (EBIT) amounts to 104 million euro (139 million euro at December 31, 2008).

Capital expenditure for the year amounted to 142 million euro and referred to:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, maintaining secondary cabins, expansion and refurbishment of the medium and low voltage network, installation of new electronic meters and maintenance and upgrading of primary plants (78 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure pipes and meters (35 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (29 million euro).



Note that the acquisition of the Aspem Group entailed an increase in fixed assets of 4 million euro.


A2A è con tutti gli Alpini
a2a

Other Services and Corporate Sector

The following is a brief description of the activities carried on by this sector:

- **Corporate** ([2]): supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts.
- **Other services:** activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

Other Services and Corporate Sector	Consolidated companies of the A2A Group
Other services Corporate	• Selene • A2A Servizi al Cliente • Aspem S.p.A.

(2) This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

Income statement

Millions of euro	12 31 2009	12 31 2008	Changes
Revenues	271	262	9
Gross operating income - EBITDA	(24)	(27)	3
% of revenues	(8.9%)	(10.3%)	
Depreciation, amortization and provisions	(23)	(37)	14
Net operating income - EBIT	(47)	(64)	17
% of revenues	(17.3%)	(24.4%)	
Capital expenditure	24	59	(35)

In the year under review, Other Services and Corporate Sector reported revenues of 271 million euro and a negative gross operating income of 24 million euro..

Net of depreciation, amortization and provisions, net operating income is negative for 47 million euro.



Capital expenditure of the year, amounting to 24 million euro, mainly involved work on the information system (16 million euro) and on buildings (3.7 million euro)



Human resources and industrial relations

At December 31, 2009 the Group had 9,110 employees. Note that, compared with December 31, 2008 the total number of Group employees includes those of the Aspem Group (from January 1, 2009) and those of A2A Produzione S.r.l. (from July 1, 2009). This change in the scope of consolidation led to an increase of 556 in the number of employees.

New hires were 429, the majority in the AMSA Group (190), in Partenope Ambiente (76), in A2A Holding (40), in Aprica (40) and in the Ecodeco Group (14).



Labour cost has gone up by around 6% compared with 2008, mainly because of collective contractual wage rises and because of the obligatory elimination of the exemption from involuntary unemployment contributions from January 1, 2009.

The following trade union procedures were carried out during the year relating to the transfer of business units for the production and management of heat, from A2A S.p.A. to A2A Calore & Servizi S.r.l.;

- the spin-off of the heat business from AEM Gas S.p.A. to its affiliate A2A Calore & Servizi S.r.l.;
- the merger of ASM Elettricità S.r.l. with AEM Elettricità S.p.A.., which after the merger changed its name to A2A Reti Elettriche S.p.A.;
- the merger of ASM Reti S.p.A. with AEM Distribuzione Gas S.p.A., which after the merger changed its name to A2A Reti Gas S.p.A.;
- the merger of ASM Energy S.r.l. with A2A Trading S.p.A.;
- the merger of ASM Calore & Servizi S.r.l. in A2A Calore & Servizi S.r.l.;
- the transfer to A2A Produzione S.r.l. of the employees of the former E.ON Produzione S.p.A. (Monfalcone plant, Mestre technical services and hydroelectric nucleus in Calabria); the transfer of the Brescia waste-to-energy plant from A2A S.p.A. to Aprica S.p.A.; the transfer of corporate activities from Ecodeco S.r.l. to the parent company A2A S.p.A.; the transfer of ICT activities from the subsidiaries Selene S.p.A. and AMSA S.p.A. to E-Utile;

- the incorporation of A2A Servizi alla Distribuzione S.p.A. and simultaneous acquisition of the activities relating to metering and billing from A2A S.p.A., A2A Reti Elettriche S.p.A. and A2A Servizi al Cliente S.r.l.;
- the incorporation of A2A Logistica S.p.A. and simultaneous acquisition of the activities relating to the management of materials, logistics and warehouses of Milan, Bergamo and Brescia from A2A S.p.A. and A2A Reti Elettriche S.p.A.;
- the merger of Aprica Studi s.r.l. with A2A Calore e Servizi S.r.l.;
- the merger of Tidonenergie S.r.l. with Asmea S.r.l..

Discussions with the trade unions also concerned topics related to the above procedures and other important questions: work organisation, hiring levels, flexibility of working hours, bonuses based on results and participation, contractual simplification and harmonisation.

Technical training has also been stepped up considerably to comply with legal requirements for safety in the workplace (D.Lgs 231/2001), application of the new quality standards and the introduction of new IT technologies. In total, training involved 4,562 participants for a total of some 41,812 man/hours.



As regards General Services, restoration work was carried out on various buildings and technological plants of the Group. The works performed on the buildings owned by the Group concerned their structural conservation (facade restoration, roof repairs, window replacement, improved use of space, etc.); improvements have also been made to the heating and electricity systems.



Corporate Social Responsibility

The creation of the A2A Group is also aimed at:

- reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources,
- create additional value in businesses such as gas, electricity, environmental services (e.g. waste-to-energy, treatment and disposal) and energy services for the territory (such as district heating and energy management),
- take on the role of an aggregating hub for small and medium sized entities in the energy and environmental field located in adjacent areas given that, in a context of growing competition and potential compression of operating margins, aggregation has been the solution to guarantee sustainable development in the Group's home territory.

The A2A Group has included Sustainability as one of its five key values, so as to highlight its attention and sense of responsibility to the impact that corporate decisions have on the environment and the community.

So in line with these values, the Group is continuing with its "Sustainability Project" with a view to providing support to top management in defining Group policy in questions of sustainability and to propose suitable application tools, including the Sustainability Report.

It is precisely through the Sustainability Report that the Group intends to communicate with the maximum transparency as part of an integrated system of corporate governance the policies and commitments that it has taken on with respect to each category of stakeholder.

The most significant results achieved recently can be summarised as follows:

- the installation of flue-gas desulphurization wet (or FGD wet) equipment at the Monfalcone plant to reduce CO_2 emissions by the coal-fuelled No. 1 and 2 Units.
- the adoption of this technology also permits a significant additional reduction in emissions with an efficiency rate of more than 92%;

- stoppage of the heavy oil-fed units at the Monfalcone plant in accordance with the municipal administration. The closure of the two fuel-oil units eliminates one of the main sources of atmospheric emissions in the area;
- works were completed on the modernisation of the heating plants and refurbishing of A2A's district heating network in the densely populated San Siro and Comasina neighbourhoods: thanks to this project, A2A is bringing "clean heat" to more than 10,000 Milanese families, with significant environmental benefits for the city thanks to a drastic reduction in Co2 emissions;
- successful testing of an industrial process that permits reuse of residual sodium products (RSP) from the sleeve filters of the plant that neutralises the fumes produced by the Silla 2 waste-to-energy plant. In this way it is possible to recover as a raw material more than 80% of the 6,000 tons/year of RSP produced in this plant, leaving just over 10% to be disposed of;
- A2A received the "CEEP-CSR Label", a European prize for Corporate Social Responsibility: leading European experts in the field of CSR gave recognition to A2A's efforts to integrate social and environmental rules into its own activities on a voluntary basis;



- Aprica S.p.A., a Group company, was mentioned by the Foundation for Sustainable Development for its innovative street dust recovery plant. This plant makes it possible to reduce the waste produced by street sweeping that would normally be put in a landfill by more than 60%, obtaining UNI EN quality certified building materials. The plant limits the use of landfills, on the one hand, and the volume of sand and gravel taken from new quarries on the other;
- A2A was mentioned as part of the "Innovation, friend of the environment prize" for its project "The development of district heating: the use of heat pumps connected to the water-bearing stratum";
- developed the protection of fishing in the rivers of the Upper Valtellina, seeding them with 41,000 brown trout and 1,500 adult rainbow trout
- Amsa began using a plant for the treatment of street-sweeping waste which recovers the inert fractions contained in it, disposing of or incinerating only that portion that cannot be otherwise reused (mixed and organic waste). The process makes it possible to intercept 80-90% of the fractions that can be reused, producing recoverable inert material (sand and gravel) with characteristics that comply with the UNI standards for use in construction. It also makes it possible to reuse 75% of the water used in the process;
- After the recent earthquake in Abruzzo, A2A's Volunteer Civil Protection Unit, in coordination with the Lombardy Region's Crisis Centre, sent a group of voluntary technicians who are expert in repairing power lines, gas pipes and water ducts.
- The tasks performed by the 30 A2A operators mainly involved installing power lines in the refugee camps;

- A massive campaign was launched to make households more aware of the need to save energy by promoting low consumption devices.
- The campaign involved distributing around 516,000 free ecokits with guidelines on how to avoid wasting energy in the home;
- a protocol of reconciliation with consumer associations was introduced, creating a simple, rapid and innovative tool for settling disputes with customers.

We would also point out that:

- the A2A Group has never been declared guilty for damage to the environment;
- the A2A Group has never paid fines or suffered penalties for environmental crimes or damage;


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Innovation, research and development

The A2A Group's Environmental Quality and Safety Policy and the Charter of Values emphasise innovation, by adopting new technologies, research and development in the production and provision of corporate services as objectives that have to guide the investment decisions and day-to-day activities of all employees.

Some of the more important activities carried on by the A2A Group, some in collaboration with universities and other public and private institutions, are as follows:



The Plan for the development of district heating in the City of Milan

Also being prepared is the "Plan for the development of district heating in the City of Milan".

The Plan is an integral part of the agreement stipulated on May 28, 2007, by the Mayor of Milan and the Chairman of the AEM Group, now A2A, called "Framework Agreement between the Municipality of Milan and AEM for energy diversification in the municipal territory by promoting district heating". The protocol of understanding is a tool to implement the A2A Group's business plan, one of its priority objectives being to spread the use of urban district heating, which is also in line with the Milan's policy of sustainable development. The objective of the Plan is to expand the area reached by this service by connecting new users to the existing district heating network and to build new systems, while at the same time achieving a significant reduction in polluting emissions deriving from the energy requirement for heating, to improve the quality of the air in the environment. To this end, the Plan foresees that the new district heating systems will be fed by production systems based on innovative technologies with high standards of efficiency and environmental performance, such as the recovery of waste heat from processes already present in the territory (WTH incinerators), high-yield cogeneration and large dimension heat pumps that use water taken from the first water table (i.e. a renewable source) for the heat exchange. The Plan also envisages a progressive integration of the networks, which will foster an even more efficient use of the available resources.

In order to reach the objectives set by the Agreement, the Plan can be periodically updated to the administrative, town planning and environmental scenarios that develop on the territory within which it is inserted or as a result of new restrictions and/or opportunities of a technical/economic nature as they arise.

As of today, the Plan envisages an increase of another 360,000 inhabitants equivalent by 2012 (corresponding to an increase in installed thermal power of 720 MW) compared with the 130,000 inhabitants equivalent served in 2007 (equal to 250 MW of installed thermal power). Another target set by the Plan for 2015 provides for a total increase of 600,000 inhabitants equivalent connected to the district heating service for additional installed thermal power of 1,200 MW.

Reaching the intermediate objectives set by the Plan is constantly monitored. At December 31, 2009, the overall extent of the district heating in the Municipality of Milan was 86 km of network (+39% on 2008) and 670 user substations installed (+63%) for a total power installed with users of 455 MWt (+21%). The number of inhabitants equivalent that use the district heating service is put at around 230,000.

The more significant activities carried on in 2009 that made it possible to reach these objectives include the following: further expansion of the existing district heating networks of Famagosta, Figino and Tecnocity; gradual extension of the network fed by the new Canavese plant, which was started up in 2007; renovation works on the district heating networks of the ALER, Comasina and Selinunte neighbourhoods, the latter is being connected with the network fed by the AMSA waste-to-energy plant of Figino; construction of a thermal plant in the Adriano neighbourhood and of the network to be connected with it.

The activities carried on at the production plants include the completion of the works consisting of the water withdrawal and restitution wells for the functioning of the large heat pump (15 MW) installed at the new Canavese plant. The use of the electrically driven heat pump makes it possible to produce thermal energy effectively and without direct emissions of pollutants into the atmosphere, exploiting around two-thirds of the renewable heat contained in the water-bearing stratum. A similar heat pump is being installed at the Famagosta plant.

The table shows the energy and environmental benefits that can be achieved by implementing this Plan.

Plan for the Development of District Heating in the City of Milan - Estimates of the energy and environmental benefits

Plan for the Development of District Heating in the City of Milan - Estimates of the energy and environmental benefits

	District heating plan (2009)
Real connected thermal power [MWt]	**1,200**
Equivalent inhabitants served [no.]	**600,000**
Deadline	**2015**
Reduction in fuel consumption [GWh/year]	**(413)**
Reduction in emissions [tonnes/year]	
NOx	(268)
SO_2	(408)
PM10	(23)
CO_2	163,384

Research into the development of secondary energy basins

The tender entitled "Invitation to present Project Ideas in connection with the Strategic Plans foreseen by the PNR 2005-2007" split into 12 themes, was published by Ministerial Decree. On September 30, 2005 Ecodeco, together with 14 universities and research institutes, presented a Project Idea on theme 12 "Energy Saving and Distributed Microgeneration" entitled "Energy saving with the enhancement of Secondary Energy Basins as the distributed energy source. A Secondary Energy Source consists of the energy contained in the Residual Fraction of Urban Waste produced in the territory, which feeds it continuously in the same way that the rain feeds a hydroelectric basin." Ecodeco's Project Idea was approved by Decree of the Minister for Education, Universities and Research no. 242/Ric./2006 on February 9, 2006 with an invitation to present an executive plan. Ecodeco, as the proposer, presented its executive plan for industrial research on March 31, 2006, while the basic research project was presented by Milano Bicocca University. Six basic research projects were approved on February 21, 2007 by Ministerial Decree prot. no. 234/Ric./2007 and six industrial research projects were approved by Managerial Decree of the Ministry of Education, Universities and Research no. 369 on March 13, 2007. One of the executive projects approved was the one presented by Ecodeco, admitting it to benefits for both research and development (1.4 million euro) and industrial research (6.3 million euro).

The basic research project, which runs from July 2007 to July 2010, involves 14 universities and research institutes and concerns the definition of the basic components and maximum objectives that could theoretically be achieved by the model for a system to enhance secondary basins. Very interesting results have already been achieved by the basic research project.

The industrial research project, which lasts from July 2006 to June 2010, is split into two main areas: Waste & Power and Natural Energy from Waste.

Waste & Power (burning waste and non-traditional fuels) the project proposes an innovative approach, which consists of considering the furnace-boiler system as an integral part of the fume treatment line with emissions that are already reduced from the start. The main topics are as follows: a) the containment of NOx emissions by controlling the burning parameters, b) the neutralisation of fumes at high temperatures in the combustion chamber, c) the thermal reduction of NOx in the combustion chamber with basic reagents, d) the study of experimental super-heaters that make it possible to increase the temperature of the steam produced, improving the efficiency that can be achieved as a result, e) the study of boiler cleaning systems, f) a study for the containment of PM10 and PM2.5 emissions by applying fibre or "absolute" filtering system to waste combustion systems, g) the development of systems for the treatment of incineration waste enabling it to be reused. Results to date are very encouraging: for example, the possibility of neutralising the acidity of fumes already in the combustion chamber or reducing the level of PM10/PM2.5 dust, which confirm the validity of the approach and of the various project ideas.



Natural Energy from Waste (NEW): the basic idea is to separate the dried biomass obtained from the treatment of urban solid waste through the Biocubi® process into a non-degradable fraction with a high energy potential (which can be used in cement production) and a slow degradable fraction that can be used in Activatable Bioreactors to produce biogas in a controlled, high yield manner.. Object of the research are: a) new systems for separating the dried biomass, b) new more precise and reliable fuel feed systems for cement plants, c) management of the Activatable Bioreactor®, in particular improvements in the processes of activation, captation and processing of the biogas, design of systems for the treatment and heating of the leachate so that it can be recycled, increase in the production of energy from the combustion of biogas and improvements in the treatment of fumes emitted by the engines. Particularly interesting results are being obtained by the separation systems, which make it possible to achieve very high levels of separation and recovery, by the development of innovative software for regulating the aspiration capacity, by the creation of a system for the continuous analysis of the polluting elements contained in the biogas, and by the study of innovative catalytic systems for the removal of volatile organic compounds (VOCs) from the engine fumes. This area of research is also confirming the validity of the approach initially taken.

(1) an innovative, patented process designed to dry urban solid waste and convert into dried biomass in Intelligent Transfer Stations (ITS)

Renewables

The production of electricity from renewable sources (rainfall, waste-to-energy, biogas, solar) in 2009 came to around 30%, reflecting the attention that the A2A Group is giving to the development of renewables.

Moreover, the electricity produced by burning waste came to around 13% of the total energy generated by the Group, with thermal energy accounting for 39%.

The attention given to renewables is also reflected in the sale during 2008 of 87 million kWh of electricity certified as having been produced from renewables.

Work group on the prevention and reduction of urban and other waste

The Work Group consists of the company Aprica, the Institute of Energy Source Economics (Bocconi University), the Department of Industrial Design, Arts, Communications and Fashion (Milan Polytechnic), the Research Centre for the Environment and Sustainable Development of Lombardy (Sacred Heart Catholic University) and the Italian Environment Association. It has identified concrete proposals for an inversion in the trend in the rising volumes of urban waste. The validity of the project has been recognised by the Lombardy Region, which is co-financing the continuation of the studies with a view to proposing the measures identified by the Work Group as good practices that Lombard municipalities are recommended to follow.



Street dust washing plant

Aprica has carried out a feasibility study and a plant to reduce the amount of waste from street-sweeping to be disposed of in landfills; this type of waste represents between 5% and 10% of all undifferentiated urban waste.

The plant built in Brescia, which has a potential of around 30,000 tonnes of incoming waste per year, makes it possible to obtain certified quality materials for use in concrete and bituminous conglomerates that were previously thrown away in landfills as waste. This plant therefore not only limits the use of landfills, but also makes it possible to reduce the amount of sand and gravel taken from new quarries.

The plant implements the principles contained in EU, regional and provincial directives insofar as it envisages a reduction in the quantity of waste to be sent to landfills and makes more concrete the principle of environmental sustainability, managing to recover more than 60% of the incoming waste.

The project for a plant to recover the heavy cinders produced by waste incinerators

As part of the European "NextGenBioWaste" project, a feasibility study has been carried out in collaboration with specialist companies and Trieste University with the objective of designing a plant to recover the heavy cinders produced by waste incinerators.

This plant will make it possible to recover more than 95% of the incoming waste, most of which currently gets thrown away in landfills.

Membrane ultrafiltration at the Verziano water purifier

The ZeeWeed 500c fluctuating hollow fibre membranes installed in the new "B" line of the Verziano water purifier represents a totally innovative technology in the treatment of civil waste water, which is used in the field of "ultrafiltration".

The new membranes make it possible to reduce production costs while increasing the density of filtering surfaces per unit of volume with low energy consumption.

Permanent geoelectric monitoring system for controlled landfills

The permanent geoelectric monitoring system patented by Ecodeco involves energising the earth underneath the landfill by means of a low-power continuous-current generator, monitoring any passing of current through a series of surface electrodes arranged above the plastic membrane.

By using a specific software program, it is possible to visualise in 3D the position of any tears in the geomembrane. The monitoring system is also proposed and installed by Ecodeco at non-Group landfills as well.

Modernisation of AMSA's vehicle pool

The experimental use of electric road sweeper was concluded successfully in the first half of 2009. Another three vehicles of this type have now entered service with the Zama Department. Testing is continuing to reduce the emissions resulting from the introduction of antiparticulate filters on heavy vehicles (road sweepers) that run on biodiesel.

Moreover, having patented the "road sweeper facilitator" system, it is now possible to clean many of Milan's streets and pavements without car owners having to remove their vehicles. The system has now been improved with better ergonomics for the nozzle that has significantly reduced the weight and improved the grip.

Increase in the energy efficiency of the Silla 2 waste-to-energy plant

As regards the increase in overall energy efficiency of the Silla 2 waste-to-energy plant, a study was carried out thanks to which, with certain simple adjustments of the turbine and the existing thermal cycle, it will be possible to double the quantity of heat sold to the A2A district heating network, bringing the point of cogenerative energy efficiency of the plant (thermal + electric) to around 87% from the current 58%.

Over the useful life of the plant (estimated at 15 years) around 2,100 GWh thermal more than was originally planned will be recovered and sold.

Treatment of incinerator by-products

Amsa successfully concluded an important experimental study on the use of an innovative process for the recovery of the heavy ash (slag) produced by the Silla 2 waste-to-energy plant. From the cold and wet processing of the inert fraction of the slag (equal to around 80% of the total weight), we can obtain a product that can be used in the production of concrete as a replacement for cement (up to 20-30%). The characteristics of mechanical resistance of concrete obtained in this way are not any different from that made just with cement, but improve the chemical resistance and duration of the products over time, given that the product has characteristics similar to natural pozzuolana.



Amsa successfully tested an industrial process that permits the recovery of residual sodium products (RSP) from the sleeve filters of the plant that neutralises the fumes produced by the Silla 2 waste incinerator, which are currently treated as waste.

The exhausted RSP, suitably cleaned of heavy metals, is used to prepare a salt solution that can be used as a raw material in the production of sodium bicarbonate, the product that in turn is used to neutralise the fumes.

In this way, it will be possible to recover as a raw material more than 80% of the 6,000 tons/year of RSP produced in the Amsa plant, leaving just over 10% to be treated as waste.

Studies are still underway on a project for the re-use of the boiler and electrofilter ash of the incinerator to make prefabricated cement products.

Lastly, a project was launched to study the possible re-use of the ammonium sulphate that is produced in the process of purification of the underground water taken from the wells of the former landfill at Gerenzano. The plant should make it possible to treat the solution made with this salt, currently disposed of as a waste liquid, and to sell it as a raw material, producing 1,200 tons/year of 33% solution.



Other information

Audit of the financial statements

The separate financial statements at of A2A S.p.A. have been subjected to a full audit by PricewaterhouseCoopers S.p.A. on the basis of a nine-years appointment (2007-2015) by the shareholders' meeting. The following table summarises the fees paid for Group auditing activities during 2009, split between the main auditors, PwC, and other firms of auditors.



Description -*Thousands of euro*	Lead auditor PwC	Other auditors
A2A S.p.A.		
Audit of the financial statements	117.0	
Audit of the consolidated financial statements	43.0	
Periodic review of the accounting system	20.0	
Limited audit of the half-yearly report	43.0	
Audit of the separate annual reports for AEEG	13.0	
Other review and certification activities	–	
Total	**236.0**	
Subsidiaries		
Audit of the financial statements	438.0	
Audit of the consolidated financial statements	–	
Periodic review of the accounting system	200.0	
Audit of information sent to shareholders for consolidation, of which:		
– at year-end (full audit)	6.0	
– at June 30 (limited audit)	92.0	
Audit of the separate annual reports for AEEG	73.0	
Other review and certification activities	–	
Total	**809.0**	
Associates and Joint Ventures (1)		
Audit of information sent to shareholders for consolidation	122.0	12.0
Total	**122.0**	**12.0**
TOTAL A2A GROUP	**1,167.0**	**12.0**

(1) Fees incurred directly by A2A S.p.A..

Treasury shares

At December 31, 2009 A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. At December 31, 2009 the company does not hold treasury shares through subsidiaries, finance companies or nominees. During the year under review, 20,517,241 shares were used for the purchase of 90% of ASPEM S.p.A. on January 15, 2009.

The unit nominal value of these shares is 0.52 euro.

Personal data security code

The Planning Document on Data Security was updated on March 31, 2009 according to the provisions of Decree 196 of June 30, 2003 and subsequent amendments (the "Personal Data Security Code"). A new version will be prepared by March 31, 2010.

Secondary offices



The company does not have any secondary offices.

Related parties and the Group tax filing

Related party transactions in the consolidated financial statements are analysed in the schedules below and in Note 41 of the consolidated financial statements and Note 38 of the separate financial statements, as required by art. 2428 of the Italian Civil Code.



Investments held by members of the board of directors and the supervisory board, by general managers and by managers with strategic responsibilities

In accordance with the provisions of art. 79 of Consob Regulation 11971/1999 and subsequent amendments and integrations, the following table shows the required information for 2009, including those that in the previous year only held these positions for a fraction of the period:

Name	Company	Number of shares held at the end of the previous year	Number of shares bought	Number of shares sold	Number of shares held at the end of the year	How held
Zuccoli Giuliano	A2A S.p.A.	28,000	40,000	=	68,000	Owned
Ravanelli Renato	A2A S.p.A.	41,000	=	=	41,000	Owned
Rossetti Paolo (1)	A2A S.p.A.	58,960	=	=	58,960	Owned
Bandera Adriano (2)	A2A S.p.A.	2,000	=	=	2,000	Owned
Castelli Gianni (3)	A2A S.p.A.	10,650	9,200	=	19,850	Owned
Capra Renzo	A2A S.p.A.	386,400	=	=	386,400	Owned
Capezzuto Antonio	A2A S.p.A.	65,720	=	=	65,720	Owned
Claudio Buizza	A2A S.p.A.	=	2,500	=	2,500	Owned
Rampinelli Rota Angelo	A2A S.p.A.	48,016	=	=	48,016	Owned

(1) Of which 3,680 indirectly held through spouse (not legally separated).
(2) indirectly held through spouse (not legally separated).
(3) Of which 13,650 indirectly held through spouse (not legally separated).

***

Information on corporate governance and the ownership structure as per art. 123- bis of Decree 58/1998, as amended, is contained in a booklet "Corporate governance and the ownership structure for the year ended December 31, 2009" that is an integral part of the financial statement documentation.



Risks and uncertainties

The A2A Group started a process of risk assessment reporting, inspired to the Enterprise Risk Management method of the Committee of Sponsoring Organizations of the Treadway Commission (COSO report). The purpose is to make the business risk management an integral and systematic part of management.

In particular, A2A has defined a risk model that takes account of the Group's characteristics, its multi-business vocation and sector of appurtenance; it has also commenced a process of self-assessment of risks that directly involves management.

This process supplements the monitoring of commodity price risk already carried out by the Group. This risk is in fact governed centrally by the Parent Company with the task of managing it and monitoring its evolution.

As required by art. 2428 of the Italian Civil Code, the description below indicates the main risks and uncertainties to which the Group is exposed, considering the sectors in which it operates and the particular aspects of its business model.

Financial risks

Commodity price risk (Energy Risk Management)

Commodity price risk, i.e. the market risk linked to changes in the price of energy raw materials such as electricity, natural gas, coal, fuel oil as well as the by-products of these raw materials, is handled as part of the Risk Management function.

the rising volatility of these commodities entailed a considerable increase in the risks associated with any change in the value of the assets and of the cash flows of the companies in this sector.

Risk Management therefore has the specific objective of stabilising the cash flows generated by the asset portfolio and outstanding contracts to ensure the Group's economic and financial equilibrium.

The market risk involved in fluctuations in energy commodity prices and the exchange rates associated with them is managed centrally by means of a netting process for the entire exposure of the Group's portfolio, which is constantly monitored against a risk limit expressed in terms of economic capital.

Each year, the Management Board of A2A S.p.A. defines the commodity risk limits of the Group.

The Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.

For more information on commodity price risk and governance method please read the paragraph "Other information" in the consolidated report.



Market and rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is at a fixed rate, the interest rate risk is on the fair value.

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

A structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows.


a2a

The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%

For more information please read the paragraph "Other information" in the consolidated report.

Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at the balance sheet date more than 1.800 million euro of committed lines of credit that expire between 2011 and 2012. These lines are mainly to cover temporary liquidity requirements.

For more information please read the paragraph "Other information" in the consolidated report.



Default risk and covenants

In October 2003 and in May 2004, A2A S.p.A. issued a bond loan of nominal value 500 million euro each with a 10-year maturity. In 2009, A2A issued a bond loan totalling 1 billion euro with expiry in November 2016.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan".

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), on the IEB originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and relating to the cross currency swap with CSA ("put right" with a rating of less than BBB-).

The A2A Group has stipulated a number of committed lines of credit with various financial institutions for a total of 3,185 million euro (of which 2,970 million euro stipulated by A2A S.p.A.) which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (pari passu).

In addition, the loan of the subsidiary Abruzzoenergia S.p.A., is secured by a mortgage of up to 264 million euro

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Risks linked to the external environment

Legislative and regulatory risk

The Group operates in a highly regulated sector; so one of the risk factors of this business is the constant - and not always predictable - evolution in the legislative and regulatory context for the electricity and gas sectors, as well as for the water cycle and environmental services.

To handle these risk factors, the Group has adopted a policy of monitoring and managing legislative risk in order to mitigate the impact, to the extent possible, by maintaining various levels of control. This involves an ongoing dialogue with the institutions and with the bodies that govern and regulate the sector, active participation in the activities of trade associations and work groups set up at these same entities, as well as examining legislative changes and the decisions of the sector Authority.

It also involves an ongoing dialogue with the business units affected by legislative changes in order to assess the potential effects in full.

Of the main topics involved in the current legislative evolution, we would point out in particular:

- the rules governing large hydroelectric concessions;
- the evolution in the rules of CIP 6/92 conventions;
- the rules on the regulation of local public services, particularly in light of the amendments and integrations made to art. 23-bis of Law no. 133/08 on the duration of the transition period for current mandates, as per art. 15 of Law 166/2009.
- the evolution of the market rules on Green Certificates.

Large hydroelectric concessions

As regards the rules currently in force for the assignment of major water concessions, the 2006 Budget Law provided for a 10-year extension of all such concessions, in exchange for adequate investment in the modernisation of the installations. (This 10-year extension was based on the expiry dates laid down in art. 12.6, 7 & 8 of Decree 79/99, the "Bersani Decree"). Based on separate appeals against this measure by certain Regional Authorities, sentence 1/2008 of the Constitutional Court declared that part of the law was unconstitutional as it violated the regions power to make decisions in energy matters, which comes before that of the state. This sentence by the Court led to a situation where it was no longer possible to extend the concessions, whereas it did not entirely reinstate the rules contained in art. 12 of the Bersani Decree (paras. 3 and 5 remain abrogated, para. 2 has been abrogated and para. 1 has been replaced by the first part of art. 1.483 of the 2006 Budget Law). According to the sentence of the Constitutional Court, the determination of the tender parameters (minimum organisational and financial requisites; parameters for the increase in power and energy generated) by the Ministry for Economic Development will also have to provide for adequate involvement of the Regions, which can be achieved through the Joint Conference. Seeing as there is no longer sufficient time to hold competitive tenders for the large concessions that are due to expire on December 31, 2010 (based on the current rules, the tender has to be executed at least 5 years before the expiry of the existing concession), it is to be hoped that Parliament - respecting both regional competences and the fundamental principles that have to apply to any all-embracing rules on energy production - will rapidly define the mechanisms for assigning the concessions, inevitably accompanied by another postponement of the deadline for a limited period of time to allow the tender to take place.



Evolution of the CIP 6/92 rules

The "Development Law" establishes that it is up to the Ministry for Economic Development to define the criteria for the annual update of the Avoided Fuel Cost (AFC) and that mechanisms are proposed to producers for the advance resolution of the CIP 6/92 conventions in order to reduce the costs of maintaining these special arrangements.

This regulation was introduced by a decree dated 2 December 2009, which will apply solely to plants fed by process or residual fuels or by energy recoveries, or similar types fed by fossil fuels.

Plants fed by renewable sources and by waste are excluded from these categories for the time being. For these, a section of the Development Law will be implemented with methods to be defined after further assessment by GSE, the Ministry for Economic Development and the AEEG.

Based on the text of art. 4 of the decree, the fee recognised in the case of advance cancellation for plants that use process or residual fuels or energy recoveries will depend on the Avoided Plant Cost, and will not discount the Avoided Cost of Maintenance, Running and Overheads, nor the Avoided Fuel Cost.



No rules have been established for the incentive element of the energy selling price recognised under the CIP 6 regime.

The regulation of local public services

Following promulgation of the Decree Law on EC obligations, particularly art. 15 which again change the instructions given in art. 23-bis of Law 133/08, the Government is currently working on the implementation rules for the provisions of this article, in execution of the mandate granted by para. 10 of the said art. 23 bis.

Among the principal novelties introduced by the Decree Law on EC obligations, one that is worth noting is the amendment to the rules on the transitional period during which will remain in force the current mandated operations not deriving from public procedures, according to which:

a) mandated operations outstanding at August 22, 2008 granted in accordance with the so-called "in-house" EC rules will come to an end on December 31, 2011, without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate. They will come to an end at the deadline of the service contract on condition that the administrations cede at least 40% of the capital by December 31, 2011 according to the methods laid down in para. 2b);
b) in the case of operations mandated directly to public-private partnerships, if the choice of partner took place by means of competitive public procedures in compliance with the principles laid down in para. 2b), but which at the same time did not have the quality of partner and the attribution of the operating tasks connected with management of the

service, such mandates come to an end on December 31, 2011 without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate;

c) in the case of operations mandated directly to public-private partnerships, if the choice of partner took place by means of competitive public procedures in compliance with the principles laid down in para. 2a), which at the same time did have the quality of partner and the attribution of the operating tasks connected with management of the service, such mandates come to an end on the expiry date foreseen in the service contract;
d) direct mandates approved as of October 1, 2003 and given to companies with public sector participation, already listed on the stock exchange as of that date and those controlled by them pursuant to art. 2359 of the Italian Civil Code, come to an end on the expiry date foreseen in the service contract, on condition that the public participation is reduced, also gradually, by means of public procedures or forms of private placement with qualified investors or industrial operators, to not more than 40% by June 30, 2013 and 30% by December 31, 2015; otherwise, the mandates will come to an end on June 30, 2013 and December 31, 2015 without any need for a specific decision on the part of the entity that gave the mandate;
e) mandated operations that do not match these circumstances will in any case come to an end by and not beyond December 31, 2010, without any need for a specific decision on the part of the entity that gave the mandate.



The Decree Law on EC obligations also changed the forms of mandated public services. It delimited the ambit of application of the rules laid down in art. 23-bis and established further rules for gas distribution.

The limitation of the objective ambit of application had already been partially introduced by Law no. 99/2009 (the so-called "Development Law", containing Instructions for the development and internationalisation of companies, and on energy matters), in force from August, which introduced another amendment to art. 23-bis, designed to maintain the provisions of Decree 164/2000 for the gas sector and art. 46-bis (Instructions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007 on the distribution of natural gas

Based on this amendment, the minimum territorial ambits mentioned in paragraph 2 of art. 46-bis are determined by the Minister for Economic Development together with the Minister for Relations with the Regions, after hearing the opinion of the Joint Conference as per art. 8 of Decree 281/1997 and subsequent amendments, and the Authority for Electricity and Gas, also taking account of the interconnections of the distribution networks and with reference to the specific characteristics of the various territories and the number of end-customers living there. In order to ensure that the gas distribution system is as rational as possible, the law introduced a limit by which the ambit cannot, in any case, be smaller than the territory of the municipality.

The Decree Law on EC obligations completed these instructions by establishing December 31, 2012 as the final deadline for determining these territorial ambits, excluding the electricity market, municipal pharmacies and regional railway transport from the ambit of application of the law.

These rules could expose the Group to the risk of non renewal of one or more concessions currently held in its territorial ambits.

This matter does not have any impact on the 2009 financial statements as the Company preferred to maintain the same accounting treatment of the concessions subject to renewal, given that the legislative framework is still being decided.

Evolution of the market rules on Green Certificates

With a view to protecting the acquired rights of plant owners, the "Development Law" proposes a one year extension for the December 31, 2008 deadline for art. 14 of Decree 20/07 for the introduction of cogeneration plants combined with district heating network for the purpose of issuing Green Certificates for subsidised energy in accordance with art. 1, para. 71, of the Marzano Law 239 of August 23, 2004, on "Reform of the energy sector, as well as a mandate for the Government to reform the current rules on energy" (hereafter, the "Marzano Law").

Based on the reform of the market for Green Certificates contained in the Development Law, in force from 2011 (then prolonged for another year) the calculation of the obligatory quota of energy produced from renewables will no longer be carried out on the output, but on the energy used. In order to make the renewables incentive system more efficient, the obligation mentioned in art. 11.1 of the Bersani Decree has been transferred to those that sign one or more withdrawal dispatching contracts with Terna under resolution AEEG 111/06. It is not all clear how it will be established what the source was of the energy used by these operators for delivery to the end-customers. The rule also requires a implementation decree from the Ministry of Economic Development, though the terms have now expired.

Green Certificates will also be granted to plants that generate electricity by means of steam coming from processes of industrial cooling.

Further elements of regulatory change that could potentially have an impact on the Group's activities, and which are therefore being carefully monitored by the pertinent structures, include EU approval of the Third Energy Packet and the recent rules on Class Actions.

Process risks

Business interruption risk

All of the Group's activities involve managing production sites that are technologically and operationally complex (power stations, waste disposal plants, cogeneration plants, networks, etc.). Were any of these to break down or be damaged accidentally, it could lead to the service not being available for a while; this in turn could lead to financial losses and even damage to the Group's reputation due to the interruption.

These risks are linked to a variety of factors which, in the case of certain plants. could be accentuated by changes in the competitive context and in the markets of reference. While the risk of unavailability of the plants can be considered an inherent part of the business, one that is impossible to eliminate entirely, the A2A Group applies advance risk mitigation strategies to all of its sectors to reduce the probability of such risks taking place, as well as "after-the-event" strategies to limit the impact if for some reason they do take place.

Safeguarding of the Group's assets involves adopting procedures of programmed maintenance and periodic revision of the plants and networks, as well as providing specific training courses for personnel, also with reference to the operating procedures currently in force; the Group also makes widespread use of instruments for the control and remote control of technical parameters to permit adequate monitoring and timely reporting of any anomalies, as well as to ensure ready supplies of key components needed to guarantee operational continuity, where possible.

When new production sites are acquired, specific steps are taken to bring them into line with Group standards in terms of maintenance, control and personnel training methods.

Lastly, the Group stipulates insurance policies to cover direct and indirect damages from other types of risk.

IT infrastructure

The activities of the A2A Group are managed through complex IT systems that handle the main corporate processes: operational, administrative and commercial. Potential risk factors include the inadequacy of such systems compared with the needs of the business, possible "downtime" making them unavailable, or inadequate handling of the aspects linked to the integrity and confidentiality of information. These risk factors are mitigated by controls governed by the Information & Communication Technology Departments.

In 2009, the Group continued to integrate and consolidate its IT systems. It also rationalised its ICT services in outsourcing, redefining the tasks assigned to the service companies to encourage more efficient operational support. Various projects are also underway that will make it possible to maintain and further develop service capacities and levels in the light of new business needs.

In order to mitigate the potential risk of business interruption, especially of those processes that are considered strategic, the Group has equipped itself with back-up facilities to ensure continuity of service in the event of a breakdown.

Given the importance of the activities that are carried on every day on the Italian Power Exchange (IPEX), particular attention is paid to protecting the systems that interface with it; these systems have in fact been duplicated and are subject to specific maintenance procedures to ensure their stability.

The Group also has a Disaster Recovery system that ensures service and data continuity on an alternative IT centre. The efficiency of this system is tested periodically. The project for mutual recovery between the IT centres in Milan and Brescia is now nearing completion and this will add further protection against potential interruptions.

Data confidentiality and security are subject to specific controls on the part of the Group, both through internal policies and by means of tools to segregate access to information, as well as by specific contractual agreements with any third parties who may have to access the information that the Group handles.

Environmental risk

The risks associated with events that impact the environment or the health of the population living in the areas of influence of the Group's activities (e.g. for the disposal of production waste, emissions from production processes, waste collection and disposal) are now the object of increasingly close attention on the part of public regulators and more and more stringent legislation.

The Group pays constant attention to the prevention of such risks, adopting a policy document entitled "Policy for the Quality, Environment and Safety of the A2A Group", which is now the instrument that lays down the Group's approach to such questions.

This document, which is widely distributed both internally and externally, explains the values that underlie the Group's operations and that the Quality, Environment and Safety Department undertake to spread and share as guidance for the day-to-day work of all concerned.

The Quality, Environment and Safety Department also has the purpose of providing top management with support in establishing company policy in these areas, checking that they are implemented properly in compliance with the rules applicable in all areas and internal processes.

Operational implementation of the policy takes place through the Management System in the Group entities that are more exposed to potential environmental impacts, both direct and indirect. This system provides for progressive extension and upgrading to the standards of ISO14001 certification for the Group's main activities that have a major impact on the environment, as well management of EMAS certification for the Group's main plants.

The Quality, Environment and Safety Department has set up control units to this end. Among other things, they carry out periodic environmental analyses and audits to monitor and prevent conduct that does not comply with the Group's environmental procedures.

Lastly, the A2A Group has stipulated an insurance policy for damage from both accidental and gradual pollution.

Each year, the Group also publishes a Sustainability Report that gives key data and information on the environmental aspects of the business for public consumption.

Health and safety risk

The Group operates in a heterogeneous business context with a strong technology element and the presence of personnel at the Group's plants and throughout its territory.

Certain Group activities are, by their nature, more exposed to the risk of work-related accidents such as operational services on the territory and the performance of technical services and activities at the plants.

Through the Quality, Environment and Safety Policy (which provides for a programme to upgrade the personnel safety management system to comply with the ISO 14001 and OHSAS 18001 standards), the prevention measures adopted aim for a "zero risk" objective, promoting a constant rise in the level of safety in the workplace.

In order to harmonise the objectives of safety and protection in Group companies, a central Prevention and Protection Service was set up as part of the Quality, Environment and Safety Department.

Control sections were then set up at the various Group companies, coordinated by A2A's Safety Unit, which among other things carries out specific inspections to monitor compliance with the procedures on prevention and protection and workers' health and safety, as well as personnel training.

There is also a programme of employee health surveillance with the help of a team of doctors located in the various areas. They carry out periodic assessments of the state of health of Group employees.

To assist the process of ongoing improvement of safety, a system of monitoring and recording accidents was set up, analysing the reasons for the accident after the event so that corrective and mitigating action can be taken.



Photo captions

Page 13
• Works at the Bergamo WTE Plant
• Works at the Valtellina Hydroelectric Power Plants
• Works at the Valtellina Hydroelectric Power Plants

Page 14
• July 1, 2009: employees at the ceremony to mark the acquisition of the Monfalcone Power Plant.
• July 1, 2009: ceremony to mark the acquisition of the Monfalcone Power Plant: Paolo Rossetti, General Manager of the Technical and Operations Area, and Luigi Manzo, Plant Manager.

Page 15
• Cavern works at the Valtellina Hydroelectric Power Plants.
• Cavern works at the Valtellina Hydroelectric Power Plants.
• Cavern works at the Valtellina Hydroelectric Power Plants.

Page 16
• The Cancano and San Giacomo Lakes - Upper Valtellina.
• May 14, 2009: Giuliano Zuccoli is appointed Chairman of Assoelettrica.

Page 17
• Renato Ravanelli, General Manager of the Corporate and Market Area, at an A2A Convention.
• Renato Ravanelli, General Manager of the Corporate and Market Area, at an A2A Convention.
• Renato Ravanelli, General Manager of the Corporate and Market Area, at an A2A Convention.

Page 30
• The Supervisory Board of A2A.

Page 31
• The Management Board of A2A.

Page 32
• May 3, 2010: Presentation of the pilot scheme for E-Moving, a sustainable mobility system, to the Mayor of Brescia, Adriano Paroli.
• May 3, 2010: Presentation of the pilot scheme for E-Moving, a sustainable mobility system, to the Mayor of Brescia, Adriano Paroli.

Page 33
• March 17, 2010: Presentation of the pilot scheme for E-Moving, a sustainable mobility system, to the Mayor of Milan, Letizia Moratti, and the Environment Councillor, Paolo Massari
• March 17, 2010: Presentation of the pilot scheme for E-Moving, a sustainable mobility system, to the Mayor of Milan, Letizia Moratti, and the Councillor for the Environment, Paolo Massari.

Page 34
• October 2009: the "Stai con noi" marketing campaign.
• October 2009: the "Stai con noi" marketing campaign.

Page 36

- January 16, 2009: signing the agreement to acquire Aspem Varese.
- January 16, 2009: signing the agreement to acquire Aspem Varese.

Page 37

- Silvio Berlusconi and Giuliano Zuccoli sign the agreement to run the Acerra Waste-to-Energy Plant.
- Silvio Berlusconi, Giuliano Zuccoli and General Franco Giannini sign the agreement to run the Acerra Waste-to-Energy Plant.
- Silvio Berlusconi and Giuliano Zuccoli sign the agreement to run the Acerra Waste-to-Energy Plant.

Page 45

- September 3, 2009: Renato Ravanelli signs on behalf of A2A the agreement to acquire a stake in EPCG Montenegro.
- The Piva Dam (Montenegro).

Page 46

- Guglielmo Epifani (Secretary General CGIL), Giuliano Zuccoli and Giacomo Berni (Secretary General FNLE).
- April 20, 2010: inauguration with blessing of the Scandale Power Plant.

Page 49

- The A2A Civil Protection Unit bringing aid to the earthquake victims of Haiti and Abruzzo.
- The A2A Civil Protection Unit bringing aid to the earthquake victims of Haiti and Abruzzo.
- The A2A Civil Protection Unit bringing aid to the earthquake victims of Haiti and Abruzzo.


129

Page 50

- The Orichella Hydroelectric Power Plant in Calabria.
- The Monfalcone Power Plant.

Page 51

- January 29, 2010: A2A in China; first agreement to buy emission credits signed.
- The Acerra Waste-To-Energy Plant.

Page 61

- Pietro Tinello, Manager of the Acerra Waste-To-Energy Plant, talking with Giuliano Zuccoli.
- Inauguration of the Acerra Waste-To-Energy plant.
- Inauguration of the Acerra Waste-To-Energy plant.

Page 63

- April 20, 2010: inauguration of the Scandale Power Plant
- April 20, 2010: inauguration of the Scandale Power Plant; Michele De Censi of A2A and Managing Director of E.ON. Italia Klaus Schafer.

Page 72

• From right to left: the Mayor of Bergamo Franco Tentorio, the Councillor for Public Works Alessio Santarelli, the Councillor for the Environment Marco Bandera, Piercostante Fioletti and Francesco Giffoni of A2A and the Manager of the Services Division of the Municipality of Bergamo Diego Finazzi.
• Works for Milan's District Heating System.

Page 73

• Steffen Birkeland of Hafslund Fjernvarme (Oslo), the Mayor of Milan, Letizia Moratti, and the Chairman of Coriance, Yves Lederer, at a conference on district heating.
• The Mayor of Brescia, Adriano Paroli, visiting an A2A project.

Page 75

• Salvatore Cappello, General Manager of AMSA.
• The services offered by AMSA.
• Sergio Galimberti, Chairman of AMSA.

Page 76

• Fulvio Roncari, Managing Director of Aprica.
• An Aprica plant.



Page 77

• Michele Sparacino, Managing Director of Ecodeco.
• ITS Ecodeco of Giussago (Pv).

Page 79

• Inside the control room of an Ecodeco Intelligent Transfer System (ITS) - photo by Mario Gabriele Marioli for Ecodeco.
• Sergio Testa of Ecodeco and Angelo Ciocca (Regional Councillor) during the 5th National Energy Day at Corteolona; photo by sgtcomunicare for Ecodeco.

Page 80

• March 9, 2010: The Chairman of AMSA and the Chairman of BSR Berlino sign a collaboration agreement.
• AMSA's activities for schools.
• AMSA: the road sweeper

Page 81

• February 9, 2010: Mayor Moratti and Councillor Simini inaugurate the lighting system of Corso Buenos Aires.
• The new illumination of the Torre Branca in Parco Sempione.

Page 82

• The Macconago Plant.
• The Macconago Plant.

Page 95

•May 7/9, 2010: the Mille Miglia in Brescia.
• Graziano Tarantini, Chairman of A2A's Supervisory Board, visiting the plants.
• The A2A stand at the Mille Miglia.

Page 96

- May 7/9, 2010: 83rd Reunion of the Alpini in Bergamo.
- May 7/9, 2010: 83rd Reunion of the Alpini in Bergamo.

Page 98

- Giuliano Zuccoli and Mauro Miglio meet the Montenegro press.
- April 26, 2010: EPCG press conference; Srdjan Kovacevic, Chairman of EPCG, and Enrico Malerba, CEO of EPCG.

Page 100

- April 29, 2010: Career day at Bocconi University.
- April 29, 2010: Career day at Bocconi University.

Page 103

- Humid area recreated at La Cassinazza (Cassinazza di Baselica - Pv), an example of third generation agriculture.
- Birdlife and countryside around Ecodeco's headquarters at Cassinazza di Baselica (Pv).
  photo by Mario Gabriele Marioli for neorurale.it

Page 111

- The Canavese Cogeneration Plant (Milan).
- The Canavese Cogeneration Plant (Milan).

Page 113

- The Directors of A2A at the Cancano Ceremony.
- Holy Mass in memory of those who died during the construction of the Valtellina plants (S.Erasmo - Cancano).

Page 114

- The Archbishop of Milan, Dionigi Tettamanzi, and Giuliano Zuccoli.
- The Bishop of Brescia, Mons. Luciano Monari, with Giuliano Zuccoli and Graziano Tarantini.

Page 116

- The Brescia remote control room.
- The control room of the Silla 2 WTE Plant.
- The Brescia remote control room.

Page 126

- The San Giacomo Dam: the heart of the Valtellina hydroelectric system.

The document is also available on the website www.a2a.eu.

Editorial Coordination: Communication and External Relations

Graphics: AP&B Milano

Lay-out: Red Point Communication

Photos: A2A's Archive and Massimo Siragusa



via Lamarmora 230 - 25124 Brescia
www.a2a.eu

REPORT ON OPERATIONS 2009

a2a



RECEIVED

2010 JUN -3 P 12:17

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 28, 2010

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of this documents:
- "A2A S.p.A. – Report of the Supervisory Board to the Shareholders' meeting on the supervisory activity carried out in 2009".

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

A2A S.p.A.

Report of the Supervisory Board to the Shareholders' Meeting on the supervisory activity carried out in 2009

(pursuant to Article 153, paragraph 1, of Legislative Decree no. 58 of 24 February 1998, and article 22, paragraph 1, letter i) of the By-laws)

Report of the Supervisory Board to the Shareholders' Meeting on the supervisory activity carried out in 2009

(pursuant to Article 153, paragraph 1, of Legislative Decree no. 58 of 24 February 1998, and article 22, paragraph 1, letter i) of the By-laws)

Dear Shareholders,

the corporate governance structure of A2A S.p.A. (hereinafter also referred to as the "Company") is based on the dual administration and control system, which is characterised by the presence of a Supervisory Board and a Executive Board. The roles, functions and responsibilities of the two boards are clearly identified by the By-Laws and detailed in the Report on Corporate Governance. Specifically, the control and direction activities of the Company are entrusted to the Supervisory Board, while the Executive Board is responsible for the business management and administration.

The Supervisory Board, which was appointed by resolution of the Shareholders' Meeting of 3 June 2009, took steps to appoint the existing Management Board, according to articles 22, letter (a), 26, 27, 28 and 30 of the By-Laws, by resolution of 22 June 2009.

In the pursuance of the principles defined by the corporate governance model adopted, the Supervisory Board's action was directed at ensuring that operations are carried out in harmony with the administrative body in order to provide management efficiency and controls effectiveness . An essential factor in full coordination and joint between the Supervisory Board and the Executive Board is maintaining constant and, reciprocal information flows.

Pursuant to article 23 of the By-Laws, the supervision and coordination of Supervisory Board activities is granted by the establishement of the figure of the Chairman, who supervises and coordinates the correct functioning of the Board and takes pro-active steps to ensure the link with the Executive Board actions.

In order to plan its work in the most effective way, in compliance with the provisions under the By-Laws and in accordance with the Self-Regulatory Code of Borsa Italiana S.p.A., the Supervisory Board adopted an internal organisation contemplating the division of the body into Committees, set up in order to support the Board in examining specific matters and in carrying out preliminary investigation activities on issues for which they are responsible.

During the meeting of 12 June 2009, the Supervisory Board, wishing to take initial practical steps to implement the Shareholders' Meeting intention for its structure be slimmed down and rationalised, deemed it appropriate to reduce the number of the above Committees from six to four, including the activities carried out by the Financial Statements Committee into the Audit Committee and deciding not to appoint the Direction and Strategic Initiatives Committee. The activity of the abovementioned Committees is carried out in compliance with specific Regulations approved by the Supervisory Board.

The organisational model adopted by the Supervisory Board also includes a structure named General Secretariat of the Supervisory Board which supports the Chairman, the Board and its Committees in performing the respective functions.

In full compliance with the Company's By-Laws and the current legislation, the Supervisory Board has adopted a Regulation which regulates its functioning and operations.

Thanks to the efforts made by the members of these two corporate bodies, there was an improvement in the functioning of the dual method adopted, and the inevitable difficulties that arose in the start-up phase were overcome. In this regard, it is necessary to stress the need to proceed with the process that has been started in order to gradually adapt organisational processes so that the collaboration between the bodies is as substantial and efficient as possible.



In compliance with the obligations laid down in article 153 of Legislative Decree no. 58/98 (TUF, Testo Unico della Finanza, Consolidation Act on Finance) and pursuant to article 22, paragraph 1, letter i) of the By-Laws, this report has been drawn up by the Supervisory Board, which was appointed by the Shareholders' Meeting on 3 June 2009 and, regarding the activity carried out by the previous Board, is based on the related documentary findings.

Below is presented a summary of the supervisory activity carried out and a detailed report prepared according to the order of presentation required by the Consob Communication no. 1025564 of 6 April 2001; this documentation is supplemented by the additional information which the Supervisory Board intends to provide to the Shareholders' Meeting, in relation to its strategic activities.

Summary of supervisory activities

The Supervisory Board acknowledges, also with the support of its Committees, that:

- it carried out supervision activities as required by law according to the "Rules of Conduct" recommended by the Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri (National Councils of Certified Public and Professional Accountants), the provisions issued by Consob and, in particular, the Communication no. 1025564 of 6 April 2001, as amended and supplemented, as well as the internal Regulations;
- it obtained from the Executive Board, whose meetings were also attended, according to the by-laws, by the Chairman and the Vice Chairman of the Supervisory Board, information on the activity carried out and on the most important economic, financial and equity transactions carried out by the Company and its Subsidiaries, according to the planned schedule, as well as in compliance with article 150, paragraph 1, of the TUF;
- it became aware of and supervised, within the sphere of its responsibilities, the compliance by the Company with the law, the By-Laws and the memorandum of association, through regular meetings with the General Managers of the Corporate and Market and the Technical Operational Areas and the main business functions, in order to understand the management procedures which ensure compliance with the laws and regulations at the individual organisational units of competence;
- it supervised compliance with the principles of correct administration and the adequacy of the organisational structure and the directions given by the Company, so that the Subsidiaries may provide all the information necessary for the Company to fulfil communication obligations required by law, through direct observations, the acquisition of information and regular meetings with the General Managers of the Corporate, Market and Technical Operational Areas, the Internal Control Manager, the Internal Audit Department Manager, the Surveillance Body pursuant to Legislative Decree no. 231/01, the Manager responsible for the Preparation of Corporate Accounting Documents and the Independent Auditors PricewaterhouseCoopers S.p.A.;
- it supervised the adequacy of the internal control and administrative-accounting systems, as well as the reliability of the latter in correctly representing management-related events,

through regular meetings with the Internal Control Manager, the Internal Audit Department Manager, the Manager responsible for the Preparation of Corporate Accounting Documents, the department Managers, the supervisory boards of the main Group companies and the Independent Auditors, as well as examining the documents prepared by them;

- it supervised the correct implementation of the corporate governance rules laid down in the Self-Regulatory Code of listed companies promoted by Borsa Italiana S.p.A..

The Supervisory Board, also with reference to the specific competences assigned to it by law and by the By-Laws, as to the approval of the annual and consolidated financial statements, notes:

- that, on 24 March 2010, the Executive Board examined the draft 2009 separate and consolidated financial statements which, together with the related Reports on Operations, were made available to the Supervisory Board on the same date;
- to have acknowledged the resolution of 24 March 2010 by which the Executive Board approved the report on Governance and Ownership Structures and that it approved such resolution on the same date;



- to have checked, also with the support of the Audit Committee, for compliance with the provisions of law and regulation concerning i) the preparation and the layout of the financial statement formats, (ii) the formats of the financial statements themselves, as well as (iii) the further accompanying documents, including information relating to ownership structures pursuant to article 123-bis of the TUF;
- to have verified, also with the support of the Audit Committee, that the 2009 Report on Operations complies with the laws and regulations in force and gives an exhaustive and clear representation of the economic, financial and equity position of the Company and of the Group, as well as the performance of operations during the financial year;
- that on 24 March 2010 the Chairman of the Executive Board, in the name and on behalf of the Board itself, and the Manager responsible for the Preparation of Corporate Accounting Documents made the representations required pursuant to article 154-bis, paragraph 5, of the Legislative Decree no. 58/98 TUF;
- that on 9 April 2010 the Independent Auditors PricewaterhouseCoopers S.p.A. issued the reports on the separate and consolidated financial statements at 31 December 2009, which do not contain remarks.
- that it approved, by resolution of 26 April 2010, the separate and consolidated financial statements of A2A at 31 December 2009, which are made up of the balance sheet, the income statement, the statement of changes in equity, the cash flow statement and the notes to the financial statements, as well as the Report on Operations.

The Board declares that, during the supervision activity carried out, no significant events were detected that would require to be reported to the Regulatory Authorities or to be mentioned in this Report.

Detailed report on supervisory activities

Transactions of equity, economic and financial significance and strategic activities

1) On 16 January 2009, the Supervisory Board, also in the light of the responsibilities vested in it by the By-Laws, examined and approved the 2009-2013 business plan, as prepared by the Executive Board; in July 2009 the Board started the half-yearly verification of such business plan and strategy policies, as well as of the guidelines for the development of A2A.

   The work that the Supervisory Board carries out with regard to business plans is also to be seen as an instrument whereby it performs its supervision and control functions, with reference to the assessment of the risk factors these plans may entail for the Group.

   Below are reported the major essential equity, economic and financial transactions carried out by the Company and its subsidiaries for which the Supervisory Board acquired information from the Executive Board and from the General Managers:

   - September 2009 saw the completion of the acquisition of a 43.70% stake of EPCG Montenegro, which was carried out in three phases: the first tranche, amounting to a 15% shareholding, in May 2009; a second of 18% at the end of the tender conducted by the Government of Montenegro in September; a third tranche of 10.7% at the end of September 2009. For this transaction, the Supervisory Board perused the project which was already started and resolved by the previous administrative body and resolved to authorise it pursuant to the By-Laws. As regards this transaction, the Supervisory Board emphasised the need for monitoring objectives and timing for making the plants more efficient and of the national project for the interconnection cable with Italy.
   - between April and October 2009, an amount of 284 million Euros was disbursed in relation to the "tax moratorium" (the so-called State aids), which has been analysed in detail by the Supervisory Board, with the support of the Audit Committee;
   - on 27 October 2009, a Debenture Loan was issued for a total amount of 1 billion Euros with a 7-year term.

     In the fourth quarter of the period, also bearing these transactions in mind, the

Supervisory Board, in the exercise of its strategy policy prerogatives, analysed and shared the possible scenarios presented by the Executive Board in connection with the crisis and the outlook for the economy, the development prospects for individual business sectors and the options for the rearrangement of the portfolio of financial shareholdings, pointing out to the management board that the reduction of its net financial position should be one of the Company's main objectives.

The most important transactions, which are reported in the Report on Operations for the 2009 financial year, comply with the law and the Company's By-Laws and are not clearly imprudent or reckless, in conflict of interests, in conflict with the resolutions passed by the Shareholders' Meeting or are not such as to compromise the integrity of the Company's assets.

Atypical and unusual transactions

2) No atypical and/or unusual transactions with third parties, related parties or other group companies were found that were likely to give rise to doubts concerning the correctness/completeness of the disclosures in the financial statements, the conflicts of interest, the protection of the Company's assets or the safeguarding of minority shareholders.



Transactions with related parties

3) In the Report on Operations and the Notes to the Financial Statements concerning the draft annual and consolidated statements at 31 December 2009, the Executive Board adequately reported and illustrated the main transactions with third parties, related parties or other group companies, and described its characteristics. In order to gain an understanding of the overall system of internal controls and monitoring measures implemented by the Company in relation to the management of relations with related parties, the Supervisory Board, through the Audit Committee, conducted inquiries that also had the purpose of assessing the impact of the relevant regulatory changes in order to make the appropriate adjustments to the current procedure.

Independent Auditors' Reports

4) On 9 April 2010 the Independent Auditors PricewaterhouseCoopers S.p.A. issued their Reports on the annual and consolidated financial statements at 31 December 2009 pursuant to article 156 of the
TUF, which do not contain remarks. Specifically, the Reports certify that the abovementioned

documents comply with the IFRS adopted by the European Union, as well as with the measures issued in implementing article 9 of Legislative Decree no. 38/2005 and that they give a clear, true and correct representation of the equity, financial and economic position, the changes in equity and the cash flows of A2A S.p.A. and of the Group for the 2009 financial year.
The Independent Auditors also certified the consistency of the Report on Operations and of the specific section on Corporate Governance and Ownership Structures as required by article 156, paragraph 4-bis, letter d), of Legislative Decree no. 58/98.

Reports and complaints

5) With reference to the possibility for shareholders to lodge complaints with the Supervisory Board, pursuant to article 2408 of the Italian Civil Code, in relation to 2009, the Supervisory Board has acknowledged that no complaints were received during the abovementioned financial year. Investigations made in connection with a complaint submitted during the first half of the year reported no omissions or irregularities.
Furthermore, it should be noted that the Supervisory Board has made arrangements, also with the support of the general Secretariat of the Supervisory Board, for specific operational procedures for the regulation and formalisation of the internal process of receiving, analysing and appraising any complaints made by shareholders pursuant to article 2408 of the Italian Civil Code.

6) In 2009 no complaints were received from the Supervisory Board in relation to anomalies and/or irregularities concerning the corporate operations.

Assignments to the Independent Auditors

7/8) PricewaterhouseCoopers S.p.A. is the company which has been appointed as Independent Auditors by the Parent Company A2A S.p.A. and by the other Group Companies, in order to audit the annual and consolidated statements, to conduct a limited audit of the Half-year Report, to carry out periodic verifications of correct bookkeeping, to conduct a limited audit of the half-year report, to audit the annual separate accounts for the Autorità per l'Energia Elettrica ed il Gas (AEEG, Regulatory Authority for Electricity and Gas), as well as to audit the information sent to the shareholders for the consolidation of the Subsidiaries and of the Joint Ventures. The Supervisory Board, with the support of the Audit Committee, checked for compliance with the principles of independence of the Independent Auditors. During 2009 PriceWaterhouse Cooper was not asked to carry out any extra work except for the certificate required in relation to the bond issue. The table below reports the amounts paid out in relation to the tasks entrusted to the Independent

Auditors and to entities connected with it 2009 (data in thousands of Euros):

Type of services

	Main auditor PwC	Other auditors
Auditing and certification services for A2A S.p.A.	236.00	-
Auditing and certification services for Subsidiaries	890.00	-
Auditing services for Subsidiaries and Joint Ventures	122.00	12.00
TOTAL	**1,167.00**	**12.00**

Opinions issued pursuant to law

9) Pursuant to article 154-bis of Legislative Decree no. 58/98 TUF, the Supervisory Board has given its positive opinion on the appointment of the new Manager responsible for the Preparation of Corporate Accounting Documents, without prejudice to the powers and means granted to the previous Manager.



Meetings of Collegial Bodies

10) The Supervisory Board met fifteen times during 2009 in the performance of its duties, and, in the persons of its Chairman and Vice Chairman, attended the fourteen meetings of the Management Executive Board.
The Financial Statements Committee met five times (up to 12 June 2009, as it was incorporated in the Audit Committee after 22 June 2009), the Audit Committee met eighteen times, the Appointments Committee met three times, the Remuneration Committee met thirteen times and the Donations Committee met nine times.

Principles of correct administration

11) Within the sphere of its responsibilities, the Supervisory Board acquired knowledge of and supervised the respect of principles of correct administration. Specifically, this activity was carried out by attending Executive Board meetings and analysing the issues resolved by the administrative body, also with the support of the Audit Committee, by means of interviews, direct observation, appropriate inquiries and by periodically obtaining information from General Managers, the department Managers and the management, the Internal Control Manager and the Manager responsible for the Preparation of Corporate Accounting Documents pursuant to Law no. 262/05, as well as from the Independent Auditors, in the framework of a mutual exchange of relevant data and information pursuant to article 150, paragraph 3, of the TUF. This work also involved investigations on

method and timing of the information flows necessary for the preparation of the annual budget and the business plan, as well on the nature, composition and monitoring of debt, on the unified treasury and on the centralisation of financial activities.

Organisational Structure

Audit Committee, which had periodic meetings with the General Managers of the Corporate and Market and Technical and Operational Areas and the management concerned in order to gain an understanding of the organisational structure and of the system of powers/proxies granted and to ensure a clear separation/balance of responsibilities in corporate duties and functions.

The Board, also with the support of the Audit Committee, investigated the organisational aspects related to the Group direction and coordination model and to the compliance with the principles of management autonomy. The above, with particular regard to the structure of intra-group agreements, was discussed in a specific meeting with the general manager of the Corporate and Market Area and the head of Integration Program Management.

The governance model, in fact, provides for the administrative and supporting activities generally performed by the Parent Company by virtue of special Service Contracts to be centralised and for Subsidiaries to concentrate on their own core business. In the specialist areas of Planning, Control and Investments, Finance, Risk Management and Treasury, Accounting, Procurement, Human Resources, Information and Communication Technology, Quality Environment and Security, Relations with Sector Authorities, Legal Affairs, Internal Audit and Compliance, the Parent Company draws up and defines general, planning and strategic guidelines in addition to carrying out the relative operational activities where envisaged in the Intercompany Service Contracts.

The most important aspects discussed concerned:

- the Parent Company and Subsidiaries' responsibilities arising from the adoption of this model;
- the implications in terms of organisation and responsibility arising from the possible granting of delegated powers to the Sole Director of subsidiaries (if required);
- the Subsidiaries' opinions on the Parent Company's coordination and control and their feedback regarding the activities carried out centrally by virtue of the Service Contract.

The following meetings were also held:

- General Management of Corporate and Market Area for the examination of the organisational and functional aspects of Investor Relations activities and external communications methods;
- General Manager of Technical and Operational Area and Quality Environment and

Security Manager for the examination of the organisational aspects of the units and of the procedures adopted in relation to the relevant regulatory framework and the analysis of the Quality Environment and Security area;

- Planning, Finance and Control Management for an analysis of organisational, functional and procedural aspects of this office; among other issues, the methods and timing for the preparation of the annual budget and business plan, and the procedures to interact with the AEEG, were analysed;
- Information and Communication Technology Management to examine the organisational and functional aspects of its area of responsibility and the activities in progress regarding the Group's IT systems, as well as for the presentation of the ICT Model Guidelines and the methods for the management of the IT aspects of the offices in the network (e.g. Partenope);
- Human Resources Organisation and Development Projects Management to examine issues concerning the 2008/2010 Human Resources Plan, pay policies, the harmonisation of the process of recruitment, training, professional growth and the personal data of the A2A Group's employees;
- Legal Affairs Management for an analysis of the pending disputes and the organisational and functional aspects of the Legal Affairs department.



The Supervisory Board is following the process of organisational and information technology integration carried on by the Executive Board on the Group, constantly monitoring outcomes.
Finally, the Supervisory Board, also with the support of the Remuneration Committee, analysed and evaluated the fees due to the members of the Supervisory Board vested by the By-Laws or by the Supervisory Board itself with particular offices or powers or performing particular functions, and to the members of the Supervisory Board assigned to Committees. The purpose of this activity was to create an appropriate system of remuneration consistent with shareholders' interests.

The Remuneration Committee also supported the Supervisory Board in estimating the fees due to the members of the Executive Board.
The practical result of the consideration of these matters was that, on the basis of the policies laid down for directors who currently hold offices, there was a total reduction of about 30% in fees compared to their previous terms of office.

Internal Control System

13) The work of supervision over the internal control system was mainly carried out by means of periodic meetings with the main officers involved in its monitoring and control, as well as with those responsible for its planning and implementation.

13.1) The activity carried out by the Internal Control Manager

Internal Control Manager

In line with the instructions given by the Self-Regulatory Code of Borsa Italiana S.p.A., the Company has appointed an Internal Control Manager, who is responsible for verifying that internal procedures are suitable and that risk mitigation measures are adequate and for helping the Group to detect and assess the areas in which risk is greatest. In 2009 this Manager continued his monitoring work, having the duty, inter alia, of verifying that internal procedures were tight enough to ensure compliance with the obligations of honesty and transparency in carrying out corporate activities, of ensuring that risk mitigation measures are adequate and of helping the Group to detect and assess the areas with the higher risk.

The Internal Control Manager duly attended Audit Committee meetings, constantly reporting to the Committee on activities already performed and on those scheduled, in line with the Annual Audit Plan and with his duty to keep the Audit Committee informed. The Manager avails himself of the assistance of the Internal Audit Department.

In conducting his audits, which were formally presented in the annual report submitted to and analysed by the Audit Committee, the Internal Control Manager did not report any significantly critical issues.

Internal Audit Department

In performing his duties, the Internal Control Manager is assisted by the Internal Audit Department, which continued its process of streamlining its organisational structure during 2009, ending with the appointment of a new Manager in September 2009.
The Internal Audit Department works with the Internal Control Manager and the other persons previously mentioned in performing the duties related to the internal control and risk management system, particularly as regards the verification of the internal procedures and the preliminary activities for the assessment of the Group's internal control and corporate risk management systems. This Unit also assisted the Surveillance Body of the Parent Company and of the subsidiaries set up pursuant to Legislative Decree no. 231/01, providing specific analyses and control tests whose purpose was to support these boards in verifying the functioning and efficacy of, and compliance with, the organisational, management and control models adopted by the individual companies.

Surveillance Body and Organisational, Management and Control Model pursuant to Legislative Decree no.231/01

On 2 and 16 march 2009, respectively, the Audit Committee and the Surveillance Body analysed the "Organisational, Management and Control Model" adopted pursuant to

Legislative Decree no. 231/01, as amended, which was approved by the Executive Board in its meeting of 16 February 2009.

The purpose of the Model is to lay down the guidelines, rules and codes of conduct that govern the Company's business, which all the recipients of the Model must follow in order to prevent the commission of the crimes envisaged in Legislative Decree no. 231/01, as amended, in the framework of the "sensitive" activities that they perform for the Company, and to ensure that corporate activities are conducted correctly and transparently.

Monitoring the effective implementation of the Model, pursuant to the abovementioned decree, is the responsibility of a Surveillance Body, which oversees the functioning of, and compliance with, the Model and sees that it is constantly updated.

The Parent Company's Surveillance Body (which reports to the Chairman of the Executive Board and submits periodic reports on its work to the Executive Board, Audit Committee and Supervisory Board), in the person of its Chairman, presented the work it had done during 2009, also with the support of the Internal Control Manager and the Internal Audit Department, to the Audit Committee.

This work focused on the correct implementation of, and proper compliance with, the Model, particularly by means of:

- laying down the operational methods for monitoring compliance with the provisions of the Model;
- identifying a Plan of audit of sensitive processes pursuant to Legislative Decree no. 231/01 for the three-year period 2009-2012;
- starting the audit of sensitive processes of the Parent Company and of the Group Companies;
- defining a Plan to update the Models pursuant to Legislative Decree no. 231/01 of the Subsidiaries of A2A.

The Audit Committee also acknowledged the stage of progress of the General Managers' action plans and is following their implementation.

13.2) The activity carried out by the Supervisory Board

Work on the internal control system was carried out, with the support of the Audit Committee, which operates on the basis of a specific Action Plan, through regular meetings and exchanges of information with the persons responsible for control activities, such as the Internal Control Manager, the Risk Manager, the Internal Audit Manager, the Manager responsible for the Preparation of Corporate Accounting Documents pursuant to Law no. 262/05 and the Surveillance Body, as well as through meetings with the management on specific issues.

The Supervisory Board acknowledged the Executive Board's conclusions regarding the adequacy of the general organisational, administrative and accounting structure of A2A and of the subsidiaries of strategic significance, with specific reference to the internal control system.

During 2009 the Audit Committee supervised the work of the Internal Control Manager and the Internal Audit Department, which included: (i) the completion of the activities envisaged in the 2008 Audit Plan of the A2A Group, (ii) the Special Audits, (iii) the preparation of the 2009 Audit Plan of the A2A Group and the development of the connected activities, as well as (iv) the performance of activities supporting the Surveillance Body relating to Legislative Decree no. 231/01.

The Audit Committee also monitored the implementation of the corrective measures decided on as a result of the verifications carried out during auditing. The Committee is following the evolution of procedural structures particularly as regards the process of integration at Group level and the organisational development plan in progress.

Moreover, the Supervisory Board, also with the support of the Audit Committee, paid particular attention to the investigation into gas meters launched by the Public Prosecutor's Office of Milan, now transferred to Brescia, in view of the possible consequences of the pending judicial proceedings as far as the Company is concerned.

The Audit Committee also supported the Supervisory Board in assessing the adequacy and effective functioning of the Guidelines on the Internal Control System resolved by the Management Board, meeting the Chairman of the Executive Board, the Manager of the Corporate and Market Area and the Manager of the Technical and Operational Area to discuss and analyse the general issues arising from the governance of internal control, proposing some organisational improvements, some of which have already been implemented.

Furthermore, it should be noted that in 2009 the Supervisory Board was supported by the Donations Committee in verifying cultural and charitable projects and activities to promote the image of the Company and the A2A Group and adopted Guidelines for the functioning of this Committee.

For its part, the Donations Committee also examined the procedures to manage relations with AEM and ASM Foundations, particularly as regards the criteria and the procedures for donating grants to these foundations, verifying the implementation of the annual programmes in the respective local areas for which they are competent, carrying out the necessary inquiries and asking for detailed information.

The Supervisory Board's activities did not report any significant critical issues and demonstrated that a further phase in the internal control system has been reached that ensures the highest possible degree of coordination among the various offices responsible for the system.

Administrative and accounting system

14) The Supervisory Board, also with the support of the Audit Committee, assessed and supervised the adequacy of the administrative and accounting system and its reliability in correctly representing management-related events, through direct observations and the acquisition of information from the managers responsible for the competent corporate functions.

Specifically, the Manager responsible for the Preparation of Corporate Accounting Documents, who is responsible for putting appropriate administrative and accounting procedures in place to prepare the accounting disclosures to be made to the market, in accordance with the provisions under article 154-bis of the TUF, as well as for supervising effective compliance with these procedures, is the person entrusted with the responsibility for the administrative and accounting system. The Manager responsible for the Preparation of Corporate Accounting Documents periodically reported to the Audit Committee on the stage reached in the implementation of his work programme and of his findings. The Audit Committee had periodic meetings with the Manager responsible for the Preparation of Corporate Accounting Documents and the Independent Auditors PricewaterhouseCoopers S.p.A. to assess the adequacy of the accounting standards utilised.



In this regard, it should be noted that the accounting standards referred to are the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the interpretations issued by the Standing Interpretations Committee (SIC) and by the International Financial Reporting Interpretations Committee (IFRIC) for the companies which prepare financial statements for the purposes of international standards, and the accounting standards issued by the Organismo Italiano di Contabilità (Italian Accounting Board) for the companies which prepare financial statements by adopting national standards. The Manager responsible for the Preparation of Corporate Accounting Documents reported to the Audit Committee on the developments in the work of analysis of the correctness of the structure of the administrative and accounting system and on the verifications of the effectiveness of administrative and accounting controls, carried out on the basis of a work schedule that considers a specific perimeter of corporate processes selected according to parameters which are relevant for accounting purposes.

The meetings were also held in early 2010 with reference to the examination and approval of the 2009 annual and consolidated accounts.

Specifically, the main issues analysed by the Audit Committee, with the support of the Manager responsible for the Preparation of Corporate Accounting Documents, were:

- Acquisition of EPCG and related process of administrative and accounting integration with A2A;

- A2A Produzione S.r.l. transaction, as accounted for according to the Purchase Accounting method, recognising the assets acquired and the liabilities assumed at fair value;
- Acquisition of 90% of Aspem S.p.A., which owns 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A.;
- Goodwill and implementation of impairment tests on the eight cash generating units (Electricity Networks Business, Ecodeco Business, Integrated Water Cycle Business, Aprica Business, Gas Networks Business, Gas Business, Italy Heat Business, France Heat Business);
- Receivables and provision for bad debts, with specific reference to the increase in the provision for the purposes of an alignment with the other operators in the sector;
- Derivatives: in-depth analyses on the instruments currently used, differentiating derivatives in the industrial portfolio and derivatives in the trading portfolio, as well as on the criteria for the allocation of the related accounting entries under the income statement and balance sheet items.

The Chairman of the Executive Board, in the name and on behalf of the Board, and the Manager responsible for the Preparation of Corporate Accounting Documents issued the certification, pursuant to article 154-bis, paragraph 5, of Legislative Decree no. 58/98 TUF.



Supervision over Subsidiaries

15) During the 2009 financial year, as in 2008, the work continued of obtaining information from the Chairmen of the Boards of Statutory Auditors of the main and most important Subsidiaries regarding the supervisory activities carried out by their control bodies, setting a specific schedule with the aim of progressively extending this investigatory work to other Group companies, also through the General Secretary's Office of the Supervisory Board.

Meetings with the Independent Auditors

16) The Audit Committee (and, until 12 June, the former Financial Statements Committee) met PricewaterhouseCoopers S.p.A., pursuant to article 150, paragraphs 3 and 5, of the TUF, in the course of the performance of its work in support of the Supervisory Board.
The Manager responsible for the Preparation of Corporate Accounting Documents duly attended these meetings, whose aim was to examine the auditing work in progress, particularly as regards the findings of the controls carried out and the methods of accounting for the significant transactions, this activity being preparatory to the examination and approval of the annual and consolidated accounts as indicated in detail under point 14.

Compliance with the Self-Regulatory Code of listed companies

17) A2A S.p.A. complies with the Self-Regulatory Code approved in 2006 by the Corporate Governance Committee promoted by Borsa Italiana S.p.A., within the limits and according

to the procedures illustrated in detail in the abovementioned Report on Corporate Governance and Ownership Structures, which has been the object of a specific analysis on the part of the Supervisory Board.

As regards the independence requirements laid down in the Code, the Supervisory Board has ascertained that its members meet the requirements laid down in section 16 of the By-Laws and in particular, the independence requirements under article 148 of the TUF and the criterion 10.C.2. of the Code.

The Supervisory Board also verified that the Executive Board correctly applied the criteria and procedures for establishing the independence of its members in accordance with the Code, in line with the provisions under criterion 3.C.5 of the Code.

Assessment of the supervisory activity carried out

18) As to the assessment of the supervisory activity carried out, reference is made to the findings submitted in the previous points. It is confirmed that the supervisory activity did not report omissions, censurable events or irregularities which were such as to be reported to the Shareholders.



Proposals to be submitted to the Shareholders' Meeting

19) The Supervisory Board approves the proposed allocation of profits and distribution of dividends through the use of reserves prepared by the Executive Board and submitted for your approval, referred to in Item 1) on the agenda of the ordinary Shareholders' Meeting to be held on 31 May 2010.

The Supervisory Board approves this proposal since it is consistent with both the Group's actual profitability, whose results have been strongly affected by the extraordinary and controversial events of the tax moratorium and the expected rewards from the market. These expectations are confirmed by the positive prospects of economic-financial development of the Group, as forecast in the 2010-2014 Business Plan recently approved by the Corporate Bodies.

Brescia, 26 April 2010

For the Supervisory Board
The Chairman
Graziano Tarantini

List of positions held by the Supervisory Board members

Pursuant to article 144-quinquiesdecies of the Issuers' Regulation, please find attached hereto the lists of positions held by the Supervisory Board members with the Companies referred to in book V, Title V, Chapters V, VI and VII of the Italian Civil Code.

Graziano Tarantini

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Chairman of the Supervisory Board	Until approval of the financial statements at 31.12.2011	1
Banca AKROS spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2010	-
Banca Popolare di Milano scrl	Vice Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	1
Total assignments held at issuers			**2**
Total assignments			**3**

Rosario Bifulco

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Vice Chairman of the Supervisory Board	Until approval of the financial statements at 31.12.2011	1
Sorin spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2010	1
Sirti spa	Vice Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2010	-
Banca ITB spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2009	-
Istituto Europeo di Oncologia srl	Director	Until approval of the financial statements at 31.12.2011	-
Italian Hospital Group spa	Director	Until approval of the financial statements at 31.12.2011	-
Dea Capital spa	Director	Until approval of the financial statements at 31.12.2009	1
Total assignments held at issuers			**3**
Total assignments			**7**

Adriano Bandera

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Malpensa Energia srl	Director	Until approval of the financial statements at 31.12.2011	-
Banca Popolare Lecchese spa	Vice Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2010	1
Total assignments held at issuers			**2**
Total assignments			**3**

Giambattista Brivio

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Total assignments held at issuers			**1**
Total assignments			**1**

Bruno Caparini

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Sviluppo Tecnologico srl	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	-
Total assignments held at issuers			**1**
Total assignments			**2**

Gianni Castelli

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
ACSM-AGAM spa	Director	Until approval of the financial statements at 31.12.2011	1
Malpensa Energia spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	-
Total assignments held at issuers			**2**
Total assignments			**3**

Alberto Cavalli

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Spa Autostrada Brescia Verona Vicenza Padova	Vice Chairman of the Board of Directors and Member of the Executive Committee	Until approval of the financial statements at 31.12.2009	-
Società di progetto Autostrada diretta Brescia Milano Spa	Director and Member of the Executive Committee	Until approval of the financial statements at 31.12.2009	-
Serenissima Brescia Padova Holding Spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	-
Total assignments held at issuers			1
Total assignments			4

Stefano Grassani

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Total assignments held at issuers			1
Total assignments			1

Enrico Giorgio Mattinzoli

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Artfidi Lombardia scrl	Director	14.09.2010	-
Radio Cronache Bresciane srl	Director	Until approval of the financial statements at 31.12.2009	-
Editoriale Teletutto Bresciasette srl	Director	Until approval of the financial statements at 31.12.2009	-
Assoartigiani Cooperativa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2010	-
Total assignments held at issuers			1
Total assignments			5

Marco Miccinesi

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Sevian srl	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2010	–
Henraux spa	Director	Until approval of the financial statements at 31.12.2011	–
Bassilichi spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	–
MPD srl	Chairman of the Board of Directors	Until 31.12.2011	–
Accelera srl	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	–
Bi Elle Finanziaria spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2009	–
Bonaldi Motori spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	–
Bonaldi spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2009	–
Bonaldi Tech	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	–
BVA Leasing spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2009	–
Comfortauto srl	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2009	–
Lorenzo Bonaldi srl	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	–
Nerpharma ds srl	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	–
Nerviano Medical Sciences srl	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	–
NMS 2009 srl	Regular Member of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	–
Simis srl	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	–
Nerpharma srl	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	–
Total assignments held at issuers			**1**
Total assignments			**18**

Massimo Perona

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
La Fortezza spa	Director	Until approval of the financial statements at 31.12.2009	–
Total assignments held at issuers			**1**
Total assignments			**2**

Norberto Rosini

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Consorzio Brescia Mercati spa	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2009	-
COGES spa	Regular Member of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2009	-
Centro Fiera spa	Regular Member of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2009	-
Anselmi Cav. Faustino srl	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2010	-
Nofra srl	Co-Director	For an indefinite period of time	-
Refi spa	Chairman of the Board of Statutory Auditors	Until approval of the financial statements at 31.12.2011	-
Investimenti Pedemontani srl	Sole Director	Until removal	-
Gironofra Re srl	Sole Director	Until removal	-
Total assignments held at issuers			**1**
Total assignments			**9**

Giorgio Maria Filiberto Sommariva

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Total assignments held at issuers			**1**
Total assignments			**1**

Franco Tamburini

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
Società Aeroporto BS Montichiari spa	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2009	-
Società di progetto Brebemi	Director	Until approval of the financial statements at 31.12.2009	-
Made in Steel srl	Chairman of the Board of Directors	Until approval of the financial statements at 31.12.2011	-
Sidertam spa	Sole Director	Until approval of the financial statements at 31.12.2009	-
Tam Group spa	Sole Director	Until approval of the financial statements at 31.12.2010	-

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
Tamburini srl	Managing Director	For an indefinite period of time	-
Immobiliare Uno srl	Sole Director	Until approval of the financial statements at 31.12.2010	-
Immobiliare Due srl	Sole Director	For an indefinite period of time	-
TMQ Itaca srl	Sole Director	For an indefinite period of time	-
Vela Blu srl	Sole Director	For an indefinite period of time	-
BCC del Garda	Director	Until approval of the financial statements at 31.12.2011	-
Total assignments held at issuers			1
Total assignments			12

Antonio Matteo Taormina

Company name	Assignment	Assignment due-date	Number of assignments held at issuers
A2A spa	Supervisory Board Member	Until approval of the financial statements at 31.12.2011	1
En Plus srl	Director	Until approval of the financial statements at 31.12.2010	-
M & A Rinnovabili srl	Director	Expiring in 2012	-
Edipower spa	Director	Until approval of the financial statements at 31.12.2010	-
ACEMA srl	Vice Chairman of the Board of Directors	Until removal	-
Alpiq Energia Italia spa	Chairman of the Board of Directors	Expiring at the time of the approval of the financial statements at 31.12.2009 Proposed renewal of the appointment until 31.12.2012	-
Alpiq Italia srl	Vice Chairman of the Board of Directors	Until removal	-
Alfaenergie srl	Sole Director	Until removal	-
Alpiq Produzione Italia Management srl	Chairman of the Board of Directors	Until removal	-
Total assignments held at issuers			1
Total assignments			9